UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 19, 2023

EASTERN BANKSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-39610	84-4199750
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

265 Franklin Street,
Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 327-8376

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EBC	Nasdaq Global Select Market

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement.

Definitive agreement to sell all assets of Eastern Insurance

Eastern Bankshares, Inc. (the “Company”) and Eastern Bank, a wholly owned subsidiary of the Company (“Eastern Bank” and together with the Company, “Eastern”), and a wholly owned subsidiary of Arthur J. Gallagher & Co. (“Gallagher”), entered into a definitive asset purchase agreement on September 19, 2023 (the “Asset Purchase Agreement”) under which Gallagher agreed to purchase for cash Eastern Bank’s insurance operations, which conducts business under the name Eastern Insurance Group, LLC (“Eastern Insurance”). Eastern’s transaction with Gallagher is referred to in this Current Report on Form 8-K (this “Form 8-K”) as the “Asset Sale.”

Eastern Insurance, which has been a wholly owned subsidiary of Eastern Bank since 2002, acts as an independent agent in offering commercial property and casualty, personal lines products and employee benefits consulting services to both personal and commercial customers. Eastern Insurance operates through 21 non-branch offices in eastern Massachusetts, one office in Keene, New Hampshire, and one office in Providence, Rhode Island. Eastern Insurance has approximately 380 full-time equivalent employees.

The total purchase price under the Asset Purchase Agreement for Eastern Insurance’s insurance operations is approximately $510 million, subject to customary net working capital adjustments. Gallagher’s recourse to Eastern for post-closing indemnification claims is capped under the Asset Purchase Agreement at approximately $1.3 million, subject to customary exceptions.

Subject to satisfaction or waiver of the closing conditions in the Asset Purchase Agreement, including the expiration of the premerger review under the Hart-Scott-Rodino Act, the Company expects that the Asset Sale will be completed during the fourth quarter of 2023. The closing also is conditioned upon certain Eastern Insurance employees having entered into, and not having revoked, rescinded or otherwise terminated, agreements with Gallagher to become effective upon the closing of the Asset Sale. The condition relating to Eastern Insurance employees will be satisfied if agreements are in effect as of closing with each of Eastern Insurance’s six senior most executives and employees responsible for not less than 90% of Eastern Insurance revenue.

Either Gallagher or Eastern may terminate the Asset Purchase Agreement if the Asset Sale is not completed by December 31, 2023.

The foregoing summary of the Asset Purchase Agreement and Asset Sale is not complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is attached as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference in its entirety.

On September 19, 2023, the Company issued a press release announcing the Asset Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Definitive agreement to acquire Cambridge Bancorp and Cambridge Trust Company

On September 19, 2023, the Company, Eastern Bank, Citadel MS 2023, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), Cambridge Bancorp (“Cambridge”) and Cambridge Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Eastern will acquire Cambridge and Cambridge Trust through the merger of Merger Sub with and into Cambridge, with Cambridge as the surviving entity (the “Merger”). As soon as reasonably practicable following the Merger, Cambridge will merge with and into the Company, with the Company as the surviving entity (the “Holdco Merger”). The Merger Agreement further provides that following the Holdco Merger, at a time to be determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving entity (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Merger Transaction”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of the Company and Cambridge.

Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, certain of which are described below, the parties anticipate that the Merger will close during the first quarter of 2024.

Treatment of Cambridge common stock in Merger

Upon the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Cambridge common stock, par value $1.00 per share, outstanding immediately prior to the Effective Time, other than certain shares held by the Company or Cambridge, will be converted into the right to receive 4.956 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of the Company (“Company Common Stock”). Cambridge shareholders will receive cash in lieu of fractional shares of Company Common Stock (the Exchange Ratio and any cash in lieu of fractional shares collectively, the “Merger Consideration”). (For a summary of the treatment of Cambridge equity awards outstanding at the Effective Time, see “Treatment of Cambridge equity awards in Merger” below.)

Denis K. Sheahan’s expected role at Eastern

The Merger Agreement provides that Eastern will take all actions necessary so that Denis K. Sheahan, Cambridge’s Chairman, President and Chief Executive Officer, and three other directors of Cambridge will be appointed to the boards of directors of Eastern and Eastern Bank effective as of the Effective Time. The three Cambridge directors, who will be selected by Eastern after consultation with Cambridge after the date of the Merger Agreement, will be independent of Eastern in accordance with Nasdaq standards.

As described in more detail in Item 5.02 of this Form 8-K, Mr. Sheahan will become the Chief Executive Officer of the Company and will join the Company’s Board of Directors, in each case upon and subject to the completion of the Merger. Mr. Sheahan will report directly to Robert F. Rivers, the Company’s Chief Executive Officer and Chair of the Board of Directors, will become the Executive Chair of the Company and Eastern Bank upon the completion of the Merger.

Voting Agreements

On September 19, 2023, in connection with the execution of the Merger Agreement, the Company entered into voting agreements (the “Voting Agreements”) with all Cambridge directors and executive officers and their affiliates with voting power, who in the aggregate have the power to vote approximately 4.3% of Cambridge common stock. The Voting Agreements provide that, subject to the terms and conditions thereof, each of the directors and executive officers of Cambridge, solely in their capacity as shareholders of Cambridge, will vote the Cambridge common shares she or he owns in favor of the adoption and approval of the Merger Agreement.

Representations, Warranties and Covenants in Merger Agreement

The Merger Agreement contains customary representations and warranties from the Company, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of the Company, its obligation to call a meeting of its shareholders to approve the issuance of shares of Company Common Stock pursuant to the Merger Agreement (the “Company share issuance”) and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders approve the Company share issuance, (iii) in the case of Cambridge, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders adopt the Merger Agreement and (iv) certain non-solicitation obligations with respect to alternative business combination proposals.

Closing conditions in Merger Agreement

The completion of the Merger is subject to various closing conditions, including, (i) approval of the Company share issuance by the Company’s shareholders and adoption and approval by Cambridge’s shareholders of the Merger Agreement, (ii) the receipt of all required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the New Hampshire Banking Department, the

Massachusetts Housing Partnership Fund and, if applicable, the Federal Deposit Insurance Corporation, in each case without the imposition of a “burdensome condition” as defined in the Merger Agreement, (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by the Company in connection with the transactions contemplated by the Merger Agreement, (iv) the completion of the Asset Sale (as defined above), and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger Transaction or making them illegal. Each party’s obligation to complete the Merger is also subject to additional customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger and the Holdco Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination rights in Merger Agreement

The Merger Agreement provides certain termination rights for both the Company and Cambridge. The Merger Agreement can be terminated by mutual written consent, or by either party (i) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (ii) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, (iii) if the Company’s shareholders fail to approve the Company share issuance or Cambridge’s shareholders fail to adopt and approve the Merger Agreement, or (iv) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, the Company or Cambridge may terminate the Merger Agreement if the other party’s board of directors changes its recommendation that, in the case of the Company, its shareholders vote in favor of the Company share issuance, or in the case of Cambridge, that its shareholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $21.0 million will be payable by either Cambridge or the Company, as applicable, in connection with the termination of the Merger Agreement under certain circumstances.

Treatment of Cambridge equity awards in Merger

As of the Effective Time, each restricted stock unit with respect to Cambridge common stock (“Cambridge RSU”) that is then-outstanding will be assumed and converted into a restricted stock unit with respect to Company Common Stock (“Company RSU”), with the number of shares of Company Common Stock subject to such Company RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Company RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of the Company RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Company RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Company Common Stock on each dividend record date from the grant date to such vesting date.

As of the Effective Time, each performance stock unit with respect to Cambridge common stock (“Cambridge PRSU”) that is then-outstanding will be assumed and converted into a performance stock unit with respect to Company Common Stock (“Company PRSU”), with the number of shares of Company Common Stock subject to such Company PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Company PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time. As soon as practicable after the Effective Time, the Company shall offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Company PRSU the opportunity to exchange such Company PRSU for a Company RSU either (i) with respect to a number of shares of Company Common Stock equal to the number of shares of Company Common Stock subject to such Company PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Company PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) same settlement date as the Company PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Company Common Stock determined based on measurement of actual performance through the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Company PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) the same settlement date as the Company PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Company RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time).

As of the Effective Time, each award of restricted shares of Cambridge common stock (“Cambridge RSA”) that is then-outstanding will be assumed and converted into an award of restricted shares of Company Common Stock (“Company RSA”), with the number of restricted shares of Company Common Stock subject to such Company RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Company RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

Other information regarding Merger Agreement and Voting Agreements

The foregoing summaries of the Merger Agreement and the Voting Agreements are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and form of Voting Agreement, which are attached as Exhibit 2.2 and Exhibit 99.1, respectively, to this Form 8-K and are incorporated herein by reference in their entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Company and Cambridge instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or Cambridge, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Cambridge, their respective affiliates or their respective businesses, the Merger Agreement and the Merger Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Cambridge and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Cambridge have made and will make with SEC.

Caution Regarding Forward-Looking Statements

This Form 8-K contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the Merger Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Asset Sale or Merger Transaction may not be timely completed, if at all; that prior to the completion of the Merger Transaction or thereafter, Cambridge or the Company may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed Merger Transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the Merger Transaction; continued pressures and uncertainties within the banking industry and Cambridge and the Company’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to the Company’s and Cambridge’s respective businesses generally that are disclosed in the Company’s and Cambridge’s 2022 Annual Reports on Form 10-K. The Company’s and Cambridge’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this Form 8-K, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, Company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Form 8-K.

Additional Information and Where to Find It

In connection with the Merger Transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of the Company and Cambridge and a Prospectus of the Company (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Company and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.

Participants in the Solicitation

The Company, Cambridge, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and/or Cambridge in connection with the proposed transaction under the rules of the SEC. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and other documents filed by the Company with the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023 and other documents filed by Cambridge with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Director and Officer Appointments.

Upon and subject to the closing of the Merger (as defined in Item 1.01 of this Form 8-K), Robert F. Rivers, the Company’s Chief Executive Officer and Chair of the Board of Directors, will become the Executive Chair of the Company and Eastern Bank. Mr. Rivers will remain the Company’s principal executive officer and Chair of the Board of Directors of the Company and Eastern Bank upon the completion of the Merger.

Upon and subject to the completion of the Merger, Mr. Sheahan, Chairman, President and Chief Executive Officer of Cambridge, will become the Chief Executive Officer of the Company and will join the Company’s Board of Directors. Mr. Sheahan will report directly to Mr. Rivers.

Upon and subject to the completion of the Merger, Quincy Miller, the current President of the Company and Eastern Bank, will be promoted to Vice Chair, President, and Chief Operating Officer of the Company and Eastern Bank. Mr. Miller currently reports directly to Mr. Rivers and upon the completion of the Merger will continue to do so.

Mr. Sheahan, age 58, has served as Chairman, President and Chief Executive Officer of Cambridge Trust and Cambridge since April 2015. Prior to joining Cambridge, Mr. Sheahan spent 19 years at Independent Bank Corp. and Rockland Trust where he served as Chief Financial Officer and Chief Operating Officer. Prior to joining Rockland Trust Company, Mr. Sheahan served as Vice President of Finance for BayBanks, Inc. Mr. Sheahan currently serves as Board Trustee for the Cambridge Community Foundation, where he Chairs the Finance Committee, and is Secretary/Treasurer of the Board of the Massachusetts Housing Partnership. He serves as an Advisory Board member of the Rian Immigrant Center and is a Board member and Treasurer for the Cambridge Family YMCA. He also serves as a member of the Federal Reserve Bank of Boston’s Community Depository Institutions Advisory Council and is a member of the Board of Directors of the Massachusetts Bankers Association. The Company’s Board of Directors has determined that Mr. Sheahan is qualified to serve as a director of the Company effective as of the closing of the Merger based upon his prior service as a director of Cambridge and his extensive experience in many areas of banking and financial services. Mr. Sheahan has experience in positions of executive leadership at publicly traded companies and knowledge of the communities that the Company will serve upon completion of the Merger.

In connection with the Company and Cambridge entering into the Merger Agreement, Mr. Sheahan entered into an executive severance benefits agreement and a change in control agreement with Eastern. The agreements will be effective upon completion of the Merger.

Mr. Sheahan’s Executive Severance Benefits Agreement.

Mr. Sheahan’s executive severance benefits agreement provides that in the event Mr. Sheahan is terminated for any reason, he will receive all earned but unpaid salary, all accrued but unused vacation pay, vested and accrued bonuses or other incentive compensation pursuant to Eastern plans that Mr. Sheahan participants in, and reimbursements for any reasonable, necessary and properly documented business expenses (the “Accrued Benefits”).

In the event of involuntary termination without cause or if Mr. Sheahan terminates his employment for good reason (as defined in the executive severance benefits agreement) on or before the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern Bank has agreed to pay Mr. Sheahan within 5 days of his termination a lump sum payment equal to 300% of the average of Mr. Sheahan’s highest 3 consecutive calendar years of annual base salary and cash bonus through the Effective Time, and up to 24 months of fully-subsidized premiums for group health and dental insurance plans if Mr. Sheahan elected and is eligible for continuous coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (the “Legacy Severance”).

In the event of involuntary termination without cause or if Mr. Sheahan terminates his employment for good reason (as defined in the executive severance benefits agreement) after the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern Bank has agreed to pay to Mr. Sheahan within 60 days of his termination a lump sum payment equal to 200% of his annual base compensation plus the applicable prorated share of the annual incentive payment which Mr. Sheahan would have been eligible during the calendar year in which the termination date occurs. Mr. Sheahan would also be entitled to full vesting of benefits under the 2021 Equity Incentive Plan, and up to 24 months of fully-subsidized premiums for group health and dental insurance plans if Mr. Sheahan elected and is eligible for continuous coverage under COBRA.

In exchange for the lump sum severance payments and other benefits described above, Mr. Sheahan’s executive severance benefits agreement provides for certain restrictive covenant obligations, which include non-solicitation during Mr. Sheahan’s employment with Eastern and for 24 months following his termination of employment with Eastern, and, in the event, Mr. Sheahan is entitled to the Legacy Severance, Mr. Sheahan would be subject to a non-compete for the 12 month period following his termination of employment, in addition to the non-solicitation covenant. Receipt of payments and benefits under the executive severance benefits agreement are contingent upon Mr. Sheahan’s timely execution of a release of claims. Mr. Sheahan’s executive severance benefits agreement contains a best after-tax Internal Revenue Code Section 280G provision, where any payment required under the agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code, but only if such reduction would result in a higher after-tax amount to the executive.

Mr. Sheahan’s Change in Control Agreement.

The change in control agreement provides that if, during a potential change in control period or within 18 months after the consummation of a change in control, Mr. Sheahan’s employment is involuntarily terminated for reasons other than for cause, disability or death (as such terms are defined in Mr. Sheahan’s change in control agreement), or Mr. Sheahan voluntarily resigns for good reason , Mr. Sheahan would be entitled to a lump sum severance payment in an amount equal to 300% of (a) his base salary in effect immediately before termination (or if greater, immediately before the change in control), plus (b) the greater of Mr. Sheahan’s targeted annual bonus for the year in which the termination occurred and the average of Mr. Sheahan’s bonuses for the 3 years immediately preceding the year in which the termination occurred. Such payment must be paid within 60 days following his date of termination. Additionally, if Mr. Sheahan participated in the health and dental plans immediately before termination and elected COBRA, Mr. Sheahan would be entitled to a monthly cash payment for 18 months or the executive’s COBRA health continuation period, whichever ends earlier, in the amount equal to the employer-monthly contributions that Eastern would have paid to provide health and dental insurance to Mr. Sheahan.

In exchange for the lump sum payment and other benefits described above, Mr. Sheahan’s change in control agreement provides for certain restrictive covenant obligations, which include a non-solicitation covenant for 24 months following his termination of employment with Eastern, and Mr. Sheahan would be subject to a non-compete for the 12-month period following his termination of employment. Receipt of payments and benefits under the Mr. Sheahan’s change in control agreement are contingent upon Mr. Sheahan’s timely execution of a release of claims. Mr. Sheahan’s change in control agreement contains a best after-tax Internal Revenue Code Section 280G provision, where any payment required under the agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code, but only if such reduction would result in a higher after-tax amount to the executive.

The foregoing summary of Mr. Sheahan’s executive severance benefits agreement and his change in control agreement is not complete and is qualified in its entirety by reference to the full text of those agreements which are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to this Form 8-K and are incorporated by reference in their entirety.

Other Compensation Arrangements with Mr. Sheahan.

In connection with Mr. Sheahan’s appointment as Chief Executive Officer of the Company, he is also expected to receive an annual base salary and annual cash-based short-term incentive and long-term equity incentive award opportunities consistent with the terms of the Company’s incentive plans. The details of Mr. Sheahan’s compensation have not been determined as of the date hereof and are expected to be determined at a later date and become effective as of March 1, 2024 or, if later, the completion of the Merger. Mr. Sheahan will also be entitled to participate in the Company’s employment benefits plans upon his commencement of employment.

In connection with Eastern and Cambridge entering into the Merger Agreement, Mr. Sheahan and Eastern agreed that, as of December 31, 2024, Eastern will freeze the accrual of future benefits under Mr. Sheahan’s nonqualified defined benefit supplemental executive retirement plan with Cambridge and, in 2025, the Company will grant to Mr. Sheahan an award of $2.3 million of restricted stock units that will vest in equal annual tranches over five years.

Mr. Sheahan is being selected as a director of the Company pursuant to the terms of the Merger Agreement. He has no family relationship with any other director or executive officer of the Company, and he has not previously held any roles with the Company. Company directors who are also employees are not separately compensated for their service as directors. Except as otherwise disclosed in this Form 8-K, or in his capacity as a Cambridge shareholder, Mr. Sheahan has no direct or indirect material interest in any transaction or proposed transaction involving the Company required to be reported in this Form 8-K.

Information about Other Officers.

In addition to his roles as Chief Executive Officer and Chair of the Board of Directors of the Company, Mr. Rivers, age 59, has also served as the Chief Executive Officer and Chair of the Board of Directors of Eastern Bank since January 2017. Mr. Rivers joined Eastern Bank in 2006 as its Vice Chair and Chief Banking Officer, becoming President in 2007, Chief Operating Officer in 2012 and an Eastern Bank director in 2015. He also served as a trustee of Eastern Bank’s predecessor holding company, Eastern Bank Corporation, starting in 2007. Prior to joining Eastern, from 1991 to 2005, Mr. Rivers held a number of leadership positions at M&T Bank in Buffalo, NY. Immediately prior to joining Eastern, he was an Executive Vice President for Retail Banking at the former Commercial Federal Bank in Omaha, Nebraska, following 14 years at M&T Bank.

Mr. Miller, age 48, is currently Vice Chair and President of Eastern Bank, as well as President of the Company. He joined Eastern Bank in 2016 as Chief Banking Officer and was promoted to his current position with Eastern Bank in 2017. He oversees Marketing and all of Eastern Bank’s Consumer, Commercial, and Wealth Divisions, and, with the Chief Executive Officer, leads the overall strategic direction of the Company. Prior to joining the Company, Mr. Miller served as the President of Citizens Bank, Massachusetts, and President of its Business Banking division. He started his career in consumer banking at M&T Bank in New York City in 1997.

No new or modified compensation arrangements or agreements have been established for Mr. Rivers or Mr. Miller in connection with their new roles specified above. Mr. Rivers and Mr. Miller do not have family relationships with any director or executive officer of the Company, and there are no arrangements or understandings between Mr. Rivers and any other person or Mr. Miller and any other person pursuant to which either individual is being selected as an officer of the Company. Neither Mr. Rivers nor Mr. Miller has any direct or indirect material interest in any transaction or proposed transaction involving the Company required to be reported in this Form 8-K.

Item 7.01	Regulation FD Disclosure.

On September 19, 2023, the Company issued a press release announcing its entry into the Merger Agreement and the Asset Purchase Agreement. A copy of the press release is furnished as Exhibit 99.4 to this Form 8-K.

On September 20, 2023, the Company will hold a conference call to discuss its proposed Asset Sale to Gallagher and Merger Transaction with Cambridge. A copy of the Company’s presentation to be discussed on the conference call was posted in the “Events & Presentations” section of the Company’s website at investor.easternbank.com on September 19, 2023 and is furnished as Exhibit 99.5 to this Form 8-K. A webcast of the conference call will be archived on the Company’s website at investor.easternbank.com on demand. The information furnished in this Item 7.01, including Exhibit 99.4, is being furnished and not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and shall not be subject to the liabilities under that Section and nor be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit	Description

2.1	Asset Purchase Agreement by and among Eastern Insurance Group, LLC, Eastern Bank, Eastern Bankshares, Inc. and Arthur J. Gallagher Risk Management Services, LLC, dated as of September 19, 2023*

2.2	Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of September 19, 2023*

99.1	Form of Voting Agreement

99.2	Executive Severance Benefits Agreement dated as of September 19, 2023 between Denis K. Sheahan and Eastern Bank

99.3	Change in Control Agreement dated as of September 19, 2023, among Eastern Bankshares, Inc., Eastern Bank and Denis K. Sheahan

99.4	Press Release dated September 19, 2023

99.5	Presentation dated September 19, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EASTERN BANKSHARES, INC.

	By:	/s/ James B. Fitzgerald
DATE: September 19, 2023		James B. Fitzgerald
Chief Financial Officer

Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

EASTERN INSURANCE GROUP LLC

as Seller,

ARTHUR J. GALLAGHER RISK MANAGEMENT SERVICES, LLC,

as Buyer

AND

EASTERN BANK

as Bank,

EASTERN BANKSHARES, INC.

as Parent

dated as of

September 19, 2023

ii

iii

Exhibits

Exhibit A: Working Capital Principles

Exhibit B: Bill of Sale

Exhibit C: Assignment and Assumption Agreement

Exhibit D: Assignment and Assumption of Lease

Exhibit E: Transition Services Agreement

Exhibit F: License Agreement

Exhibit G: Client Services Agreement

Exhibit H: Performance and Retention Incentive Arrangements

Exhibit I: Harmonization Payments

iv

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of September 19, 2023, is entered into by and among, Arthur J. Gallagher Risk Management Services, LLC, a Delaware limited liability company (“Buyer”) and Eastern Insurance Group LLC, a Massachusetts limited liability company (“Seller”), Eastern Bank, a Massachusetts-chartered bank (“Bank”), and, Eastern Bankshares, Inc., a Massachusetts corporation (“Parent”). Buyer and Seller are each sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

BACKGROUND STATEMENTS:

A. Seller is engaged in the Business (as defined below);

B. Seller is a wholly owned subsidiary of Bank and Bank is a wholly-owned subsidiary of Parent;

C. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Purchased Assets (as defined below), and Buyer shall assume the Assumed Liabilities (as defined below), in each case upon the terms and subject to the conditions contained in this Agreement;

D. In connection with the Closing (as defined below) Seller, Bank, Parent and Buyer will be entering into a Transition Services Agreement (as defined below) which will provide for certain services, including the continuation of payroll and certain benefits for a limited period of time;

AGREEMENT:

In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, together with Bank and Parent, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

“409A Failure” has the meaning set forth in Section 7.1(h).

“409A Participants” has the meaning set forth in Section 7.1(h).

“Accounts Receivable” means all accounts, notes and other receivable of the Business.

“Acquisition Proposal” has the meaning set forth in Section 10.5.

“Action” means any inquiry, audit, notice of violation of any Law, or investigation by a Governmental Authority, or any action, cause of action, lawsuit, arbitration, proceeding, litigation, citation, summons, claim, order, suit, subpoena, inspection, or compliance review by any Person (and in regard to all of these, each of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity).

“Actual Closing Payment” has the meaning set forth in Section 2.8(a).

“Actual Indebtedness” has the meaning set forth in Section 2.8(a).

“Actual Transaction Expenses” has the meaning set forth in Section 2.8(a).

“Actual Working Capital” has the meaning set forth in Section 2.8(a).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 8.2.

“Anti-Money Laundering Laws” has the meaning set forth in Section 3.21(b).

“Antitrust Division” has the meaning set forth in Section 10.1(a).

“Antitrust Law” means any applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, including the HSR Act.

“Assignment and Assumption Agreement” has the meaning set forth in Section 11.2(d)(iii).

“Assignment and Assumption of Lease” has the meaning set forth in Section 11.2(d)(v).

“Assumed Contracts” has the meaning set forth in Section 2.1(c).

“Assumed Leases” has the meaning set forth in Section 2.1(g).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and each other pension, retirement, profit-sharing, cash incentive, bonus, commission, stock option, restricted stock, stock appreciation right, stock ownership, stock purchase, equity or equity-based incentive, phantom equity, transaction, change in control, severance, employment, individual contractor, vacation, paid time off, welfare and fringe-benefit, medical, retention, disability, insurance, salary continuation, deferred compensation, flexible benefit, excess or supplemental benefit agreement, plan, policy, program, practice, arrangement, or Contract in effect, whether written or unwritten, and covering one or more Employees, former Employees, current or former directors, officers, equity holders, or the beneficiaries or dependents of any of the preceding persons, and which is maintained, sponsored, contributed to, or required to be contributed to by Seller, or under which Seller has any material Liability for premiums or benefits.

“Bill of Sale” has the meaning set forth in Section 11.2(d)(ii).

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“Business” means (a) Seller’s business of acting as an independent agent in offering personal, business and employee benefits insurance products and captive solutions and related risk management services to individual and commercial clients, and providing professional advice related to health care cost management, employee engagement and executive services to such clients and (b) any other business or operations of the Seller relating to the Insurance Business.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks in the State of Massachusetts or State of Illinois are required or authorized by Law to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Buyer Plans” has the meaning set forth in Section 7.1(c)

“Captive Insurance Company” means an insurance company that is wholly owned and controlled by its insureds, and which insures only the risks of such company’s parent or affiliate companies of its parent, the risks of a controlled unaffiliates business, or member organizations of an association and their affiliated companies, and shall include, for the avoidance of doubt, any pure captive insurance company, sponsored captive insurance company, association captive insurance company, industrial insured captive insurance company, or any group captive insurance company, licensed as such in its state of incorporation.

“Captive Manager” means any Person authorized to undertake the administration and execution of the managerial function, including the administration of contracts of (re)insurance, for a Captive Insurance Company.

“Carrier” means any insurance company, surety, benefit plan, insurance pool, risk retention group, risk purchasing group, reinsurer, Lloyd’s of London syndicate, ancillary employee benefit carrier, state fund or pool, Captive Insurance Company or other risk assuming entity or association in which any insurance, reinsurance or bond has been placed or obtained.

“Cash” means the aggregate cash and cash equivalents of Seller determined in accordance with the Working Capital Principles and shall (a) be increased by the amount of any received but uncleared checks, drafts or wires and any deposits, in each case to the extent such amounts are not included in as current assets in the final determination of Working Capital, (b) be decreased by the amount of any checks, drafts or wires issued by the Seller or otherwise against the accounts of Seller that remain outstanding, in each case to the extent such check, drafts or wires are not included as current liabilities in the final determination of Working Capital and (c) exclude Trust Cash and Restricted Cash.

“Chosen Courts” has the meaning set forth in Section 13.11(b).

“Client” means any Person (including Parent or any of its Subsidiaries) to whom any Insurance Products or Services have been provided by the Business.

“Client Account” means, collectively, (a) the right to payment of a monetary obligation, whether or not earned by performance, for the provision of any Insurance Products or Services to any client, and (b) the goodwill and business relationship with such Client relating to the provision of any Insurance Products or Services to such Client.

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“Client Services Agreement” means a client services agreement by and between Bank and Buyer.

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in the Section 2.6.

“Closing Date Working Capital Deficiency” has the meaning set forth in Section 2.7(a).

“Closing Date Working Capital Surplus” has the meaning set forth in Section 2.7(a).

“Closing Estimated Statement” has the meaning set forth in Section 2.7(a).

“Closing Payment” has the meaning set forth in Section 2.7(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Name” has the meaning set forth in Section 7.9.

“Confidential Information” has the meaning set forth in Section 7.2(b).

“Confidentiality Agreement” means that certain agreement by and between the Buyer and Seller dated as of June 2, 2023.

“Contract” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Copyrights” means all original works of authorship in any medium of expression, whether or not published and whether or not copyrightable, all copyrights (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications.

“Counterparty” has the meaning set forth in Section 7.2(a).

“Current Assets” means the current assets of Seller, determined in accordance with the Working Capital Principles; provided, that notwithstanding anything to the contrary set forth therein, Current Assets shall not include (a) Cash, (b) Restricted Cash, (c) Trust Cash or (d) Tax assets (including deferred Tax assets), provided further, that to the extent the amount of cash or cash equivalents held in the accounts holding Trust Cash exceeds the Trust Cash, such excess shall be included in Current Assets.

“Current Liabilities” means the current Liabilities of Seller, determined in accordance with the Working Capital Principles; provided, that notwithstanding anything to the contrary set forth therein, Current Liabilities shall not include (a) any current liabilities that constitute Indebtedness, (b) Transaction Expenses or (c) Tax Liabilities (including deferred Tax Liabilities).

“Data Room” has the meaning set forth in Section 6.5(a).

4

“Deferred Hire Date” has the meaning set forth in Section 7.1(a).

“Direct Claim” has the meaning set forth in Section 9.3(c).

“Dispute Notice” has the meaning set forth in Section 2.8(a).

“Dispute Period” has the meaning set forth in Section 2.8(a).

“Domain Names” means all internet domain names (and underlying registrations), whether or not Trademarks, registered in any top level domain by any authorized private registrar or Governmental Authority, websites, web addresses, web pages, and related content, accounts with Twitter, Facebook, and other social media companies and the content found thereon and related thereto whether or not it comprises Copyrights, and URLs.

“Effective Time” has the meaning set forth in Section 2.6.

“Employees” means those individuals employed by Seller (specifically excluding consultants and workers employed by temporary agencies), and those certain Bank employees specified in Section 3.17(a) of the Seller Disclosure Schedule.

“Employee Benefits Products or Services” means (a) employer-sponsored benefit accounts with programs, whether self-insured or fully insured, such as group life, group health, group dental, group disability, group long-term case, retirement programs, ancillary benefits sold to groups and similar or related products and services and (b) insurance procured for individual, natural persons (e.g., life, health, annuities, long-term care, and similar or related products and services).

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), mechanic’s or materialman’s lien, option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“End Date” has the meaning set forth in Section 12.1(a).

“Enforceability Exceptions” has the meaning set forth in Section 3.2.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

5

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations and rules issued thereunder, or any successor Law.

“ERISA Affiliate” means each Person that is treated as a single employer with Seller for purposes of Section 414 of the Code.

“Estimated Closing Payment” has the meaning set forth in Section 2.7(a).

“Estimated Working Capital” has the meaning set forth in Section 2.7(a).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.2(b).

“Financial Expert” has the meaning set forth in Section 2.8(b).

“Financial Statements” has the meaning set forth in Section 3.5.

“FIRPTA Certificate” has the meaning set forth in Section 11.2(d)(v).

“FTC” has the meaning set forth in Section 10.1(a).

“Fundamental Representations” means the representations and warranties set out in Section 3.1 (Organization and Qualification of Seller), Section 3.2 (Authority of Seller), Section 3.3(a) (No Conflicts), Section 3.4(a) and Section 3.4(b)(Assets), Section 3.23 (Transactions with Affiliates), Section 3.24 (Brokers), Section 4.1 (Organization and Authority), Section 4.2 (Authority of Bank), Section 5.1 (Organization and Authority), Section 5.2 (Authority of Parent), Section 6.1 (Organization and Authority), Section 6.2 (Authority of Buyer) and Section 6.6 (Brokers).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Official” means any officer or employee of a national, state, local or foreign government (including any Governmental Authority) or any department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency, bureau, ministry, commission, division or instrumentality of such government or political subdivision, or any international organization, self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, arbitration panel, administrative agency, court or tribunal of competent jurisdiction.

6

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Harmonization Delta” has the meaning set forth in Section 7.1(l).

“Harmonization Payments” has the meaning set forth in Section 7.1(l).

“Hazardous Materials” means any (i) pollutants or contaminants, (ii) hazardous, toxic, infectious or radioactive substances, chemicals, materials or wastes (including without limitation those defined or classified as hazardous or toxic or words of similar import or regulatory effect under any Environmental Law), (iii) petroleum and petroleum products and wastes, including crude oil or any derivative or fraction thereof, (iv) asbestos fibers, (v) solid wastes, (v) per- and poly-fluoroalkyl substances, or (vi) medical wastes.

“HIPAA” means the Health Insurance Portability and Accessibility Act of 1996, and all regulations and rules issued thereunder, or any successor law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” of any Person means any of the following: (a) all obligations of such Person for borrowed money; (b) all obligations evidenced by notes, bonds, debentures, mortgages or other instruments, (c) all Liabilities secured by any Encumbrance upon property or assets owned by such Person whether or not such Person has assumed or become liable for the payment of such Liabilities; (d) all reimbursement obligations under banker’s acceptances or letters of credit (only to the extent drawn) or similar facilities; (e) all Liabilities created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of the property; (f) all capitalized lease obligations; (g) all Liabilities with respect to interest rate or currency swaps, collars, caps and similar hedging or derivative obligations; (h) all guaranties, surety or indemnity obligations by such Person; (i) all Liabilities relating to earned but unpaid or underfunded severance obligations, deferred compensation, and defined benefit or defined contribution retirement plans (including those obligations set forth on Schedule 1-A and in each case including any employer contributions owed, but not yet made, to any 401(k) plan, for any period prior to the Closing Date) and, in each case, the employer portion of any payroll, social security, unemployment or similar Taxes relating thereto; (j) all Liabilities for underfunded employee pension benefit plans, workers’ compensation liability and similar obligations; (k) deferred and other employee compensation-related items; (l) any off-balance sheet financing, including synthetic and project financing, (m) all obligations incurred in connection with the acquisition of property, services or assets (including acquisitions of books of business), including the projected amount of all earnout liabilities set forth on Schedule 1-B, contingent payments, royalty payments, bonus payments or other deferred payments relating thereto; (n) unfunded benefit liabilities with respect to Seller’s Pension Benefit Plan, retirement plan or other amounts payable to an employee upon retirement of the relevant employee; (o) the amount by which the cash and cash equivalents held in the accounts holding Trust Cash is less than the Trust Cash; (p) any payment of cash or other consideration to terminate, release and discharge any Contract with a Related Party; and (q) all Liabilities for accrued but unpaid interest and unpaid prepayment penalties or premiums, costs, expenses or other amounts that are payable in connection with retirement, termination, extinguishment or prepayment in respect of any of the foregoing; provided, however, that the definition of “Indebtedness” shall not in any event include any Liabilities taken into consideration with respect to the definitions of “Working Capital” or “Transaction Expenses” (as those terms are defined herein).

7

“Indebtedness of Seller” means the Indebtedness of Seller as of the Closing Date.

“Indemnified Party” has the meaning set forth in Section 9.3.

“Indemnifying Party” has the meaning set forth in Section 9.3.

“Ineligible Carrier” means a Carrier that, as of the date hereof, is not admitted, authorized, licensed or otherwise eligible to write insurance coverage on a surplus line basis in the jurisdiction in which the covered risk is located.

“Insurance Business” means the business of (a) originating, offering, marketing, soliciting, broking, quoting, placing, selling, administering, providing, servicing, and/or renewing Insurance Products or Services and (b) providing professional advice related to health care cost management, employee engagement and executive services in connection with such Insurance Products or Services.

“Insurance Policies” has the meaning set forth in Section 3.22.

“Insurance Products or Services” means (a) Employee Benefits Products or Services, (b) Insurance-Related Services, and/or (c) P&C Products or Services.

“Insurance-Related Services” means any services provided to a Client, either directly or by a third-party service provider, including but not limited to: third-party administration (TPA); risk management; loss control; compliance or other consulting services; claims analysis; insurance program administration; enrollment services; COBRA, Section 125 Cafeteria Plan, Health Savings Account (HSA) Plan, Health Reimbursement Arrangement (HRA) Plan, Health Flexible Spending Account (FSA) Plan, and/or Premium Reimbursement Arrangement (PRA) Plan administration; preparation, review, and/or filing of IRS Form 5500s; referrals to on-site medical clinics, attorneys, or other third-party service providers (whether or not a referral fee or other remuneration is paid by such providers for such referrals); or other services.

“Intellectual Property” means all intellectual property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however, arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) Trademarks; (b) Domain Names; (c) Copyrights; (d) confidential and proprietary information and all rights therein, formulas, designs, devices, technology, discoveries, improvements, business and technical information and know-how, research and development, inventions, tools, methods, processes, compositions, data bases, data collections, whether or not any of the foregoing rise to the level of a trade secret under applicable law, and trade secrets, whether or not any of the foregoing are patentable under applicable law; (e) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, certificates of invention, petty patents, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, substitutions, reissues, extensions, reexaminations, restorations and renewals of such patents and applications and any other Governmental Authority-issued indicia of invention ownership; (f) software necessary for the conduct of the Business, other than shrink-wrap, non-customized, off-the-shelf software for internal use on a non-exclusive basis, and licenses thereto; and (g) actions and rights to sue at law or in equity for past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

8

“Intellectual Property Assets” means all Intellectual Property that is owned by Seller, Bank, or Parent and which is exclusively used by Seller in the conduct of the Business.

“Intellectual Property Licenses” means all licenses, sublicenses, consent to use agreements, permissions and other agreements (including any right to receive or obligation to pay royalties or any other consideration) to which Seller is a party, beneficiary or is otherwise bound and relating to any Intellectual Property Assets or other Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted, other than for shrink-wrap and off-the-shelf software, and licenses thereto.

“Intellectual Property Registration” means any issuance, registration, application or other filing with any Governmental Authority or authorized private registrar in any jurisdiction, including registered Trademarks, Domain Names and Copyrights, issued and reissued patents and pending applications for any of the foregoing, in each case that is owned by Seller.

“Interim Financial Statements” has the meaning set forth in Section 3.5.

“Interim Period” has the meaning set forth in the preamble of Article X.

“IRS” means the United States Internal Revenue Service.

“Invoice” has the meaning set forth in Section 11.2(d)(ix).

“Key Employee” means each individual listed on Schedule 11.2(e).

“Key Employment Agreements” means each employment agreement entered into by and between a Key Employee, on the one hand, and Buyer on behalf of itself and its Subsidiaries, divisions and affiliated and related companies, on the other hand.

“Latest Balance Sheet” has the meaning set forth in Section 3.5(a).

“Latest Balance Sheet Date” has the meaning set forth in Section 3.5(a).

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.14(b).

“Liabilities” means liabilities, debts, expenses, obligations or commitments of any nature whatsoever, whether direct or indirect (including guaranteed Liabilities), joint or several, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, fixed, disputed, liquidated or executory, due or to become due or otherwise, in each case whether or not the same would be required to be recorded or reflected on a balance sheet prepared in accordance with GAAP or to be disclosed in any notes thereto.

“License Agreement” has the meaning set forth in Section 11.2(d)(xii).

9

“Losses” means any causes of actions, damages, losses, Liabilities, obligations, claims of any kind, deficiencies, fines, costs, amounts paid in settlement, judgments, awards, penalties, interest or expense (including reasonable out-of-pocket attorneys’ fees, whether in connection with Third Party Claims or Direct Claims); provided, however, that “Losses” shall not include, and an Indemnified Party shall not be entitled to seek or recover from any Indemnifying Party any punitive losses or damages, except to the extent actually awarded to third parties.

“Major Carrier” means the top 20 Carriers (by commission dollar value) of the Seller for the year ended December 31, 2022 and the six month period ended June 30, 2023.

“Major Client” means the top 30 Clients (by dollar volume of revenue) of the Seller for the year ended December 31, 2022 and the six month period ended June 30, 2023.

“Material Adverse Effect” means with respect to Seller, the Business or Buyer, as the case may be, any effect, change, event, circumstance, fact, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Business, such party and its Subsidiaries, taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), Material Adverse Effect shall not include any effect, change, event, circumstance, fact, condition, occurrence or development arising out of or attributable to (A) any change, after the date hereof, in GAAP or applicable regulatory accounting requirements (and not specifically relating to on the Business or such party and its Subsidiaries), (B) any change, after the date hereof, in applicable Law (including the Pandemic Measures) of general applicability to companies in the industries in which the Business or such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Authorities (and not specifically relating to the Business or such party and its Subsidiaries), (C) any change, after the date hereof, in global, national or regional political conditions (including the outbreak of war, whether or not formally declared, or other armed conflict or hostilities, or acts of terrorism or sabotage, or civil disturbance) or in economic or market conditions (including equity, credit and debt markets, as well as any change in interest rates), (D) any change, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic) or (E) the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof, or (F) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its Client, Carriers, customers or employees); provided, that any adverse effects resulting from the matters described in the foregoing clauses (A) – (E) shall be taken into account in determining whether there is, has been or would reasonably be likely to be a Material Adverse Effect to the extent that they have a disproportionate effect on the Business or such party and its Subsidiaries relative to other participants in the industries in which the Business or such party and its Subsidiaries, as applicable, operate.

“Material Contracts” has the meaning set forth in Section 3.11(a).

“Most Recent Fiscal Year End” has the meaning set forth in Section 3.5(a).

“Non-Compete Parties” or “Non-Compete Party” means each of Seller, Bank and Parent, for itself and on behalf of each of their respective Affiliates. For the avoidance of doubt, “Non-Compete Parties” shall not include any directors or executive officers of Bank or Parent.

10

“Nutter” has the meaning set forth in Section 13.14.

“Ordinary Course of Business” means the ordinary course of business of the Business, consistent with past customs and practices (including as to frequency and amount).

“Organizational Documents” means: (a) with respect to a corporation, the certificate or articles of incorporation, bylaws, shareholder agreement or similar documents relating to the operation, governance or management of such corporation; (b) with respect to any other entity, each charter, certificate of formation, partnership agreement, joint venture agreement, operating agreement and similar document, as applicable, adopted or filed in connection with the creation, formation or organization of such entity or relating to the operation, governance or management of such entity; and (c) any amendment to any of the foregoing.

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Owned Real Property Lease” has the meaning set forth in Section 11.2(d)(x).

“P&C Products or Services” means (a) commercial lines or personal lines property and casualty insurance products, and/or (b) commercial or individual bond or suretyship products.

“Pandemic” means any outbreak, epidemic or pandemic relating to SARS-CoV-2 or COVID-19, or any evolution or mutation thereof, or any other virus (including influenza).

“Pandemic Measures” means any action or inaction required by Law, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other directives promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Payoff Letters” has the meaning set forth in Section 11.2(d)(viii).

“PBE Transition Period” has the meaning set forth in Section 7.1(e).

“PCI DSS” means the Payment Card Industry Data Security Standard.

“Pension Benefit Plan” means a defined benefit employee pension benefit plan as set forth in Section 3(2) of ERISA

“Performance Incentive Arrangement” has the meaning set forth in Section 7.1(j).

“Permits” means all permits, consents, licenses, franchises, approvals, authorizations, registrations, certificates, variances, exemptions and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” means: (a) statutory liens for Taxes not yet due and payable; (b) statutory liens of landlords, carriers, warehousemen, mechanics and materialmen for sums not yet due incurred in the Ordinary Course of Business; (c) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security not yet due and payable, and (d) liens set forth on Schedule 1-C.

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“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, bank, trust, association or other entity, whether or not legal entities.

“Personal Information” means any information or data that, alone or in combination with other information or data, identifies, relates to, or reasonably can be used to identify an individual and any other data or information that constitutes “personal data”, “personal information”, “personally identifiable information”, “protected health information”, “cardholder data” or like term under any Privacy Obligation.

“Post-Closing Statement” has the meaning set forth in Section 2.8(a).

“Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the close of business on the Closing Date.

“Privacy Consents” means the terms of any consents, authorizations, waiver of authorization or other permission or third party terms pursuant to which the Seller Processed or Processes Personal Information.

“Privacy Laws” means all applicable Laws and self-regulatory programs relating to the Processing of Personal Information, data privacy, data security, or security breach notification, including, as applicable and without limitation: U.S. state consumer protection Laws; U.S. state data privacy Laws; U.S. state data security Laws; U.S. state breach notification Laws; the Federal Trade Commission Act; U.S. state and federal financial privacy Laws; U.S. state and federal insurance privacy Laws; the Gramm-Leach-Bliley Act and its U.S. state law equivalents; the Massachusetts Insurance Information and Privacy Protection law (Mass. Gen. Laws ch. 175I) and substantially similar U.S. state laws; Massachusetts’ Standards for the Protection of Personal Information of Residents of the Commonwealth (201 CMR §17.00) and substantially similar U.S. state laws; the California Consumer Privacy Act; the Telephone Consumer Protection Act; the Controlling the Assault of Non-Solicited Pornography And Marketing Act; the Fair Debt Collection Practices Act and its U.S. state law equivalents; the Fair Credit Reporting Act and its U.S. state law equivalents; the Health Insurance Portability and Accountability Act and implementing regulations; and the PCI DSS.

“Privacy Obligations” means all Privacy Laws, contractual obligations relating to the privacy, security, and/or Processing of Personal Information, and privacy and data security policies, procedures, notices, and rules applicable to or binding on Seller.

“Privileged Communications” has the meaning set forth in Section 13.14(b).

“Process” or “Processing” means any operation or set of operations performed on data, including Personal Information, whether or not by automated means, such as the creation, receipt, maintenance, transmission, collection, use, disclosure, processing, analysis, retention, storage, protection, transfer or disposal of Personal Information.

“Purchased Assets” has the meaning set forth in Section 2.1.

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“Purchase Price” has the meaning set forth in Section 2.5.

“Real Property” means all the Owned Real Property and all the Leased Real Property, together with all buildings, structures and facilities located thereon.

“Referral Agreement” has the meaning set forth in Section 11.2(d)(xiv).

“Receivables Notice” has the meaning set forth in Section 7.10.

“Related Party” means any former or present director (or equivalent), officer, employee or equityholder of Parent, Bank, Seller or any of their Affiliates or, to Seller’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any Person in which any such individual holds any material beneficial interest.

“Releasee” has the meaning set forth in Section 7.8.

“Representation and Warranty Policy” means that certain third-party insurance policy in respect of representations and warranties of Seller, Bank and Parent in this Agreement and the other matters covered by such policy.

“Repurchase Date” has the meaning set forth in Section 7.10.

“Requisite Regulatory Approvals” has the meaning set forth in Section 11.1(b).

“Resolution Period” has the meaning set forth in Section 2.8(b).

“Restricted Cash” means Cash which is not freely usable because it is subject to restrictions or limitations on use or distribution by Law, Contract or otherwise, including, without limitation, restrictions on dividends and repatriations or any other form of restriction. For the avoidance of doubt, Restricted Cash includes (without limitation) all Cash (a) held as a security deposit or posted to support any letter of credit, surety bond or otherwise as collateral support or (b) which is a customer deposit.

“Restricted Period” means the period starting on the Closing Date and ending on the third (3rd) anniversary thereof.

“Retail Brokered Business” means any retail Insurance Products or Services that (a) Seller has co-brokered or sub-brokered with or on behalf of any third person insurance intermediary, or (b) any third party has referred to Seller or Buyer insurance intermediary. For clarity, “Retail Brokered Business” (i) includes Insurance Business placed through Seller by an independent contractor, unless a written Contract between Seller and such contractor exists as of Closing and (A) provides for Seller’s exclusive ownership of such Insurance Business and all files, records, and other information related thereto, and/or (B) prohibits such contractor from soliciting or diverting away such Insurance Business, but (ii) does not include any Insurance Business that Seller places on behalf of a Client through any wholesale or excess and surplus lines insurance broker, managing general agent, managing general underwriter, insurance program, or similar insurance intermediary.

“Retention Incentive Arrangement” has the meaning set forth in Section 7.1(k).

“Section 409A Plans” has the meaning set forth in Section 7.1(h).

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“Securities Business” means the business of soliciting, selling, servicing, and/or providing investment advice as to any equities, mutual funds, bonds, variable annuities, equity-indexed annuities, or any other investment product deemed “securities” under applicable Law.

“Security Breach” means any (a) unauthorized or unlawful access to or disclosure, acquisition, sale, use, or other Processing of Sensitive Data that materially compromises either the security, confidentiality, availability, or integrity of the Sensitive Data or the physical, technical, administrative, or organizational safeguards with respect to Sensitive Data put in place by Seller that relate to the protection of the security, confidentiality, availability, or integrity of Sensitive Data; (b) accidental or unlawful destruction, loss, or material alteration of Sensitive Data; or (c) other act or omission that materially compromises the security, integrity, availability, or confidentiality of Sensitive Data or that otherwise constitutes a “breach,” “breach of security,” or similar term with respect to Sensitive Data as defined by Privacy Laws.

“Seller” has the meaning set forth in the Recitals.

“Seller Bonus Arrangements” has the meaning set forth in Section 10.10.

“Seller Disclosure Schedule” has the meaning set forth in the preamble of Article III.

“Seller Indemnified Parties” has the meaning set forth in Section 9.2(b).

“Seller Indemnitors” has the meaning set forth in Section 9.2(a).

“Seller IT Systems” has the meaning set forth in Section 3.13(h).

“Seller Names and Marks” has the meaning set forth in Section 7.9.

“Seller Releasor” has the meaning set forth in Section 7.8.

“Seller Restrictive Covenants” has the meaning set forth in Section 7.11(b).

“Seller’s Knowledge” means the actual knowledge, or the knowledge such individual would reasonably be expected to obtain after reasonably inquiry, of the officers of Seller listed on Schedule 1.01.

“Sensitive Data” means (a) all Personal Information or (b) other confidential information or proprietary business information or trade secret information; in the case of (a) and (b) where such information is in Seller’s possession, custody or control or the possession, custody or control of any third party service providers, consultants, independent contractors or other third parties on behalf of Seller and used or held for use in the conduct of Seller’s business.

“Separation from Service” has the meaning set forth in Section 7.1(h).

“Shared Contract” means any Contract (other than any Benefit Plan) that is between Seller, Bank or Parent, on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both (i) the Business, on the one hand, and (ii) any business of Seller other than the Business or the Bank or the Parent, on the other hand.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Sub-Rated Carrier” means a Carrier that is not rated by A.M. Best Company or is rated less than “A-” by A.M. Best Company.

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“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is or may be under GAAP consolidated with such person for financial reporting purposes.

“Tail Policies” has the meaning set forth in Section 10.12.

“Tangible Personal Property” has the meaning set forth in Section 2.1(f).

“Tax” or “Taxes” means any federal, state, local, and non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, title or registration, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, abandoned or unclaimed property, sales, use, transfer, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” means any return, declaration, form, report, claim for refund, information return or statement relating to Taxes required to be filed with any Taxing Authority, including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means, with respect to any Tax or Tax Return, the Governmental Authority that imposes such Tax or requires a Person to file such Tax Return and the agency (if any) charged with the collection of such Tax or the administration of such Tax Return, in each case, for such Governmental Authority.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Trademarks” means all trademarks, service marks, trade names, brand names, logos, trade dress, design rights, and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by any of the foregoing, whether registered, unregistered or arising by Law, and all registrations and applications for registration of each of the foregoing, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications.

“Transacted” has the meaning set forth in Section 3.20(c).

“Transaction” means the transactions contemplated by this Agreement and the Transaction Documents, including (without limitation) the sale by Seller and acquisition by Buyer of the Purchased Assets.

“Transaction Documents” means the Bill of Sale, the Assignment and Assumption Agreement, Assignment and Assumption of Leases, the Client Services Agreement, License Agreement, the Key Employment Agreements, the Referral Agreement and all of the other agreements, instruments and other documents to be executed and delivered by Seller and Buyer in connection with the Transactions.

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“Transaction Expenses” means the aggregate amount of all fees, costs and expenses, incurred by or on behalf of the Seller in connection with the process of selling the Purchased Assets or otherwise relating to the negotiation, preparation or execution of this Agreement, the Transaction Documents or any other documents or agreements contemplated hereby or thereby or the performance or consummation of the Transactions or thereby or relating to bonuses, in each case, that have not been paid prior to the Effective Time, including, without limitation, (a) all fees, costs and expenses for services provided by investment banking, consultant, professional advisor, legal, accounting and similar service providers, including any brokerage fees, commissions, finders’ fees or financial advisory fees, (b) any fees and expenses associated with obtaining necessary or appropriate consents or approvals of any Governmental Authority or under any Assumed Contract, (c) any fees or expenses associated with obtaining the release and termination of any Encumbrances, (d) all sale, change-of-control, severance, “stay-around,” retention, or similar bonuses, compensation or payments to current or former directors, Employees and other service providers of the Business paid or payable as a result of or in connection with the Transactions, (e) any employer contributions, payments or Liabilities under any Benefit Plans and the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in this definition and (f) all costs, fees and expenses related to the Tail Policies.

“Transition Services Agreement” has the meaning set forth in Section 11.2(d)(xi).

“Transferred Employees” has the meaning set forth in Section 7.1(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“True-Up Payment” has the meaning set forth in Section 2.8(d).

“Trust Cash” means cash collected and held (as cash or cash equivalents) on behalf of Carriers for premium payments from insured Clients for the Business. Trust Cash is calculated as follows: (a) insurance and brokerage company premium payables minus (b) agency bill receivable (in the case of this clause (b), calculated exclusive of commissions owed to Seller and net of advances where payments have been made to a Carrier prior to the collection of the receivable).

“Unaudited Financial Statements” has the meaning set forth in Section 3.5(a).

“Wakefield Lease” has the meaning set forth in Section 11.2(d)(iv).

“WARN Act” has the meaning set forth in Section 3.17(e).

“Working Capital” means (a) Current Assets of Seller, less (b) Current Liabilities of Seller, all as determined in accordance with the Working Capital Principles. For the avoidance of doubt, in the event there is a conflict or inconsistency between the methodologies in the Working Capital Principles and GAAP, the Working Capital Principles shall govern in all respects; provided, further, that the Working Capital shall not include, and shall be calculated without taking into account the effect of any (a) Transaction Expenses, (b) Cash, (c) Restricted Cash, (d) Trust Cash (except as otherwise set forth in the definition of “Current Assets”) or (e) Indebtedness.

“Working Capital Principles” means the accounting principles set forth on Exhibit A.

“Working Capital Target” means $0.00.

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ARTICLE II

PURCHASE AND SALE

Section 2.1 Sale and Purchase of the Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all right, title and interest of Seller in, to and under all of the assets, properties and rights, wherever located, that are exclusively used in or that exclusively relate to the Business (collectively, the “Purchased Assets”), including the following:

(a) all Accounts Receivable and all right to collect insurance commissions, services fees and other commissions, fees or other compensation paid, payable or due in connection with the Business (including all refunds, contingent commissions or similar compensation from insurance underwriters, carriers or otherwise);

(b) all inventory and supplies of the Business;

(c) all rights under and to all of the following categories of Contracts (including, but not limited to, the Material Contracts) in connection with the Business (i) under which Seller has any rights or benefit, (ii) by which Seller has or may become subject to any obligation or Liability, or (iii) by which Seller or any of the Purchased Assets may become bound, in each case to the extent exclusively used in or that exclusively relate to the Business: (A) information technology license agreements, (B) Assumed Leases, (C) personal property leases, (D) broker agreements, (E) profit sharing agreements, (F) negotiated commission agreements, (G) carrier agreements, (H) broker wholesale agreements, (I) risk management fee agreements, (J) record retention agreements, (K) services agreements, (L) contingency services agreements, (M) contingent worker agreements, (N) asset purchase or other similar acquisition agreements and (O) any other Material Contracts set forth on Section 3.11(a) of the Seller Disclosure Schedule and not described in clauses (A) – (O) (other than this Agreement and the agreements executed pursuant hereto or contemplated hereby and other than the Excluded Contracts and the Shared Contracts) (the “Assumed Contracts”);

(d) all Client Accounts and Client relationships, including all information regarding Clients and their policies in Seller’s possession (including, without limitation, Client lists and renewal rights);

(e) all Intellectual Property Assets, including at least the Intellectual Property set forth on Section 3.13(e) of the Seller Disclosure Schedule;

(f) all furniture, fixtures, equipment, supplies and other tangible personal property of the Business listed on Schedule 2.1(f) (the “Tangible Personal Property”);

(g) Leased Real Property set forth on Schedule 2.1(g) (the “Assumed Leases”);

(h) all Permits, but only to the extent such Permits may be transferred under applicable Law;

(i) all prepaid expenses, credits, advance payments, security, deposits, charges, sums and fees;

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(j) all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to the Business, any Purchased Assets or Assumed Liabilities;

(k) all rights, claims, causes of action, credits, rights of set-off and suits that Seller has or may have against third parties relating to the Business, the Purchased Assets or the Assumed Liabilities;

(l) all books and records, files and operating data relating to the Business, Purchased Assets or the Assumed Liabilities;

(m) all Trust Cash and Restricted Cash; and

(n) all goodwill associated with any of the assets described in the foregoing clauses.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary in Section 2.1 hereof, the Seller shall retain, and Buyer shall not acquire, the following assets and properties of Seller, which such assets and properties shall not be included in the Purchased Assets (collectively, the “Excluded Assets”):

(a) all Cash and cash equivalents, bank accounts, and securities of Seller (other than, for the avoidance of doubt, any Trust Cash or Restricted Cash);

(b) all Contracts of Seller other than the Assumed Contracts, including those Contracts of Seller set forth on Schedule 2.2(b) (the “Excluded Contracts”);

(c) all Shared Contracts;

(d) all Intellectual Property other than the Intellectual Property Assets;

(e) the organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the legal organization of Seller, all employee-related or employee benefit-related files or records and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain;

(f) all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(g) all Benefit Plans and trusts or other assets attributable thereto, including, but not limited to, the Seller’s Pension Benefit Plan;

(h) all Tax assets (including duty and Tax refunds and prepayments or carry-backs) of Seller;

(i) all claims, rights and choses in action of Seller against third parties to the extent relating solely to the Excluded Assets;

(j) all Leased Real Property other than the Assumed Leases;

(k) all Owned Real Property;

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(l) Seller IT Systems and related hardware other than employee cellphones;

(m) the assets, properties and rights specifically set forth on Schedule 2.2(m); and

(n) the rights which accrue or will accrue to Seller and its Affiliates under the Transaction Documents.

Section 2.3 Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge when due the following liabilities and obligations of Seller, in each case arising out of or relating to the Business or the Purchased Assets on or after the Closing and excluding any and all Excluded Liabilities: (collectively, the “Assumed Liabilities”):

(a) all liabilities and obligations arising under or related to the Assumed Contracts on or after the Closing (excluding, for the avoidance of doubt, any Liabilities related to any breach thereof prior to the Closing);

(b) (i) all liabilities and obligations relating to employee benefits of Buyer and compensation or other arrangements of Buyer with respect to the Transferred Employees arising on or after the Closing, which, for the avoidance of doubt, shall include accrued sick leave and paid time off accrued but unused and unpaid as of the Closing to the extent included in the final determination of Indebtedness, and (ii) the liabilities and obligations described in Section 7.1 with respect to the Transferred Employees arising on or after the Closing;

(c) all liabilities and obligations for (i) Taxes relating to the Purchased Assets or the Assumed Liabilities for any taxable period arising after the Closing Date, and (ii) Taxes for which Buyer is liable pursuant to Article VIII;

(d) all liabilities and obligations arising out of or relating to Buyer’s ownership or operation of the Business and the Purchased Assets on or after the Closing;

(e) all liabilities included in the final determination of Working Capital; and

(f) all liabilities and obligations of Seller set forth on Schedule 2.3(f).

Section 2.4 Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, Seller shall retain, and Buyer shall not assume and shall not be responsible or liable to pay, perform or discharge, any Liabilities or obligations of Seller other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). The Excluded Liabilities includes, without limitation, the following:

(a) any liabilities or obligations arising out of or relating to Seller’s ownership or operation of the Business and the Purchased Assets prior to the Closing Date; including without limitation any liability or obligation for errors and omissions whether asserted before or after the Closing Date which arises out of acts, errors or omissions first occurring prior to the Closing Date;

(b) any liabilities or obligations relating to or arising out of the Excluded Assets;

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(c) any liabilities or obligations for (i) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period ending on or prior to the Closing Date and (ii) any other Taxes of Seller (other than Taxes for which Buyer is liable pursuant to Article VI) for any taxable period;

(d) all Liabilities relating to (A) any current or former employees of the Seller arising prior to the Closing, or (B) any Benefit Plan (including the Seller’s Pension Benefit Plan and any Liabilities associated with any Action associated therewith), except as specifically provided in Section 7.1;

(e) except as specifically provided in Section 2.3(b), any liabilities or obligations of Seller relating to or arising out of (i) the employment, or termination of employment, of any Employee prior to the Closing, or (ii) workers’ compensation claims of any Employee which relate to events occurring prior to the Closing Date;

(f) any liabilities or obligations of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(g) any Liabilities associated with any Actions relating to Seller arising on or prior to the Closing;

(h) any Liabilities for Indebtedness or Transaction Expenses; and

(i) any current Liabilities of the Business not included as liabilities in the final determination of Working Capital.

Section 2.5 Purchase Price. Subject to the provisions of this Agreement and the adjustments set forth in Section 2.7and Section 2.8, the aggregate purchase price for the Purchased Assets and the restrictive covenants set forth in Section 7.3 is equal to Five Hundred Fifteen Million ($515,000,000.00) (the “Purchase Price”), plus the assumption of the Assumed Liabilities.

Section 2.6 Closing. The Closing of the Transactions (the “Closing”) will take place by remote means (a) on the last Business Day of the calendar month in which five (5) Business Days have elapsed following the satisfaction or waiver of all conditions to the obligations of the Parties (as set forth in Article XI) to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing); provided, however, that if the satisfaction or waiver of all conditions to the obligations of the Parties (as set forth in Article XI) to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) occurs in the first ten (10) days of the calendar month, then the closing will occur on the fifth (5) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties (as set forth in Article XI) to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) or (b) such other date as Buyer and Seller may mutually determine (the “Closing Date”). For purposes of this Agreement, the effective time of the Closing (the “Effective Time”) shall be when the Transactions are consummated; provided, however, that solely for purposes of the calculations set forth on the Closing Estimated Statement, Post-Closing Statement, and Section 2.8, the “Effective Time” shall be 11:59 p.m. local Massachusetts time on, (x) if the Closing Date occurs on the last Business Day of the calendar month, the Closing Date, (y) if the Closing Date occurs on any other date, the last Business Day of the prior calendar month or (z) such other Effective Time as Buyer and Seller may mutually determine.

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Section 2.7 Closing Payments.

(a) Not less than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer (x) a written statement in form and substance reasonably acceptable to Buyer and signed by the Chief Financial Officer of the Seller (the “Closing Estimated Statement”) setting forth the (i) the estimated Working Capital as of the date of the Closing Date (the “Estimated Working Capital”), (ii) (A) the amount, if any, by which the Estimated Working Capital is greater than the Working Capital Target (a “Closing Date Working Capital Surplus”), or (B) the amount, if any, by which the Working Capital Target is greater than the Estimated Working Capital (a “Closing Date Working Capital Deficiency”), (iii) the amount of Indebtedness of Seller, (iv) the amount of the Transaction Expenses, and (v) the resulting estimated Closing Payment (the “Estimated Closing Payment”) based on the estimates described in clauses (i) – (iv). The “Closing Payment” shall be a U.S. Dollar amount equal to the Purchase Price, plus the Closing Date Working Capital Surplus, if any, or minus the Closing Date Working Capital Deficiency, if any (as applicable), minus the Indebtedness of Seller, minus the Transaction Expenses. The Closing Estimated Statement, and each component thereof, shall be prepared in good faith and in a manner consistent with the Working Capital Principles and the applicable definitions of this Agreement and methodologies contained therein. The Closing Estimated Statement shall contain reasonably detailed support for each calculation set forth therein. After delivery of the Closing Estimated Statement, the Seller shall, and shall cause its officers and representatives to, (i) provide reasonable access to the Buyer and its representatives to the books and records and work papers used in the preparation of the Closing Estimated Statement and (ii) cooperate with and assist the Buyer and its representatives in connection with their review of the Closing Estimated Statement and the materials described in clause (i), including (without limitation) making available their senior management employees, accountants and other personnel who were involved in the preparation of the Closing Estimated Statement. Seller shall consider in good faith any revisions Buyer proposes in writing to the Closing Estimated Statement and make appropriate revisions agreed to by Seller to the Closing Estimated Statement in its good faith determination; provided, that each Party acknowledges and agrees that Buyer’s proposal of revisions or failure to propose any revisions to the Closing Estimated Statement shall not be deemed to waive or otherwise impair any rights of Buyer pursuant to this Agreement.

(b) Subject to the delivery of the items set forth in Section 11.2(d), at the Closing, Buyer shall pay, or cause to be paid, the Purchase Price as follows:

(i) to each holder of Indebtedness of Seller pursuant to the Payoff Letters, the amount required to repay in full all Indebtedness owed to each such holder on the Closing Date, in cash by wire transfer of immediately available funds in accordance with the wire instructions set forth in the applicable Payoff Letters;

(ii) to each creditor of Transaction Expenses described in subparts (a) through (c) and subpart (f) within the definition of Transaction Expenses the amount required to pay in full all Transaction Expenses owed to such creditor on the Closing Date, in cash by wire transfer of immediately available funds in accordance with the wire instructions set forth in the applicable Invoice;

(iii) to Seller, the amount attributable to the Transaction Expenses described in subparts (d) through (e) within the definition of Transaction Expenses;

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(iv) to Seller, the aggregate amount equal to the Estimated Closing Payment. The Estimated Closing Payment shall be payable, in cash by wire transfer of immediately available funds in accordance with the wire instructions delivered by Seller to Buyer in writing at least two (2) Business Days prior to the Closing Date.

Section 2.8 Post-Closing Adjustments.

(a) Following the Closing, Buyer shall prepare and deliver within one hundred twenty (120) days following the Closing Date to Seller a statement (the “Post-Closing Statement”) setting forth Buyer’s calculation of (i) the actual Working Capital as of the Closing Date (the “Actual Working Capital”), (ii) the actual amount of Indebtedness of Seller as of the Closing Date (the “Actual Indebtedness”), (iii) the actual amount of Transaction Expenses (the “Actual Transaction Expenses”) and (iv) the resulting actual Closing Payment (the “Actual Closing Payment”) based on the actual amounts described in clauses (i) – (iii), in each case as of the Effective Time. The Post-Closing Statement will be prepared in accordance with the Working Capital Principles and the applicable definitions of this Agreement and methodologies contained therein. Within forty-five (45) days after receipt by Seller of the Post-Closing Statement (the “Dispute Period”), Seller shall be required to notify Buyer in writing and with reasonable specificity (the “Dispute Notice”) of any disputed items with respect to the Post-Closing Statement (it being understood and agreed that any item not set forth in the Dispute Notice will be considered final, binding and non-appealable on the Parties), and Seller’s proposed resolution of each such item in the Dispute Notice. In the event a timely Dispute Notice is not delivered then Buyer’s Post-Closing Statement (including the Actual Working Capital, Actual Indebtedness and Actual Closing Payment) contained in such Post-Closing Statement shall be deemed accepted by Seller and be considered final, binding and non-appealable on the Parties.

(b) Upon receipt of the Dispute Notice and for a period of thirty (30) days following receipt of the Dispute Notice by Buyer (the “Resolution Period”), Buyer and Seller shall negotiate in good faith to resolve such disputed items; provided, however, in the event that Buyer and Seller are unable to resolve all such disputed items within the Resolution Period, the determination of any such unresolved disputed items with respect to the Post-Closing Statement shall be made by an accounting firm, mutually agreed to by Buyer and Seller (the “Financial Expert”). The Financial Expert shall act as an expert in accounting and not an arbitrator. The Financial Expert shall, within thirty (30) days of its engagement, based solely on the presentations by Seller and Buyer and not by independent review, make a final determination on only those issues that remain in dispute, and such determination by the Financial Expert must be within the range of values assigned to such disputed items in the Post-Closing Statement and the Dispute Notice. Upon final resolution of all disputed items, the Financial Expert shall issue a report showing its final calculation of such disputed items. Absent manifest error, the determination of the Financial Expert shall be final, binding and conclusive on Seller and Buyer, and the fees and expenses of the Financial Expert shall be borne by Seller (on the one hand) and Buyer (on the other hand) in proportion to the amounts by which their proposals differed from the Financial Expert’s final determination. By way of example and not by way of limitation, if Seller seeks a $70,000 upward adjustment and the Financial Expert determines that there should be a $40,000 upward adjustment, then Seller will be responsible for three sevenths (3/7th) of the fees and expenses of the Financial Expert and Buyer will be responsible for four sevenths (4/7th) of the fees and expenses of the Financial Expert. In connection with the resolution of any dispute, each Party (Seller on one hand and Buyer on the other) shall pay its own fees and expenses, including without limitation, legal, accounting and consultant fees and expenses. Notwithstanding anything to the contrary in this Agreement, any disputes regarding amounts shown in the Post-Closing Statement shall be resolved as set forth in this Section 2.8 (provided, for the avoidance of doubt, this sentence shall not limit the ability of Buyer to make any claim for breach of any representation or warranty contained herein).

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(c) In the event after the final determination of the Actual Closing Payment in accordance with Section 2.8(a) or Section 2.8(b):

(i) the Actual Closing Payment is greater than the Estimated Closing Payment, then Buyer shall pay to Seller an amount equal such difference; and

(ii) the Estimated Closing Payment is greater than the Actual Closing Payment, then Seller shall pay to Buyer an amount equal to such difference.

(d) Any payment required to be made pursuant to Section 2.8(c)(i) or Section 2.8(c)(ii) shall be defined as a “True-Up Payment”. The True-Up Payment shall be made within five (5) Business Days after the final determination of the Actual Closing Payment in accordance with Section 2.8(a) or Section 2.8(b). All True-Up Payments shall be made by wire transfer of immediately available funds to a bank account designated by the recipient Party. Any True-Up Payment paid to Buyer shall be net of any amounts paid to Buyer in connection with Section 7.10, so as to avoid double-counting.

Section 2.9 Non-assignable Assets.

(a) Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.9, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing despite the efforts of the Parties pursuant to Section 10.2 hereof, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof; provided, however, that, subject to the satisfaction or waiver of the conditions contained in Article XI, the Closing shall occur notwithstanding the foregoing. Following the Closing, Seller and Buyer shall use reasonable best efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all liabilities and obligations under any and all Assumed Contracts or other liabilities that constitute Assumed Liabilities; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, Seller shall sell, assign, transfer, convey and deliver to Buyer the relevant Purchased Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer and other similar Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid by Buyer and Seller in accordance with Article XI.

(b) To the extent that any Purchased Asset and/or Assumed Liability cannot be transferred to Buyer following the Closing pursuant to this Section 2.9, Buyer and Seller shall use reasonable best efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset and/or Assumed Liability to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Buyer shall, as agent or subcontractor for Seller pay, perform and discharge fully the liabilities and obligations of Seller thereunder from and after

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the Closing Date. To the extent permitted under applicable Law, Seller shall, at Buyer’s expense, hold in trust for and pay to Buyer promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by Seller to the extent related to such Purchased Asset in connection with the arrangements under this Section 2.9. Seller shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets. In the case Seller is unable to provide the Buyer the economic and operational equivalent of the transfer of such Purchased Asset as contemplated by this Section 2.9(b), then Seller shall reimburse Buyer for its reasonable cost of replacing such Purchased Asset. Notwithstanding anything herein to the contrary, the provisions of this Section 2.9 shall not apply to any consent or approval required under any antitrust, competition or trade regulation Law, which consent or approval shall be governed by Section 10.1.

Section 2.10 Tax Withholding. Buyer shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. Buyer shall provide Seller with written notice of its intent to withhold (other than (a) payroll withholding with respect to consideration payable to any current or former employee of Seller as compensation or (b) U.S. backup withholding) at least three (3) days prior to the Closing, and the parties shall use reasonable best efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the Transactions, Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date (except, in each case, as to any representations and warranties that specifically relate to another date, and then as of such date), except as set forth in the correspondingly numbered section of the disclosure schedule delivered by Seller to Buyer concurrently the execution and delivery of this Agreement (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule will be arranged in sections and subsections corresponding to the numbered and lettered sections contained in this Article III.

Section 3.1 Organization and Qualification of Seller

(a) Seller is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full power and authority to conduct its business as it is being conducted, to own or use its assets (including the Purchased Assets), and to perform all its obligations. Section 3.1(a) of the Seller Disclosure Schedule sets forth each jurisdiction in which the Seller is licensed or qualified to do business, and the Seller is qualified to do business as a foreign entity and is in good standing in all jurisdictions in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(b) True, correct and complete copies of Seller’s Organizational Documents, in each case as amended to date, have been delivered to Buyer.

(c) Bank is sole direct owner, beneficially and of record, of all of the equity or other ownership interests of the Seller, and Parent is the sole indirect owner, beneficially and of record, of all of the equity or other ownership interests of Seller, and no other Person has any right or option to acquire any interest in Seller or the Purchased Assets. The Seller does not own, directly or indirectly, or have any interest in, any shares, stock, partnership interest, joint venture interest, membership interest or other equity or ownership interest in any Person.

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Section 3.2 Authority of Seller. Seller has full power and authority to enter into this Agreement and the Transaction Documents, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Seller of this Agreement and any Transaction Document, the performance by Seller of its obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Seller, including the authorization of the Transactions by Bank and Parent. This Agreement and the Transaction Documents have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and each Transaction Document constitutes a legal, valid and binding obligation of Seller enforceable against Seller, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.3 No Conflicts.

(a) Except as set forth on Section 3.3(a) of the Seller Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement or the Transaction Documents and the consummation of the Transactions, do not and will not violate or conflict with any provision of the Organizational Documents of Seller.

(b) Except as set forth on Section 3.3(b) of the Seller Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement or the Transaction Documents and the consummation of the Transactions, do not and will not conflict with (i) any Law or Governmental Order, or (ii) result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice under, or result in the creation of any Encumbrance upon any Purchased Asset pursuant to the terms of, any Material Contract, Permit, indenture, agreement for borrowed money, instrument of Indebtedness, Encumbrance or other arrangement to which Seller is a party or by which Seller is bound or to which the Business or any of the Purchased Assets are subject.

(c) Except (i) any filing required to be made pursuant to the HSR Act and any other Antitrust Laws, and (ii) as disclosed in Section 3.3(c) of the Seller Disclosure Schedule, Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any other Person in order for the Parties to execute, deliver and perform their obligations under this Agreement or the Transaction Documents or to consummate the Transactions.

Section 3.4 Assets.

(a) Except as disclosed in Section 3.4(a) of the Seller Disclosure Schedule, Seller has good, valid and marketable title to, or holds or has the right to use pursuant to a good and valid and enforceable leasehold interest in, all Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances. Immediately following the Closing, after giving effect to the Transactions, Buyer will have a good, valid and marketable title to, or hold or have the right to use pursuant to a good and valid and enforceable leasehold interest in, all Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.

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(b) The Purchased Assets constitute all of the assets, tangible and intangible, necessary to operate the Business as currently conducted and include all operating assets of the Seller, and the Purchased Assets will be adequate to enable the Buyer to continue to conduct the Business as it is presently being conducted.

(c) All material improvements and other Tangible Personal Property owned, licensed, leased or used by Seller or otherwise included in the Purchased Assets has been maintained in accordance with customary industry practice and, subject to ordinary wear and tear, are in good operating condition and repair in all material respects and free from any latent defects.

(d) None of Seller or any of its Affiliates has received any written notice or, to the Seller’s Knowledge, oral notice that any Major Client has cancelled or non-renewed, or intends to cancel or non-renew, any Insurance Products or Services.

(e) Set forth on Section 3.4(e) of the Seller Disclosure Schedule, are the top 20 co-brokers with whom the Seller engages in Retail Brokered Business.

(f) Since December 31, 2021, none of Seller, and none of Seller’s employees or independent contractors have, placed or serviced any Securities Business for any Client.

(g) Section 3.4(g) of the Seller Disclosure Schedule sets forth (i) each Major Carrier that is a Sub-Rated Carrier with which any in-force insurance policies are in place for any active Client accounts as of the date hereof, (ii) the amount of commission received by Seller from each Major Carrier that is also a Sub-Rated Carrier during the twelve (12) month period ended December 31, 2022 or six month period ended June 30, 2023.

(h) To the Seller’s Knowledge, no in force policy for any Client Account is in place with any Ineligible Carrier.

(i) Except as specified in Section 3.4(i) of the Seller Disclosure Schedule, no employee or consultant of Seller or any of its Affiliates has any ownership interest (vested or unvested) in any Client Account.

(j) Section 3.4(j) of the Seller Disclosure Schedule sets forth (i) each Captive Insurance Company, (ii) its jurisdiction of domicile, and (iii) the identity of each Captive Manager that manages each such Captive Insurance Company with which any in-force insurance policies are in place for any active Client accounts as of the date hereof, and with whom (iv) Seller has either (A) originated, placed, brokered insurance coverage with or through such Captive Manager, or (B) been compensated by such Captive Manager in any manner, and (v) whether and to what extent Seller has had any involvement in arranging collateral or security in connection with the placement of such insurance coverage or program.

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Section 3.5 Financial Statements.

(a) Section 3.5(a) of the Seller Disclosure Schedule contains true, correct and complete copies of the unaudited financial statements of the Business, including balance sheets and income statements, as of and for the years ended December 31, 2021 and December 31, 2022 (the “Most Recent Fiscal Year End”) (such unaudited financial statements, the “Unaudited Financial Statements”) and its unaudited financial statements, including balance sheets and income statements, as of and for the seven (7) months ended July 31, 2023 (the “Latest Balance Sheet Date,” and the balance sheet as of the Latest Balance Sheet Date, the “Latest Balance Sheet”, and such unaudited financial statements, the “Interim Financial Statements” and the Unaudited Financial Statements and Interim Financial Statements are together referred to herein as the “Financial Statements”). The Financial Statements (including the related notes and scheduled thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated. The Financial Statements accurately and fairly present in all material respects the financial condition and operating results of the Business as of the dates, and for the periods, indicated therein, provided, however, that the Interim Financial Statements are subject to normal, recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material in amount or nature, and lack footnote disclosures required by GAAP, none of which, if presented, would materially differ in amount and nature from those included in the Unaudited Financial Statements. The Financial Statements were derived from the books and records of the Business (which are in turn accurate and complete in all material respects).

(b) Revenue reflected on the Financial Statements: (i) represents all revenue for the Business which are operating in nature from the period to which such amounts relate; (ii) is consistent with and have been prepared from the books and records of the Business; (iii) does not include any revenue which is non-recurring in nature or which have not been generated in the ordinary course of business; (iv) represents bona fide, arm’s-length sales transactions; and (v) has been billed consistently across the periods presented with no changes in the discounts, rebates or other benefits offered to Clients.

(c) Operating expenses reflected on the Financial Statements: (i) represent all costs for the Business made during the periods presented; (ii) have been paid consistently throughout the periods presented with no material delays or changes in timing of payments; (iii) represent bona fide costs for the operation of the Business; (iv) capture all operating costs required to operate the Business in the ordinary course of business; and (iv) are paid on or before the due date for such expenses.

(d) Seller maintains, and has maintained, at all times since December 31, 2020, a system of internal controls sufficient for a business such as the Business and provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to (A) permit preparation of financial statements for the Business in conformity with GAAP and (B) to maintain accountability for assets, (iii) unauthorized acquisition, use or disposition of any of the assets used in the Business that would materially affect the Business or its financial statements are prevented and timely detected, (iv) that the amount recorded for assets on the books and records of the Business are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) that accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis, (vi) that all material information related to such controls are (and has been) reported or otherwise made known to the Seller’s chief executive officer and chief accounting officer, (vii) that all material information concerning the Business is (and has been) recorded, processed, summarized and timely reported to the appropriate members of the Seller’s management, including its chief executive officer and chief accounting officer, and (viii) that all information required to be reported or reflected in the Financial Statements is (and has been) recorded, processed, summarized and timely reported to the appropriate members of the Seller’s management, including its chief accounting officer, and made available to the Parent’s auditors. The Seller has delivered to the Buyer copies of all written policies, manuals and other documents promulgating such internal accounting controls.

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(e) None of Seller has ever identified or been made aware of any fraud by any management or other employees who have a role in internal controls and, to Seller’s Knowledge, no such fraud has been alleged. Since December 31, 2020, to the Seller’s Knowledge, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Seller. The Seller has made available to Buyer a summary of all material complaints or concerns relating to other matters made since December 31, 2020 through the whistleblower hot-line or equivalent system of the Seller for receipt of employee concerns regarding possible violations of applicable Law.

(f) The Trust Cash as of the Latest Balance Sheet Date is set forth on Section 3.5(f) of the Seller Disclosure Schedule. All Trust Cash is held in accounts owned by Seller.

(g) The Seller has no obligations for borrowed money nor any other obligations evidenced by notes, bonds, debentures, mortgages or other instruments. As of the Closing, neither the Seller nor the Business will have any Indebtedness that is not included in Seller’s calculation of the Indebtedness in the Closing Estimated Statement.

(h) There is no Liability of the Business, except for Liabilities (i) reflected or reserved for in the Latest Balance Sheet, (ii) that have arisen since the Latest Balance Sheet in the Ordinary Course of Business or (iii) that have been incurred in connection with the execution of this Agreement or the consummation of the Transactions and, in each case, such Liability is or will be included in the final determination of Transaction Expenses.

Section 3.6 Accounts Receivable. All existing Accounts Receivable have arisen from, and all Accounts Receivable reflected in the Working Capital will have arisen from, bona fide transactions in the Ordinary Course of Business. None of the Seller nor any other Person has engaged in any efforts to accelerate the collection of the Accounts Receivables or any activity that reasonably could be expected to result in sales of a product or service with payment terms longer than terms customarily offered by the Business for such product or service.

Section 3.7 Absence of Certain Changes, Events or Conditions. Since the Most Recent Fiscal Year End, (x) neither Seller nor the Business has experienced or suffered and, to Seller’s Knowledge, there is no basis to believe Seller or the Business could reasonably expect to experience or suffer, any Material Adverse Effect and (y) except as set forth in Section 3.7(y) of the Seller Disclosure Schedule, the Business has been conducted in all material respects in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as reflected on the Latest Balance Sheet or as set forth in Section 3.7 of the Seller Disclosure Schedule, since the Most Recent Fiscal Year End, with respect to Seller and the Business, there has been no:

(a) (i) termination, release or waiver of any rights or claims under any Material Contract (not including terminations of employment for cause), (ii) modification, amendment or renewal of any Material Contract or (iii) cancellation, modification or waiver of any Indebtedness or claims held in respect of Seller or the Business;

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(b) change in any method of accounting or accounting practice, principles, methods or policy for Seller or the Business, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(c) change, occurrence or development in the financial condition, properties, assets, liabilities, business, management or results of operations or any other change, occurrence or development, which has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect;

(d) transfer, license, lease, mortgage, pledge, assignment, surrender, encumberment, divestiture, cancelation, abandonment, lapse, expiration, sale or other disposition of any of the Purchased Assets, each except for sales in the Ordinary Course of Business;

(e) (i) incurrence or assumption of any Indebtedness or guarantee of any Indebtedness, other than Indebtedness which will be discharged in full at or prior to Closing; (ii) entry into any letter of credit (whether or not drawn) as collateral credit support for the benefit of Seller or (iii) cancellation or forgiveness of any debts owed to Seller or the Business by any Affiliate or by any third party (except in the Ordinary Course of Business with respect to a third party) or claims or amendment, termination or waiver of any material rights constituting Purchased Assets;

(f) mortgage, pledge or imposition of any Encumbrance or security interest, other than Permitted Encumbrances, upon the Purchased Assets;

(g) change in any compensation arrangement or agreement (including granting any bonus) with any Employee, officer, director or equityholder, other than as provided for in any written agreements, or the adoption, amendment, modification, or termination of any Benefit Plan, or other plan, for the benefit of any of its directors, officers, and Employees, or materially amend or terminate any existing employee benefit plan or arrangement or enter into, amend or terminate any severance agreement, employment contract, retention, change in control, bonus or deferred compensation agreement or collective bargaining agreement;

(h) entry into or termination of any employment agreement with an Employee that provides for other than at-will employment or for any severance upon termination, written or oral, or material modification of the terms of any such existing agreement;

(i) payments, transfers, leases, sales, loans, advances or guarantees made by Seller or the Business to or for the benefit of any of Seller’s Affiliates, employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the Ordinary Course of Business and consistent with past practices;

(j) grant of any indebtedness for borrowed money or guaranteed any such indebtedness of another Person, or issued or sold any debt securities or warrants or other rights to acquire any debt security of the Seller, except for (i) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice, and (ii) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial to the Business than the indebtedness being replaced;

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(k) failure to keep current and in full force and effect, or to apply for or renew, any material Permit;

(l) acquisition or disposition (whether by merger, consolidation, acquisition of equity rights or assets or otherwise), directly or indirectly, of any (i) any business, line of business or material assets of another Person or (ii) a substantial portion of the assets, business or line of business of Seller or the Business;

(m) change to the internal controls over financial reporting of Seller or the Business;

(n) incurrence of any capital expenditures that, individually or in the aggregate, are in excess of $100,000;

(o) termination of or material change to the terms of any Insurance Policy, other than renewals in the Ordinary Course of Business;

(p) (i) delay or postponement of any payment of any accounts payable or other payables or expenses or (ii) acceleration in the collection of accounts receivables or cash contributions of any type;

(q) commencement, compromise (or offer to compromise), waiver or settlement (or offer to settle) by Seller or any of its Affiliates of any Action relating to the Business or the Purchased Assets; or

(r) Contract or authorization by Seller or its management to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.8 Legal Actions; Government Orders. Except as set forth on Section 3.8 of the Seller Disclosure Schedule:

(a) there are no, and since December 31, 2018, have been no, Actions pending or, to the Seller’s Knowledge, threatened, against or by Seller or any of its officers or directors or, to the Seller’s Knowledge, any of its employees or agents, (i) relating to or affecting the Purchased Assets; (ii) that challenge or seek to prevent, enjoin or otherwise delay the Transactions, (iii) against or related to a Major Carrier or Major Client or (iii) that (A) seek equitable relief as a primary remedy, or (B) make allegations, which if true, would constitute criminal acts under the Laws of any Governmental Authority having jurisdiction over the operations of the Seller or the Purchased Assets or any of the directors, officers or other senior employees (but in the case of any such directors, officers or other senior employees, solely in their capacity as such) of the Seller;

(b) to the Seller’s Knowledge, no event has occurred or circumstances exist that would reasonably be expected to give rise to, or serve as a basis for, any such Action;

(c) Seller is, and has been since December 31, 2018, in compliance with the terms of each Governmental Order; and

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(d) to the Seller’s Knowledge, no event has occurred and no circumstances exist that may constitute or result in (with or without notice or lapse of time) a material violation of any Governmental Order.

Section 3.9 Compliance with Laws; Permits.

(a) Seller is, and has been since December 31, 2018, in compliance in all material respects with all Laws applicable to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets. The Business has not since the December 31, 2018 received or been the subject of any written, or to the Seller’s Knowledge, other notice with respect to a violation (or alleged violation) of any Law or Governmental Order from any Governmental Authority, qui tam relator or other third party, nor has any such notice, claim, assertion or other Action been filed or commenced against the Seller with respect to a material violation (or alleged material violation) of any applicable Law or Governmental Order by the Business.

(b) All Permits required for Seller to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by Seller and are set forth in Section 3.9(b) of the Seller Disclosure Schedule. Such Permits are valid and in full force and effect and the Seller is in compliance in all material respects with all Permits. There are no Actions pending, or to the Seller’s Knowledge, threatened and, to Seller’s Knowledge, no event has occurred or circumstances exists, which would reasonably be expected to result in the revocation, suspension, modification, limitation or termination of, or any adverse change in the rights of the Business or Seller under such Permits.

(c) Except as set forth in Section 3.9(c) of the Seller Disclosure Schedule, Seller has filed (or has had filed on its behalf), and since December 31, 2018 has filed (or has had filed on its behalf), all material Contracts, reports, statements, documents, registrations, filings and submissions required to be filed with any Governmental Authority. All such Contracts, reports, statements, documents, registrations, filings and submissions were in compliance in all material respects with applicable Law when filed, and no material deficiencies have been asserted by any Governmental Authority in writing with respect to such Contracts, reports, statements, documents, registrations, filings and submissions.

Section 3.10 Taxes. Except as set forth in Section 3.10 of the Seller Disclosure Schedule:

(a) Seller has filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns with respect to the Business or the Purchased Assets required to be filed by Seller and has paid or caused to be paid all Taxes due and owing by Seller with respect to the Business or the Purchased Assets (whether or not shown or required to be shown on any Tax Return). All Tax Returns filed by Seller with respect to the Business or the Purchased Assets were correct and complete in all material respects and were prepared in substantial compliance with applicable Law. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return with respect to the Business or the Purchased Assets other than extensions of time to file Tax Returns obtained in the Ordinary Course of Business.

(b) There are no liens for Taxes (other than Taxes not yet due and payable and other than Taxes that are being contested in good faith through appropriate proceedings and for which an adequate reserve has been recorded on the Financial Statements in accordance with GAAP) upon any of the Purchased Assets.

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(c) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member or other third party with respect to the Business, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d) There is no dispute or claim concerning any Tax liability of Seller with respect to the Business or the Purchased Assets either (A) claimed or raised by any Taxing Authority in writing, or (B) to the Seller’s Knowledge, pending. Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, with respect to the Business or the Purchased Assets.

(e) No written claim has ever been made by a Taxing Authority in a jurisdiction where the Seller does not file a particular Tax Return or pay a particular type of Tax, in each case, with respect to the Business or the Purchased Assets, that the Seller is or may be subject to such type of Tax by, or required to file such Tax Return in, that jurisdiction.

(f) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(g) Seller is, and has been at all times since formation, properly classified for federal (and, where applicable, state and local) income Tax purposes as “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii).

Section 3.11 Material Contracts.

(a) Section 3.11(a) of the Seller Disclosure Schedule lists each of the following Contracts (together with all amendments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto) (x) by which any of the Purchased Assets are bound or affected of (y) to which Seller is a party or by which it is bound in connection with the Business or the Purchased Assets (such Contracts, the “Material Contracts”):

(i) each Contract not otherwise listed in subsections (ii) to (xxi) of this Section 3.11(a) involving (x) obligations (contingent or otherwise) of, or payments by, the Seller in excess of $100,000 in any calendar year or (y) payments to the Seller in excess of $300,000 in any calendar year;

(ii) any written contract with any Major Client, Major Carrier, general agent, insurance broker, or other source for Seller to write any Insurance Products or Services;

(iii) all partnership, joint venture or other agreements relating to the development, support or marketing of any products or services of Seller, the Purchased Assets or the Business;

(iv) except for Contracts relating to trade receivables incurred in the Ordinary Course of Business, all Contracts relating to Indebtedness (including, without limitation, guarantees) or that otherwise place an Encumbrance on any Purchased Asset;

(v) all collective bargaining agreements with any labor union;

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(vi) all written Contracts for the employment of any current officer, individual employee or other person on a full-time or consulting basis with required annual payments in excess of $200,000;

(vii) all Intellectual Property Licenses (other than (x) agreement and licenses for commonly available, non-customized third-party software licenses to Seller for internal use on a nonexclusive basis, (including pursuant to software as a service agreements) and (y) publicly available terms and conditions of use of websites);

(viii) all Contracts for the development of Intellectual Property on behalf of the Business;

(ix) all Contracts with any Governmental Authority;

(x) all Contracts between or among Seller, on the one hand, and any of the equityholders, directors or officers of Seller or any of such Person’s Related Parties, on the other hand;

(xi) all Contracts between Seller and any of its Affiliates;

(xii) all Contracts for the acquisition or disposition of any portion of the assets or business of the Business or Seller (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition or disposition of the assets or business of any other entity, in each case, whether by merger, sale of stock, sales of assets or otherwise;

(xiii) all Contracts guaranteeing the performance of any other Person under any Contract, including, without limitation, any premium financing obligation on behalf of any Client;

(xiv) all Contracts whereby Seller is engaged in any risk-bearing or risk-sharing activities;

(xv) all Contracts that include any restrictions on the Seller’s ability to (A) compete in the Business, compete in any line of business or compete with any Person or in any geographic area or during any period of time or (B) solicit any Client Account, or transact any such business with any Client or perspective Client;

(xvi) all real property leases and agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) related to the Assumed Leases;

(xvii) each Contract providing for capital expenditures with outstanding unpaid obligations and commitments in excess of $100,000;

(xviii) each Contract that requires the Business or Seller to purchase its total or what amounts to substantially all its requirements of any product or service from a third party or otherwise deal exclusively with any Person or that contains “take or pay” provisions, so called “best in house” or “most favored nation” clauses, exclusivity arrangement, agreements to take back or exchange goods, consignment arrangement;

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(xix) each Contract granting to any Person a right of first refusal or first offer, or similar preferential rights with respect to any property or assets of Seller, the Business or the Purchased Assets or the provision of any services or insurance products to, or through, Seller or the Business;

(xx) each commission sharing arrangement and sub-brokerage arrangement with a value in excess of $100,000 to which Seller is a party; and

(xxi) all powers of attorney with respect to the Business or any Purchased Assets.

(b) Each Material Contract is valid and binding on Seller, enforceable against Seller in accordance with its terms (except as may be limited by the Enforceability Exceptions), and is in full force and effect. Except as set forth on Section 3.11(b) of the Seller Disclosure Schedule, none of Seller, nor, to the Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. To Seller’s Knowledge, no event or circumstance has occurred or circumstance exists that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute an event of default or breach under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. No party to any Material Contract has exercised any termination rights with respect thereto. Except as set forth on Section 3.11(b) of the Seller Disclosure Schedule, there are no disputes pending, or to the Seller’s Knowledge, threatened under any Material Contract. Seller has provided to Buyer true, correct and complete copies of each Material Contract, together with all amendments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto.

(c) (i) Seller (including any relevant officers, directors or employees of Seller) has the necessary appointment to act as an agent or broker, insurance adjuster, insurance program administrator or managing general agent for each Carrier that issues an insurance Contract brokered, placed or sold by Seller, (ii) each such appointment is valid and binding in accordance with its terms on the parties thereto, (iii) neither Seller, nor to the Seller’s Knowledge, any Carrier has bound or committed to bind any insurance coverage for any liability, risk, cost, or expense, or in any amount of liability, risk, cost or expense, or upon any terms or conditions, which exceeds it binding authority. Neither Seller nor any of its Affiliates has received any written or, to the Seller’s Knowledge, oral notice that any such Carrier (a) has cancelled or not renewed, or intends to cancel or not renew, any such appointment, or (b) has terminated or otherwise materially adversely changed, or intends to terminate or otherwise materially adversely change, its business relationship with (including the commission rates paid to) the Business.

Section 3.12 Major Clients and Carriers and Relationships.

(a) Section 3.12(a) of the Seller Disclosure Schedule sets forth the Major Clients. No Major Client has discontinued, materially reduced or otherwise adversely altered (including changing any material term of), or provided written notice of its intention to discontinue, materially reduce or otherwise adversely alter (including to change any material term of), its relationship with the Business. Since December 31, 2022, neither the Seller nor any of its Affiliates has received any compliant from a Major Client. To Seller’s Knowledge, there is no basis for any Major Client to discontinue its business relationship with the Business or materially reduce or adversely alter its business relationship with the Business.

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(b) Section 3.12(b) of the Seller Disclosure Schedule sets forth the Major Carriers. No Major Carrier has discontinued, materially reduced or otherwise adversely altered (including changing any material term of), or provided written notice of its intention to discontinue, materially reduce or otherwise adversely alter (including to change any material term of), its relationship with the Business. Since December 31, 2022, neither the Seller nor any of its Affiliates has received any compliant from a Major Carrier. To Seller’s Knowledge, there is no basis for any Major Carrier to discontinue its business relationship with the Business or materially reduce or adversely alter its business relationship with the Business.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Seller Disclosure Schedule is a true and complete list of all (i) Intellectual Property Registrations, specifying as to each, as applicable, the record owner; the jurisdiction by or in which it has been issued registered, or filed; the patent registration, or application serial number; the issue, registration and/or filing date; and the current status; and (ii) all material unregistered Intellectual Property Assets. All required filings and fees related to the Intellectual Property Registrations that are or will become due within 60 days following the Closing Date have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise valid, subsisting, enforceable and in good standing. For the avoidance of doubt, the tradename “Eastern Insurance” is not owned by the Seller and is not an Intellectual Property Asset as defined herein.

(b) Except as set forth on Section 3.13(b) of the Seller Disclosure Schedule, Seller is the sole and exclusive owner of all right, title and interest in and to the Intellectual Property Assets, as applicable, in each case, free and clear of any Encumbrances, other than terms of Intellectual Property Licenses set forth on Section 3.11(a)(vii) of the Sellers Disclosure Schedules or terms of Contracts pertaining to Intellectual Property not required to be included on Section 3.11(a)(vii), terms of Contracts set forth on Section 3.11(a)(viii) of the Sellers Disclosure Schedules, and conditions of Permitted Encumbrances. To the Seller’s Knowledge, Seller has complied, and is now complying, with all Laws applicable to the Intellectual Property Assets and its ownership and use thereof.

(c) Except as set forth on Section 3.13(c) of the Seller Disclosure Schedule, there are no Actions (including any oppositions, interferences, re-examinations, cancellation, revocation, review or other proceeding) pending or, to the Seller’s Knowledge, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person in relation to the conduct of the Business; (ii) challenging the validity, enforceability, registrability, patentability or ownership of any Intellectual Property Assets or Seller’s rights in and to any Intellectual Property or Intellectual Property Licenses; or (iii) by Seller or any other Person alleging the infringement, misappropriation, dilution or violation by any Person of the Intellectual Property Assets or Intellectual Property Licenses. No Intellectual Property Assets or product, process or service owned by Seller or used by Seller in the conduct of the Business is subject to any outstanding decree, order (including any motion or petition therefor), judgment, settlement agreement, or similar obligation binding on Seller that restricts in any manner the use, transfer, or licensing thereof by Seller or that affects the validity, use, enforceability of the Intellectual Property Assets or Seller’s products, processes, or services.

(d) No material aspect of the operation of the Business has interfered with, infringed upon, misappropriated, or otherwise violated any Intellectual Property right of any other Person in any respect.

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(e) To the Seller’s Knowledge, no Person has interfered with, infringed upon, misappropriated, or otherwise violated any Intellectual Property Asset.

(f) The Intellectual Property Assets and Intellectual Property licensed under the Intellectual Property Licenses are all of the Intellectual Property necessary to operate the Business as presently conducted. Other than with respect to Intellectual Property licensed to Buyer under the Transition Services Agreement, the consummation of the Transactions will not result in the loss or impairment of or obligation for payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Buyer’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(g) Seller has taken all reasonable steps to maintain the Intellectual Property Assets and to protect and preserve the confidentiality of all trade secrets and confidential information included in the Intellectual Property Assets or otherwise in the possession or control of the Business, including requiring all Persons having access thereto to execute written non-disclosure agreements. Sellers are not in breach of any duty of confidentiality owed by the Business to any third party.

(h) All material information technology and computer systems, including software, hardware, networks, interfaces, and related systems, relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the Business (collectively, “Seller IT Systems”) have been properly maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards, to ensure proper operation, monitoring and use, including with respect to any remote working arrangements. The material Seller IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Business, including with respect to any remote working arrangements. There has been no malfunction, failure, continued substandard performance, denial-of-service or other cyber incident, including any cyberattack, or other impairment of the Seller IT Systems that has resulted or is reasonably likely to result in material disruption or damage to the operation of the Business. Seller has taken all commercially reasonable steps to safeguard the confidentiality, availability, security and integrity of the Seller IT Systems, including implementing and maintaining appropriate backup, disaster recovery and software and hardware support arrangements. The Seller IT Systems made available under the Transition Services Agreement constitute all of the information technology and computer systems, hardware, software, algorithms, and data necessary to operate the Business as currently conducted.

Section 3.14 Real Property.

(a) Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, Seller does not own, and has never owned, any Real Property (the “Owned Real Property”).

(b) Section 3.14(b) of the Seller Disclosure Schedule sets forth the address of each Real Property leased, subleased or licensed by Seller and used in, held for use in, or necessary for the conduct of the Business as currently conducted (the “Leased Real Property”). Seller has made available to Buyer a true and complete copy of each Assumed Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), and in the case of any oral Assumed Lease, a written summary of the material terms of such Assumed Lease. With respect to each Assumed Lease:

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(i) Except as set forth on Section 3.14(b)(i) of the Seller Disclosure Schedule, such Assumed Lease is legal, valid, binding, enforceable and in full force and effect, and Seller enjoys peaceful and undisturbed possession of the Leased Real Property, to the Seller’s Knowledge, there are no disputes with respect to such Assumed Lease and Seller has a good marketable title to the Leased Real Property underlying such Assumed Lease;

(ii) except as set forth on Section 3.14(b)(ii) of the Seller Disclosure Schedule, Seller is not in material breach or default under such Assumed Lease, and to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default or would permit the termination, modification or acceleration of rent under such Assumed Lease, and Seller has paid all rent due and payable on or prior to the date hereof under such Assumed Lease (but not rent that may become due and payable after the date hereof);

(iii) Seller has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by such Person under any of the Assumed Leases and, to the Seller’s Knowledge, no other party is in default thereof, and no party to any Assumed Lease has exercised any termination rights with respect thereto;

(iv) no security deposit or portion thereof deposited with respect such Assumed Lease has been applied in respect of a breach or default under such Assumed Lease which has not been redeposited in full;

(v) Seller does not, and will not in the future, owe any brokerage commissions or finder’s fees with respect to such Assumed Lease;

(vi) the other party to such Assumed Lease is not an Affiliate of, and otherwise does not have any economic interest in, Seller;

(vii) except as set forth on Section 3.14(b)(vii) of the Seller Disclosure Schedule, Seller has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof, and there are no Persons other than Seller occupying or holding valid rights to occupy such Leased Real Property;

(viii) Seller has not pledged, mortgaged or otherwise granted an Encumbrance (other than Permitted Encumbrances) on its leasehold interest in any Leased Real Property; and

(ix) no party to such Assumed Lease has threatened to cancel or not renew such Assumed Lease;

(x) Seller has not received any written notice of (i) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Leased Real Property to such Assumed Lease, (ii) existing, pending or threatened condemnation proceedings affecting the Leased Real Property to such Assumed Lease, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate the Leased Real Property to such Assumed Lease as currently operated. Neither the whole nor any material portion of any Leased Real Property has been damaged or destroyed by fire or other casualty; and

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(xi) The Owned Real Property identified in Section 3.14(a) of the Seller Disclosure Schedule and the Leased Real Property identified in Section 3.14(b) of the Seller Disclosure Schedule comprise all of the real property used or intended to be used in, or otherwise related to, the Business.

Section 3.15 Environmental Matters. Except as set forth in Section 3.15 of the Seller Disclosure Schedule:

(a) Seller and the Business are currently and have at all times been in compliance with all applicable Environmental Laws in all material respects, including obtaining and complying with all permits, registrations, approvals, and licenses required by any Environmental Law.

(b) There are no Actions pending or, to the Seller’s Knowledge, threatened, nor has Seller received any written notice from any Person, asserting any actual, alleged or potential liability of the Seller or the Business under any Environmental Law or any actual or alleged non-compliance by Seller or the Business with any Environmental law.

(c) There has been no release of any Hazardous Materials at any location currently or formerly owned, leased, or operated by the Seller or the Business that has resulted in or would reasonably be expected to result in any investigatory or remedial obligations of the Seller or the Business under any Environmental Law.

(a) There are no Hazardous Materials at, on, under or migrating to or from any Real Property currently owned, leased or used by the Business that pose an unreasonable risk to the environment or the health or safety of Persons or that are in violation of Environmental Law.

(d) The Seller has not assumed by contract the Liabilities under Environmental Law of any other Person and the Seller is not currently conducting or paying for any Person to conduct any investigatory or remedial action pursuant to any Environmental Law.

Section 3.16 Employee Benefits.

(a) Section 3.16(a) of the Seller Disclosure Schedule contains a list of all material Benefit Plans. With respect to each material Benefit Plan, Seller has made available to Buyer, if applicable, a copy of (i) such plan document and all amendments thereto (or a written description of all material terms of the Benefit Plan, if not otherwise in writing), (ii) the three (3) most recent Forms 5500 filed with respect to such Benefit Plan and all attachments thereto (including audited financial statements) filed with the IRS, (iii) the current summary plan description (or other description of such Benefit Plan) and any summaries of material modifications thereto, (iv) all trust agreements, insurance contracts or other funding arrangements and amendments related to such Benefit Plan, (v) the most recent determination letter or pre-approved plan advisory or opinion letter, if any, issued by the IRS; (vi) non-discrimination testing results for the last three (3) completed plan years and detail of any corrections (if applicable); (vii) annual funding notices, audited financial statements and actuarial valuations and reports for the last three (3) completed plan years, and (viii) all material non-routine correspondence with any Governmental Authority in relation to any Benefit Plan in the past six (6) years.

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(b) Each Benefit Plan has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and complies in form and operation in all material respects with the applicable requirements of all applicable Law, including ERISA and the Code. No proceeding or claim with respect to any Benefit Plan (other than routine claims for benefits) is pending or, to the Seller’s Knowledge, is threatened, and there is no fact or circumstance that could reasonably be expected to give rise to any proceeding or claim.

(c) Each Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to a preapproved plan, can rely on an opinion or advisory letter from the IRS, to the effect that such Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of such Benefit Plan or related trust or result in any material liability to the Seller in respect of such Benefit Plan.

(d) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, and summary plan descriptions) have been filed or distributed in material compliance with the applicable requirements of ERISA and the Code with respect to each such Benefit Plan. Seller has not engaged in any transaction with respect to any Benefit Plan that would be reasonably likely to subject the Buyer to any material Tax or penalty imposed by ERISA, the Code or other applicable Law. All contributions, distributions, reimbursements and premium payments with respect to a Benefit Plan and any statutory plan maintained by a Governmental Authority that are due by Seller or any of its Subsidiaries have in all material respects been timely made for any period ending on or before the Closing Date, and any such amounts that are not yet due, have been properly accrued in accordance with the past custom and practice of the Seller.

(e) Except as set forth in Section 3.16(e) of the Disclosure Schedule, neither Seller nor any of its ERISA Affiliates has maintained or contributed to, or has, or is reasonably expected to have, any direct or indirect liability under or with respect to, (i) any “defined benefit plan” as defined in Section 3(35) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer” plan as defined in Section 3(37) of ERISA, any plan that two or more contributing sponsors at least two of which are not under common control within the meaning of Section 4063 of ERISA, (iii) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); (iv) any “multiple employer plan” as described in Section 413(c) of the Code; or (v) any voluntary employee benefit association (as defined in Section 501(a)(9) of the Code). Neither Seller nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or 4212(c) of ERISA. No Liability (contingent or otherwise) under Title IV of ERISA or Section 412 or 430 of the Code has been or, to Seller’s Knowledge, will be, or would be incurred by Seller or any of its ERISA Affiliates, or to the Seller’s Knowledge will be, or would be incurred in connection with the Transaction, including by reason of any withdrawal from, or termination, of a pension plan, which is or would become a Liability (contingent or otherwise) of the Buyer or Buyer’s Affiliates.

(f) Seller has not and, to the knowledge of Seller, none of its directors, officers, employees, agents, plan fiduciaries, plan trustees or plan administrators of any Benefit Plan or trust created under any Benefit Plan have, engaged in or been a party to any non-exempt “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA that would reasonably be expected to result in material liability to Seller. To Seller’s Knowledge, no fiduciary has any liability for material breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Benefit Plan.

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(g) Seller and any applicable Benefit Plan have at all times complied in all material respects with all provisions of the Patient Protection and Affordable Care Act, to the extent applicable, including the employer shared responsibility provisions relating to the offer of “affordable” health coverage that provides “minimum essential coverage” to “full-time” employees (as those terms are defined in Section 4980H of the Code and related regulations), and the payment of the applicable penalty, and the applicable employer information reporting provisions under Section 6055 of the Code and Section 6056 of the Code and related regulations. Seller is not reasonably expected to incur or be subject to, any material Tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, as amended. The requirements of COBRA have been met in all material respects with respect to each Benefit Plan (including each employee benefit plan that is an employee welfare benefit plan maintained by an ERISA Affiliate) that is subject to COBRA. Seller has no liability or obligation to provide life, medical or other welfare benefits to former or retired current or former officer, director, manager, Employee or independent contractor, other than as required by COBRA or any similar state Law for which such Person pays the full cost of such benefits or as required by applicable Law.

(h) Each Benefit Plan that is subject to Section 409A of the Code has been established, administered, operated and maintained in all material respects in compliance with its terms and operational and documentary compliance with Section 409A of the Code and applicable regulations guidance thereunder, and no amount under any such Benefit Plan is, has been or is reasonably expected to be subject to any Tax under Section 409A of the Code.

(i) Neither the execution of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or together with any other event) will, (A) except as expressly contemplated herein, entitle any current or former employee, officer, director, consultant or independent contractor of Seller to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (B) except as expressly contemplated herein, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under; and further neither the execution of this Agreement nor the consummation of the Transactions contemplated hereby (whether alone or together with any other event) will increase the amount payable or trigger any other obligation under, any Benefit Plan, (C) result in any forgiveness of indebtedness with respect to any current or former Employee, officer, manager, director or independent contractor of the Seller, or (D) result in the payment of any amount that would be subject to Section 4999 of the Code or not be deductible under Section 280G of the Code. Seller does not have any obligation to “gross-up”, compensate, reimbursement, “make-whole”, or otherwise indemnify any individual for the imposition any Taxes under Section 409A or 4999 of the Code.

(j) Seller does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Benefit Plan subject to laws other than those of the United States.

Section 3.17 Employment Matters.

(a) Section 3.17(a) of the Seller Disclosure Schedule contains a complete and accurate list of all of the Employees, which list is current as of August 31, 2023, describing for each such Employee: (i) the position held; (ii) whether classified as exempt or non-exempt for wage and hour purposes; (iii) date of hire; (iv) work location (city and state); (v) whether paid on a salary, hourly or commission basis; (vi) regular hourly wage, annual salary or commission rate, as applicable; (vii) full or part time; (viii) bonus and

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commission potential; (ix) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); (x) accrued, unused PTO or vacation balance; (xi) the total amount of bonus, severance and other amounts to be paid to such Employee at the Closing or otherwise in connection with the transactions contemplated hereby; and (xii) the employer. Except as set forth in Section 3.17(a) of the Seller Disclosure Schedule, the Employees are at-will and no Employee is subject to any contract, expressed or implied, written or oral, with the Seller, other than restrictive covenant/non-disclosure agreements. The employment of all Employees is terminable at will (without the imposition of penalties or damages) by Seller, and the Seller does not have severance obligations as to any Employee (except as described herein in connection with the Closing or otherwise in connection with the transactions contemplated hereby).

(b) Section 3.17(b) of the Seller Disclosure Schedule contains a complete and accurate list of all the independent contractors, consultants, temporary employees, leased employees or any other servants or agents performing services with respect to the operation of Seller and classified by the Seller as other than an employee or compensated other than through wages paid by the Seller through its payroll department and reported on a Form W-2 (“Contingent Workers”), which list is current as of the date herein and includes any Contingent Worker who has performed services for the Seller during the twelve (12) month period immediately preceding such date and which resulted in payments by the Seller to such Contingent Worker in excess of $50,000, and provides for each such Contingent Worker: (i) start date of services, (ii) scope of work, (iii) duration of engagement, and (iv) fee or compensation arrangements.

(c) There is no, and during the past three (3) years there has been no, material labor dispute, labor strike, work stoppage, slowdown, material concerted interference with normal operations, picketing of any nature or lockout pending or, to the Seller’s Knowledge, threatened, against or affecting the Seller. Seller is not a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, and the Seller has no duty to bargain with any labor union or labor organization. To the Seller’s Knowledge, there are no organizational campaigns in progress with respect to any of the Employees or Contingent Workers and there are no proceeding pending or, to Seller’s Knowledge threatened, asserting that Seller has committed an unfair labor practice (within the meaning of the National Labor Relations Act).

(d) Except as set forth in Section 3.17(d) of the Seller Disclosure Schedule: (i) the Seller is in material compliance with all applicable Laws respecting labor, employment, human rights, pay equity, fair employment practices, workplace safety and health, workers’ compensation, unemployment insurance, terms and conditions of employment, immigration and work authorization, classification as exempt or non-exempt for purposes of the Fair Labor Standards Act and analogous Laws, classification as independent contractors or employees, and wages and hours; (ii) the Seller is not delinquent in any payments to any Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such Employees or Contingent Workers; (iii) there are no, and within the last three (3) years there have been no formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, sexual or other discriminatory harassment, sexual assault, retaliation or unfair labor practices) pending or, to Seller’s Knowledge, threatened against the Seller in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (iv) none of the employment policies or practices of the Seller are currently being audited or investigated, or to Seller’s Knowledge, subject to imminent audit or investigation by any Governmental Authority; (v) the Seller is not, and within the last three (3) years has not been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; and (vi) the Seller is in material compliance with the requirements of the Immigration Reform Control Act of 1986.

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(e) Except as set forth on Section 3.17(e) of the Seller Disclosure Schedule, the Seller has not, within the past three (3) years, experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification (WARN) Act or any similar state, local or foreign Law or regulation affecting any site of employment of the Seller or one or more facilities or operating units within any site of employment or facility of the Seller, and, during the ninety (90) day period preceding the date hereof, no Employee has suffered an “employment loss,” as defined in the WARN Act or any similar state, local or foreign Law or regulation, with respect to the Seller. Section 3.17(e) of the Seller Disclosure Schedule sets forth for each Employee who has suffered such an “employment loss” during the ninety (90) day period preceding the date hereof: (i) the name of such employee, and (i) the date of the “employment loss.”

(f) Within the last three (3) years: (i) no Employee or Contingent Worker has filed any charge of discrimination or harassment (including, without limitation, sexual harassment) against the Seller or against any Employee who is an executive officer of the Seller or who is employed at the level of Vice President or above; and (ii) the Seller has not entered into any settlement agreements related to allegations of discrimination or harassment (including, without limitation, sexual harassment) made by an Employee or Contingent Worker. To the Seller’s Knowledge, there is no, and during the last three (3) years there has been no consensual or non-consensual sexual relationship between: (i) any beneficial owner, officer or executive-level employee of the Seller on the one hand, and any current or former Employee or Contingent Worker on the other hand; or (ii) between any supervisory employee of the Seller on the one hand, and any current or former Employee or Contingent Worker within the same reporting structure on the other hand.

(g) To Seller’s Knowledge, there have been no workplace accidents, injuries, or exposures (including without limitation viral exposure, and including without limitation COVID-19) in the last twelve (12) months involving any Employee which are likely to result in, but have not yet resulted in, a claim for worker’s compensation payments or benefits, or a violation of the Occupational Health and Safety Act (OSHA) or state or local equivalent.

(h) Except as set forth on Section 3.17(g) of the Seller Disclosure Schedule: (i) no Employee is on a visa sponsored by the Seller which visa will require continued sponsorship; and (ii) the Seller has not, within the past three (3) years, received a “no match” letter from the Social Security Administration concerning any current or former Employee that was determined to result from false documentation or fraud; and (iii) the Seller has not, within the past three (3) years, received any notice from the Internal Revenue Service of a mismatch between a name of an Employee and a social security number provided on a Form 1095-C that was determined to result from false documentation or fraud. Within the past three (3) years, a USCIS Form I-9 has been properly prepared and retained for each Employee as required by Law. To Seller’s Knowledge, no such Form I-9 was improperly prepared and no false documentation was provided in connection with satisfying the requirements of such Form I-9.

(i) To the Seller’s Knowledge, none of the executive officers or management employees of the Seller has indicated to the Seller an intention to resign or retire as a result of the transactions contemplated by this Agreement.

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(j) The Seller has provided Buyer with complete and correct copies of (i) all existing policies regarding severance, vacation, leaves of absence, and retirement benefits, (ii) all trade secret, non-compete, non-disclosure and invention assignment agreements for current Employees, and (iii) all manuals and handbooks applicable to any current Employee.

Section 3.18 Underwriting Risk. Seller does not own or have any investment or interest (other than customary commission or profit sharing arrangements) in, any Captive Insurance Company, Carrier or underwriter. Seller is not a party to any Contract which would require Seller to assume any underwriting risk. Section 3.18 of the Seller Disclosure Schedule identifies each Major Carrier for which Seller exercises any underwriting authority, with, inter alia, the ability to bind coverage for an insured. A copy of each Contract pursuant to which such underwriting authority has been extended has been made available to Buyer. Except as set forth in Section 3.18 of the Seller Disclosure Schedule, Seller has not (a) engaged in any risk bearing or risk sharing activities, in any capacity, including as a party to any contract whereby Seller agrees (i) to return any portion of its commissions or fees already received to any Carrier based upon the loss ratios generated by any insurance program that the Seller administers for such Carrier, (ii) to participate in any underwriting gains or losses and/or (iii) to otherwise bear any portion of the total insurance risk placed through any insurance program administered by Seller for any Carrier; or (b) placed or provided any securities products or services for any customers. With respect to each Carrier listed on Section 3.18 of the Seller Disclosure Schedule, Seller is in material compliance with all underwriting guidelines and has not materially exceeded its underwriting authority to such extent that would give any such Carrier a right to claim a material breach.

Section 3.19 Fiduciary and Third-Party Funds.

(a) The Trust Cash held by Seller in a fiduciary capacity to meet the obligations of the Business is held exclusively by the Seller (and not any of its Affiliates) and is at least equal to the amounts required to be held in a fiduciary capacity pursuant to premium trust and other applicable Laws or pursuant to any Contracts. The Business has since December 31, 2018 been conducted in accordance with fiduciary obligations applicable to insurance producers under all applicable Laws, and Seller is in compliance in all respects with premium trust fund Laws in all jurisdictions in which it operates. All assets held by the Seller on behalf of any Client, Carrier or other third party are currently and, since December 31, 2018 have been, held, administered and disbursed by the Seller in accordance with the terms of applicable Contracts with such third parties and all applicable Laws. The Seller has remitted to the appropriate carrier(s) net of commissions all amounts collected from any insured or customer, directly or through any sub-producer, to the extent due to the carriers.

(b) Seller does not hold assets on behalf of third parties with respect to which it has check writing or electronic funds transfer authority.

Section 3.20 Certain Regulatory Matters.

(a) As the Business is currently conducted, Seller is not required to be registered as (i) an “investment company as such term is defined in the Investment Company Act of 1940, as amended, (ii) an investment adviser under the Investment Advisers Act of 1940 or (iii) a broker-dealer under the Securities Exchange Act of 1934.

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(b) To the Seller’s Knowledge, all material policy, contract forms and rates relating to the insurance policies produced by the Seller have, to the extent required by applicable Law, been approved by the relevant Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for such objection and thereafter have been administered in accordance with applicable Law in all material respects. The Seller has disclosed, to the extent required by applicable Law, to each of its customers and Clients the nature and extent of the compensation (including contingent revenues) received by the Business, directly or indirectly, from any Captive Insurance Company, Carriers, insurance intermediaries and premium finance companies in respect of any Insurance Business transacted by the Seller, except where failure to so disclose would not be material to the Seller.

(c) Except as set forth on Section 3.20(c) of the Seller Disclosure Schedule, (i) each producer and sub-producer, since December 31, 2018, at the time such Person solicited, marketed, negotiated, placed, wrote, sold, produced, administered or otherwise transacted (“Transacted”) business was duly and appropriately licensed, authorized and appointed, in each case to the extent required by applicable Law and in the particular jurisdiction in which such producer or sub-producer Transacted such business, for the type of business solicited, negotiated, placed, written, sold or produced or any recommendation made by such producer or sub-producer on behalf of the Seller; (ii) no producer or sub-producer has violated in any material respect any term of any applicable Law relating to the solicitation negotiation, placement, writing, sale or production of products for the Seller, including with respect to material omissions or representations, conflicts of interest, churning, twisting, suitability, conservation, surrender, investment or allocation of funds, market timing, late trading, replacement, fictious bids or quotes; and (iii) no producer or sub-producer has been subject to any Governmental Order on account of any material violation of any applicable Law in connection with such Person’s actions in his, her or its capacity as a producer or sub-producer for the Seller or any enforcement or disciplinary proceeding alleging any such violation. Section 3.20(c) of the Seller Disclosure Schedule sets forth each Employee authorized or permitted to act as an insurance agent or broker on behalf of the Business. All compensation paid to each such producer or sub-producer was in all material respects paid in accordance with applicable Laws. There are no disciplinary proceedings or investigations by any Governmental Authority pending or, to the Seller’s Knowledge, threatened against any of the producers or Employees with respect to any licenses or registrations held by them. To Seller’s Knowledge, there has been no occurrence or set of circumstances that may give rise to any disciplinary proceeding or investigation of the nature described in the proceeding sentence.

(d) To the Seller’s Knowledge, no Employee is a party to or bound by any agreement which prevents it from doing business on behalf of such entity with any Carrier. To the Seller’s Knowledge, no Employee is bound, or committed to bind, any insurance coverage in connection with any policy which exceeds his or her binding authority in respect thereof.

(e) Except as set forth on Section 3.20(e) of the Seller Disclosure Schedule, the Seller solely owns all expirations and renewal rights with respect to Contracts with Major Carriers and Major Clients, including (i) the right to service, continue and renew, and collect all commissions and other amounts, including contingent revenues, (ii) the right to produce insurance policies with respect to any current, former and prospective customer, subject to the rights of such customers to choose whether to do business with the Business, (iii) customer lists (whether former, current or prospective) owned or used by the Business in the conduct of the Business and the following information relating to each of the customers: (A) the customer name, address and contact information, (B) the insurance products purchased through the Business, (C) the purchasing preferences of such customers and (D) strategies for placing insurance with such customers.

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(f) The Seller has taken industry standard actions as reasonably necessary to protect and maintain in all material respects the confidentiality of the terms of the Contracts with Carriers and Clients and all confidential information relating to the Business, and to prevent the unauthorized use thereof by any Person.

(g) As of the date hereof, there are no outstanding (i) material disputes with any Carrier or Client concerning material amounts of commissions or other compensation, (ii) to the Seller’s Knowledge, material errors and omissions claims against any of the Seller or (iii) material amounts owed by any Carrier or Client to the Seller.

(h) Seller has complied in all material respects with all applicable Laws relating to (i) price fixing, “bid rigging,” “steering” and other anticompetitive activities, (ii) unlawful rebating and inducements, excess fees and charges, sharing commissions with, or otherwise “aiding and abetting”, an unlicensed producer (including through the payment of excessive or improperly contingent referral fees), and other unfair insurance trade practices, (iii) the segregation of and accounting for premium trust funds and all regulatory and other requirements of any Governmental Authority relating to trust accounts and insurance premium liability, (iv) market conduct recommendations resulting from market conduct audits, examinations or investigations by any Governmental Authority and (v) unclaimed property, escheatment and similar applicable Law. To the Seller’s Knowledge, no Action or customer complaint has been filed with any Governmental Authority that would reasonably be expected to lead to the revocation, failure to renew, limitation, suspension, restriction, or impairment of any material Permits.

(i) Except as set forth on Section 3.20(i) of the Seller Disclosure Schedule, the Company does not share with third parties the contingent bonuses or commissions or profit sharing compensation paid to the Company by Carriers.

Section 3.21 Anti-Corruption and Anti-Bribery Laws; Anti-Money Laundering and Sanctions.

(a) Neither of the Seller nor, to the Seller’s Knowledge, its directors, officers, employees or any other Persons acting on its behalf has, directly or indirectly, in connection with the Business:

(i) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign for the purpose of (A) influencing any act or decision of such Government Official, candidate, party or campaign, (B) inducing such Governmental Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of any official acts of a routine nature or (E) otherwise securing improper advantage;

(ii) Paid, offered or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; or

(iii) Made, offered or promised to make any unlawful fund of corporate monies or other properties;

(iv) Created or caused the creation of any materially false or inaccurate books and records of the Business related to any of the foregoing; or

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(v) Otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. § § 78dd-1, et seq., or any other applicable anti-corruption or anti-bribery Law.

(b) The operations of the Seller and the Business are and have been conducted in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the appliable anti-money laundering Laws of jurisdictions where the Seller conducts its businesses, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”) and no Action by or before any court, arbitrator or Governmental Authority involving the Seller or the Business with respect to Anti-Money Laundering Laws is pending or, to Seller’s Knowledge, threatened.

(c) Neither the Seller, nor to Seller’s Knowledge, any of Seller’s directors, officers, employees or other Persons acting for or on behalf of Seller (i) is a Person that is currently the subject of or target of economic sanctions administered by the U.S. government (including OFAC or the U.S. Department of Commerce), His Majesty’s Treasury, the European Union, or the United Nations Security Council, nor are any of the foregoing designated as a Specifically Designated National or Blocked Person by OFAC, (ii) is engaged in any dealings or transactions with a Person described in clause (i) or (iii) is engaged in activities that violate applicable sanctions or other similar Laws.

(d) No investigation or review by any Governmental Authority with respect to Seller or any of Seller’s directors, officers, employees, or other Persons acting for or on behalf of the Seller, in each case, in respect to the Business, is pending or, to the Seller’s Knowledge, threatened with respect or relating to the Anti-Money Laundering Laws, anti-corruption or anti-bribery Laws or sanctions or other similar Laws. Seller has not received any notice or communication of any currently existing noncompliance of the Business in any material respect with any applicable Anti-Money Laundering Laws, anti-corruption or anti-bribery Laws or sanctions or other similar Laws that has not been cured as of the date of this Agreement.

Section 3.22 Insurance. Section 3.22 of the Seller Disclosure Schedule sets forth a true and complete list of all current policies or programs of insurance (including any program of self-insurance) maintained by or on behalf of Seller providing coverage with respect to Seller, the Business or the Purchased Assets or employees, officers or directors of the Seller or the Business(collectively, the “Insurance Policies”), including for each Insurance Policy the identity of the policyholder, the name of the insurer, the policy number and policy period, deductible/self-insured retention, limits and whether the coverage is written on claims made, occurrence or other basis. Seller has provided true, correct and complete copies of the Insurance Policies to Buyer. All premiums relating to the Insurance Policies have been timely paid and shall have been paid through the Closing Date. There are no claims related to Seller, the Business or the Purchased Assets or employees, officers or directors of the Seller or the Business pending or otherwise made since December 31, 2020, under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Section 3.22 of the Seller Disclosure Schedule sets forth a true and complete list of all open claims or claims closed since December 31, 2018 under or in respect of the Insurance Policies and the following information relating thereto: name of claimant/customer; amount claimed; location of claim; date of alleged incident; date reported to insurer; description of claim; underlying coverage of claimant involved, including carrier identification; expense reserve; indemnity reserve; amount of loss and expense paid to date; and in the case of closed matters, amount paid in judgment or settlement. As of the date hereof, Seller and its Affiliates

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have not received any written notice of cancellation, reduction in coverage, non-renewal or termination with respect to any Insurance Policy. All such Insurance Policies (a) are in full force and effect and enforceable in accordance with their terms and (b) have not been subject to any lapse in coverage. Seller is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for material compliance with all applicable Laws and Material Contracts.

Section 3.23 Transactions with Affiliates.

Except as set forth in Section 3.23 of the Seller Disclosure Schedule none of any of Seller’s Affiliates nor any Related Party: (a) is a party to any Contract with the Seller or that relates to the Business, (b) has any interest (whether an ownership, investment or other financial interest or otherwise), directly or indirectly, in or is an officer, director, employee or consultant of any Person which is a competitor, lessor, lessee, customer or supplier of Seller; (c) owns or otherwise has any rights in or to, directly or indirectly, in whole or in part, any interest in Intellectual Property Assets or other assets (tangible or intangible) used in the Business; (d) has borrowed money from or has any loan outstanding to or cause of action or other claim whatsoever against Seller; (e) provides any services or other benefits to the Seller or the Business; or (f) has made, on behalf of the Business, any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any corporation or other Person of which any officer or director of Seller or relative of any of the foregoing, is a partner or equityholder.

Section 3.24 Brokers. Except as set forth on Section 3.24 of the Seller Disclosure Schedule (which fee shall be the sole responsibility of Seller), no broker, finder, investment banker or other Person has acted directly or indirectly for Seller or the Business in connection with this Agreement or the Transactions or is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller.

Section 3.25 Privacy and Data Security

(a) Seller is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The Transaction will not, as of the Closing, violate in any material respect the Privacy Obligations of the Seller. Seller has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of the Business’s practices concerning the Processing of Personal Information. Seller has materially complied and is in material compliance with all such privacy notices and privacy policies.

(b) Seller has obtained all Privacy Consents to the extent required under the Privacy Obligations for all Processing of Personal Information performed by or on behalf of the Seller or the Business and the Seller holds records evidencing any such Privacy Consents. The Seller has a valid and legal right (whether contractually, by Law, or otherwise) to Process all Personal Information that it Processes for the purpose such Personal Information was collected, used, or disclosed in connection with the Seller’s operation of its Business.

(c) Seller maintains and has maintained a written information security program that is comprised of (i) internal processes, policies, and safeguards necessary to comply with Privacy Obligations and (ii) reasonable and appropriate organizational, physical, administrative and technical safeguards and controls designed to protect the security, confidentiality, integrity and availability of Personal Information Processed in the Business against loss, theft, unauthorized access or acquisition, unauthorized modification, unauthorized disclosure, corruption or other misuse. Such safeguards and controls are reasonably consistent with (A) accepted practices within the industry in which the Business operates and (B) all Privacy Obligations.

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(d) Seller has executed a current, legal, valid and binding agreement with each third party that Processes Personal Information for or on behalf of the Business that satisfies in all material respects the requirements of all Privacy Obligations.

(e) Seller has not (i) to Seller’s Knowledge, been under investigation by any Governmental Authority for any actual or alleged violation of any Privacy Obligation, (ii) received any notices from any Governmental Authority relating to any actual or alleged violation of any Privacy Obligation, (iii) received any complaints or notices or other communications from any Person alleging a material violation of any Privacy Obligation; or (iv) been the subject of any past, current, or, to Seller’s Knowledge, pending action, lawsuit, or other proceeding alleging a violation any Privacy Obligation or concerning Seller’s Processing of Personal Information.

(f) Except as set forth in Section 3.25(f) of the Seller Disclosure Schedule, Seller has not experienced any Security Breach nor, to Seller’s Knowledge, has any contractor or agent of Seller experienced a Security Breach that materially impacted Sensitive Data Processed on behalf Seller. Seller has not been notified in writing or been required by any Privacy Obligation or Governmental Authority to notify in writing any Person of any Security Breach. To the extent applicable, Seller and, to Seller’s Knowledge, each of its contractors or agents that Processes Sensitive Data on Seller’s behalf, has reasonably addressed and remediated each such Security Breach in accordance with all Privacy Obligations.

(g) To the extent Seller has obligations under the PCI DSS, Seller: (i) is and has been in compliance in all material respects with the PCI DSS and the related card brand rules and requirements in any contracts between Seller and its payment processor or acquiring bank; (ii) has completed all required Reports on Compliance and/or Self-Assessment questionnaires, as such terms are defined under PCI DSS; and (iii) has undertaken all required scans and assessments of Seller’s cardholder data environment and successfully remediated all identified material vulnerabilities.

Section 3.26 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Seller Disclosure Schedule), the Transaction Documents or any certificate or other instrument delivered hereunder or thereunder, neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business and the Purchased Assets furnished or made available to Buyer and its representatives (including the Confidential Information Memorandum distributed by Piper Sandler Companies, any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.

Section 3.27 Acknowledgment by Seller; Disclaimers.

(a) Seller acknowledges that neither Buyer, nor any other Person acting on behalf of Buyer or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Buyer or its respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement.

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(b) The representations and warranties of Buyer specifically set forth in Article VI of this Agreement constitute the sole and exclusive representations and warranties to Seller in connection with the Transactions, and Seller understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities or prospects of Buyer), are specifically disclaimed by Buyer and its Affiliates. Seller acknowledges that it did not rely on any representation or warranty not contained in this Agreement when making its decision to enter into this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANK

As a material inducement to Buyer to enter into this Agreement and consummate the Transactions, Bank represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing Date (except, in each case, as to any representations and warranties that specifically relate to another date, and then as of such date).

Section 4.1 Organization and Authority. Bank is a Massachusetts-chartered bank duly formed, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has the full power and authority to conduct its business as it being conducted, to own, operate or lease its properties and assets and to perform its obligations. Bank is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such qualification or licensing necessary.

Section 4.2 Authority of Bank. Bank has full power and authority to enter into this Agreement and the Transaction Documents, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Bank of this Agreement and any Transaction Document, the performance by Bank of its obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Bank, including the authorization of the Transactions by Parent. This Agreement and the Transaction Documents have been duly executed and delivered by Bank, and (assuming due authorization, execution and delivery by Buyer) this Agreement and each Transaction Document constitutes a legal, valid and binding obligation of Bank enforceable against Bank, in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 4.3 No Conflicts. The execution, delivery and performance by Bank of this Agreement and the Transaction Documents to which it is a party, and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under any provision of the certificate of incorporation, bylaws or other organizational documents of Bank; (b) conflict with or result in a violation or breach of any provision of Law or Governmental Order applicable to Bank; (c) result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any Purchased Asset or (d) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Bank is a party or by which Bank, the Business or any Purchased Asset is bound or subject. Except for (i) any filings required to be made pursuant to the HSR Act and any

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other Antitrust Laws and (ii) as disclosed in Section 3.3(c) of the Seller Disclosure Schedule, Bank is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any other Person in order for the Parties to execute, deliver and perform their obligations under this Agreement or the Transaction Documents or to consummate the Transactions.

Section 4.4 Legal Actions; Governmental Orders. There are no Actions pending or, to Bank’s knowledge, threatened, against Bank, nor is Bank subject to any judgment, Governmental Order or decree of any court or Governmental Authority (a) that would seek to prevent, delay, burden or impair the consummation of any of the Transactions; or (b) the outcome of which, in the reasonable judgment of Bank is likely (individually or in the aggregate) to materially affect the ability of Bank to close, or otherwise delay, burden or impair the consummation of, the Transactions.

Section 4.5 Acknowledgment by Bank; Disclaimers.

(a) Bank acknowledges that neither Buyer, nor any other Person acting on behalf of Buyer or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Buyer or its respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement.

(b) The representations and warranties of Buyer specifically set forth in Article VI of this Agreement constitute the sole and exclusive representations and warranties to Bank in connection with the Transactions, and Bank understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities or prospects of Buyer), are specifically disclaimed by Buyer and its Affiliates. Bank acknowledges that it did not rely on any representation or warranty not contained in this Agreement when making its decision to enter into this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

As a material inducement to Buyer to enter into this Agreement and consummate the Transactions, Parent represents and warrants to Buyer that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date (except, in each case, as to any representations and warranties that specifically relate to another date, and then as of such date).

Section 5.1 Organization and Authority. Parent is a corporation duly formed, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has the full power and authority to conduct its business as it is being conducted, to own, operate or lease its properties and assets and to perform its obligations. Parent is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which properties owned or leased by it or the operation of its business as currently conducted requires such qualification or licensing.

Section 5.2 Authority of Parent. Parent has full power and authority to enter into this Agreement and the Transaction Documents, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Parent of this Agreement and any Transaction Document, the performance by Parent of its obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action on the part of Parent. This

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Agreement and the Transaction Documents have been duly executed and delivered by Parent, and (assuming due authorization, execution and delivery by Buyer) this Agreement and each Transaction Document constitutes a legal, valid and binding obligation of Parent enforceable against Parent, in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 5.3 No Conflicts. The execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which it is a party, and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under any provision of the certificate of incorporation, bylaws or other organizational documents of Parent; (b) conflict with or result in a violation or breach of any provision of Law or Governmental Order applicable to Parent; (c) result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any Purchased Asset or (d) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Parent is a party or by which Parent, the Business or any Purchased Asset is bound or subject. Except for (i) any filings required to be made pursuant to the HSR Act and any other Antitrust Laws and (ii) as disclosed in Section 3.3(c) of the Seller Disclosure Schedule, Parent is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any other Person in order for the Parties to execute, deliver and perform their obligations under this Agreement or the Transaction Documents or to consummate the Transactions.

Section 5.4 Legal Actions; Governmental Orders. There are no Actions pending or, to Parent’s knowledge, threatened, against Parent, nor is Parent subject to any judgment, Governmental Order or decree of any court or Governmental Authority (a) that would seek to prevent, delay, burden or impair the consummation of any of the Transactions; or (b) the outcome of which, in the reasonable judgment of Parent is likely (individually or in the aggregate) to materially affect the ability of Bank to close, or otherwise delay, burden or impair the consummation of, the Transactions.

Section 5.5 Acknowledgment by Parent; Disclaimers.

(a) Parent acknowledges that neither Buyer, nor any other Person acting on behalf of Buyer or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Buyer or its respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement.

(b) The representations and warranties of Buyer specifically set forth in Article VI of this Agreement constitute the sole and exclusive representations and warranties to Parent in connection with the Transactions, and Parent understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities or prospects of Buyer), are specifically disclaimed by Buyer and its Affiliates. Parent acknowledges that it did not rely on any representation or warranty not contained in this Agreement when making its decision to enter into this Agreement.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article VI are true and correct as of the date hereof and as of the Closing Date (except as to any representations and warranties that specifically relate to another date, and then as of such date).

Section 6.1 Organization and Authority. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has the full corporate power and authority to conduct its business as it is being conducted, to own, operate or lease its properties and assets and to perform its obligations. Buyer is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which properties owned or leased by it or the operation of its business as currently conducted requires such qualification or licensing.

Section 6.2 Authority of Buyer. Buyer has full corporate power and authority to enter into this Agreement and the Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and any Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the Transactions have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the Transaction Documents have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller, Bank and Parent) this Agreement and each Transaction Document constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 6.3 No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which it is a party, and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under any provision of the certificate of incorporation, bylaws or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Buyer is a party or by which Buyer is bound which would have a material adverse effect. Except for (i) any filings required to be made pursuant to the HSR Act and any other Antitrust Laws and (ii) the filing of any required applications, filings or notices listed on Section 3.3(c) of the Seller Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any other Person in order for the Parties to execute, deliver and perform their obligations under this Agreement or the Transaction Documents or to consummate and the Transactions.

Section 6.4 Legal Actions; Governmental Orders. There are no Actions pending or, to Buyer’s knowledge, threatened, against Buyer, nor is Buyer subject to any judgment, Governmental Order or decree of any court or Governmental Authority (a) that would seek to prevent, delay, burden or impair any of the Transactions; (b) the outcome of which, in the reasonable judgment of Buyer is likely (individually or in the aggregate) to materially affect the ability of Buyer to close, or otherwise delay, burden or impair the consummation of, the Transactions.

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Section 6.5 Acknowledgment by Buyer; Disclaimers.

(a) Buyer acknowledges that it has conducted an independent investigation and verification of the financial condition, operations, assets, Liabilities and properties of Seller and any projections or other business plan information of the Seller, and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and the representations and warranties of Seller, Bank and Parent expressly and specifically set forth in this Agreement, the Transaction Documents or any certificate or other instrument delivered hereunder or thereunder, including the Seller Disclosure Schedule. Buyer further acknowledges that, except as set forth herein, in the Transaction Documents or any certificate or other instrument delivered hereunder or thereunder, no promise or inducement for this Agreement was offered by Seller, Bank and Parent or any of its respective representatives or relied upon by Buyer. With respect to all materials that are described as having been made available or delivered to Buyer, such materials shall be deemed to have been delivered or made available to Buyer if Buyer or any of its representatives or agents have been granted access to such materials in the electronic data room exchange identified as “Project Faith” hosted by Intralinks (the “Data Room”).

(b) Buyer acknowledges that neither Seller, nor any other Person acting on behalf of Seller or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller or its respective businesses or assets, except as expressly set forth in this Agreement or the Transaction Documents or any certificate delivered hereunder or thereunder or as and to the extent required by this Agreement to be set forth on the Seller Disclosure Schedule hereto.

(c) The representations and warranties of Seller, Bank and Parent specifically set forth in this Agreement, the Transaction Documents or any certificate or other instrument delivered hereunder or thereunder constitute the sole and exclusive representations and warranties to Buyer in connection with the Transactions, and Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities or prospects of Seller), are specifically disclaimed by Seller and its Affiliates. Buyer acknowledges that it did not rely on any representation or warranty not contained in this Agreement, in the Transaction Documents or any certificate or other instrument delivered hereunder or thereunder when making its decision to enter into this Agreement.

Section 6.6 Brokers. (a) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer.

Section 6.7 Sufficient Funds. Buyer has, and will have as of the Closing Date, sufficient funds to consummate the transactions contemplated by this Agreement, subject to the terms and conditions of this Agreement.

Section 6.8 No Other Representations and Warranties. Except for the representations and warranties contained in this Article VI, neither Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding the Buyer furnished or made available to Seller.

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ARTICLE VII

COVENANTS; OTHER AGREEMENTS

Section 7.1 Employees; Employee Benefit Plans.

(a) Buyer shall, or shall cause an Affiliate of Buyer to, offer employment effective on the Closing Date, to all Employees, provided that such employment will be subject to Buyer’s standard personnel practices and policies (the Employees who accept such employment and commence employment on the Closing Date, the “Transferred Employees”). Notwithstanding the foregoing, the effective hire date for any Transferred Employee who, on the Closing Date, is absent from work due to short-term disability, long-term disability, circumstances covered by workers’ compensation, military leave, Family and Medical Leave Act leave or other authorized leave of absence shall be the date on which the individual is able to return to active employment within the time required under Seller’s applicable leave of absence policy but not more than within five (5) months after the Closing Date (the “Deferred Hire Date”). At its expense until the Deferred Hire Date, Seller will continue to provide the applicable leave and related leave benefits to any Transferred Employee who has accepted Buyer’s offer of employment and is on leave in accordance with the original terms and conditions applicable to such leave and any applicable legal requirement. Buyer may rescind any offer of employment to a Transferred Employee who is unable to return to work by the Deferred Hire Date.

(b) For at least twelve (12) months following the Closing Date, Buyer shall provide or cause an Affiliate of Buyer to provide to all Transferred Employees with (i) a rate of base salary or wages that is not less than the rate of base salary or wages provided to such Transferred Employee by Seller immediately prior to the date hereof; and (ii) target bonus opportunities (excluding equity and equity-based compensation and change in control or similar type transaction bonuses), if any, which are substantially similar to target bonus opportunities (excluding equity-based compensation) provided by Seller immediately prior to the Closing.

(c) With respect to any employee benefit plan maintained by Buyer or an Affiliate of Buyer (collectively, “Buyer Plans”) for the benefit of any Transferred Employee, effective as of the Closing, Buyer shall, or shall cause its Affiliate to, recognize all service of the Transferred Employees with Seller, as if such service were with Buyer, for vesting and eligibility purposes; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan. Buyer shall use reasonable best efforts to cause each applicable Buyer Plan to waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations.

(d) Buyer shall credit each of the Transferred Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Transferred Employee has accrued but not yet used or cashed out as of the Closing Date under Seller’s vacation and sick leave policies applicable to such Transferred Employee as in effect immediately prior to the Closing Date subject to a maximum of twenty (20) Business Days and subject to Buyer’s standard practices and policies.

(e) Notwithstanding Sections 7.1(a) – (d) hereof, the participation of the Transferred Employees in the Buyer Plans shall be subject to the provisions of the Buyer Plans, and commencement of participation will be delayed for such reasonable period of time (but in no event later than 11:59PM on December 31, 2023) as Buyer determines to be necessary to arrange for the transition of the Transferred Employees from Seller’s payroll and benefit programs to Buyer’s payroll and benefit programs, during which period of time (the “PBE Transition Period”) Seller and Buyer covenant and agree to comply with the terms and conditions of the Transition Services Agreement.

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(f) Except as otherwise provided in this Section 7.1, Buyer and Seller intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Employee who accepts an employment offer by Buyer that is consistent with the requirements of Section 7.1(b), including for purposes of any Benefit Plan that provides for separation, termination or severance benefits, and that each such Employee will have continuous employment immediately before and immediately after the Closing. Buyer shall be liable and hold Seller harmless for (i) any statutory, common law, contractual or other severance with respect to the employment of any Transferred Employee following the Closing; and (ii) any claims relating to the employment of any Transferred Employee arising in connection with or following the Closing.

(g) This Section 7.1 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.1, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.1. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 7.1 shall not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

(h) The following procedures apply to the Seller Plans subject to Section 409A set forth on Schedule 7.1(h) (“Section 409A Plans”) so that employees who participate in them (“409A Participants”) will not incur unanticipated taxable distributions due to termination of employment from Seller’s controlled group. As permitted by regulations issued under Section 409A of the Code, the Parties specify that the Transaction will not be considered a separation from service as defined in Section 409A of the Code and other applicable laws, Treasury regulations, guidelines or policies imposed by any Governmental Authority (a “Separation from Service”) and that Separation from Service for purposes of Seller’s Section 409A Plans will only occur when the Separation from Service is from Buyer (and its controlled group, if any). Seller will retain sole responsibility for paying accrued benefits and administering such Section 409A Plans in accordance with their terms and will amend the Section 409A Plans as necessary to provide or clarify that the Transaction will not cause a Separation from Service, which amendment will be subject to Buyer’s review and approval (which shall not be unreasonably withheld). Schedule 7.1(h) includes a list of such 409A Participants. In order to prevent a failure to comply with the terms of the Section 409A Plans due to the occurrence of a Separation from Service (a “409A Failure”), (A) Buyer will be responsible to promptly notify Seller (and in any event within thirty (30) days) if any 409A Participant experiences a Separation from Service from its employment with Buyer or its Affiliates, dies or has a change in employment status that constitutes, or could reasonably be construed as, a Separation from Service, and (B) Seller will be responsible to request from Buyer each calendar year following the Closing Date (with such request to occur no earlier than October 1 and no later than November 15 of such year) a list of any 409A Participants who, in that calendar year, experienced (or are expected to experience) a Separation from Service from their employment with Buyer or its Affiliates, died or had a change in employment status (or are expected to have a change in employment status) that constitutes, or could reasonably be construed as, a Separation from Service and Buyer shall notify Seller within ten (10) Business Days of Seller’s request if it has not already done so. If Buyer does not make timely notifications of Separation from Service or death, and a material 409A Failure occurs that could reasonably be deemed to be the fault of Buyer, Buyer

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will reimburse (with a tax “gross up”) any 409A Participant for the taxes and interest charges the 409A Participant incurs as a direct result of the 409A Failure and will reimburse Seller for any penalties and interest charges it incurs for not reporting the 409A Failure on a timely basis; provided, however, that Seller and the 409A Participant at all times take all reasonable steps to work with Buyer to avoid a 409A Failure and to mitigate or correct any 409A Failures in accordance with applicable laws, Treasury regulations, guidelines or policies imposed by any Governmental Authority including, but not limited to, Seller providing the annual notification described above and amending the Section 409A Plans as appropriate to avoid, mitigate or correct any 409A Failures.

(i) Buyer has no responsibility for any Benefit Plan intended to qualify under Section 401(a) of the Code. The Seller will treat the transaction as a severance from of employment with respect to the Benefit Plans intended to qualify under Section 401(a) of the Code.

(j) Buyer will provide a performance incentive arrangement to certain key Transferred Employees on substantially the terms described in Exhibit H hereto (the “Performance Incentive Arrangement”) and cause the amounts described in such Performance Incentive Arrangement to be paid in accordance with the terms thereof. For the avoidance of doubt, Buyer shall retain the ability to ratably adjust such maximum amount (either upward or downward) to reflect new hires and/or resignations of certain key personnel, if any.

(k) Buyer will provide a retention incentive arrangement for certain key Transferred Employees on substantially the terms described in Exhibit H hereto (the “Retention Incentive Arrangement”) and cause the amounts described in such Performance Incentive Arrangement to be paid in accordance with the terms thereof.

(l) Buyer shall, or shall cause its Affiliates to, pay the Transferred Employees certain harmonization payments upon the terms and conditions and in the amounts described on Exhibit I attached hereto (the “Harmonization Payments”) in an amount not to exceed $5,000,000 in the aggregate, of which 50% of the cost of such Harmonization Payments will be borne by Seller and 50% shall be borne by Buyer. Such Harmonization Payments will be paid by Buyer to the Transferred Employees on the one-year anniversary of the Closing. In the event that the aggregate amount of the Harmonization Payments is less than $5,000,000, (i) 50% of the difference between $5,000,000 and the amount of the Harmonization Payments (the “Harmonization Delta”) shall be either (x) added to the Retention Incentive Arrangement or (y) otherwise allocated as mutually agreed to by Buyer and Seller, (ii) and 50% of the Harmonization Delta will serve as a dollar-for-dollar reduction in the Purchase Price.

Section 7.2 Certain Restrictive Covenants.

(a) The Non-Compete Parties acknowledge that (i) Buyer would not have entered into this Agreement but for the agreements and covenants contained in this Section 7.2; and (ii) the agreements and covenants contained in this Section 7.2 are essential to protect the Purchased Assets being sold hereunder and are reasonable and appropriate in scope. To induce Buyer to enter into this Agreement, the Non-Compete Parties covenant and agree that throughout the Restricted Period, the Non-Compete Parties shall not, directly or indirectly (whether by itself, through an Affiliate or in partnership or conjunction with, or as a partner, member, equityholder, officer, director, manager, principal, agent, trustee, consultant, lender or any other relationship or capacity, any other Person), (A) own, invest in, provide financial resources to, operate, join, manage, control, undertake, participate in, engage in or assist others in operating, joining, managing, controlling, undertaking, participating in or engaging in the Business or any activity for any

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business division that directly competes with the Business; (B) have an interest in any Person engaged, directly or indirectly, in the Business or in any business that competes with Buyer in connection with the Business, directly or indirectly, in any capacity, including, without limitation, as a partner, member, equityholder, officer, director, manager, principal, agent, trustee or consultant, lender or any other relationship or capacity, except as permitted herein; (C) divert, sell, refer, transfer, provide, place, handle, market, accept, aid, counsel or consult in the placement, renewal, discontinuance or replacement of any Insurance Products or Services for (x) any Client Account or which was an account of the Business within two years prior to the Closing Date, including without limitation, the Clients or (y) any Person (other than a then-Client but including former clients) with respect to whom, at any time during the one-year period preceding the Closing Date, the Seller or any Employee on behalf of Seller: (I) submitted or assisted in the submission of a presentation or proposal of any kind, (II) had material contact or acquired Confidential Information, or (III) incurred travel and/or entertainment expenses which were reimbursed by the Seller; (D) accept commission income other than under the Client Services Agreement or the Referral Agreement or, directly or indirectly, solicit or contact, or direct any Person to solicit or contact, in connection with the conduct of the Business (1) any broker or sub-producers that produce insurance through the Business or (2) any Carrier who has a business relationship with the Business; or (E) hire or engage, or attempt to hire or engage, any employee of Buyer (including any Transferred Employee), or solicit or induce, or attempt to solicit or induce, any employee or consultant of Buyer (including any Transferred Employee) to leave the employ of, or sever such employee or consultant’s engagement with Buyer, or to work for any competitor of Buyer; provided, however, any Non-Compete Party may own, directly or indirectly, solely as a passive investment, securities of any Person which are publicly traded if such Non-Compete Party (i) is not a controlling person of, or a member of a group which controls, such Person and (ii) does not, directly or indirectly, own four percent (4%) or more of any class of securities of such Person. This Section 7.2 will not apply as follows: (x) if any of the Non-Compete Parties, or any of their respective Affiliates, or any of their respective successors, enters into a business combination with another Person (the “Counterparty”) in which the Counterparty or an Affiliate operates a line of business that is competitive with the Business, in which case this Section 7.2(a) shall cease to apply from and after the effectiveness of that business combination provided that such Person or Business is divested or wound down within eighteen (18) months after the closing of the acquisition of such Person or Business (it being agreed that the Non-Compete Party or its applicable Affiliate will first inform Buyer if it intends to divest such Person or Business and shall consider in good faith any offer timely submitted by Buyer therefor); or (y) preclude any of the Non-Compete Parties, or any of their respective Affiliates, or any of their respective successors, from providing banking, wealth management or similar financial products or services to any Person who engages in any business or activity that is competitive with the Business; or (z) preclude any of the Non-Compete Parties, or any of their respective Affiliates, or any of their respective successors, from engaging in general marketing or advertisements, through any medium including online channels (including social media but excluding electronic mail), provided that any communication covered by this clause (z) is not specifically targeted at any customer or employee of Buyer (including the Business).

(b) From and after the Closing, each Non-Compete Party, and each of their respective Subsidiaries, shall keep secret and retain in strictest confidence, and shall not use for the benefit of itself or others, directly or indirectly, all confidential matters relating to the Business, including, but not limited to, “know how”, trade secrets, customer lists, supplier lists, intellectual property, details of consultant and employment contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans, technical processes, designs and design projects, processes, inventions, software, source codes, object codes, systems documentation and research projects and other business affairs (“Confidential Information”), and shall not disclose them to anyone outside of Buyer and its Affiliates; provided, however, this covenant shall not apply to any of the Non-

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Compete Parties, or any of their respective Affiliates or successors, to the extent that (i) any Confidential Information is or becomes generally available to the public other than as a result of disclosure by Seller, Parent or their Affiliates, and (ii) Confidential Information disclosed to third parties as necessary in the ordinary course of a Non-Compete Party’s performance of duties on behalf of Buyer or its Affiliates and pursuant to contracts that include confidentiality obligations comparable to those in this Section 7.2(b) in favor of Buyer and its Affiliates. Notwithstanding any other provision in this Agreement, any Non-Compete Party, or any of their respective Affiliates or successors, may disclose Confidential Information if required to do so in any legally required government or securities filings, legal proceedings, subpoena, civil investigative demand or other similar process, including in response to a Governmental Authority having jurisdiction over a Non-Compete Party, or any of its successors.

(c) The Parties specifically acknowledge and agree that the protection provided by the restrictive covenants in this section is reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 7.2 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 7.2 and each provision hereof are servable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction. Each of the Parties acknowledge that this Section 7.2 should be enforceable in light of (among other things) the scope of the Purchased Assets being acquired and the need to ensure that Buyer receives the full value and benefit of that which it is acquiring under this Agreement. Accordingly, each Party acknowledges that a breach or threatened breach of this Section 7.2 would give rise to irreparable harm to Buyer for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or threatened breach by Parent, Bank, Seller or any of their respective Affiliates, Buyer may, in addition to any and all other rights and remedies that may be available to it in respect of such breach, seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 7.3 Representation and Warranty Policy. Buyer shall not consent to any amendment or modification to the subrogation provisions of the Representation and Warranty Policy applicable to Seller at any time after the Closing in a manner that would be reasonably expected to adversely impact Seller without the prior consent of Seller. All costs, fees, and expenses related to the Representation and Warranty Policy shall be borne 50% by the Seller and 50% by the Buyer.

Section 7.4 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

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Section 7.5 Books and Records; Post-Closing Access.

(a) On the Closing Date, Seller shall deliver or cause to be delivered to Buyer all original (and any and all copies of) agreements, documents, books and records, files and other information, and all computer disks, records, tapes and any other storage medium on which any such agreements, documents, books and records, files and other information is stored, in any such case relating to the Purchased Assets that are in the possession of or under the control of the Seller. If any such computer disks, records, tapes or other storage medium contain information that does not relate to the Purchased Assets, Seller shall transfer a complete copy of the information stored thereon that relates to the Purchased Assets onto storage media that is delivered to Buyer on the Closing Date and on or prior to the Closing Date permanently delete all such information from the existing computer disks, records, tapes or other storage medium that is retained by Seller except for information that is (x) automatically maintained on routine computer system backup tapes, disks or other backup storage devices (as long as such backed-up information is not used, disclosed or otherwise recovered from such backup devices) or (y) required to be retained by bona fide internal document retention policies or applicable Law (as long as such information is only accessible to compliance personnel and only for compliance-related purposes).

(b) Following the Closing Date, Seller, Bank and Parent shall, and shall cause their Affiliates to, preserve and keep the books and records relating to the Business for a period of seven (7) years from the Closing Date or longer, as otherwise required under this Agreement or by applicable Law. From and after the Closing, Seller, Bank and Parent shall, and shall cause their Affiliates to, upon reasonable notice by Buyer to Seller, Bank or Parent to use commercially reasonable efforts to (i) provide Buyer and its representatives reasonable access to their properties, information, data, books, records, employees and auditors to the extent relating to the Business with respect to any pre-Closing period or matter occurring prior to the Closing, (ii) permit Buyer and its representatives to make such copies and inspections of any such information, data, books and records as any of them may reasonably request, (iii) make available to its personnel to Buyer and its representatives to provide reasonable assistance and co-operation in the review of information described in this Section 7.5, and (iv) cooperate with Buyer and its representatives, including by furnishing such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals and make available their respective employees as witnesses, as Buyer may reasonably request in connection with any Action arising out of the operations of the Business in which the Buyer or any of its Affiliates are or may from time to time be involved, in each case other than with respect to any actual or potential Action involving disputes between Buyer or its Affiliates, on the one hand, and Seller, Bank or Parent or any of their respective Affiliates, on the other hand; provided, that such information may be redacted as necessary (x) to comply with contractual obligations, (y) to address good faith legal privilege or confidentiality concerns or (z) to comply with applicable Laws.

Section 7.6 Wrong Pockets. If, following the Closing, (a) Seller discovers that it or any of its Affiliates possesses any Purchased Assets, or receives any income, proceeds or other monies in respect of Purchased Assets or (b) Buyer discovers that it or any of its Affiliates possesses any Excluded Assets, or receives any income, proceeds or other monies in respect of Excluded Assets, then such Party shall, and shall cause its Affiliates to, transfer or cause to be transferred promptly after discovery such Purchased Asset or Excluded Asset, as applicable, or such income, proceeds or other monies received in respect thereof, to the other party or its designated Affiliate, for no additional consideration. Section 7.7 Assignment of Confidentiality Agreements. Effective upon the Closing, Seller shall assign, or cause to be assigned, to Buyer all of Seller’s right, title and interest in and to any confidentiality agreement to which Seller may be a party pertaining to or entered into in connection with the proposed sale of the Seller, the Business or Purchased Assets.

Section 7.8 Seller Release. Effective as of the Closing, Seller, Parent and Bank, for itself and on behalf of each Affiliate controlled by any of them, and each of their successors and assigns (each, a “Seller Releasor”) hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims,

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actions and causes of Action of whatever kind or nature, whether known or unknown, which Seller Releasor has, may have or might have or may assert now or in the future, against Business or the Buyer solely with respect to or relating to the Business or any of their Affiliates, successors, assigns, executors, officers, directors, equityholders, partners, managers and employees (in each case in their capacity as such) (each, a “Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, to the extent occurring or existing on or prior to the Closing; provided, however, that nothing contained in this Section 7.8 shall release, discharge, waive or otherwise affect the rights or obligations of any party (i) to the extent arising under this Agreement or any Transaction Document or (ii) that cannot be released pursuant to applicable Law. Seller, Parent and Bank shall, and shall cause each Seller Releasor to, refrain from, directly or indirectly, asserting any Action, claim or demand or commencing, instituting or maintaining, or causing to be commenced, any Action or other proceeding of any kind against any Releasee based upon any matter released pursuant to this Section 7.8.

Section 7.9 Seller Name and Marks. Seller is not transferring ownership rights in or to, and Buyer is not purchasing, acquiring or otherwise obtaining any ownership rights in or to the names “Eastern Insurance” (the “Company Name”), “Eastern”, “Eastern Bank,” or any Trademark confusingly similar to any of the foregoing or any registrations, applications to register, or goodwill covering any of the foregoing (collectively, the “Seller Names and Marks”). Except pursuant and for the limited duration of to the license grant and other express rights granted to Buyer under the License Agreement, Buyer shall, and shall cause the Business to, cease and discontinue all uses of the Seller Names and Marks upon Closing.

Section 7.10 Account Receivable True-Up. Buyer shall have the right, by written notice (the “Receivables Notice”) to Seller given on or after one-hundred eighty (180) days following the Closing Date (the “Repurchase Date”), to require Seller to purchase for cash and without recourse, within five days of the date of the Receivables Notice, all of the Accounts Receivable reflected on the Post-Closing Statement that are at the Repurchase Date uncollected (net of the reserve for doubtful accounts reflected on the Post-Closing Statement) for a purchase price equal to their aggregate face value, and Seller, Bank or Parent shall purchase and pay for such Accounts Receivable as provided herein. Buyer shall, or cause its Affiliates, as applicable, to execute and deliver to Seller all instruments as shall be reasonably necessary to effectively vest in Seller all of the right, title, and interest of the Buyer with respect to any uncollected Accounts Receivable purchased by Seller pursuant to this subsection, without representation or recourse.

Section 7.11 Further Assurances.

(a) In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or the other Transaction Documents, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, including, without limitation, the execution and delivery of any intellectual property assignments requested by Buyer.

(b) Without limiting the generality of the subsection (a), for a period of three years after the Closing Date, to the extent requested by Buyer, Seller will execute and deliver to Buyer such documents or instruments as Buyer may reasonably request in order to effectively transfer and assign to Buyer, to the extent assignable, all rights of Seller under any non-solicitation, non-competition and confidentiality agreement (collectively referred to as “Seller Restrictive Covenants”) entered into between Seller and any third party including, without limitation, any Transferred Employee, any current consultant or any former employee or consultant whose employment or service terminated within the three-year period

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prior to the Closing Date. In the event that Seller is unable to effectively assign any such Seller Restrictive Covenants or any rights of Seller thereunder, Seller shall execute and deliver to Buyer such documents and instruments (including a limited power of attorney) as Buyer reasonably requests in order to allow Buyer or its Affiliates to enforce such Seller Restrictive Covenants on behalf of Seller to the extent that the period of restriction set forth therein has yet to expire. In the event Buyer determines that it is unable to enforce such Seller Restrictive Covenants on behalf of Seller then Seller shall use commercially reasonable efforts at Buyer’s expense to enforce all rights of Seller against the other party thereto arising out of the breach of the foregoing Seller Restrictive Covenants by such other party or otherwise.

Section 7.12 P&C Producer Licenses. Seller shall promptly, and in any event within thirty (30) days after the Closing Date, surrender, terminate, withdraw or otherwise cancel, or make such filings or applications for surrender, termination, withdraw or cancellation of, the property and casualty insurance producer licenses held in the name of Seller.

Section 7.13 Retirement Tails. Buyer covenants and agrees to honor the rights to post-retirement payments pursuant to the agreements set forth on Schedule 7.13.

ARTICLE VIII

TAX MATTERS

Section 8.1 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest but excluding, for the avoidance of doubt, income Taxes) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid fifty percent (50%) by Seller and fifty percent (50%) by Buyer when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 8.2 Allocation of Purchase Price. Within thirty (30) days after the finalization of the Post-Closing Statement pursuant to Section 2.8, Buyer shall deliver a schedule allocating the Purchase Price (including any Assumed Liabilities treated as consideration for the Purchased Assets for Tax purposes) among the Purchased Assets (the “Allocation Schedule”). The Allocation Schedule shall be deemed final unless Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to Seller. In the event of any such objection, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days after Seller notifies Buyer in writing that Seller object to one or more items reported on the Allocation Schedule, the Parties shall be free to allocate the Purchase Price (including any Assumed Liabilities treated as consideration for the Purchased Assets for Tax purposes) among the Purchased Assets, and file IRS Form 8594 on their respective federal, state and local Tax Returns, as determined by each of them in consultation with their Tax Return preparers.

Section 8.3 Straddle Period. In the case of any Taxes levied with respect to the Business or the Purchased Assets that relate to a Straddle Period, (i) the amount of any Taxes based on or measured by income or receipts, sales or use Taxes, employment Taxes, or withholding Taxes relating to the portion of the Straddle Period ending on and including the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of the Business or any Purchased Asset shall be deemed to terminate at such time) and (ii) the amount of any other Taxes for a Straddle Period that relates to the portion of the Straddle Period ending on and including the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

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Section 8.4 Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by Buyer or Seller, as the case may be, in connection with any inquiry, claim, audit, assessment, proceeding, or other similar event with respect to any Taxes relating to the Business or the Purchased Assets. Such cooperation shall include the retention and, upon the other Party’s reasonable request, the provision of records and information that are reasonably relevant to any such Tax matter and access to employees and representatives on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller agrees to (A) retain all books and records relevant to Tax matters of the Business and the Purchased Assets with respect to Pre-Closing Tax Periods until the expiration of the statute of limitations (and any extensions thereof) of the applicable Tax period, and (B) give Buyer reasonable written notice prior to destroying or discarding any such books and records and, if Buyer so requests upon such notice, Seller shall allow Buyer to take possession of such books and records.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, that the Fundamental Representations shall survive the Closing and shall remain in full force and effect until the date that is six (6) years from the Closing Date. All covenants and agreements of the Parties contained herein shall survive the Closing and shall continue in full force and effect indefinitely or for the period explicitly specified therein, plus sixty (60) days. Notwithstanding anything in this Section 9.1 to the contrary, in the event that the facts and circumstances underlying any breach of any representation or warranty by any Party constitute, are based upon, or arise out of fraud or willful misconduct, such representation or warranty shall survive the consummation of the Transactions and continue in full force and effect without any time limitation with respect to such breach.

Section 9.2 Indemnification.

(a) Subject to the terms and conditions of this Section 9.2, Seller, Bank and Parent (collectively, the “Seller Indemnitors”) shall jointly and severally indemnify and hold harmless Buyer and each of its Affiliates and their respective directors, officers, employees, shareholders, representatives, and agents (the “Buyer Indemnified Parties”) against all Losses any of the Buyer Indemnified Parties may suffer, sustain or become subject to as a result of (i) any breach, inaccuracy, or misrepresentation of any representation or warranty of Seller contained in Article III of this Agreement and the Transaction Documents, any breach, inaccuracy, or misrepresentation of any representation or warranty of Bank contained in Article IV of this Agreement and the Transaction Documents, any breach, inaccuracy, or misrepresentation of any representation or warranty of Parent contained in Article V of this Agreement and the Transaction Documents, or in any certificate or instrument delivered on behalf of Seller, Bank or Parent pursuant to this Agreement or the Transaction Documents, (ii) any breach of any covenant, agreement, or obligation of Seller, Bank, or Parent contained in this Agreement, the Transaction Documents, or in any certificate or instrument delivered on behalf of Seller, Bank or Parent pursuant to this Agreement or the Transaction Documents, (iii) fraud or willful misconduct of Seller, Bank, or Parent prior to the Closing, or (iv) any Excluded Asset or Excluded Liability.

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(b) Subject to the terms and conditions of this Section 9.2, Buyer shall indemnify and hold harmless Seller, Bank, Parent, their Affiliates and each of their respective directors, officers, employees, shareholders, partners, successors, assigns, and representatives (the “Seller Indemnified Parties”) against all Losses any of the such Seller Indemnified Parties may suffer, sustain or become subject to as a result of or arising out of (i) any breach, inaccuracy, or misrepresentation of any representation or warranty of Buyer contained in Article VI of this Agreement or any Transaction Document, (ii) any breach of any covenant, agreement, or obligation of Buyer contained in this Agreement or any Transaction Document, (iii) any Assumed Liability, or (iv) fraud or willful misconduct of Buyer prior to the Closing.

(c) Except as otherwise expressly provided in this Agreement, the Liability of the Parties under this Article IX shall be limited as follows:

(i) The Seller Indemnitors shall not be required to make any indemnification payment in respect of claims for indemnification made by the Buyer Indemnified Parties pursuant to Section 9.2(a)(i) unless and until the aggregate of all Losses suffered by the Buyer Indemnified Parties exceeds $1,287,500; provided, however, that the foregoing limitations shall not apply to (x) any breach or inaccuracy of any of the Fundamental Representations or (y) any claims relating to fraud or willful misconduct with respect to the representations and warranties in Article III, Article IV or Article V, any Transaction Document or in any certificate delivered hereunder.

(ii) The aggregate amount of all Losses for which the Seller Indemnitors shall be liable the Buyer Indemnified Parties pursuant to Section 9.2(a)(i) shall not exceed $1,287,500; provided, however, that the foregoing limitations shall not apply to (x) any breach or inaccuracy of any of the Fundamental Representations or (y) any claims relating to fraud or willful misconduct with respect to the representations and warranties in Article III, Article IV or Article V, any Transaction Document or in any certificate delivered hereunder.

(iii) Any payments required to be made to the Buyer Indemnified Parties with respect to claims pursuant to Section 9.2(a)(i) shall be satisfied in the following manner: (A) in the event that the retention amount under the Representation and Warranty Policy has not been satisfied, Buyer shall be able to recover such amounts directly from the Seller Indemnitors up to $1,287,500 pursuant to Section 9.2(c)(ii) above, (B) in the event that the retention amount under the Representation and Warranty Policy has been satisfied, Buyer Indemnified Parties shall use its commercially reasonable best efforts to recover such Losses under the Representation and Warranty Policy, to the extent covered thereby, and (C) in the event that the Representation and Warranty Policy does not cover any such Losses, solely for Losses resulting from any breach of inaccuracy of any of the Fundamental Representations or in the event of fraud or willful misconduct of Seller, Bank, or Parent, directly from the Seller Indemnitors.

(iv) Any payments required to be made to the Buyer Indemnified Parties with respect to claims under this Article IX shall be satisfied directly from the Seller Indemnitors, subject to the limitations set forth herein.

(v) The aggregate amount of all Losses for which the Seller Indemnitors shall be required to indemnify and hold harmless the Buyer Indemnified Parties arising solely under Section 9.2(a)(i) and (ii) shall not exceed the aggregate amount of the Purchase Price; provided, however, the foregoing limitation shall not apply to any claim brought for fraud or willful misconduct with respect to the representations and warranties in Article III, Article IV or Article V or in any certificate delivered hereunder.

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(vi) The aggregate amount of all Losses for which Buyer shall be required to indemnify and hold harmless the Seller Indemnified Parties arising solely under Section 9.2(b)(i) and (ii) shall not exceed the aggregate amount of the Purchase Price; provided, however, the foregoing limitation shall not apply to any claims relating to fraud or willful misconduct with respect to the representations and warranties in Article VI or in any certificate delivered hereunder.

(vii) Any payments required to be made to the Seller Indemnified Parties with respect to claims shall be satisfied directly from the Buyer.

Section 9.3 Indemnification Procedures. The Party making a claim under this Article IX is referred to as the “Indemnified Party” and the Party against whom such claims are asserted under this Article IX is referred to as the “Indemnifying Party”.

(a) If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of written notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve or limit the Indemnifying Party of its indemnification obligations hereunder, except and only to the extent that the Indemnifying Party is actually and materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail (to the extent known), shall include copies of all material written evidence thereof (to the extent then provided to the Indemnified Party) and shall indicate the estimated amount, if reasonably practicable, of the loss that has been or may be sustained by the Indemnified Party. If the Indemnifying Party desires to assume the defense of any Third Party Claim, then the Indemnifying Party shall give written notice (which shall also include an acknowledgement that the Indemnifying Party is obligated to indemnify the Indemnified Party against any and all Losses that may result from such Third Party Claim) to the Indemnified Party within ten (10) Business Days after the Indemnifying Party has received notice of the Third Party Claim from the Indemnified Party. Upon receipt of such request, the Indemnified Party shall have ten (10) Business Days from the date of its receipt of such request to notify the Indemnifying Party that its request is granted, such acceptance to be in the sole discretion of the Indemnified Party. If, and only if, such request is granted in writing by the Indemnified Party, then the Indemnifying Party may assume the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.3(b) it shall have the right to take such action as it deems reasonably necessary to dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party and the Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The reasonable fees and disbursements of such external counsel shall be at the expense of the Indemnifying Party. If the Indemnifying Party is not expressly granted permission by the Indemnified Party to defend such Third Party Claim, or of the Indemnifying Party fails to diligently prosecute the defense of any Third Party Claim where it has been given consent to defend, the Indemnified Party may compromise, settle, and defend such Third Party Claim and seek indemnification for any and all losses based upon, arising from or relating to such Third Party Claim. Seller, Parent, Bank and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim. Notwithstanding anything to the contrary in this

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subsection, the parties agree to cooperate so as to abide by the terms and conditions of any policy of insurance reasonably determined by the Indemnified Party to provide coverage or to potentially provide coverage with respect to the Third Party Claim and the underlying facts and circumstances thereof, including, if and to the extent required by any such policy, tendering the defense to the relevant insurer or allowing such insurer to effectively associate in the defense of the claim, as applicable.

(b) Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into any settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 9.3(b). If Indemnifying Party has been given permission to assume, and has assumed the defense of, a Third Party Claim pursuant to Section 9.3(a), and an offer is made to settle a Third Party Claim solely for monetary damages without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional and irrevocable release of each Indemnified Party from all Liabilities and obligations in connection with such Third Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle such Third Party Claim upon the terms set forth in such offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to this Section 9.3(b), it may enter into any reasonable settlement or compromise without any further consent of the Indemnifying Party.

(c) Any Action by an Indemnified Party on account of Losses which do not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is actually and materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail (to the extent known), including a reasonable description of the Direct Claim, the amount of Losses that have been sustained by the Indemnified Party, and the estimated amount, if and to the extent reasonably calculable based on information then known, of the additional Losses that may be sustained by the Indemnified Party, provided, that the failure to provide such estimated Losses or any inaccuracy in such estimate contained in any notice of Direct Claim shall not abridge or impair the Indemnified Party’s right to thereafter seek indemnification for such Losses when they become known. The Indemnifying Party shall have forty-five (45) days after its receipt of such notice to respond in writing to such Direct Claim, and shall satisfy its obligations under Section 9.2 with respect to Losses claimed as a result of a Direct Claim within the earlier of ten (10) Business Days following the date upon which the amount of such payment is determined or agreed upon by the Indemnified Party and the Indemnifying Party and forty-five (45) Business Days of its receipt of a notice of Direct Claim with respect to Losses incurred by the Indemnified Party claimed therein. If the Indemnifying Party does not so respond to a notice of Direct Claim within such forty-five (45) day period, the Indemnifying Party shall be deemed to have accepted and agreed with such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms of and subject to the provisions of this Agreement.

Section 9.4 Tax Treatment of Indemnification Payments. Buyer, Seller and Parent agree to treat any amounts payable after the Closing by the Seller Indemnitors to Buyer (or by Buyer to Seller or Parent) pursuant to this Article IX as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

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Section 9.5 Calculation of Indemnification Payments. Payments by an Indemnifying Party pursuant to Section 9.2 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds actually received by the Indemnified Party with respect thereto net of costs and expenses of enforcement and collection, deductibles and retro-premium adjustments (if applicable), and any indemnity, contribution or other similar payment actually received by the Indemnified Party net of costs and expenses of enforcement and collection, deductibles and retro-premium adjustments (if applicable) from a third party in respect of any such claim. Promptly, but in any event not later than thirty (30) days, after the realization of any insurance proceeds, indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party in an amount equal the lesser of (x) the amount paid by the Indemnifying Party in respect of such Losses and (y) the excess (if any) of (a) the amount paid by the Indemnifying Party in respect of such Losses, plus the amount received from the third party in respect thereof, less (b) the full amount of Losses in respect of such claim.

Section 9.6 Mitigation. Each Party shall use reasonable best efforts in accordance with applicable Law to mitigate any and all Losses upon and after becoming aware of any event which could reasonably be expected to give rise to indemnification hereunder, provided in no event shall such required mitigation efforts include a requirement to initiate or pursue any litigation or other action against any Person.

Section 9.7 Other Indemnification Matters. (a) If any Indemnified Party provides proper notice of a claim within the applicable time period set forth in Section 9.1, then liability for such claim will continue until such claim is fully and finally resolved. For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article IX, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

Section 9.8 Exclusive Remedy. Except as provided in the next sentence, the Parties agree that, from and after the Closing, the sole and exclusive monetary remedies of Buyer, Seller, Bank and Parent for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification and reimbursement obligations of the parties set forth in this Article IX. The provisions of this Section 9.8 shall not, however, prevent or limit a cause of action hereunder (a) with respect to fraud or willful misconduct, (b) to obtain an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof or to obtain other equitable remedies with respect hereto, or (c) with regard to disputes regarding the determination of the final Closing Payment in accordance with Section 2.8; provided that the foregoing shall not limit any right of specific performance in accordance with Section 13.8.

Section 9.9 Certain Determinations.

(a) For the avoidance of doubt, any and all disputes with regard to the calculation of Actual Closing Payment shall first be determined in accordance with the provisions set forth in Section 2.8 prior to consideration of the terms of Article IX, even if such disputes may also relate to or could be considered to be a claim for indemnification under this Article IX. Further, the calculation of any Losses subject to indemnification shall be calculated net of any amounts included in the final determination of the Actual Working Capital, Actual Indebtedness and Actual Transaction Expenses so as to avoid double-counting.

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(b) For the avoidance of doubt, any and all disputes related to or in connection with the PBE Transition Period shall be determined in accordance with the provisions set forth in the Transition Services Agreement. For the avoidance of doubt, the representations and warranties made in Article III (and any and all disputes related thereto or in connection therewith) are not related to or in connection with the PBE Transition Period.

ARTICLE X

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the Closing (the “Interim Period”).

Section 10.1 Regulatory Approvals.

(a) Each Party will use its reasonable best efforts to take all actions necessary, proper or advisable in order to perform the Transactions (including satisfaction of the closing conditions set forth in Article XI). Each of the Parties shall use its reasonable best efforts to obtain all such authorizations, approvals, and consents as promptly as possible after the execution of this Agreement, including the expiration or termination of the waiting period under the HSR Act with respect to the Transactions. Without prejudice to the foregoing, to the extent not completed prior to the date of this Agreement, the Parties shall make, or cause to be made, all filings required of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the Transactions within five (5) Business Days immediately following the date of this Agreement, and Buyer and Seller shall each bear one-half (1/2) of the cost of all filing fees, application fees or other fees of the applicable Governmental Authority associated with the HSR Act filing and any filings under other Antitrust Laws. Each of the Parties shall furnish promptly to the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any other requesting Governmental Authority any additional information reasonably requested pursuant to the HSR Act or other Antitrust Laws in connection with such filings. To the extent permitted under applicable Law, the Parties will notify each other reasonably promptly of any oral communication with, and provide copies of written communications with, any Governmental Authority in connection with any filings made pursuant to this Section 10.1(a). Each of the Parties shall cooperate reasonably with the other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of the FTC, the Antitrust Division or any other Governmental Authority under any Antitrust Laws with respect to any such filing. Except as otherwise required under applicable Law or any Governmental Authority, no Party shall independently participate in any formal meeting with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other Party prior written notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. To the extent permitted by applicable Laws, and subject to all applicable privileges (including the attorney client privilege), each of the Parties shall consult and cooperate with the other, and consider in good faith the views of each other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Each of the Parties may, as it deems advisable and necessary,

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reasonably designate any competitively sensitive material provided to the other Parties under this Section 10.1(a) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. In addition to the obligations set forth in Section 10.1(a) regarding the HSR Act, the parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all other permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Authorities. Buyer and Seller shall each use reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The Parties shall cooperate with each other in connection therewith and shall respond as promptly as practicable to the requests of Governmental Authorities for documents and information. To the extent permitted under applicable Law, Buyer and Seller shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Seller or Buyer, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. To the extent permitted under applicable Law, each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information, or confidential supervisory information filed under a claim of confidentiality. To the extent permitted under applicable Law, the parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated herein. To the extent permitted under applicable Law, each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Authority which the other party does not attend or participate in, to the extent permitted by such Governmental Authority and applicable law.

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(b) In furtherance and not in limitation of the foregoing, Buyer and Seller shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible. Notwithstanding the foregoing, in no event shall Buyer be required to (x) agree to any prohibition, limitation, condition or other requirement which would (A) prohibit or materially limit the ownership or operation by Buyer of all or any material portion of the Purchased Assets, (B) compel Buyer to dispose of or hold separate all or any material portion of Buyer’s or its Affiliates’ assets or the Purchased Assets, or (C) compel Buyer or any of its Affiliates to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement could that limit the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of the Buyer or its Affiliates or the Business (including the Purchased Assets).

(c) Buyer and Seller shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the conditions set forth in Section 11.1(a) and/or Section 11.1(b) will not be satisfied or that the receipt of any such approvals will be materially delayed.

Section 10.2 Approvals and Consents. Each Party will cooperate with the other Parties and their respective representatives with respect to all filings that such other Parties make in connection with the Transactions as well as any consent, authorization, approval or waiver required from any Person in connection with the execution, delivery and performance of this Agreement and the Transaction Documents or the consummation of the Transactions. As promptly as practicable after the date hereof, Seller will solicit the consents, authorizations, approvals or waivers and will send such notices set forth on Schedule 10.2. Seller will use reasonable best efforts, and Buyer will cooperate in all reasonable respects with Seller, to obtain all such consents, authorizations, approvals or waivers prior to the Closing and take any other action to assign all Purchased Assets to Buyer effective as of the Closing.

Section 10.3 Operation of Business. (a) During the Interim Period, except as set forth on Schedule 10.3(a) or as consented to by Buyer in writing, Seller will, and Parent and Bank shall cause the Seller to, (i) conduct the Business only in the Ordinary Course of Business and not enter into any material Contracts (which shall include any Contracts that would constitute a Material Contract); (ii) (A) maintain the businesses, assets, properties, physical facilities and operations of Seller and the Business, (B) preserve intact the current business organization of Seller and the Business, (C) keep available the services of the current managers, officers, employees and agents of Seller and the Business, (D) preserve and maintain the relations and goodwill with suppliers, customers, lessors, vendors, licensors, lenders, creditors, employees, agents and others with whom Seller has had a material business relationship, and € maintain and preserve the books and records, Permits and Insurance Policies and insurance coverages of the Business, in each case, in substantially the same condition as of the date hereof; and (iii) confer with Buyer concerning matters of a material nature to Seller and the Business. Seller will not, and Bank and Parent will cause the Seller to not, engage in any practice, take any action, fail or omit to take any action or enter into any transaction that would otherwise be required to be listed on Section 3.7 of the Seller Disclosure Schedule if taken as of the date hereof.

(b) Notwithstanding the foregoing, during the Interim Period, each of Seller, Bank and Parent agrees that, without the prior written consent of Buyer, it shall not:

(i) terminate the services of the key officers and Key Employees of the Business;

(ii) mortgage, pledge or subject any Encumbrance or security interest (other than Permitted Encumbrances) any Purchased Asset, or incur any Indebtedness;

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(iii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Authority;

(iv) (i) amend or terminate (prior to its expiration) any Material Contract; (ii) waive, release or assign any material rights or claims under any Material Contract; or (iii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(v) acquire or dispose of (whether by merger, consolidation, acquisition of equity rights or assets or otherwise), directly or indirectly, any business, line of business or material assets, or dispose of any assets;

(vi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation or recapitalization of Seller;

(vii) other than as required by the terms of any Benefit Plan or applicable Law, (i) grant or increase any severance or termination entitlement to any employee of the Business (or amend any such existing severance or termination pay arrangement); (ii) enter into any employment, deferred compensation or other similar agreement with an employee of the Business (or amend any such existing agreement); (iii) increase compensation, bonus or other benefits payable to any employee of the Business; or (iv) adopt, amend or terminate any Benefit Plan unless such adoption, amendment or termination is equally applicable to the employees of Seller alike; or

(viii) terminate the employment of any executive officer or employee of the Business with significant Client-facing activities, except in circumstances that require immediate termination for cause consistent with Seller’s personnel policies and customary practice; provided that Seller shall provide reasonable notice to Buyer of the termination of any such employee of the Business.

Section 10.4 Full Access. Upon reasonable prior written notice, Seller will, and will cause its representatives to, (A) permit Buyer and its representatives to have reasonable access during normal business hours to all premises, properties, personnel (including the opportunity to discuss the affairs of Seller and the Business with such personnel), books, records, Contracts, documents and data of or pertaining to the Business, (B) furnish Buyer and its representatives with copies of all such books, records, Tax Returns, Contracts, documents and data as Buyer may reasonably request and (C) furnish Buyer and its representatives with such additional financial, operating and other data and information (including compilations and analyses thereof) as Buyer may reasonably request; provided, however, that nothing herein shall require Seller to provide access to, or disclose any information to, Buyer or any of its representatives if such access or disclosure would (i) waive any legal privilege, or (ii) be in violation of applicable Laws (including the HSR Act and all other applicable Antitrust Laws); provided, further, however, that Seller will, and will cause its representatives to, use reasonable best efforts to provide such access, disclosure and materials in a manner that would not waive legal privilege or violate any applicable Law. All such information shall be subject to the terms of, and restrictions contained in, the Confidentiality Agreement.

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Section 10.5 Exclusivity. Each of Seller, Bank and Parent agrees that it will not, and will cause its representatives, Affiliates, equityholders, officers, directors, employees, investment brokers and their respective representatives not to, directly or indirectly, (a) solicit, respond to, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and representatives) relating to any transaction involving the sale of any Purchased Assets, any capital stock or other equity or ownership interests in Seller, or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, reorganization, redemption, financing or similar transaction involving Business or the Seller (in each case, an “Acquisition Proposal”), (b) participate in any discussion or negotiation regarding, furnish any information or documentation with respect to, assist or participate in or facilitate in any other manner any Acquisition Proposal, or (c) enter into any Contract, understanding or commitment with any other Person in respect of an Acquisition Proposal, and the foregoing parties shall cease immediately any and all existing activities, discussions or negotiations with any Person (including, without limitation, terminating or revoking all access to the Data Room or other similar electronic data room and using reasonable best efforts to cause all confidential or non-public information previously provided to any Person to be returned or destroyed in accordance with the applicable confidentiality agreement pertaining to such Person or such information) other than Buyer and its Affiliates and representatives regarding an Acquisition Proposal. If any Person makes an Acquisition Proposal, Seller will immediately notify Buyer of such Acquisition Proposal and all related details, including any economic terms associated therewith.

Section 10.6 Supplemental Disclosure From time to time during the period from the date of this Agreement until the Effective Time, Seller will promptly supplement or amend the Seller Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Seller Disclosure Schedule or which is necessary to correct any information in such Seller Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such Seller Disclosure Schedule shall change, alter or amend any of the representations and warranties in this Agreement or otherwise affect Buyer’s rights under this Agreement upon a breach of any such representation or warranty, and such supplement or amendment shall not have any effect for the purpose of determining satisfaction of the conditions set forth in Article XI and the right to indemnification under Article IX.

Section 10.7 Termination of Intercompany Arrangements. Except for the Transaction Documents, each Contract or other arrangement between the Seller and any of its Affiliates or Related Parties will be terminated prior to or as of the Closing, without further liability or obligation (contingent or otherwise) of any party thereunder.

Section 10.8 Interim Financial Statements. Within thirty (30) days following the end of each calendar month prior to the Closing Date, Seller will deliver to Buyer the unaudited balance sheet of the Seller as of the last day of each month and the related statements of profit and loss, and cash flows for the month and fiscal year-to-date period then ended.

Section 10.9 Contact with Clients, Carriers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the earliest of the Closing Date or termination of this Agreement in accordance with its terms, Buyer herby agrees that it is not authorized and will not (and will not permit any of its employees, agent, representatives or Affiliates to) contact any employee (excluding executive officers and except as otherwise provided herein), Client, Carrier, supplier or other material business relation of the Seller or the Business regarding the Business or the Transactions without the prior written consent of the Seller.

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Section 10.10 Seller Bonus Arrangements. Notwithstanding anything contrary contained herein, nothing in this Agreement shall prohibit Seller from granting to, or otherwise entering into arrangements providing for, incentive bonus, vesting of benefits or awards, enhanced severance or similar arraignments with the individuals set forth on Schedule 10.10 following the date hereof and prior to the Closing for the purposes of incentivizing such individuals to assist the Seller with consummating the transaction contemplated hereby (the “Seller Bonus Arrangements”); provided that any and all Liabilities under the Seller Bonus Arrangements shall be the sole and exclusive responsibility of the Seller and not the Buyer.

Section 10.11 Confidentiality, Press Releases and Public Announcements. Each Party and each of their respective Affiliates, employees and advisors are and remain bound to the Confidentiality Agreement. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, the Parties hereby acknowledge and agree that the Confidentiality Agreement will terminate automatically on the Closing Date. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and Seller and Buyer and Seller shall cooperate as to the timing and contents of any such release or announcement; provided, however, that any Party may make any public disclosure it believes in the reasonable opinion of counsel is required by Law or any listing or trading agreement concerning its publicly-traded securities (in which case such Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

Section 10.12 Tail Policies. At or prior to the Closing, Seller shall obtain and fully pay for and maintain in effect prepaid, non-cancelable extended reporting endorsement for liability insurance coverage insuring against (i) errors and omissions for a period of not less than six (6) years from the Closing and (ii) cyber liability for a period of not less than five (5) years from the Closing, in each case arising from the operation of the Business prior to the Closing (the “Tail Policies”) with limits and deductibles acceptable to the Buyer and in any event at least equal to such coverage in place prior to the date hereof. On or before the Closing, Seller shall provide Buyer with evidence of a bindable quotation for the Tail Policies in a form reasonably satisfactory to the Buyer and, within ten (10) days after the Closing Date, Seller shall provide Buyer with evidence of the issuance of the Tail Policies in a form reasonably satisfactory to Buyer. The Tail Policies will be endorsed with terms substantially as follows: “The Insurer shall pay, on behalf of the Insured or the Successor Company, Loss which the Insured or the Successor Company becomes legally obligated to pay on account of any Claim first made against the Insured during the Policy Period, for a Wrongful Act of the Insured prior to the Run-off Date, but only if such Claim is reported to the Insurer in writing in accordance with the policies terms and conditions. As used herein the term “Successor Company” means Arthur J. Gallagher & Co., its subsidiaries and affiliates.” Seller shall (a) submit all claims made post-Closing to which the Tail Policies may apply, (b) provide Buyer with detailed notice of any claims under the Tail Policies and (c) shall provide Buyer with continuing and complete status updates of any open items, including notice of any coverage and defense issues related thereto.

ARTICLE XI

CLOSING CONDITIONS

Section 11.1 Conditions to the Obligations of each Party. The obligations of each Party to consummate and effect the Transactions are subject to the satisfaction (or, if permitted by applicable Law or the terms of this Agreement, written waiver in whole or in part by the Parties), at or prior to the Closing, of each of the following conditions:

(a) the waiting period under the any competition or Antitrust Laws applicable to the Transactions shall have expired or been terminated, and any applicable approvals or authorizations under such Laws shall have been received;

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(b) authorizations, consents, Governmental Orders, or waivers which are necessary to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”);

(c) no applicable Law shall have been enacted, issued, entered into, enforced or promulgated by any Governmental Authority and remain in effect that makes consummation of the Transactions illegal or otherwise prohibits consummation of the Transactions, and no Governmental Order (whether temporary, preliminary, or permanent) will have been issued, enacted, promulgated, entered into or enforced by any Governmental Authority and be in effect precluding, restraining, restricting, enjoining or prohibiting the consummation of the Transactions.

Section 11.2 Conditions to Buyer’s Obligations. The obligations of Buyer to consummate and effect the Transactions are subject to the satisfaction (or, if permitted by applicable Law, written waiver by Buyer) at or prior to the Closing, of each of the following conditions:

(a) (i) the Fundamental Representations of Seller, Bank and Parent shall be true and correct in all respects as of the date hereof and as of the Closing Date (except that those representations and warranties that specifically address matters only as of a particular date shall remain true and correct in all respects as of such date) and (ii) all of the other representations and warranties of Seller in Article III, the Bank in Article IV and the Parent in Article V shall be true and correct as of the date hereof and as of the Closing Date (except that those representations and warranties that specifically address matters only as of a particular date shall remain true and correct in all material respects as of such date) in all material respects (except for those representations and warranties qualified by material, materiality, “Material Adverse Effect,” or similar expressions, which shall be true and correct in all respects);

(b) each of Seller, Bank and Parent shall have performed and complied with, in all of its material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c) since the Most Recent Fiscal Year End, there shall not have occurred any Material Adverse Effect; and

(d) each of the following documents must have been delivered to Buyer and dated as of the Closing Date (unless otherwise indicated):

(i) a certificate duly executed by Seller, in form and substance reasonably satisfactory to Buyer, confirming satisfaction of the conditions in clauses (a), (b) and (c) above;

(ii) a bill of sale in the form of Exhibit B hereto (the “Bill of Sale”) and duly executed by Seller;

(iii) an assignment and assumption agreement in the form of Exhibit C hereto (the “Assignment and Assumption Agreement”) and duly executed by Seller;

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(iv) with respect to the location at 100 Quannapowitt Parkway, Wakefield, MA (the “Wakefield Lease”), a sublease agreement on commercially reasonable terms mutually agreeable to Buyer and Bank, duly executed by Bank, and, if necessary, Bank’s signature shall be witnessed and/or notarized;

(v) with respect to each Assumed Lease, an Assignment and Assumption of Lease substantially in the form of Exhibit D (each, an “Assignment and Assumption of Lease”), duly executed by Seller and, if necessary, Seller’s signature shall be witnessed and/or notarized;

(vi) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Bank is not a foreign person within the meaning of Section 1445 of the Code duly executed by Bank;

(vii) a certificate executed by a duly appointed officer of Seller certifying as correct and complete the following: (A) the sole member of Seller authorizing the execution and delivery of this Agreement and performance by Seller of the Transactions, certifying that such resolutions were duly adopted, have not been amended or rescinded, and are in full force and effect, (B) a copy of the Organizational Documents of Seller, and (C) a good standing certificate (or document of similar import) of Seller from its state of jurisdiction dated within thirty (30) days of the Closing Date;

(viii) duly executed payoff letters from each holder of Indebtedness of Seller, in form and substance reasonably satisfactory to Buyer, which sets forth (a) the amount required to repay in full all the Indebtedness owed to such holder on the Closing Date, (b) the wire transfer instructions for the repayment of such Indebtedness to such holder, and (c) a release of all Encumbrances held by such holder on the Purchased Assets otherwise arising with respect to such Indebtedness (such release to be effective upon the payment of such Indebtedness) (each, a “Payoff Letter”), together with all applicable release documentation evidencing the termination of all Encumbrances on the Purchased Assets securing such Indebtedness;

(ix) for Transaction Expenses payable to a service provider, copies of complete and final invoices with respect to the Transaction Expenses contemplated to be at Closing, issued not less than three (3) Business Days prior to the Closing Date and setting forth the wire transfer instructions for such service provider (each, an “Invoice”);

(x) a duly executed lease by and between Bank and Buyer, on commercially reasonable terms mutually agreeable to Buyer and Bank, for the real property set forth in Section 3.14(a) of the Seller Disclosure Schedule (the “Owned Real Property Lease”);

(xi) a duly executed Transition Services Agreement between the Bank and Buyer in substantially the form attached hereto as Exhibit E (the “Transition Services Agreement”);

(xii) a License Agreement in the form of Exhibit F (the “License Agreement”), duly executed by Bank;

(xiii) a Client Services Agreement in the form of Exhibit G duly executed by Bank;

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(xiv) a duly executed referral agreement duly executed by Bank, by and between Bank and Buyer, on commercially reasonable terms mutually agreeable to Buyer and Bank (the “Referral Agreement”);

(xv) evidence of a bindable quotation for the Tail Policies, in each case in form and substance reasonably satisfactory to Buyer;

(xvi) evidence, in form and substance reasonably satisfactory to Buyer, that the Seller has obtained or delivered, as applicable, all consents, approvals and/or notices set forth on Schedule 11.2(d)(xvi), and that each such consent, approval and/or notice has not been revoked or cancelled; and

(xvii) any other documents reasonably required from Buyer to consummate the Transactions.

(e) Non-Revocation. The Key Employment Agreements (i) for the individuals set forth on Schedule 11.2(e)(i) and (ii) representing at least 90% of the annual revenue of the Business as set forth on Schedule 11.2(e)(ii) shall have been entered into and not revoked, rescinded or otherwise terminated by any Key Employee.

Section 11.3 Conditions to Seller’s Obligations.

The obligations of Seller to consummate and effect the Transactions are subject to the satisfaction (or, if permitted by applicable Law, written waiver by Seller) at or prior to the Closing, of each of the following conditions:

(a) (i) the Fundamental Representations of Buyer shall be true and correct in all respects as of the date hereof and as of the Closing Date (except that those representations and warranties that specifically address matters only as of a particular date shall remain true and correct in all respects as of such date) and (ii) all of the other representations and warranties of Buyer in Article VI shall be true and correct as of the date hereof and as of the Closing Date (except that those representations and warranties that specifically address matters only as of a particular date shall remain true and correct in all material respects as of such date) in all material respects (except for those representations and warranties qualified by material, materiality or similar expressions, which shall be true and correct in all respects);

(b) Buyer shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing; and

(c) each of the following documents must have been delivered to Seller:

(i) payments pursuant to and in accordance with Section 2.7(b);

(ii) a certificate duly executed by Buyer, in form and substance reasonably satisfactory to Seller, confirming satisfaction of the conditions in clauses (a) and (b);

(iii) the Assignment and Assumption Agreement duly executed by Buyer;

(iv) with respect to each Assumed Lease, an Assignment and Assumption of Lease duly executed by Buyer and, if necessary, Buyer’s signature shall be witnessed and/or notarized;

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(v) with respect to the Wakefield Lease, a sublease agreement, on commercially reasonable terms mutually agreeable to Buyer and Bank, duly executed by Buyer, and, if necessary, Buyer’s signature shall be witnessed and/or notarized;

(vi) the Owned Real Property Lease duly executed by Buyer;

(vii) the Transition Services Agreement duly executed by Buyer;

(viii) the License Agreement duly executed by Buyer;

(ix) the Client Services Agreement duly executed by Buyer;

(x) the Referral Agreement duly executed by Buyer; and

(xi) any other documents reasonably required from Seller to consummate the Transactions.

ARTICLE XII

TERMINATION

Section 12.1 Termination Events. This Agreement may, by written notice given to the non-terminating Parties prior to the Closing, be terminated:

(a) by Buyer, on the one hand, or Seller, on the other hand, by written notice to the other, if the consummation of the Transactions shall not have occurred on or before December 31, 2023 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(a) shall not be available to any Party whose action or failure to act has been the principal cause of or resulted in the failure of the Closing to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

(b) by Seller by written notice to Buyer, if Buyer shall have materially breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such material breach or failure to perform would give rise to or is reasonably likely to result in the failure of a condition set forth in Section 11.3 to be satisfied but only if (i) Seller has delivered to Buyer written notice stating Seller’s intention to terminate this Agreement pursuant to this Section 12.1(b) (and describing the reasonable basis therefor), and (ii) such violation or breach has not been cured prior to the earlier of (A) the End Date or (B) the date that is ten (10) Business Days from the date that Buyer receives the notice from Seller pursuant to the preceding clause (i); provided, Seller shall not be entitled to terminate this Agreement pursuant to this Section 12.1(b) if there has been a material violation or material breach by Seller of any representation, warranty, covenant or other agreement contained in this Agreement which has prevented or would reasonably likely prevent the satisfaction of any condition to the obligations of Buyer set forth in Section 11.2;

(c) by Buyer by written notice to Seller, if Seller shall have materially breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, and such material breach or failure to perform would give rise to or is reasonably likely to result in the failure of a condition set forth in Section 11.2 but only if (i) Buyer has delivered to Seller written notice stating Buyer’s intention to terminate this Agreement pursuant to this Section 12.1(c) (and

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describing the reasonable basis therefor), and (ii) such violation or breach has not been cured prior to the earlier of (A) the End Date or (B) the date that is ten (10) Business Days from the date that Seller receives the notice from Buyer pursuant to the preceding clause (i); provided, Buyer shall not be entitled to terminate this Agreement pursuant to this Section 12.1(c) if there has been a material violation or material breach by Buyer of any representation, warranty, covenant or other agreement contained in this Agreement which has prevented or would reasonably likely prevent the satisfaction of any condition to the obligations of Seller set forth in Section 11.3;

(d) by Buyer, on the one hand, Seller, on the other hand, by written notice to the other, if (i) there shall be any Law enacted, issued, entered into, enforced or promulgated by any Governmental Authority that makes consummation of the Transactions illegal or otherwise prohibits consummation of the Transactions or (ii) any Governmental Order (whether temporary, preliminary, or permanent) has been issued, enacted, promulgated, entered into or enforced by any Governmental Authority and be in effect precluding, restraining, restricting, enjoining or prohibiting the consummation of the Transactions and such Governmental Order is final and non-appealable; or

(e) by mutual written consent of Buyer and Seller.

Section 12.2 Effect of Termination. If this Agreement is terminated pursuant to Section 12.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that the obligations in Section 10.11 (Confidentiality, Press Releases and Public Announcements), this Section 12.2, Article XIII (Miscellaneous) and the Confidentiality Agreement will survive termination. Nothing in this Article XII will release any Party from any Liability for any breach of any representation, warranty, covenant or agreement in this Agreement. Each Party, if so requested by the other Party, will return promptly or destroy every document furnished to it by the other Party (or any subsidiary, division, associate or Affiliate of such other party) in connection with the transactions contemplated hereby that constitutes confidential information under the Confidentiality Agreement, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable best efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return or destroy such documents and any copies thereof any of them may have made.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Expenses. Except as otherwise explicitly provided in this Agreement, each of the Parties will bear such Party’s own direct and indirect costs and expenses incurred (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) incurred in connection with the negotiation, preparation and execution of this Agreement, the Transaction Documents and the Transactions.

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Section 13.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by electronic mail of a PDF document (without a “bounce back” message) to the Parties at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Seller after the Closing:

Eastern Bank

265 Franklin Street

Boston, MA 02110

Attn: Kathleen Henry, General Counsel

Email: k.henry@easternbank.com

with a copy to (which shall not constitute notice):

Nutter, McClennen & Fish LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02451

Attention: Michael K. Krebs and Shannon S. Zollo

Email: mkrebs@nutter.com; szollo@nutter.com

If to Buyer:

Arthur J. Gallagher Risk Management Services, LLC

c/o Arthur J. Gallagher & Co.

2850 Golf Road

Rolling Meadows, IL 60008

Attn: General Counsel

Fax: 630-285-3483

Email: Legal_notice.us@ajg.com

With a copy to (which shall not constitute notice):

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

Attn: Robert K. Clagg

Email: rclagg@mwe.com

Section 13.3 Interpretation. The Parties have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumptions or burdens of proof shall arise favoring any Party by virtue of the authorship of any of the provisions of this Agreement. As used in this Agreement, the word “including” means without limitation, the word “or” is not exclusive and the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. Unless the context otherwise requires, references herein: (a) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of and the Exhibits and Schedules

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attached to this Agreement, (b) to an agreement, instrument or document means such agreement, instrument or document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Agreement and (c) to a Law means such Law as amended from time to time and includes any successor legislation thereto. The headings and captions used in this Agreement, or in any Schedule or Exhibit hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement (or, in the absence of any ascribed meaning, the meaning customarily ascribed to any such term in the Business or in general commercial usage). All amounts payable hereunder or otherwise set forth in this Agreement are expressed in U.S. Dollars, and all references to dollars (or the symbol “$”) contained herein shall be deemed to refer to United States Dollars. The Parties agree that the original of this Agreement will be written in the English language, and each Party waives any rights it may have under the laws of its country of residence to have such Agreement written in its local language. If a local language version is provided, it is for convenience only and the English language version shall be the binding document. When calculating the period of time before which, within which or following which, any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be excluded; if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on,” “set forth in,” or “set forth on” a balance sheet or financial statement, to the extent any such phrase appears in such representation and warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation or warranty, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement, or (iii) such item is reflected on the balance sheet or financial statement and is specifically set forth in the notes thereto. Any reference to any federal, state, provincial, county, local or foreign statute or Law shall be deemed also to refer to all dates rules and regulations promulgated thereunder, unless the context requires otherwise. The word “will” will be construed as creating a mandatory obligation and the words “to the extent” means the degree to which and not simply “if.”

Section 13.4 Headings. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

Section 13.5 Severability. If any term or provision of this Agreement is found to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 13.6 Entire Agreement. This Agreement, the Transaction Documents (including the Exhibits and Seller Disclosure Schedule) and the other certificates and agreements delivered in connection herewith and therewith constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

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Section 13.7 Amendments and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. Buyer, on the one hand, and Seller on the other hand, may waive compliance by the other Party with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and must be signed by the Party waiving the provision. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 13.8 Specific Performance. Each of the Parties agrees that this Agreement is intended to be legally binding and, subject to the terms and conditions of this Section 13.8, specifically enforceable pursuant to its terms and that Buyer and Seller would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at Law but subject always to the terms and conditions of this Section 13.8, a non-breaching party shall be entitled to seek injunctive relief without the posting of any bond to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Party further waives any requirement for the posting of a bond or other security as a condition to such relief.

Section 13.9 Successors and Assigns. This Agreement and any of the rights, interests or obligations hereunder shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign (whether by operation or law or otherwise) its rights or obligations hereunder without the prior written consent of the other Party; provided, however, that notwithstanding the foregoing no such consent may be unreasonably withheld or delayed and Buyer may assign its rights and obligations under this Agreement without the consent of any other Party to (x) one or more Affiliates, (y) to any Person that acquires Buyer, or (z) its lenders or its Affiliates’ lenders for collateral security purposes. No assignment shall relieve the assigning Party of any of its obligations hereunder.

Section 13.10 No Third-Party Beneficiaries. Except as provided in Article IX, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.11 Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, the United States District Court for the District of Delaware, and any appellate court from any thereof (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection

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that the Chosen Courts are an inconvenient forum or do not have personal or subject matter jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 13.2, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement (subject to any applicable rights of appeal). These consents to jurisdiction shall not be deemed to confer rights on any Person other than the Parties.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.11(C).

Section 13.12 Counterparts; Electronic Delivery. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 13.13 Incorporation of Exhibits and Schedules. The Exhibits, Schedules and Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. The Exhibits, Schedules and Disclosure Schedules to this Agreement, and any supplements or modifications thereof, relate only to the representations and warranties in the Section of the Agreement to which they expressly relate, and not to any other representation or warranty in this Agreement. The Exhibits, Schedules and Disclosure Schedules do not modify the Agreement except to the extent specifically provided in the Agreement.

Section 13.14 Attorney-Client Privilege; Continued Representation.

(a) Each Party acknowledges and agrees that Nutter, McClennen & Fish LLP (“Nutter”) has acted as counsel to Seller, Bank and Parent in connection with the negotiation of this Agreement and consummation of the Transactions. Buyer hereby consents and agrees to Nutter representing Seller, Bank and Parent after the Closing, including with respect to disputes in which the interests of Seller may be directly adverse to Buyer and its Subsidiaries, and even though Nutter may have represented Seller in a matter substantially related to any such dispute, or may be handling ongoing matters. In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with (i) Nutter’s prior representation of Seller with respect to a matter where Buyer is adverse to Seller, and (ii) Nutter’s representation of Seller prior to and after the Closing.

81

(b) Buyer further agrees that all communications in any form or format whatsoever between or among Nutter, on the one hand, and Seller, Bank or Parent, or any of their respective directors, officers, advisors, employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the Transactions or any dispute arising under this Agreement that are attorney-client privileged (collectively, the “Privileged Communications”) and the expectation of client confidence relating thereto belong solely to Seller and shall be controlled by Seller, Bank or Parent, as applicable, and shall not pass to or be claimed by Buyer or any of its Affiliates.

(c) Notwithstanding the foregoing, in the event that a dispute arises between Buyer, on the one hand, and a third party other than Seller, on the other hand, Buyer may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party; provided, however, that Buyer may not waive such privilege without the prior written consent of Seller, Bank or Parent, as applicable. In the event that Buyer is legally required by Governmental Order or otherwise to access or obtain a copy of all or a portion of the Privileged Communications, Buyer shall use reasonable best efforts to promptly notify Seller in writing so that Seller can seek a protective order and Buyer agrees to use reasonable best efforts, at the expense of Seller, to assist therewith.

(d) To the extent that files or other materials maintained by Nutter relating to (i) Seller, Bank or Parent, or (ii) Buyer to the extent they relate in any way to the negotiation, documentation and consummation of the Transactions or any dispute arising under this Agreement, constitute property of its clients, only Seller, Bank or Parent, as applicable, shall hold such property rights and Nutter shall have no duty to reveal or disclose any such files or other materials or any Privileged Communications by reason of any attorney-client relationship between Nutter, on the one hand, and Seller, Bank or Parent, on the other hand. Buyer agrees that it will not knowingly without the consent of the Seller, seek to obtain the Privileged Communications from Nutter.

(e) Notwithstanding the forgoing, (x) any communication or advice of Nutter that was made prior to the Closing with or to Seller regarding legal matters involving the Business that was not made or given for the purpose of the negotiation, documentation, and consummation of the Transactions shall be the property of Buyer from and after the Closing, and (y) Seller may not waive any legal privilege or right of confidentiality covering any Privileged Communications vis-à-vis a third party without the prior written consent of Buyer (which consent may not be unreasonably withheld, conditioned or delayed).

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

BUYER:

ARTHUR J. GALLAGHER RISK MANAGEMENT SERVICES, LLC

By:	/s/ M. Keith Barton
Name:	M. Keith Barton
Title:	Vice President and Chief Financial Officer

SELLER:

EASTERN INSURANCE GROUP LLC

By: Eastern Bank, Sole Member

By:	/s/ James B. Fitzgerald
Name:	James B. Fitzgerald
Title:	Chief Financial Officer

BANK:

EASTERN BANK

By:	/s/ James B. Fitzgerald
Name:	James B. Fitzgerald
Title:	Chief Financial Officer

PARENT:

EASTERN BANKSHARES, INC.

By:	/s/ James B. Fitzgerald
Name:	James B. Fitzgerald
Title:	Chief Financial Officer

83

Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 19, 2023

BY AND AMONG

EASTERN BANKSHARES, INC.,

EASTERN BANK,

CITADEL MS 2023, INC.,

CAMBRIDGE BANCORP,

AND

CAMBRIDGE TRUST COMPANY

INDEX OF DEFINED TERMS

2021 Company PRSUs	8
2022-2023 Company PRSUs	8
Acquisition Agreement	69
Affiliate	87
Agreement	87
Approval Date	2
Articles of Holdco Merger	2
Articles of Merger	2
Asset Disposition	81
Asset Disposition Agreement	81
Bank Merger	1, 88
Bank Secrecy Act	88
BHC Act	88
BOLI	33
Burdensome Conditions	65
Business Day	88
Buyer	1, 88
Buyer 401(k) Plan	74
Buyer Acquisition Proposal	88
Buyer Adverse Recommendation Change	69
Buyer Balance Sheet Date	41
Buyer Bank	1
Buyer Benefit Plan	45
Buyer Board Recommendation	63
Buyer Classified Loans	51
Buyer Common Stock	88

Buyer Covered Person	56
Buyer Disclosure Schedule	36
Buyer Equity Plan	89
Buyer ESOP	89
Buyer Insurance Policies	89
Buyer Intervening Event	89
Buyer Lease Options	54
Buyer Leased Real Property	54
Buyer Leases	54
Buyer Loan Property	49
Buyer Material Contract	89
Buyer Material Contracts	44
Buyer Meeting	63
Buyer Owned Real Property	54
Buyer Pension Plan	45
Buyer Real Property	54
Buyer Regulatory Agreement	44
Buyer Reports	39
Buyer RSA	9
Buyer RSU	90
Buyer Share Issuance	13
Buyer Superior Proposal	90
Buyer Third Party Consents	44
CARES Act	90
CECL	90
Chosen Courts	102

v

Closing	2
Closing Date	2
Code	90
Commissioner	13
Community Reinvestment Act	90
Company	1, 90
Company 401(k) Plan	74
Company Acquired Mortgage Loan	90
Company Acquisition Proposal	91
Company Adverse Recommendation Change	69
Company Applicable Requirements	91
Company Balance Sheet Date	16
Company Bank	1, 91
Company Benefit Plan	20
Company Board Recommendation	63
Company Classified Loans	26
Company Common Stock	91
Company Covered Person	35
Company Data Tape	91
Company designated directors	78
Company Disclosure Schedule	10
Company Employees	20
Company Equity Awards	92
Company ESOP	92
Company Intervening Event	92
Company Leased Real Property	32
Company Leases	32
Company Loan Property	22
Company Material Contracts	19
Company Meeting	63
Company Mortgage Loans	92
Company Mortgage Servicing Rights	92
Company Owned Mortgage Loan	92
Company Owned Real Property	31
Company Pension Plan	20
Company PRSU	93
Company Real Property	32
Company Regulatory Agreement	19
Company Reports	14
Company Restricted Share	93
Company RSA	9
Company RSU	93
Company Serviced Mortgage Loan	93
Company Servicing Agreement	93
Company Stock Plan	93
Company Subservicer	93
Company Superior Proposal	93
Company Third Party Consents	19
Confidentiality Agreement	102
Consideration	4
COVID Measures	94

CRA	90
D&O Insurance	72
Data Vendor Agreement	34
Derivative Transaction	94
Designated Employees	73
Dodd-Frank Act	94
Effective Time	2
End Date	85
Enforceability Exceptions	13
Environmental Law	94
Equal Credit Opportunity Act	95
ERISA	95
ERISA Affiliate	21
Exchange Act	95
Exchange Agent	95
Exchange Fund	5
Exchange Ratio	4
Executive Officer	95
Fair Credit Reporting Act	95
Fair Housing Act	95
Fannie Mae	27
FDIC	95
Federal Deposit Insurance Act	95
Federal Reserve Act	95
FHLB	95
FRB	95
Freddie Mac	27
GAAP	95
Ginnie Mae	27
Governmental Authority	95
Gramm-Leach-Bliley Act of 1999	95
Hazardous Substance	95
Holdco Merger	1, 96
Holdco Merger Effective Time	3
Home Mortgage Disclosure Act	96
Indemnified Parties	71
Indemnifying Party	71
Information Systems Conversion	77
Insurance Policies	33
Intellectual Property	96
Interim Surviving Entity	1, 96
Intervening Event Notice	70
Intervening Event Notice Period	70
IRS	96
IT Assets	34
Joint Proxy Statement-Prospectus	96
Knowledge	96
Law	97
Lease Options	32
Liens	97
Loans	26

Material Adverse Effect	97
Maximum D&O Tail Premium	72
MBCA	1
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Common Stock	98
Nasdaq	13
National Labor Relations Act	98
New Certificate	5
New Plans	73
NHBD	13
Notice Period	69
Old Certificate	98
Option	98
Options	98
OREO	98
Patient Protection and Affordable Care Act	98
Permitted Actions	58
Permitted Liens	31
Person	98
Personal Data	18
Phase I Assessment	61
Phase II Assessment	78
Plan of Bank Merger	98
Privacy Laws	98
Privacy Obligations	99
Process	99
Processing	99

Registration Statement	34
Regulatory Approval	13
Release	99
Representatives	67, 99
Requisite Buyer Shareholder Approval	38
Requisite Company Shareholder Approval	13
Sarbanes-Oxley Act	15
Scheduled Company PRSUs	9
SEC	99
Securities Act	99
Security Breach	34
Subsidiary	99
Superior Proposal Notice	70
Surviving Entity	1, 99
Takeover Restrictions	34
Tax	100
Tax Returns	100
Taxes	100
Taxing Authority	100
Termination Fee	85
The date hereof	100
Transition Period	73
Treasury Regulations	100
Truth in Lending Act	100
USA PATRIOT Act	100
Voting Agreement	1, 100
VWAP	90
Willful Breach	100

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 19, 2023, is by and among Eastern Bankshares, Inc. (“Buyer”), Citadel MS 2023, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), Eastern Bank, a wholly owned subsidiary of Buyer (“Buyer Bank”), Cambridge Bancorp (“Company”), and Cambridge Trust Company, a wholly owned subsidiary of Company (“Company Bank”). Any capitalized term used in this Agreement and not otherwise defined has the meaning set forth in Article IX.

BACKGROUND STATEMENTS

A. The boards of directors of Buyer, Buyer Bank, Company, Company Bank and Merger Sub have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities and shareholders; and (ii) approved this Agreement;

B. In accordance with the terms of this Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), so that the Company is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the “Interim Surviving Entity”), (ii) as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, the Interim Surviving Entity will merge with and into Buyer (the “Holdco Merger”), so that Buyer is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”), and (iii) following the Holdco Merger, at a time selected by Buyer, the Company Bank will merge with and into Buyer Bank, with Buyer Bank the surviving entity (the “Bank Merger”);

C. As a material inducement to Buyer, Buyer Bank and Merger Sub to enter into this Agreement, each member of the board of directors and each Executive Officer of Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock he or she owns in favor of the approval of this Agreement and the transactions it contemplates;

D. The parties intend that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and

E. The parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.

In consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Transactions.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with the Massachusetts Business Corporation Act, as amended (the “MBCA”), applicable regulatory requirements, and other applicable

Laws. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue to exist as a corporation incorporated under the MBCA. Company, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Interim Surviving Entity”.

(b) The Holdco Merger. Subject to the terms and conditions of this Agreement, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, Buyer shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into Buyer in accordance with the MBCA. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the MBCA. Buyer, as the surviving entity in the Holdco Merger, is sometimes referred to in this Agreement as the “Surviving Entity”. To the extent necessary, Buyer and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger.

(c) The Bank Merger. Buyer, Buyer Bank, Company and Company Bank agree to take all action necessary and appropriate, including (i) causing Buyer Bank and Company Bank to enter into an appropriate Plan of Bank Merger and (ii) Buyer and Company approving the Plan of Bank Merger and the Bank Merger as the sole shareholder of Buyer Bank and Company Bank, respectively, to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger at such time following the Holdco Merger Effective Time as Buyer may select.

Section 1.02 Closing. Unless otherwise mutually agreed to by the parties, the closing of the Merger (the “Closing”) shall take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, MA 02110, on a date (the “Closing Date”) not more than three (3) Business Days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing) (the “Approval Date”). Notwithstanding the foregoing, Company agrees that, in the event the Closing Date would otherwise occur before the last Business Day of a month, Buyer may elect to defer the Closing to the last Business Day of that month, with an Effective Time as of 12:01 a.m. on the first day of the next following month. At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under Article VI of this Agreement.

Section 1.03 Effective Times.

(a) Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

(b) Holdco Merger Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Holdco Merger by applicable Laws. The Holdco Merger shall become effective as set forth in the articles of merger related to the Holdco Merger (the “Articles of Holdco Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Holdco Merger Effective Time” of the Holdco Merger shall be the date and time when the Holdco Merger becomes effective as set forth in the Articles of Holdco Merger.

Section 1.04 Organizational Documents.

(a) Articles of Organization and Bylaws of the Interim Surviving Entity. At the Effective Time, the Articles of Organization and Bylaws of the Interim Surviving Entity shall be amended and restated to be the Articles of Organization and Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub shall be replaced by “Cambridge Bancorp”.

(b) Articles of Organization and Bylaws of the Surviving Entity. At the Holdco Merger Effective Time, the Articles of Organization and Bylaws of Buyer as in effect immediately prior to the Holdco Merger Effective Time, shall be the Articles of Organization and Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.

Section 1.05 Directors and Officers.

(a) Directors and Officers of the Interim Surviving Entity. At the Effective Time, the members of the board of directors and the officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the members of the board of directors and the officers, respectively, of the Interim Surviving Entity, and each such individual shall hold office until his or her successor is elected and qualified or until their respective earlier death, resignation or removal from office.

(b) Directors and Officers of the Surviving Entity. At the Holdco Merger Effective Time, the members of the board of directors and the officers of Buyer as of immediately prior to the Holdco Merger Effective Time and the directors appointed pursuant to Section 6.18 to begin serving as of the Effective Time, shall, at and after the Holdco Merger Effective Time, be the members of the board of directors and the officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

Section 1.06 Tax Consequences. It is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each party shall use its reasonable best efforts to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that could reasonably be expected to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to fail to so qualify.

Section 1.07 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Company and its officers and members of its board of directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or (b) otherwise carry out the purposes of this Agreement, and the officers and the members of the board of directors of Buyer are authorized in the name of Company or otherwise to take any and all additional actions they deem necessary or advisable.

Section 1.08 Absence of Control. It is the intent of the parties to this Agreement that Buyer or Merger Sub, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Company or Company Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company or Company Bank.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration; Effects on Capital Stock of the Merger. Subject to the provisions of this Agreement, automatically by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

(c) Each share of Company Common Stock (i) held as treasury stock or (ii) owned directly by Buyer (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired immediately prior to the Effective Time without any conversion, and no payment shall be made with respect to them.

(d) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(c) above and Company Restricted Shares described in Section 2.07(c) below) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 4.956 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Consideration”). The Consideration and any cash in lieu of fractional shares paid pursuant to Section 2.04 are sometimes referred to collectively as the “Merger Consideration.”

Section 2.02 Effects on Capital Stock of the Holdco Merger. Subject to the provisions of this Agreement, automatically by virtue of the Holdco Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Holdco Merger Effective Time, including the shares of Buyer Common Stock issued as part of the Consideration pursuant to Section 2.01(d), shall remain outstanding following the Holdco Merger Effective Time and shall be unchanged by the Holdco Merger.

(b) Each share of common stock, no par value, of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

Section 2.03 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(d), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Old Certificate previously evidencing them shall represent only the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (B) the Buyer VWAP for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date, rounded up to the nearest whole cent as provided by Bloomberg L.P. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

Section 2.05 Exchange Procedures.

(a) Prior to the Closing, for the benefit of the holders of Old Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, a statement or other evidence of shares in book entry form or, at Buyer’s option, stock certificates, representing shares of Buyer Common Stock to be issued pursuant to Section 2.01(d) (each such evidence of book entry ownership or stock certificate, a “New Certificate”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (that cash and the Consideration, being referred to as the “Exchange Fund”).

(b) As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent prior to the Closing all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall mail to each holder of record of an Old Certificate or Old Certificates who has not previously surrendered their Old Certificate or Old Certificates, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of the Old Certificate shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Old Certificate surrendered pursuant to this Agreement, and the Old Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.05(b), each Old Certificate (other than Old Certificates representing shares described in Section 2.01(c))

shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.05 and any unpaid dividend with respect to the Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Old Certificates. For shares of Company Common Stock held in book entry form, Buyer shall establish procedures for delivery which shall be reasonably acceptable to Company.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder shall surrender his or her Old Certificate in accordance with this Section 2.05. After the surrender of an Old Certificate in accordance with this Section 2.05, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Old Certificate. None of Buyer, Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d) The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Old Certificate or Old Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.05, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Old Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that the Old Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Old Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Old Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholder of Company who has not complied with Section 2.05(b) shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Old Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Old Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Old Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Old Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claim with respect to such Merger Consideration.

(f) Buyer (through the Exchange Agent, if applicable) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer (or any other applicable withholding agent) is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer (or any other applicable withholding agent).

(g) If an Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

Section 2.06 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of the Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that, for the avoidance of doubt, no adjustment shall be made with regard to Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Buyer issues employee or director stock grants or similar equity awards pursuant to a Buyer Benefit Plan.

Section 2.07 Treatment of Company Equity Awards.

(a) Restricted Stock Unit Awards. As of the Effective Time, each then-outstanding Company RSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer RSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSU received pursuant to this Section 2.07(a) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Company RSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a Company RSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSU into which such Company RSU was converted as of the Effective Time pursuant to this Section 2.07(a). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(a) that each Buyer RSU shall have the same entitlement to receive on each vesting date of Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Buyer RSUs then vesting if the holder had been the actual record owner of the underlying Company Common Stock and, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to such vesting date.

(b) Performance Share Unit Awards.

(i) As of the Effective Time, each then-outstanding Company PRSU granted in 2021 (the “2021 Company PRSUs”), to the extent not yet vested and settled, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2021 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(i) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2021 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2021 Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a 2021 Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such 2021 Company PRSU was converted pursuant to this Section 2.07(b)(i). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(i) that each such Buyer PRSU shall have the same entitlement to receive on the vesting date of the Buyer PRSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2021 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. As soon as practicable after the Effective Time or, if later, the calculation of the applicable performance metrics for the three-year period ending December 31, 2023 compared to the relevant index, Buyer shall settle the Buyer PRSUs in accordance with their terms.

(ii) Except as otherwise provided in Section 2.07(b)(iii), as of the Effective Time, each then-outstanding Company PRSU granted in 2022 or 2023 (the “2022-2023 Company PRSUs”) will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2022-2023 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(ii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2022-2023 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2022-2023 Company PRSU was subject immediately prior to the Effective Time. As soon as practicable after the Effective Time, Buyer shall offer to each holder of such Buyer PRSU the opportunity to exchange such Buyer PRSU for a Buyer RSU either (i) with respect to a number of shares of Buyer Common Stock equal to the number of shares of Buyer Common Stock subject to such Buyer PRSU as of the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall not have any dividend equivalent rights with respect thereto or (ii) with respect to a number of shares of Buyer Common Stock determined based on measurement of actual performance through the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall have the same entitlement to receive on the vesting date of the Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2022-2023 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a 2022-2023 Company PRSU a statement or other evidence showing the number of Buyer PRSUs into which such Company PRSU was converted as of the Effective Time pursuant to this Section 2.07(b)(i).

(iii) Notwithstanding Section 2.07(b)(i) or Section 2.07(b)(i), with respect to each outstanding Company PRSU set forth on Company Disclosure Schedule 2.07(b)(iii) (the “Scheduled Company PRSUs”), as of the Effective Time, each then-outstanding Scheduled Company PRSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(iii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Scheduled Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such Scheduled Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a Scheduled Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such Scheduled Company PRSU was converted pursuant to this Section 2.07(b)(iii). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(iii) that each Scheduled Company PRSU shall have the same entitlement to receive, upon settlement of the Buyer PRSU, a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received if the holder had been the actual record owner of the underlying Company Common Stock or, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to the settlement date.

(c) Restricted Share Awards. As of the Effective Time, each Company Restricted Share Award (“Company RSA”) outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer Restricted Stock Award (each, a “Buyer RSA”) denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSA received pursuant to this Section 2.07(c) shall be subject to (1) the same termination terms and other restrictions as the applicable Company RSA was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSA was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail to each holder of record of a Company RSA outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSA into which such Company RSA was converted as of the Effective Time pursuant to this Section 2.07(c).

(d) Company Adoption of Resolutions. At or prior to the Effective Time, Company, the board of directors of Company or the compensation committee of the board of directors of Company, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07; provided, in no event shall Company or its Subsidiaries be required to seek or obtain consent from any holder pursuant to Section 2.07(b)(ii).

(e) Buyer Corporate Actions. If any of the Company Equity Awards is not settled at the Effective Time and converted into shares of Buyer Common Stock, Buyer shall take all corporate actions that are necessary for the treatment of the Company Equity Awards pursuant to Section 2.07(a), (b), and (c), including (i) the board of directors of Buyer or the compensation committee of the board of directors of Buyer, as applicable, adopting any resolutions and taking any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07 and (ii) the reservation, issuance and listing of Buyer Common Stock as necessary to effect the transactions contemplated by this Section 2.07, and in that case, Buyer shall file with the SEC a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Buyer Common Stock underlying the Buyer RSUs issued as contemplated by this Section 2.07, and shall maintain the effectiveness of such registration statement for so long as such Buyer RSUs remain outstanding and such registration of shares of Buyer Common Stock issuable thereunder continues to be required.

Section 2.08 No Dissenters’ Rights. Consistent with the relevant provisions of the MBCA and Company’s Articles of Organization, no shareholder of Company shall have appraisal rights with respect to the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 3.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to Company.

(b) Except (i) as set forth on the Company Disclosure Schedule; provided that any disclosures made with respect to a section of this Article III shall be deemed only to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Company with the SEC since December 31, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company and Company Bank represent and warrant as follows:

Section 3.02 Organization, Standing and Authority.

(a) Company is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.02.

(b) Company Bank is a Massachusetts chartered trust company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Company Bank when due. Company Bank is a member in good standing of the FHLB.

Section 3.03 Capital Stock. The authorized capital stock of Company consists of 10,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) 7,846,041 shares of Company Common Stock outstanding (including shares held in the Company ESOP and 39,434 Company Restricted Shares), (ii) no shares reserved for issuance under any Option, (iii) no shares held in treasury, (iv) no shares held by Company Subsidiaries, and (v) 148,129 shares reserved for future issuance pursuant to the Company Stock Plan. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. Company Disclosure Schedule 3.03 sets forth, as of the date of this Agreement, the name of each holder of an unvested Company RSU, Company PRSU or Company Restricted Share under the Company Stock Plan, identifying (i) the type of the award, (ii) the aggregate amount of unvested restricted stock awards, (iii) the number of shares of Company Common Stock subject to each award, and (iv) the grant date and vesting schedule. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03. Except as set forth in Company Disclosure Schedule 3.03, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Company Disclosure Schedule 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Company, are issued or outstanding.

Section 3.04 Subsidiaries.

(a) (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (v) there are no contracts, commitments, understandings, or arrangements relating to Company’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens.

(b) Except as set forth in Company Disclosure Schedule 3.04(b), Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.04(c).

Section 3.05 Corporate Power; Minute Books. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Company’s shareholders of this Agreement and Company of the Plan of Bank Merger. Company has made available to Buyer complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Company and the board of directors and each committee of the board of directors of Company Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Company and Company Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Company and Company Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Company and Company Bank and the boards of directors of Company and Company Bank (including committees of such boards of directors).

Section 3.06 Corporate Authority. Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Company. The board of directors of Company has directed that this Agreement be submitted to

Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Company Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Company Bank and Company as the sole shareholder of Company Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and Company Bank and (assuming due authorization, execution and delivery by Buyer, Buyer Bank and Merger Sub) constitutes a valid and binding obligation of Company and Company Bank, enforceable against Company and Company Bank in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery, or performance by Company of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, the Massachusetts Commissioner of Banks (the “Commissioner”), the Massachusetts Housing Partnership Fund and the New Hampshire Banking Department (“NHBD”); (ii) the Requisite Company Shareholder Approval; (iii) the approval of the Bank Merger and the Plan of Bank Merger by Company, the sole shareholder of Company Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on The Nasdaq Global Select Market (“Nasdaq”) of the Buyer Common Stock to be issued in the Merger (the “Buyer Share Issuance”); (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Commissioner; and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. Each consent, approval, receipt, or waiver by the FRB, the FDIC, the Commissioner, and the NHBD and the making of satisfactory arrangements with the Massachusetts Housing Partnership Fund as referred to in clause (i) is a “Regulatory Approval.” To Company’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Company that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 6.02(b) not being received in order to permit consummation of the Merger and Holdco Merger on a timely basis.

(b) Subject to the receipt of the Requisite Company Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Company and Company Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Company or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

Section 3.08 SEC Documents; Other Reports; Internal Control.

(a) Company has filed with or otherwise furnished to (as applicable) the SEC all reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since December 31, 2019 (the “Company Reports”), and, to the Knowledge of Company, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, including all applicable accounting requirements, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC, as applicable, with respect to any of the Company Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Except as set forth in Company Disclosure Schedule 3.08(b), Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings Company was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened any investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the Commissioner and the FDIC, and all examinations of Company conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Company Bank and Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or Company.

(c) Based on its most recent evaluation prior to the date of this Agreement, Company has not had to disclose to Company’s outside auditors and the audit committee of Company’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Company (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including the Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Any such disclosure was made in writing by management to Company’s auditors and audit committee and true and complete copies of such disclosures have been made available to Buyer. To the Knowledge of Company, as of the date of this Agreement, no fact or circumstance exists that would prevent the Company’s outside auditors and its chief executive officer and chief financial officer from being able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(f) Since December 31, 2019, (x) neither Company nor any of the Company Subsidiaries, nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of the Company Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Company or any of the Company Subsidiaries, whether or not employed or retained by Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the members of the board of directors of Company or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or, to the Knowledge of Company, to any director or officer of Company or any Company Subsidiary.

Section 3.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Company (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Company and its Subsidiaries as of the dates and for the periods shown. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Company Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; (iv) liabilities or obligations incurred directly as a result of this Agreement, or (v) liabilities set forth in Company Disclosure Schedule 3.09(b), neither Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Company.

(c) Company has made available to Buyer a copy of Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off-balance sheet arrangements” effected by Company.

(d) To the Knowledge of Company, Wolf & Company, P.C., which has expressed its opinion with respect to the audited financial statements of Company and its Subsidiaries (including the related notes) included in the Company Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Company as of the date of this Agreement, no fact or circumstance exists that would prevent Wolf & Company, P.C., from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ended December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or to express its opinion with respect to Company’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC after the Effective Time as an exhibit to Buyer’s Current Report on Form 8-K.

Section 3.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the Knowledge of Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Except as set forth in Company Disclosure Schedule 3.10(b), since the Company Balance Sheet Date, the Company and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Company or any of its Subsidiaries into any contract or commitment of more than (A) $250,000 in the aggregate or (B) $250,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Company Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, equity or equity-based incentive, stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Company Benefit Plan or were conducted in the ordinary course of business.

Section 3.11 Legal Proceedings.

(a) Except as set forth in Company Disclosure Schedule 3.11(a), neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Company or any of the Company Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of the Company Subsidiaries or the assets of Company or any of the Company Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Company or any of the Company Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

Section 3.12 Compliance With Laws.

(a) Except as set forth in Company Disclosure Schedule 3.12(a), Company and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Company, and its Subsidiaries, including without limitation, all Laws related to the privacy and security of data or information that constitutes personal data, personally identifiable information, or nonpublic personal information under applicable law or regulation (such information, “Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act. Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(b) Except as set forth in Company Disclosure Schedule 3.12(b), neither Company nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company’s Knowledge, do any grounds for any of the foregoing exist).

(c) Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 3.13 Material Contracts; Defaults.

(a) Other than as set forth on Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any members of the board of directors, officers, employees or consultants of the Company or any of its Subsidiaries providing 2023 annual compensation (including base salary, bonuses, equity compensation or any other form of compensation) that Company estimates in good faith will exceed $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former board member, officer, employee, consultant or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement (other than such increases or vesting contemplated by this Agreement), (iv) the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, other than after the calculation of benefits for Company Equity Awards contemplated by Section 2.07 herein, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Company and or Subsidiaries, (vi) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000, (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by the Company or one of its Subsidiaries of more than $1,000,000 per annum (other than Company Benefit Plans), (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Company or any of its Subsidiaries (collectively, “Company Material Contracts”). Company has previously made available to Buyer true, complete, and correct copies of each Company Material Contract.

(b) (i) Each Company Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto, (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Company Material Contract to which it is a party and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Company Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Company. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Company Material Contracts as set forth on Company Disclosure Schedule 3.13(d), no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 3.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, and to the Knowledge of Company, there is no reason to believe that it is reasonably likely any Governmental Authority will issue, initiate, order, or request any such Company Regulatory Agreement prior to the Closing Date.

Section 3.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Company and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 3.16 Brokers. Neither Company, Company Bank nor any of its officers or members of its board of directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to, BofA Securities, Inc. in accordance with the terms of a letter agreement between BofA Securities, Inc. and Company, a true and complete copy of which has been made available to Buyer prior to the date hereof.

Section 3.17 Employee Benefit Plans.

(a) A list of all material Company Benefit Plans as of the date of this Agreement are identified on Company Disclosure Schedule 3.17(a). For this purpose, a “Company Benefit Plan” means each benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former members of its board of directors of Company or any of its Subsidiaries, or (iii) with respect to which Company or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Company Benefit Plans have been made available to Buyer including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the last three (3) years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Company Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Company Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Company’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. There is no pending or, to Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Company Benefit Plan or Company Pension Plan that would reasonably be expected to subject Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) Except as set forth on Company Disclosure Schedule 3.17(c), no liability under Subtitle C or D of Title IV of ERISA has been incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise), at any time during the six (6)-year period ending on the Closing Date, with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Company Benefit Plans have been timely made. No Company Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Company or any ERISA Affiliate has an outstanding funding waiver. No Company Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Company’s Knowledge, other than as set forth on Company Disclosure Schedule 3.17(e), neither Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) Other than as set forth on Company Disclosure Schedule 3.17(f) or as otherwise expressly provided in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, or (iii) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code.

(g) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) To Company’s Knowledge, Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of each Company Benefit Plan.

(i) Company does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Company Benefit Plan subject to laws other than those of the United States.

Section 3.18 Labor Matters; Employment.

(a) Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge, threatened in writing, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Company’s Knowledge, threatened, nor, to Company’s Knowledge, is there any current activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Company’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Company in any judicial, regulatory or administrative forum.

(c) (i) To Company’s Knowledge, no employee or former employee of Company has within the past fiver (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct against any person who is a current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, (ii) in the past five (5) years neither Company nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Company related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Company, threatened by an employee or former employee of Company related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries.

Section 3.19 Environmental Matters.

(a) To Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries or any predecessor, or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Company’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Company or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Company’s Knowledge, Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Company’s Knowledge, neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Company or any of its Subsidiaries or any predecessor.

(e) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Company’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Company Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Company or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of nay property.

(h) To Company’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Company or any of its Subsidiaries.

(i) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries relating to any property now or formerly owned or operated by Company or any of its Subsidiaries or any predecessor or any Company Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries.

Section 3.20 Tax Matters.

(a) Except as set forth in Company Disclosure Schedule 3.20(a), Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Company or which Company is contesting in good faith. Neither Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Company) upon any of the assets of Company or any of its Subsidiaries.

(b) Except as set forth in Company Disclosure Schedule 3.20(b), Company and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Company’s Knowledge, are pending or threatened with respect to Company or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Company nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Company or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Company or any Subsidiary.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Company or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Company or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Except as set forth in Company Disclosure Schedule 3.20(e), neither Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Company Bank and its Subsidiaries). Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), or (ii) has liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Company and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Company as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Company in filing its Tax Returns. Since December 31, 2022, neither Company nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Company nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Company nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Company nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) Company Disclosure Schedule 3.20(k) sets forth the entity classification of each Subsidiary of Company for U.S. federal income Tax purposes.

(l) To the Knowledge of Company, neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Company Disclosure Schedule 3.20(m) lists each Person who, if the Effective Time were to occur as of the date of this Agreement, to the Knowledge of the Company, would be classified as a “disqualified individual” of Company within the meaning of Section 280G of the Code (each, a “Disqualified Individual”). As of the date of this Agreement, Company has provided to Buyer on Company Disclosure Schedule 3.20(m) certain historical and estimated data in connection with Buyer’s analysis as to whether any Disqualified Individual would reasonably be expected to receive a “parachute payment” within the meaning of Section 280G of the Code, and Company represents and warrants that such historical data is accurate and complete and such estimated data is Company’s good faith estimate as of the date of this Agreement.

Section 3.21 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Company Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries, which pledges are listed in Company Disclosure Schedule 3.21(a). Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

(b) Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 3.22 Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Company or Company Bank as “well-capitalized” will change, and to the Knowledge of Company, there is no reason to anticipate that Company Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 3.23 Loan Portfolio.

(a) As of the date hereof, except as set forth on Company Disclosure Schedule 3.23(a), neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Company or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Company Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of July 31, 2023 had an outstanding balance of $1,000,000 or more and were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Company Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date and (B) each asset of Company or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Company nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Company Loan Property having an outstanding principal balance as of June 30, 2023 greater than $5,000,000, Company (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Company Loan Property is located, covering the portion of such Company Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Company Loan Property, subject only to any Permitted Liens.

(g) Company (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 3.19 herein, and/or has conducted due diligence with respect to each Company Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Company Loan Property was granted as security.

Section 3.24 Mortgage Loans.

(a) Each of Company and each of its Subsidiaries (including Company Bank) (i) is and at all relevant times since December 31, 2019 was approved and in good standing, as required, as an issuer of the Government National Mortgage Association (“Ginnie Mae”), a seller/servicer of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee of the Federal Housing Administration of the U.S. Department of Housing and Urban Development, the United States Department of Veterans Affairs, and the Rural Housing

Service of the United States Department of Agriculture, and as otherwise appropriate by all agencies and governmental or quasi-governmental authorities or by all other entities with which such Company entity conducts and has conducted business, (ii) since December 31, 2019, has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Governmental Authorities, (iii) since December 31, 2019, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Company Mortgage Servicing Rights in respect of any Company Servicing Agreement, except, in the case of subclause (iii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, and (iv) holds and at all relevant times since December 31, 2019 held in good standing all required approvals, permits and licenses of all Governmental Authorities that are necessary to the conduct of the mortgage banking-related business of Company and the Company Subsidiaries (including Company Bank), as applicable.

(b) As of December 31, 2022, subject to Company Applicable Requirements, Company or a Company Subsidiary (including Company Bank), owned the entire right, title and interest free and clear of any liens or encumbrances in and to the Company Acquired Mortgage Loans, Company Mortgage Servicing Rights and Company Owned Mortgage Loans, in each case, that were reflected as an asset in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2022 and has not disposed of any such right, title or interest in such assets except in the ordinary course of business consistent with past practice. Company or a Company Subsidiary (including Company Bank) has the right to service the Company Mortgage Loans currently being serviced by Company or a Company Subsidiary (including Company Bank). If Company or a Company Subsidiary (including Company Bank) originated or acquired a Company Acquired Mortgage Loan and then sold or otherwise transferred such Company Acquired Mortgage Loan to a third party, (i) Company or a Company Subsidiary (including Company Bank), as applicable, had good and marketable title free and clear of any liens or encumbrances, and (ii) such third party does not, as of the date hereof, have the right to exercise any right to demand repurchase of such Company Acquired Mortgage Loan by Company or a Company Subsidiary (including Company Bank).

(c) At all times since December 31, 2019, Company and each of its Subsidiaries have complied with their respective servicing or, as applicable, subservicing, obligations under all Company Applicable Requirements. Since December 31, 2019, neither Company nor any of its Subsidiaries has received written or, to the Knowledge of Company, oral notice of any pending or threatened cancellation or partial termination of any Company Servicing Agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Acquired Mortgage Loan that was originated by Company or any Company Subsidiary (including Company Bank) and, to the Knowledge of Company, each Company Acquired Mortgage Loan that was not originated by Company, was underwritten, originated, funded, insured and securitized in accordance with all Company Applicable Requirements in effect at the applicable time. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Mortgage Loan and the related servicing rights that was sold or otherwise transferred to a third party, was sold or otherwise transferred in accordance with all Company Applicable Requirements in effect at the time of such sale or transfer.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, (i) the origination file, servicing file, records and documents (whether hard copy or electronic) for each Company Mortgage Loan owned or serviced by either Company, any of its Subsidiaries (including Company Bank) or, to the Knowledge of Company, a Company Subservicer as of the date hereof is true and complete and complies with all Company Applicable

Requirements and (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by Company, any Company Subsidiary (including Company Bank) or a Company Subservicer under any Company Servicing Agreement or any Company Applicable Requirements.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all Company Owned Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or the CARES Act or similar state and local laws, directives or guidelines promulgated by any Governmental Authority).

(g) No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to the Company Mortgage Loans that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

(h) To the Knowledge of Company, no obligor under any Company Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, no Company Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any Company Subsidiary (including Company Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated).

(j) Except as would not reasonably be expected to have a Material Adverse Effect on Company, either individually or in the aggregate, either Company or a Company Subsidiary (including Company Bank) (or its designated custodian or servicer) has in its possession the complete Company Data Tape with respect to each Company Acquired Mortgage Loan and neither such Company Data Tape nor any files of Company or a Company Subsidiary (including Company Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.

(k) Prior to the date hereof, Company has delivered to Buyer an electronic file containing, for each Company Owned Mortgage Loan, the Company Data Tape. The Company Data Tape is true and complete in all material respects as of the date specified therein.

(l) Neither Company nor any of its Subsidiaries was a sponsor, co-manager, initial purchaser, depositor or placement agent with respect to any securitization transaction regarding Company Mortgage Loans.

Section 3.25 Reserves.

(a) Company’s allowance for loan losses as reflected in Company’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Company’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company financial statements was, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Company financial statements was correctly accounted for under GAAP.

(d) Company adopted and fully implemented CECL effective as of January 1, 2020.

Section 3.26 Trust Business; Administration of Fiduciary Accounts. Company Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Company Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 3.27 Investment Management and Related Activities. None of Company, any of its Subsidiaries or Company’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.28 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 3.29 CRA, Anti-Money Laundering and Customer Information Security. Except as set forth in Company Disclosure Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Company’s Knowledge, none of Company and its Subsidiaries has been advised of, or has any reason to believe (because of Company Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Company Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Company Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 3.30 Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Company or any of its Subsidiaries, or to Company’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a member of the board of directors of Company or any of its Subsidiaries and other than deposits held by Company Bank in the ordinary course of business. Except as set forth in Company Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective board members, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Company Bank. All agreements between Company and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 3.31 Tangible Properties and Assets.

(a) Company Disclosure Schedule 3.31(a) sets forth a true, correct, and complete list of all personal property owned by Company and each of its Subsidiaries with a book value in excess of $10,000. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Company or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Company Disclosure Schedule 3.31(b) sets forth a true, correct, and complete schedule of all real property (by name and location) owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Company or one of its Subsidiaries (a) has good record, insurable and marketable title to all of the Company Owned Real Property, free and clear of all material Liens, except the following (collectively, “Permitted Liens”): (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Company (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Company Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Buyer prior to the date hereof. No portion of the Company Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Company Owned Real Property.

(c) Company Disclosure Schedule 3.31(c) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements entered into by Company (collectively, the “Company Leases”) under which Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Company Leased Real Property,” and together with the Company Owned Real Property, the “Company Real Property”). Each of the Company Leases is valid, binding, and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Company Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Company Lease, and to Company’s Knowledge, no lessor under a Company Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Company Lease, and Company (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Company Leases. There are no material pending or, to the Knowledge of Company, threatened condemnation proceedings against any Company Real Property. The Company Leases constitute all Company Leases in which Company and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Company Leases are legal, valid, binding upon Company (or its Subsidiary, as applicable) and, to the Knowledge of Company, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and the Company (or its applicable Subsidiary) holds a valid and existing leasehold interest under such Company Leases free and clear of any liens except for Permitted Liens. Except as set forth in Company Disclosure Schedule 3.31(c) hereto, to each of the Company Leases, Company (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Company Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Lease Options”). Company (or its applicable Subsidiary) has the full right to exercise any Lease Options contained in the Company Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

(d) All Company Real Property is in all material respects in a good state of maintenance and repair (normal wear and tear excepted). Since December 31, 2019, Company (or its applicable Subsidiary) has not received a written notice from any Governmental Authority to indicate that any Company Real Property is not in compliance with any zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulation, including, without limitation, the American With Disabilities Act of 1990 all as the same are amended from time to time and all orders and regulations promulgated thereto and to the Knowledge of Company no such noncompliance exists. Company (or its applicable Subsidiary) has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any Company Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement. To the Knowledge of Company, there are no ground leases affecting the interest of said party in any Company Real Property. To the Knowledge of the Company, the improvements constructed at each Company Real Property were constructed in material compliance with all applicable laws and do not encroach on any right of way or setback or any adjoining premises or easement or similar property right benefiting such Company Real Property and, to the Knowledge of Company, there exists no improvements from any adjoining premises that encroach onto any Company Real Property. There are no pending or, to the Knowledge of Company, threatened, actions, litigation, condemnation, eminent domain or other proceedings against any Company Real Property. Company (or its applicable Subsidiary) has not received any written notice of any special assessments that affect any Company Real Property.

Section 3.32 Intellectual Property. Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, (a) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Company in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Company, no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; and (d) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries.

Section 3.33 Insurance.

(a) Company Disclosure Schedule 3.33(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $100,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion.

(b) Company Disclosure Schedule 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of July 31, 2023. The value of such BOLI is and has been fairly and accurately reflected in Company’s balance sheet in accordance with GAAP.

Section 3.34 Anti-Takeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Restrictions”) is applicable to this Agreement and the transactions contemplated by this Agreement.

Section 3.35 Fairness Opinion. The board of directors of Company has received an opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock. BofA Securities, Inc. has not amended or rescinded that opinion as of the date of this Agreement.

Section 3.36 Joint Proxy Statement-Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Company Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information to be supplied by Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the registration statement on Form S-4 (the “Registration Statement”) or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 3.37 Information Security.

(a) Except as set forth in Company Disclosure Schedule 3.37, to Company’s Knowledge, since December 31, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries.

(b) Company and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Company or any of its Subsidiaries. Company has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Company’s practices concerning the Processing of Personal Data. Company has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Company and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of all hardware, software, databases, systems, networks, websites, applications and other information technology assets and equipment (collectively, “IT Assets”) and Personal Data used in its business against any (i) loss or misuse of Personal Data, (ii) unauthorized access or unlawful operations performed upon such IT Assets or Personal Data or (iii) other act or omission that compromises the security or confidentiality of the IT Assets or Personal Data (clauses (i) through (iii), a “Security Breach”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, to Company’s Knowledge, since December 31, 2019, neither the Company nor its Subsidiaries has experienced any Security Breach.

(d) Company has executed a current, legal, valid and binding agreement (each a “Data Vendor Agreement”) with each third party that Processes Personal Data for or on behalf of Company that satisfies in all material respects the requirements of all Privacy Obligations.

Section 3.38 Indemnification. Except as provided in the Company’s Articles of Organization and Bylaws, or the Company Material Contracts, neither Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former board members, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Company (a “Company Covered Person”), and, to the Knowledge of Company, there are no claims for which any Company Covered Person would be entitled to indemnification under the Company’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 3.39 Questionable Payments. Neither Company, Company Bank nor any of their Subsidiaries, nor to the Company’s Knowledge, any board member, officer, employee, agent or other person acting on behalf of the Company, Company Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 3.40 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any of its Subsidiaries (including Company Bank), nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Buyer or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Company acknowledges and agrees that neither Buyer nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Buyer and Merger Sub expressly contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Section 4.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer.

(b) Except (i) as set forth on the Buyer Disclosure Schedule; provided that any disclosures made with respect to a section of this Article IV shall be deemed only to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Buyer with the SEC since December 31, 2020 prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer, Buyer Bank and Merger Sub represent and warrant as follows:

Section 4.02 Organization, Standing and Authority.

(a) Buyer is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Buyer Bank is a Massachusetts chartered state bank duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists of 1,000,000,000 shares of Buyer Common Stock. As of the date of this Agreement, there were (i) 176,376,675 shares of Buyer Common Stock outstanding (including shares held in the Buyer ESOP and 544,590 shares of unvested restricted stock), (ii) 18,675,815 shares reserved for issuance under existing Options, (iii) no shares held in treasury, (iv) no shares held by Buyer Subsidiaries, and (v) 6,529,030 shares reserved for future issuance pursuant to the Buyer Equity Plan. The outstanding shares of Buyer Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries. There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Buyer or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Buyer Common Stock or other equity interests of the Buyer. All shares of Buyer Common Stock subject to issuance as set forth in this Section 4.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of Buyer’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock or capital stock of any of Buyer’s Subsidiaries or any other securities of Buyer or any of Buyer’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Buyer nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Buyer or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Buyer may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Buyer, are issued or outstanding.

Section 4.04 Subsidiaries.

(a) (i) Buyer has made available to Company a complete and accurate list of all of Buyer’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Buyer’s Subsidiaries are or may become required to be issued (other than to Buyer) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Buyer or a wholly-owned Subsidiary of Buyer), (v) there are no contracts, commitments, understandings, or arrangements relating to Buyer’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Buyer, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Buyer free and clear of all Liens.

(b) Buyer does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Buyer’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, has been made available to Company.

Section 4.05 Corporate Power; Minute Books. Buyer and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Buyer’s shareholders of this Agreement and Buyer of the Plan of Bank Merger. Buyer has made available to Company complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Buyer and the board of directors and each committee of the board of directors of Buyer Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Buyer and Buyer Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Buyer and Buyer Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Buyer and Buyer Bank and the boards of directors of Buyer and Buyer Bank (including committees of such boards of directors).

Section 4.06 Corporate Authority.

(a) Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Buyer. The board of directors of Buyer has directed that this Agreement be submitted to Buyer’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of the Buyer Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Buyer Common Stock (the “Requisite Buyer Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Buyer Bank and Buyer as the sole shareholder of Buyer Bank, no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, Buyer Bank and Merger Sub and (assuming due authorization, execution and delivery by Company and Company Bank) constitutes a valid and binding obligation of Buyer and Buyer Bank, enforceable against Buyer and Buyer Bank in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

Section 4.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery, or performance by Buyer of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) Regulatory Approvals; (ii) the Requisite Buyer Shareholder Approval, (iii) the approval of the Bank Merger and the Plan of Bank Merger by Buyer, the sole shareholder of Buyer Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on Nasdaq of the Buyer Share Issuance, (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Secretary of the Commonwealth of Massachusetts and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. To Buyer’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Buyer that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 7.01(b) not being received in order to permit consummation of the Merger and Bank Merger on a timely basis.

(b) Subject to the receipt of the Requisite Buyer Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer and Buyer Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer.

Section 4.08 SEC Documents; Other Reports; Internal Controls.

(a) Buyer has filed with or otherwise furnished to (as applicable) the SEC all required reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since August 10, 2020 (the “Buyer Reports”), and, to the Knowledge of Buyer, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, including all applicable accounting requirements, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Buyer and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection with any filings Buyer was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened any investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries. Buyer has made available to Company a list of all examinations of Buyer Bank conducted by the Commissioner and the FDIC, and all examinations of Buyer conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.08(b) or this Agreement shall require Buyer to provide Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.

(c) Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Buyer (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Buyer, including Buyer’s Subsidiaries, is made known to the chief executive officer and the chief financial officer of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Buyer, any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. Any such disclosure was made in writing by management to Buyer’s auditors and audit committee and true and complete copies of such disclosures have been made available to Company.

(f) Since December 31, 2019, (x) neither Buyer nor any of Buyer’s Subsidiaries nor, to the Knowledge of Buyer, any director, officer, auditor, accountant or representative of Buyer or any of the Buyer Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs- charge-offs and accruals) of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed or retained by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Buyer or any of the Buyer Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Buyer or any committee thereof or the board of directors or similar governing body of any Buyer Subsidiary or any committee thereof, or, to the Knowledge of Buyer, to any director or officer of Buyer or any Buyer Subsidiary.

Section 4.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Buyer (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned (or informed Buyer that it intends to resign) or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.

(c) Buyer has made available to Company a copy of Buyer’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off balance sheet arrangements” effected by Buyer.

(d) To the Knowledge of Buyer, Ernst and Young LLP, which has expressed its opinion with respect to the audited financial statements of Buyer and its Subsidiaries (included the related notes) included in the Buyer Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Buyer as of the date of this Agreement, no fact or circumstance exists that would prevent Ernst and Young LLP from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ending December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or express its opinion with respect to Buyer’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC as part of Buyer’s Annual Report on Form 10-K.

Section 4.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Buyer Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Buyer, and to the Knowledge of the Buyer, no fact or condition exists which is reasonably expected to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Buyer or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Buyer’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Buyer or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Buyer or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Buyer or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Since the Buyer Balance Sheet Date, the Buyer and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Buyer or any of its Subsidiaries into any contract or commitment of more than (A) $500,000 in the aggregate or (B) $500,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Buyer Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Buyer or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Buyer Benefit Plan or were conducted in the ordinary course of business.

Section 4.11 Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Buyer, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer, any of the Buyer Subsidiaries or the assets of Buyer or any of the Buyer Subsidiaries that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.12 Compliance with Laws.

(a) Buyer and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Buyer and its Subsidiaries, including without limitation, all Laws related to the privacy and security of Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act.

(b) Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Neither Buyer nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).

(d) Buyer has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 4.13 Material Contracts; Defaults.

(a) Neither Buyer nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any directors, officers, employees or consultants of Buyer or any of its Subsidiaries providing annual base compensation in excess of $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former director, officer, employee, consultant or agent of Buyer or any of its Subsidiaries to indemnification from Buyer or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement, (iv) the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Buyer and or Subsidiaries, (vi) which provides for payments to be made by Buyer or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000 (other than

Buyer Benefit Plans), (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Buyer’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by Buyer or one of its Subsidiaries of more than $1,000,000 per annum, (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Buyer of any of its Subsidiaries (collectively, “Buyer Material Contracts”). Buyer has previously made available to Company true, complete, and correct copies of each Buyer Material Contract.

(b) (i) Each Buyer Material Contract is valid and binding on Buyer or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Buyer, is valid and binding on the other parties thereto, (ii) Buyer and each of its Subsidiaries and, to the Knowledge of Buyer, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Buyer Material Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any other party thereto, under any such Buyer Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Buyer. No power of attorney or similar authorization given directly or indirectly by Buyer is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Buyer Third Party Consents”) required under Buyer Material Contracts, no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 4.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Buyer Regulatory Agreement, and to the Knowledge of Buyer, there is no reason to believe that it is reasonably expected any Governmental Authority will issue, initiate, order or request any such Buyer Regulatory Agreement prior to the Closing Date.

Section 4.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Buyer or one of its Subsidiaries enforceable in accordance with their terms

(except as may be limited by the Enforceability Exceptions). Buyer and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Buyer, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 4.16 Joint Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the Registration Statement, or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, as so amended or supplemented, in light of the circumstances under which they were made, not misleading; provided, however, that that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.17 Brokers. Except for the fees and expenses of J.P. Morgan Securities LLC (which will be paid by Buyer), none of Buyer, Merger Sub, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.18 Employee Benefit Plans.

(a) A list of all material Buyer Benefit Plans as of the date of this Agreement are identified on Buyer Disclosure Schedule 4.18(a). For this purpose, a “Buyer Benefit Plan” means each benefit and compensation plans, contract, policy, or arrangement (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Buyer Benefit Plans have been made available to Company including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the past three (3) plan years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Buyer Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Buyer Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Buyer Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Buyer’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans. Neither Buyer nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that would reasonably be expected to subject Buyer or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Neither Buyer nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise) at any time during the six (6)-year period ending on the Closing Date with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Buyer Benefit Plans have been timely made. No Buyer Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Buyer Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a “change in control” of Buyer or any of its Subsidiaries, as defined in Section 280G of the Code.

(g) No Buyer Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code. The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a change in control, as such term is defined under any applicable Buyer Benefit Plan.

(h) To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan.

(i) Buyer does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Buyer Benefit Plan subject to laws other than those of the United States.

Section 4.19 Labor Matters; Employment.

(a) Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge, threatened in writing, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Buyer and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Buyer’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Buyer in any judicial, regulatory or administrative forum.

(c) (i) To Buyer’s Knowledge, no employee or former employee of Buyer has within the past five (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct have been against any person who is a current or former member of the board of directors of Buyer or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries, (ii) in the past five (5) years neither Buyer nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Buyer related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Buyer, threatened by an employee or former employee of Buyer related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer, or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries.

Section 4.20 Tax Matters.

(a) Buyer and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Neither Buyer nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.

(b) Buyer and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Buyer’s Knowledge, are pending or threatened with respect to Buyer or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Buyer or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Buyer or any Subsidiary.

(d) Buyer has made available to Company true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Buyer or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Buyer has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Buyer and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Buyer or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Buyer nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Neither Buyer nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Buyer and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Buyer nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Buyer Bank and its Subsidiaries). Neither Buyer nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), or (ii) has liability for the Taxes of any Person (other than Buyer or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Buyer and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Buyer as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Buyer in filing its Tax Returns. Since December 31, 2022, neither Buyer nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Buyer nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Buyer nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Buyer nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Buyer nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) To the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.21 Environmental Matters.

(a) To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries or any predecessor, or any property in which Buyer or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Buyer Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Buyer’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Buyer or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Buyer’s Knowledge. Neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Buyer or any of its Subsidiaries or any predecessor.

(e) Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Buyer nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Buyer’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Buyer, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Buyer Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Buyer or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any property.

(h) To Buyer’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Buyer or any of its Subsidiaries.

(i) There is no litigation pending or, to Buyer’s Knowledge, threatened against Buyer or any of its Subsidiaries relating to any property now or formerly owned or operated by Buyer or any of its Subsidiaries or any predecessor or any Buyer Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Buyer’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Buyer or any of its Subsidiaries.

Section 4.22 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer, each of Buyer and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Buyer Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities and commodities are valued on the books of Buyer in accordance with GAAP in all material respects.

(b) Buyer and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of their respective businesses, and Buyer and its Subsidiaries have, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 4.23 Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Buyer or Buyer Bank as “well-capitalized” will change, and to the Knowledge of Buyer, there is no reason to anticipate that Buyer Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 4.24 Loan Portfolio.

(a) As of the date hereof, except as set forth on Buyer Disclosure Schedule 4.24(a), neither Buyer nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Buyer or any Subsidiary of Buyer is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Buyer or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Buyer or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Buyer Disclosure Schedule 4.24(a) sets forth a true, correct and complete list of (A) all of the Loans of Buyer and its Subsidiaries that, as of July 31, 2023, had an outstanding balance of $1,000,000 or more and were classified by Buyer as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Buyer Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, and (B) each asset of Buyer or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Buyer or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Buyer and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, each outstanding Loan of Buyer or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Buyer and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Buyer or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Buyer nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Buyer Loan Property having an outstanding principal balance as of June 30, 2023 greater than $1,000,000, Buyer (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Buyer Loan Property is located, covering the portion of such Buyer Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Buyer Loan Property, subject only to Permitted Liens.

(g) Buyer (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 4.21 herein, and/or has conducted due diligence with respect to each Buyer Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Buyer Loan Property was granted as security.

Section 4.25 Reserves.

(a) Buyer’s allowance for loan losses as reflected in Buyer’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Buyer financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Buyer’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer financial statements, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Buyer financial statements was correctly accounted for under GAAP.

(d) Buyer adopted and fully implemented CECL effective as of January 1, 2022.

Section 4.26 Trust Business; Administration of Fiduciary Accounts. Buyer Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Buyer Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 4.27 Investment Management and Related Activities. None of Buyer, any of its Subsidiaries or Buyer’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 4.28 Repurchase Agreements. With respect to all agreements pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Buyer or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 4.29 CRA, Anti-Money Laundering and Customer Information Security. Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Buyer’s Knowledge, none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Buyer Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Buyer Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Buyer Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 4.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director of Buyer or any of its Subsidiaries and other than deposits held by Buyer Bank in the ordinary course of business. Neither Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Buyer Bank. All agreements between Buyer and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 4.31 Tangible Properties and Assets.

(a) Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Buyer or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Buyer or one of its Subsidiaries (a) has good record, insurable and marketable title to all real property (by name and location) owned by Buyer or any of its Subsidiaries (the “Buyer Owned Real Property”), free and clear of all material Liens, except for Permitted Liens. Buyer (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Buyer Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Company prior to the date hereof. No portion of the Buyer Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Buyer Owned Real Property.

(c) Each of the leases, subleases, licenses or other agreements entered into by Buyer (the “Buyer Leases”) under which Buyer uses or occupies or has the right to use or occupy, now or in the future, real property (the “Buyer Leased Real Property,” and together with the Buyer Owned Real Property, the “Buyer Real Property”) is valid, binding, and in full force and effect and neither Buyer nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Buyer Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Buyer or any of its Subsidiaries of, or material default by Buyer or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Buyer Lease, and to Buyer’s Knowledge, no lessor under a Buyer Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Buyer Lease, and Buyer (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Buyer’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Buyer or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Buyer and each of its Subsidiaries has paid all rents and other charges to the extent due under the Buyer Leases. There are no material pending or, to the Knowledge of Buyer, threatened condemnation proceedings against any Buyer Real Property. The Buyer Leases constitute all leases in which Buyer and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Buyer Leases are legal, valid, binding upon Buyer (or its Subsidiary, as applicable) and, to the Knowledge of Buyer, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and Buyer (or its applicable Subsidiary) holds a valid and existing leasehold interest under such leases free and clear of any liens except for Permitted Liens. To each of the Buyer Leases, Buyer (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Buyer Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Buyer Lease Options”). Buyer (or its applicable Subsidiary) has the full right to exercise any Buyer Lease Options contained in the Buyer Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

Section 4.32 Intellectual Property. Buyer and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, (a) the use of any Intellectual Property by Buyer and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Buyer or any Buyer Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Buyer in writing that Buyer or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Buyer, no person is challenging, infringing on or otherwise violating any right of Buyer or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Buyer or its Subsidiaries; and (d) neither Buyer nor any Buyer Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Buyer or any Buyer Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, Buyer and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Buyer and its Subsidiaries.

Section 4.33 Insurance. Buyer and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All the Buyer Insurance Policies are in full force and effect, and neither Buyer nor any of its Subsidiaries is in material default of them and all claims under the Buyer Insurance Policies have been filed in a timely fashion.

Section 4.34 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the Joint Proxy Statement-Prospectus and the Registration Statement or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.35 Information Security.

(a) Since January 1, 2018, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries.

(b) Buyer and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Buyer or any of its Subsidiaries. Buyer has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Buyer’s practices concerning the Processing of Personal Data. Buyer has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Buyer and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of its IT Assets and Personal Data used in its business against any Security Breach. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer, to Buyer’s Knowledge, since January 1, 2020, neither the Buyer nor its Subsidiaries has experienced any Security Breach.

(d) Buyer has executed a current, legal, valid and binding Data Vendor Agreement with each third party that Processes Personal Data for or on behalf of Buyer that satisfies in all material respects the requirements of all Privacy Obligations.

Section 4.36 Indemnification. Except as provided in Buyer’s Articles of Organization and Bylaws, or the Buyer Material Contracts, neither Buyer nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Buyer (a “Buyer Covered Person”), and, to the Knowledge of Buyer, there are no claims for which any Buyer Covered Person would be entitled to indemnification under Buyer’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 4.37 Questionable Payments. Neither Buyer, Buyer Bank nor any of their Subsidiaries, nor to the Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of the Buyer, Buyer Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Buyer or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Buyer or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 4.38 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor any of its Subsidiaries (including Buyer Bank), nor any other person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Buyer acknowledges and agrees that neither Company nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Company expressly contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business Prior to Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Buyer Disclosure Schedule), as may be required by Law or as consented to in writing by the other party, (a) each of Company and Buyer shall, and shall cause their respective Subsidiaries to, (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers and (b) each of Buyer and Company shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Buyer or Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.02 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to the Company’s ability to consummate the Merger of the transactions contemplated by this Agreement, or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, except, in each case, as may be required by applicable Law or GAAP.

(b) Indebtedness. Other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly-owned Subsidiaries to Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned Subsidiary of Company) unless Buyer consents in writing (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2021).

(c) Capital Stock.

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Company Common Stock or any securities of any Company Subsidiary, except, in each case, (A) regular quarterly cash dividends by Company at a rate not in excess of $0.67 per share of Company Common Stock, and any associated dividend equivalents for Company Equity Awards, (B) dividends paid by any of the Subsidiaries of Company to Company or any of Company’s wholly-owned Subsidiaries, and (C) the acceptance, withholding or net settlement of shares of Company Common Stock for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements (the “Permitted Actions”);

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of the Company or any securities of any Company Subsidiary;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary, except pursuant to the vesting or settlement of Company Equity Awards in accordance with their terms, in each case, outstanding as of the date hereof; or

(v) directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than Permitted Actions.

(d) Compensation; Employment Agreements, Etc. Except as required under applicable Law or by the terms of any Company Benefit Plan existing as of the date hereof:

(i) enter into, adopt or terminate any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Company or any of its Subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Company Benefit Plan if in effect as of the date hereof);

(ii) amend (whether in writing or through the interpretation of) any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;

(iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth on Company Disclosure Schedule 5.02(d);

(iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation;

(v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;

(vi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(vii) fund or provide any funding for any rabbi trust or similar arrangement; or

(viii) provide, or commit to provide, retiree medical benefits to any person.

Notwithstanding anything to the contrary contained in this Section 5.02(d), neither Company nor any of its Subsidiaries shall provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under this Agreement, settlement of Company Equity Awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives).

(e) Hiring; Promotions. (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business.

(f) Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.02(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of officers or board members of Company or any of its Subsidiaries, or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2019.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, OREO, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2019 or pursuant to contracts or agreements in force at the date of this Agreement and listed on Company Disclosure Schedule 5.02(g).

(h) Acquisitions and Investments. Acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2019, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Company.

(i) Intellectual Property. Abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by Company or any Company Subsidiary.

(j) Capital Expenditures. Make or commit to make any capital expenditures so long as any capital expenditures that would cause Company’s aggregate capital expenditure budget to exceed by five percent (5%) the aggregate 2023 capital expenditure budget set forth in Company Disclosure Schedule 5.02(j) in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair or Buyer consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(k) Governing Documents. Amend Company’s Articles of Organization or Bylaws or any equivalent documents of any of Company’s Subsidiaries.

(l) Accounting Methods. Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP, or at the written direction of a Governmental Authority.

(m) Company Material Contracts, Etc. Except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any Company Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Company or its Subsidiaries or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement; provided that this clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by this Section 5.02. Notwithstanding the foregoing, nothing herein shall prohibit Company or any its Subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Company or its respective Subsidiary.

(n) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company under any agreement with any Governmental Authority or under any Company Material Contract, Company Lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits.

(o) Claims. Except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2021, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries or board members or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $100,000 individually or $200,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Company or any Company Subsidiary in respect thereof but inclusive of any amount of proceeds paid by Company or any of its Subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of the Company or any of its Subsidiaries; provided that, this Section 5.02(o) shall not apply to Tax matters, which shall be governed by Section 5.02(v), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Company or its Subsidiaries or the Surviving Entity or its Subsidiaries.

(p) Banking Operations. Enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Company or any of its Subsidiaries.

(q) Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.

(r) Investment Securities. Materially restructure or materially change the investment securities, derivatives, wholesale funding or BOLI portfolio of Company or any of its Subsidiaries, or the interest rate exposure of Company or any of its Subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(s) Deposits. Make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice.

(t) Loans. Take any action with respect to loans other than as set forth on Company Disclosure Schedule 5.02(t).

(u) Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of OREO properties in the ordinary course); enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property.

(v) Taxes. Make, change or revoke any material income Tax election, change any Tax accounting period, adopt or change any material Tax accounting method, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(w) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger, and the Holdco Merger, taken together, or the Bank Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(x) Environmental Assessments. Except for foreclosures in process as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.02(x), foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM 1527-13 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA § 101(35) (“Phase I Assessment”), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of Hazardous Substances regulated under Environmental Laws or any other material environmental issue.

(y) Restructuring. Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(z) Facilities. Except as required by Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility.

(aa) Loan Workouts. Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and past practices since December 31, 2021.

(bb) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 Buyer Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by Law, Buyer shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of the conditions to the Merger set forth in Article VII not being satisfied except, in each case, as may be required by applicable Law or GAAP.

(b) Articles of Organization and Bylaws. Amend the Articles of Organization or Bylaws of Buyer or any of its Subsidiaries in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely affect the holders of Company Common Stock relative to other holders of Buyer Common Stock.

(c) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Capital Stock. Adjust, split, combine or reclassify any capital stock of Buyer that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock or make, declare or pay any extraordinary dividend on any capital stock of Buyer.

(e) Acquisitions. Enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all Regulatory Approvals.

(f) Dispositions. Sell or transfer all or substantially all of the assets of Buyer or Buyer Bank, merge or consolidate Buyer or Buyer Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Buyer or Buyer Bank.

(g) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.03.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VII of this Agreement, and shall cooperate fully to that end.

Section 6.02 Shareholder Approval.

(a) Company agrees to take, in accordance with applicable Law, the Articles of Organization of Company and the Bylaws of Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 6.07, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”) and shall not make a Company Adverse Recommendation Change, except in accordance with Section 6.07. Company shall engage a proxy solicitor reasonably acceptable to Buyer to assist in the solicitation of proxies from shareholders relating to the Requisite Company Shareholder Approval. Except in accordance with the terms of Section 6.07, Company’s board of directors shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Company Adverse Recommendation Change, Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve Company of the obligation to do so. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Company’s board of directors. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(a) and any further adjournment or postponement of the Company Meeting shall require the prior written consent of Buyer.

(b) Buyer agrees to take, in accordance with applicable Law, the Articles of Organization of Buyer and the Bylaws of Buyer, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of the Buyer Share Issuance and any other matters required to be approved by Buyer’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Buyer Meeting”) and, except in the case of a Buyer Adverse Recommendation Change, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve the Buyer Share Issuance (the “Buyer Board Recommendation”), and shall not make a Buyer Adverse Recommendation Change except in accordance with Section 6.07. Except in accordance with the terms of Section 6.07, Buyer’s board of directors shall at all times prior to and during the Buyer Meeting recommend approval of this Agreement by the shareholders of Buyer and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Company or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Buyer Adverse Recommendation Change, Buyer shall submit this Agreement to its shareholders for their consideration at the Buyer Meeting and nothing in this Agreement shall relieve Buyer of the obligation to do so. In the event that there is present at the Buyer Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Buyer Shareholder Approval, Buyer will not adjourn or postpone the Buyer Meeting unless Company has adjourned or postponed the Company Meeting or Buyer is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Buyer’s board of directors. Buyer shall keep Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by Company. Buyer shall adjourn or postpone the Buyer Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Buyer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Buyer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Buyer Shareholder Approval. Buyer shall only be required to adjourn or postpone the Buyer Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(b) and any further adjournment or postponement of the Buyer Meeting shall require the prior written consent of Company.

(c) Each of Buyer and Company shall use its reasonable best efforts to cause the Buyer Meeting and the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective and on the same date, with the Company Meeting occurring prior to the Buyer Meeting.

Section 6.03 Registration Statement; Joint Proxy Statement-Prospectus; Nasdaq Listing.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Joint Proxy Statement-Prospectus and all related documents). Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within thirty-five (35) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and Company’s independent auditors in connection with the Registration Statement and the Joint Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) Company, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders, and (ii) Buyer, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders.

(b) Buyer will promptly notify Company of when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Joint Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement-Prospectus, or for any other filing or for additional information and will supply Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement-Prospectus, the Merger, or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders and Buyer shareholders an amendment or supplement.

(d) Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and will provide Company and its counsel with a copy of all SEC filings.

(e) Buyer agrees to use commercially reasonable efforts to list, prior to the Closing Date, on Nasdaq the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.

(f) In the event Company is required to be included in any registration statements for the issuance of securities of Buyer or in Buyer Reports, Company agrees to provide Buyer with any information, certificates, documents or other materials about Company as are reasonably necessary to be included in such other SEC reports or registration statements, including the Registration Statement referenced in Section 6.03(a) and any other registration statements which may be filed by Buyer prior to the Effective Time. Company shall use its reasonable efforts to cause its attorneys and accountants to provide Buyer and any underwriters for Buyer with any consents, opinion letters, reports or information which are necessary to complete the registration statements and applications for any other acquisition or issuance of securities. Buyer shall reimburse Company for all expenses reasonably incurred by Company if another acquisition is terminated for any reason. Buyer shall not file with the SEC any registration statement or amendment or supplement containing information regarding Company unless Company shall have consented to the disclosure contained in the filing, which consent shall not be unreasonably delayed or withheld.

Section 6.04 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Joint Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and the Holdco Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the Merger and Holdco Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which the board of directors of Buyer reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that Buyer would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Joint Proxy Statement-Prospectus and any application, petition, or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Provided that Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications for the Merger and the Holdco Merger with the FRB, the Commissioner and the NHBD within thirty (30) days after the date of this Agreement. Buyer, after consultation with Company, may file with the FDIC and the Commissioner (and the NHBD, if required), before or after the Effective Time, the requisite applications for the Bank Merger, and notwithstanding any other provision in this Agreement, Buyer shall not have any obligation cause the Bank Merger to be consummated as expeditiously as practicable. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority and Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

(b) Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by Company or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c) Buyer will notify Company promptly and shall promptly furnish Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives).

Section 6.05 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall reasonably coordinate with Buyer regarding all material communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement.

Section 6.06 Access; Information.

(a) Company and Buyer agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, each shall afford the other party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other party may reasonably request and, during such period, shall furnish promptly to the other party all information concerning its business, properties, and personnel as the other party may reasonably request, including, without limitation, a good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information, (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of Company or Buyer with respect to confidentiality (provided that the party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b) No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other party set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated by this Agreement.

Section 6.07 No Solicitation by Company.

(a) Except as expressly permitted by this Section 6.07, each of Buyer and Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable. Except as permitted by this Section 6.07, after the execution and delivery of this Agreement, each of Buyer and Company shall not, shall cause its respective Subsidiaries and its respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, (ii) participate or engage in any negotiations with any Person with, or furnish any nonpublic information relating to, or (iii) engage or participate in any discussions with any Person regarding, a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable, except to notify such Person of the existence of the provisions of this Section 6.07.

(b)

(i) Notwithstanding the foregoing, each of the board of directors of Buyer and the board of directors of Company shall be permitted, through any Representative, to take the following actions, prior to the receipt of the Requisite Buyer Shareholder Approval (in the case of actions by the board of directors of Buyer or Buyer’s Representatives) or the receipt of the Requisite Company Shareholder Approval (in the case of actions by the board of directors of Company or Company’s Representatives), in response to an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, made to it after the date of this Agreement (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, as applicable, it being agreed that each of Buyer and Company may correspond in writing with any Person making such a written Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, to request clarification of the terms and conditions thereof so as to determine whether such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or would reasonably be likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, if the Buyer board of directors or the Company board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or is reasonably likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law): (A) engage in, enter into or otherwise participate in discussions and negotiations regarding such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, with the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives), and (B) provide any nonpublic information or data concerning Buyer or Company, as applicable, to the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives, including potential financing sources); provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to this Section 6.07(b)(i), Buyer or Company, as applicable, shall have provided such information to the other party to this Agreement, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Buyer or Company, as applicable. Each of Buyer and Company will promptly (and in any event within one (1) Business Day) advise Company or Buyer, respectively and as applicable, following receipt of any Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, or any inquiry which could reasonably be expected to lead to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and, if applicable, copies of any documents or correspondence evidencing such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable) and will keep Company or Buyer, respectively and as applicable, reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable. Each of Buyer and Company shall use its reasonable best efforts, subject to applicable Law and the fiduciary duties of the board of directors of Buyer and the board of directors of Company, as applicable, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(ii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Company (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, (v) if a Company Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Company Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Company Acquisition Proposal or (2) reaffirms the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, or (vi) authorize, cause or permit Company (or any of its respective Affiliates) to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement relating to any Company Acquisition Proposal (except for confidentiality agreements referred to and entered into in accordance with the terms of Section 6.07(b)(i)) (any of the foregoing in this clause (iv), an “Acquisition Agreement”) (any such action set forth in this Section 6.07(b), a “Company Adverse Recommendation Change”).

(iii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Buyer (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Company, the Buyer Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Buyer Acquisition Proposal, (iii) fail to include the Buyer Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Buyer Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, (v) if a Buyer Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Buyer Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Buyer Acquisition Proposal or (2) reaffirms the Buyer Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, or (vi) authorize, cause or permit Buyer (or any of its respective Affiliates) to enter into any Acquisition Agreement (any such action set forth in this Section 6.07(b), a “Buyer Adverse Recommendation Change”).

(iv) Notwithstanding anything in this Agreement to the contrary, (x) with respect to a Buyer Acquisition Proposal, at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change and (y) with respect to a Company Acquisition Proposal, at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change, in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, respectively) is made to Buyer or Company, as applicable, and is not withdrawn, (B) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes a Buyer Superior Proposal or Company Superior Proposal, as applicable, (C) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (D) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Notice Period”) shall have elapsed since Buyer or Company, as applicable, has given written notice to the other party to this Agreement advising the other party that Buyer or Company, as applicable, intends to take such action, identifying the Person making the Buyer Superior Proposal or Company Superior Proposal, as applicable, and describing the material terms and conditions of any such Buyer Superior Proposal or Company Superior Proposal, as applicable, that is the basis of the proposed action (and attaching copies of all agreements or other documents evidencing such Buyer Superior Proposal or Company Superior Proposal, as applicable,) (a “Superior Proposal Notice”), which Superior Proposal Notice shall not constitute a Buyer Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Buyer or Company, as applicable, has considered and, if requested by the other party, engaged and caused its Representatives to engage in good faith discussions with the other party regarding any adjustment or modification of the terms of this Agreement proposed by the other party so that the Buyer Superior Proposal or Company Superior Proposal, as applicable, ceases to constitute a Buyer Superior Proposal or Company Superior Proposal, as applicable, and (F) the board of directors of Buyer or the board of directors of Company, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party in response to the Superior Proposal Notice or otherwise) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, giving rise to the Superior Proposal Notice continues to constitute a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that if any material revisions are made to the Buyer Superior Proposal or Company Superior Proposal, applicable (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Buyer Superior Proposal or Company Superior Proposal, as applicable), the board of directors of Buyer or the board of directors of Company, as applicable, shall give a new Superior Proposal Notice to the other party and shall comply again with the requirements of this Section 6.07(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice and ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period).

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, (I) at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change and (II) at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change, if (A) a Company Intervening Event or Buyer Intervening Event, as applicable, has occurred with respect to Company or the Company Subsidiaries or with respect to Buyer or the Buyer Subsidiaries, respectively and as applicable, (B) the board of directors of Company or the board of directors of Buyer, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (C) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (the “Intervening Event Notice Period”) shall have elapsed since the applicable party has given written notice (which written notice shall not constitute a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, for any purpose of this Agreement) to the other party advising that such party intends to take such action and describing in reasonable detail the facts and circumstances that is the basis for the proposed action (an “Intervening Event Notice”), (D) during such Intervening Event Notice Period, such party has considered and, if requested by the other party to this Agreement, engaged and caused its Representatives to engage in good faith discussions with such other party, regarding any adjustment or modification of the terms of this Agreement proposed by such other party in order to obviate the need to make such Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, and (E) the board of directors of Company or the board of directors of Buyer, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party in response to the Intervening Event Notice or otherwise) that failure by the board of directors of Company or the board of directors of Buyer, as applicable, to effect a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, respectively, would be reasonably likely to result in a violation of its fiduciary duties under applicable Law.

(c) Nothing contained in this Section 6.07 shall prohibit Buyer or Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) informing any Person of the existence of the provisions contained in this Section 6.07 or, (iii) making any disclosure to its shareholders if, after consultation with its outside legal counsel, the board of directors of Buyer or the board of directors of Company, as applicable, determines that such disclosure would be required under applicable Law; provided, however, that any such disclosure relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, shall be deemed to be a Buyer Adverse Recommendation Change or Company Adverse Recommendation Change, as applicable, unless it is limited to a stop, look, and listen communication or Buyer’s board of directors or Company’s board of directors, as applicable, reaffirms the Buyer Board Recommendation or Company Board Recommendation, as applicable, in such disclosure and does not recommend that Buyer shareholders or Company shareholders, as applicable, tender their shares or otherwise support such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable.

Section 6.08 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former board member or officer of Company and its Subsidiaries (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a board member or officer of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a board member, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to have the right to be indemnified under the Articles of Organization and Bylaws of Company as in effect on the date of this Agreement as though such Articles of Organization and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by Company under the Company’s Articles of Organization, upon receipt of an undertaking to repay such advance payments if such officer, board member or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the Company’s Articles of Organization. Buyer’s obligations under this Section 6.08(a) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim; and provided further, that Buyer’s obligations as successor in interest to the Company shall continue as required under the Articles of Organization and Bylaws of the Company.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.

(c) Prior to the Closing, Buyer shall cause the Surviving Entity as of the Effective Time to obtain and fully pay the premium for the extension of Company’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with terms, conditions, retentions, and limits of liability that are at least as favorable to the Indemnified Parties as Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions it contemplates); provided, however, that in no event shall Company expend, or Buyer or the Surviving Entity be required to expend, for such “tail” policy in the aggregate a premium amount in excess of an amount (the “Maximum D&O Tail Premium”) equal to 300% of the annual premiums paid by Company for D&O Insurance in effect as of the date of this Agreement; provided further, that if the cost of such a tail policy exceeds the Maximum D&O Tail Premium, Company, Buyer or the Surviving Entity shall obtain a tail policy with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium.

(d) If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.08.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or its officers, directors and employees, and that the indemnification of this Section 6.08 is not a substitute for any claim under any such policy.

(f) Any indemnification payment made pursuant to this Section 6.08 is subject to and conditioned upon its compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).

Section 6.09 Employees; Benefit Plans.

(a) For a period beginning at the Effective Time and ending on the first (1st) anniversary of the Effective Time, Buyer shall, and shall cause Buyer Bank to, provide to each employee of Company and its Subsidiaries as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or base wages (as applicable) that is at least equal to the annual base salary or base wages (as applicable) that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) additional compensation opportunities that are comparable, in the aggregate, to such additional compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits that are no less favorable than those benefits provided to similarly situated Buyer employees. For purposes of the immediately preceding sentence, “additional compensation” includes short-term and long-term cash and equity incentive opportunities and, for certain senior employees, deferred compensation arrangements, and “employee benefits” include Buyer 401(k) Plan, Buyer ESOP, Buyer’s defined benefit pension plan, Buyer’s health, dental and vision coverage, and the other Buyer benefits (in each case, excluding change in control, retention, defined benefit pension, nonqualified deferred compensation, and retiree medical benefits). Beginning as of the Closing Date and continuing through the first (1st) anniversary of the Closing Date, Continuing Employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the Merger will be given the opportunity to apply and be considered for any open position at Buyer Bank for which they are qualified, as if they were internal candidates of Buyer. For a period beginning on the Closing Date and continuing through the first (1st) anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances, as defined on Company Disclosure Schedule 6.09(a), shall be eligible to receive severance benefits and medical and dental coverage as set forth on Company Disclosure Schedule 6.09(a), all subject to such employee’s timely execution (and non-revocation) of a standard release of claims, in addition to COBRA continuation coverage as applicable.

(b) With respect to any employee benefit plans of Buyer or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Buyer and its Subsidiaries shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans to the extent waiver of such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to commencement in the New Plan under a Company Benefit Plan that provides health care benefits (including medical, dental and vision) or disability benefits, to the same extent that such credit was given under the analogous Company Benefit Plan prior to commencement in the New Plan, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans or payment in lieu thereof, and (iii) recognize Continuing Employees service with Company and its Subsidiaries for purposes of eligibility and vesting and, for purposes of severance and paid time off (including vacation, personal time and the like), level of benefits in any New Plan; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) for purposes of the vesting of any equity incentive awards granted by Buyer.

(c) Beginning not later than thirty (30) days following the date of this Agreement, Buyer and Company shall cooperate in good faith to identify those Continuing Employees who will be entitled to receive a “retention” bonus from Buyer (each a “Designated Employee” and collectively, the “Designated Employees”) in the event such Designated Employee remains an employee of Buyer as of the Effective Time and through a post-Closing date determined by Buyer (which date shall not be more than one hundred twenty (120) days after the Effective Time) (the “Transition Period”), or if Buyer terminates such Designated Employee’s employment at or after the Effective Time and during the Transition Period without cause or for good reason (as such terms are defined on Company Disclosure Schedule 6.09(c)). The aggregate amount of such retention bonuses for all Designated Employees and the timing of each such bonus payment relative to the Effective Time shall be determined by Buyer. Buyer shall use commercially reasonable efforts to substantially finalize within seventy-five (75) days after the date of this Agreement, in consultation with Company, the list of Designated Employees and the amount of the retention bonus to be awarded to each of Designated Employee. Buyer and Company expect that retention bonuses shall not be payable to any Continuing Employee who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Company.

(d) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall cause any 401(k) plan sponsored or maintained by Company or one of its Subsidiaries (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as soon as administratively practicable but in any event not later than ninety (90) days, following the Closing Date, in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (a “Buyer 401(k) Plan”). Company and Buyer shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Buyer 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company 401(k) Plan has been terminated in accordance with this Section 6.09(d); provided, that prior to terminating the Company 401(k) Plan, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(e) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall take or cause to be taken all such actions as may be necessary to cause the Company ESOP to be terminated (the “ESOP Termination Date”), effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company ESOP be terminated, the Continuing Employees shall be eligible to participate, effective as of the Closing Date, in any employee stock ownership plan sponsored or maintained by Buyer or one of its Subsidiaries. All participants’ accounts in the Company ESOP shall become fully vested and 100% non-forfeitable as of the ESOP Termination Date, and no new participants shall be admitted to the Company ESOP on or after the ESOP Termination Date. All shares of Company Common Stock held by the Company ESOP immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration. Following the Effective Time, any unallocated shares of Buyer Common Stock held by the Company ESOP and any other remaining unallocated assets shall be deemed to be earnings and shall be allocated as earnings to the accounts of the Company ESOP participants, whether or not such participant is actively employed on the ESOP Termination Date, based on their account balances under the Company ESOP as of the ESOP Termination Date and distributed to the participants of the Company ESOP, except as may be required by applicable Law or the terms of the Company ESOP. No later than the day immediately prior to the Effective Time, contingent on the occurrence of the Closing, Company shall amend or shall cause the amendment of the Company ESOP to provide that distributions under the Company ESOP after the Effective Time shall be made only in the form of Buyer Common Stock except with respect to any fractional shares or other de minimis cash distributions, which shall be distributed in the form of cash, or as otherwise required by applicable Law. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company ESOP has been terminated in accordance with this Section 6.09(e); provided, that prior to terminating the Company ESOP, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(f) Effective as of the Effective Time, Buyer agrees to (i) assume and honor the terms and agreements with the Continuing Employees identified on Company Disclosure Schedule 6.09(f)(i) in accordance with their terms as of the date hereof; (ii) honor the agreements set forth on Company Disclosure Schedule 6.09(f)(ii); (iii) assume Company’s and Company Subsidiaries’ obligations under its defined benefit pension plan; (iv) assume Company’s and Company Subsidiaries’ obligations under its postretirement healthcare plan; (v) assume Company’s and Company Subsidiaries’ obligations under its supplemental executive retirement plans; and (vi) continue to provide retiree medical benefits on the same terms and conditions as are in effect immediately prior to the Effective Time.

(g) Without limiting the generality of Section 6.09(a), with respect to Company Benefit Plans providing cash bonus and incentive opportunities, (i) if the Effective Time occurs following the completion of the applicable performance period but prior to the regularly-scheduled date for payment of the cash bonus or incentive earned with respect to such performance period in accordance with the terms of such Company Benefit Plan, Company or its Subsidiaries may pay such earned cash bonus or incentive as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such earned cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date and (ii) if the Effective Time occurs during an applicable performance period, Company or its Subsidiaries may pay a pro-rated cash bonus or incentive (pro-rated based on each eligible participant’s target opportunity, multiplied by the number of days from the beginning of the performance period to and including the Closing Date, over the total number of days in the performance period) to each eligible participant as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such pro-rated cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date.

(h) Neither Buyer nor any of its Subsidiaries or representatives shall contact or attempt to contact directly any employees of the Company or its Subsidiaries at any time prior to the Effective Time, during which they are employed by Company or its Subsidiaries, with respect to employment with (or compensation and benefits from) Buyer or its Subsidiaries as of or following the Effective Time but shall instead initially coordinate all such communication through Company and its Subsidiaries, which shall provide Buyer with commercially reasonable opportunities to communicate with Company employees. No later than sixty (60) days following the date of this Agreement, Buyer shall communicate to each individual who could be a “disqualified individual” of the Company or its Subsidiaries within the meaning of Section 280G of the Code the compensation and benefits, if any, to be granted pursuant to any new employment agreement or other agreement, arrangement or contract to be entered into or negotiated by Buyer or its Subsidiaries with such individual prior to the Effective Time.

(i) On and after the date hereof, any broad-based employee notices or communication materials to be provided or communicated by Company with respect to employment, compensation or benefits matters addressed in this Agreement shall be subject to the prior prompt review and reasonable comment of Buyer, and Company shall consider in good faith revising such notice or communication to reflect any comments or advice that Buyer timely provides. Buyer shall review such broad-based communications no later than two (2) Business Days after Company provides same to Buyer. If Buyer does not provide review and comment within two (2) Business Days, Company shall not be in breach of this Section 6.09(e) by sending such communication without comment from Buyer.

(j) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Company, Buyer, or any Subsidiary or affiliate thereof, nor shall anything in this Agreement interfere with or restrict in any way the rights of Company, Buyer or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except as set forth herein, alter or limit the ability of the Buyer or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.10 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and Company will supplement or amend their respective disclosure schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) or Section 7.03(a), or compliance by Buyer or Company with the respective covenants and agreements.

Section 6.11 Current Information. During the period from the date of this Agreement to the Effective Time, Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of Buyer and to report the general status of Company’s financial affairs and the ongoing operations of Company and its Subsidiaries. Without limiting the foregoing, (A) Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority (if permitted by Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with Company’s current financial reporting practices, and (B) Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.02(t)), and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.

Section 6.12 Board Packages. Company shall distribute by overnight mail or by electronic mail a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to provide to Buyer copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of Company, (ii) any matter that Company’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any Law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to Company’s or Company Bank’s board of directors or the Loan Committee of Company’s or Company Bank’s board of directors with respect to loan- or credit-related information, including, but not limited to, loan pricing or credit decisions.

Section 6.13 Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that Company will not be required to take any actions or provide any information pursuant to this Section 6.13 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse Company for any reasonable out-of-pocket fees, expenses, or charges that Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.

Section 6.14 Access to Customers and Suppliers.

(a) Access to Customers. Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. Company, however, will not be required to take any actions or provide any information pursuant to this Section 6.14 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 6.14 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other party.

(b) Access to Suppliers. From and after the date of this Agreement, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s suppliers.

Section 6.15 Environmental Assessments.

(a) Company shall cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries for the purpose of conducting (i) Phase I Assessments

(which also may include an evaluation of asbestos containing materials, polychlorinated biphenyls, lead based paint, lead in drinking water, mold, and radon); (ii) if necessary or appropriate in Buyer’s reasonable judgment based upon the results of the Phase I Assessments, Phase II Environmental Assessments, including subsurface investigation of soil, soil vapor, and groundwater (“Phase II Assessment”); and/or (iii) surveys and sampling of indoor air and building materials for the presence of radon, asbestos containing materials, mold, microbial matter, polychlorinated biphenyls, and other Hazardous Substances. Buyer and its environmental consulting firm shall conduct all environmental assessments pursuant to this Section 6.15 at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Company’s operation of its business, and Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted. Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any Phase I or Phase II Assessment and any restoration and clean up shall be borne solely by Buyer.

(b) To the extent requested by Buyer, each environmental assessment shall include an estimate by the environmental consulting firm preparing such environmental assessment of the costs of investigation, monitoring, personal injury, property damage, clean up, remediation, penalties, fines or other liabilities, as the case may be, relating to the “potential environmental condition(s)” or “recognized environmental condition(s)” or other conditions which are the subject of the environmental assessment.

Section 6.16 Shareholder Litigation and Claims. In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status; provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Company shall consult with Buyer regarding the selection of counsel to represent Company in any such shareholder litigation.

Section 6.17 Company Directors. Company shall use commercially reasonable efforts to deliver to Buyer resignations of those members of the board of directors of Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 6.18 Election of Certain Company Directors to Boards of Directors of Buyer and Buyer Bank.

(a) In accordance with the provisions set forth in Buyer’s Articles of Organization and Bylaws, the board of directors of Buyer will take all actions necessary so that four (4) directors of Company immediately prior to the Effective Time will be appointed to the board of directors of Buyer as of the Effective Time (such appointed directors, the “Company designated directors”). The Company designated directors will include Denis Sheahan, and the remaining three will be directors of Company selected by Buyer upon consultation with Company, who shall be independent of Buyer in accordance with applicable stock exchange standards. Denis Sheahan will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2024 annual meeting; one other Company designated director, as mutually agreed to by Company and Buyer, will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2025 annual meeting; and the remaining two Company designated directors, as mutually agreed to by Company and Buyer, will become members of the class of Buyer’s board of directors whose term will expire at Buyer’s 2026 annual meeting. Subject in each case to the concurrence of Buyer’s Nominating and Governance Committee, (i) at Buyer’s 2024 annual meeting of shareholders, Denis Sheahan shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2027 annual meeting of shareholders, (ii) at Buyer’s 2025 annual meeting of shareholders, the Company designated director whose term expires at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2028 annual meeting of shareholders, and (iii) at Buyer’s 2026 annual meeting of shareholders, the Company designated directors whose terms expire at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2029 annual meeting of shareholders. If Buyer’s 2024 annual meeting occurs before the Effective Time, Buyer, in consultation with Company, shall adjust the immediately preceding sentence to preserve the intent thereof. Buyer shall recommend that its shareholders vote in favor of the election of such nominee.

(b) In accordance with the provisions set forth in Buyer Bank’s Articles of Organization and Bylaws, the board of directors of Buyer Bank shall adopt resolutions prior to the Closing appointing the Company designated directors specified in Section 6.18(a) to serve on the board of directors of Buyer Bank, effective as of and subject to the occurrence of the Effective Time.

Section 6.19 Third Party Consents. Company shall use all commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing.

Section 6.20 Coordination.

(a) Company and Company Bank shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank following consummation of the transactions contemplated by this Agreement, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities and furnishing information and otherwise cooperating with Buyer in the marketing and sale to third parties, contingent on the Effective Time, of any owned or leased real property or tangible property associated with any such branches or facilities. Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.

(b) Upon Buyer’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 6.20(b) need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

Section 6.21 Stock Exchange De-listing. Prior to the Closing, Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Entity of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

(a) Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

(b) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.20 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

(c) Subject to Section 6.20 Section 6.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.

Section 6.22 Coordination of Dividends. After the date of this Agreement, each of Buyer and Company shall coordinate with the other the payment of dividends with respect to the Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger. In furtherance of the foregoing, (a) starting with the dividend for the fourth quarter of 2023, if the Company’s board of directors chooses to declare a regular quarterly dividend, it shall cause its dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Buyer Common Stock and (b) if Buyer’s board of directors chooses to declare a regular quarterly dividend, Buyer’s board of directors shall cause its dividend record dates and payments dates for Buyer Common Stock to be continue the substantially similar to the record and payment date schedules as Buyer has utilized in the past.

Section 6.23 Section 16(a). Prior to the Effective Time, Buyer shall, as applicable, take all such steps as may be required to cause any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 6.23.

Section 6.24 Takeover Restrictions. None of Company, Buyer or their respective boards of directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

Section 6.25 Classified Loans. Company and Buyer shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer and Company, respectively, with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Company Classified Loans and Buyer Classified Loans, respectively.

Section 6.26 Asset Disposition.

(a) Completion of Asset Disposition. Buyer agrees to use all commercially reasonable efforts to complete the sale of assets (the “Asset Disposition ”) under that certain Asset Purchase Agreement dated as of the date of this Agreement between Buyer and Arthur J. Gallagher Risk Management Services, LLC (the “Asset Disposition Agreement”) consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

(b) Good Faith Negotiations. If, on or before the Approval Date, Buyer has not completed the Asset Disposition consistent in all material respects with the terms of the Asset Disposition Agreement, Buyer and Company shall discuss in good faith whether and on what terms to proceed with the transactions contemplated by this Agreement. For avoidance of doubt, neither Buyer nor Company shall have any obligation to amend this Agreement.

Section 6.27 Company Foundation.

(a) Company represents that the board of directors of the Company Bank Charitable Foundation is currently comprised of the individuals set forth on Company Disclosure Schedule Section 6.27. The Company shall use its commercially reasonable efforts to cause those individuals to remain on the board of directors of the Company Bank Charitable Foundation until the Effective Time.

(b) Company shall use its best efforts to take all necessary action to, effective as of the Effective Time, (i) have the then current directors and officers of the Company Bank Charitable Foundation resign, (ii) appoint the individuals who then serve as directors and officers of the Buyer Bank Charitable Foundation to also serve as directors and officers of the Company Bank Charitable Foundation, (iii) also appoint two individuals designated by the Company to serve as directors of the Company Bank Charitable Foundation, and (iv) change the name of the Company Charitable Foundation to “Eastern Bank – Cambridge Trust Company Charitable Foundation.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties prior to the Closing Date of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Shareholder Approval and the Requisite Buyer Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and Holdco Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been listed on Nasdaq, subject to official notice of issuance.

(f) Asset Disposition. The Asset Disposition under the Asset Disposition Agreement shall have occurred consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in (i) Section 3.03 (after giving effect to the lead-in to Article III) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date) and (ii) Section 3.02, Section 3.05, Section 3.06, Section 3.08, Section 3.10(a), Section 3.16 and Section 3.35 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company. Buyer shall have received a certificate, dated as of the Closing Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Financial Officer and Chief Executive Officer of Company to that effect.

(c) No Burdensome Condition. No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and Holdco Merger.

(d) Tax Opinion. Buyer shall have received an opinion from Nutter, McClennen & Fish, LLP (or other nationally recognized tax counsel reasonably acceptable to Buyer), dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Nutter, McClennen & Fish, LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(e) Other Actions. Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.02 as Buyer may reasonably request.

Section 7.03 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.03 (after giving effect to the lead-in to Article IV) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Section 4.02, Section 4.06, Section 4.08, Section 4.10(a) and Section 4.17 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Buyer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Buyer. Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to that effect.

(c) Tax Opinion. Company shall have received an opinion from Hogan Lovells US LLP (or other nationally recognized tax counsel reasonably acceptable to Company), dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Hogan Lovells US LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(d) Other Actions. Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and Section 7.02 as Company may reasonably request.

Section 7.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 6.01.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger, the Holdco Merger and the Bank Merger may be abandoned, whether before or after receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval (in each case, unless otherwise specified in this Section 8.01) by action take or authorized by the board of directors of Company or the board of directors of Buyer, as applicable, as follows:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Buyer and Company.

(b) No Regulatory Approval. By either Buyer or Company, in the event the approval of any Governmental Authority required for consummation of the Merger or Holdco Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Holdco Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein.

(c) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by Buyer, or Section 7.03, in the case of a termination by Company, and which is not cured by the earlier of the End Date and thirty (30) days following written notice to Company, in the case of a termination by Buyer, or Buyer, in the case of a termination by Company, or by its nature or timing cannot be cured during such period.

(d) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party which shall not have been cured by the earlier of the End Date or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured during such period.

(e) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “End Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(f) Failure to Recommend.

(i) By Buyer, prior to such time as the Requisite Company Shareholder Approval is obtained, (A) if a Company Adverse Recommendation Change shall have occurred or, or (B) upon a Willful Breach of Section 6.02(a) or Section 6.07 by Company (it being understood that nothing in this Section 8.01(f)(i)(B) is intended to modify the rights of Buyer and obligations of Company with respect to a Willful Breach of this Agreement by Company as provided in Section 8.02 or Section 8.03).

(ii) By Company, prior to such time as the Requisite Buyer Shareholder Approval is obtained, (A) if a Buyer Adverse Recommendation Change shall have occurred, or (B) upon a Willful Breach of Section 6.02(b) or Section 6.07 by Buyer (it being understood that nothing in this Section 8.01(f)(ii)(B) is intended to modify the rights of Company and obligations of Buyer with respect to a Willful Breach of this Agreement by Buyer as provided in Section 8.02 or Section 8.03).

(g) No Shareholder Approval.

(i) By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 6.02(a) and Section 6.07), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting; or

(ii) by either Buyer or Company (provided in the case of Buyer that it shall not be in material breach of any of its obligations under Section 6.02(b) and Section 6.07), if the Requisite Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Buyer Meeting.

Section 8.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by Buyer and Company while structuring and pursuing the Merger:

(a)

(i) Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $21.0 million (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant to Section 8.01(f)(i), in which case Company shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination); and

(ii) Buyer shall pay to Company by wire transfer of immediately available funds a termination fee equal to the Termination Fee in the event Company terminates this Agreement pursuant to Section 8.01(f)(ii), in which case Buyer shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination).

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Company Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Company or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) a Company Acquisition Proposal and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 8.01(e) without the Requisite Company Shareholder Approval having been obtained or pursuant to Section 8.01(g)(i) or (B) thereafter this Agreement is terminated by Buyer pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to a Company Acquisition Proposal (whether or not the same Company Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Buyer, by wire transfer of same day funds, a fee equal to the Termination Fee.

(c) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Buyer Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Buyer or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Buyer Meeting) a Buyer Acquisition Proposal and (A) thereafter this Agreement is terminated by either Company or Buyer pursuant to Section 8.01(e) without the Requisite Buyer Shareholder Approval having been obtained or pursuant to Section 8.01(g)(ii) or (B) thereafter this Agreement is terminated by Company pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Buyer enters into a definitive agreement or consummates a transaction with respect to a Buyer Acquisition Proposal (whether or not the same Buyer Acquisition Proposal as that referred to above), then Buyer shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Company, by wire transfer of same day funds, a fee equal to the Termination Fee.

(d) If this Agreement is terminated by either Company or Buyer (i) pursuant to Section 8.01(e), and at the time of such termination, the condition set forth in Section 7.01(f) is not satisfied, and (ii) at the time of such termination, all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 (other than the condition set forth in Section 7.01(f)) have been satisfied (or if any such conditions are by their nature to be satisfied at the Closing, would have been capable of being satisfied or, to the extent permitted by applicable Law, waived on the date of such termination), then Buyer shall reimburse Company for expenses actually incurred by Company, or which Company is contractually obligated to pay, in connection with this Agreement and the transactions contemplated hereby within two (2) Business Days after the later of such termination or Company’s written notice to Buyer of the expenses and corresponding amounts for which Company seeks reimbursement under this sentence.

(e) Company and Buyer each agree that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 8.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (x) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication), designated therein as the prime rate on the date such payment was due, (y) plus 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with the suit. The amounts payable by Company and Buyer pursuant to this Section 8.02, constitute liquidated damages and not a penalty, and, except in the case of fraud or a Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in this Section 8.02.

(f) Notwithstanding anything to the contrary set forth in this Agreement, if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee, neither Company nor Company Bank (or any successor in interest of Company or Company Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement, and if Buyer pays or causes to be paid to Company or to Company Bank the Termination Fee or the expense reimbursement under Section 8.02(d), neither Buyer nor Merger Sub nor Buyer Bank (or any successor in interest of Buyer or Buyer Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Company or Company Bank with respect to this Agreement or the transactions contemplated by this Agreement, in each case except in the case of fraud or a Willful Breach.

Section 8.03 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party other than as set forth in Section 8.02, provided, however, termination will not relieve a breaching party from liability for fraud or any Willful Breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a party be liable for any punitive damages.

ARTICLE IX

DEFINITIONS

Section 9.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 6.07(b)(ii).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger (including exhibits and disclosure schedules), as amended or modified in accordance with Section 10.02.

“Approval Date” has the meaning set forth in Section 1.02.

“Articles of Holdco Merger” has the meaning set forth in Section 1.03(b).

“Articles of Merger” has the meaning set forth in Section 1.03(a).

“Asset Disposition” has the meaning set forth in Section 6.26(a).

“Asset Disposition Agreement” has the meaning set forth in Section 6.26(a).

“Bank Merger” has the meaning set forth in the Background Statements.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 3.33(b).

“Burdensome Conditions” has the meaning set forth in Section 6.04(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in The Commonwealth of Massachusetts are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Buyer Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Buyer and its Subsidiaries or 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer.

“Buyer Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(iii).

“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10(a).

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank Charitable Foundation” means the Eastern Bank Foundation.

“Buyer Benefit Plans” has the meaning set forth in Section 4.18(a).

“Buyer Board Recommendation” has the meaning set forth in Section 6.02(b).

“Buyer Classified Loans” has the meaning set forth in Section 4.24(a).

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Covered Person” has the meaning set forth in Section 4.36.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Equity Plan” means the Eastern Bankshares, Inc. 2021 Equity Incentive Plan.

“Buyer ESOP” means the Eastern Bankshares, Inc. Employee Stock Ownership Plan, as amended and restated effective as of January 1, 2020.

“Buyer Insurance Policies” means all of the material insurance policies, binders, or bonds currently maintained by Buyer and its Subsidiaries, other than credit-life policies.

“Buyer Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Buyer as of the date hereof (and does not relate to a Buyer Superior Proposal) but becomes known to or by the board of directors of Buyer prior to obtaining the Requisite Buyer Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred: (a) the receipt, terms or existence of any Buyer Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Buyer Lease Options” has the meaning set forth in Section 4.31(c).

“Buyer Leased Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Leases” has the meaning set forth in Section 4.31(c).

“Buyer Loan Property” has the meaning set forth in Section 4.21(a).

“Buyer Material Contract” has the meaning set forth in Section 4.13(a).

“Buyer Meeting” has the meaning set forth in Section 6.02(b).

“Buyer Owned Real Property” has the meaning set forth in Section 4.31(b).

“Buyer Pension Plans” has the meaning set forth in Section 4.18(b).

“Buyer PRSU” means a restricted stock unit with respect to Buyer Common Stock that vests based on performance-based vesting criteria.

“Buyer Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.14.

“Buyer Reports” has the meaning set forth in Section 4.08(a).

“Buyer RSA” has the meaning set forth in Section 2.07(c).

“Buyer RSU” means a restricted stock unit with respect to Buyer Common Stock.

“Buyer Share Issuance” has the meaning set forth in Section 3.07(a).

“Buyer Superior Proposal” means any unsolicited bona fide written Buyer Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Buyer or substantially all of the assets of Buyer that is (a) on terms which the board of directors of Buyer determines in good faith after taking into account all the terms and conditions of the Buyer Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Buyer Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Buyer’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Buyer, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Buyer Third Party Consents” has the meaning set forth in Section 4.13(c).

“Buyer VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on Nasdaq (or if Buyer Common Stock is not then listed on Nasdaq, the principal securities market on which Buyer Common Stock is then listed or quoted).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CECL” means Current Expected Credit Losses, a credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326, as amended.

“Chosen Courts” has the meaning set forth in Section 10.07(b).

“Closing” and “Closing Date” have the meanings set forth in Section 1.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” has the meaning set forth in Section 3.07(a).

“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Company Acquired Mortgage Loan” means any Company Mortgage Loan originated or purchased by Company or any Company Subsidiary (including Company Bank).

“Company Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Company and its Subsidiaries or 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(ii).

“Company Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than Company and the Company Subsidiaries) to or with which a Company Mortgage Loan (including a Company Owned Mortgage Loan, Company Acquired Mortgage Loan and a Company Serviced Mortgage Loan) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Company Mortgage Loan application and the closing or funding of the relevant Company Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any Company Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Company Mortgage Loan, (C) all requirements set forth in the Company Servicing Agreements, (D) any law, statute, regulation, order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator applicable to any Company Mortgage Loans and (E) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of Company and the Company Subsidiaries (including Company Bank).

“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Bank Charitable Foundation” means the Cambridge Trust Charitable Foundation.

“Company Benefit Plans” has the meaning set forth in Section 3.17(a).

“Company Board Recommendation” has the meaning set forth in Section 6.02(a).

“Company Classified Loans” has the meaning set forth in Section 3.23(a).

“Company Common Stock” means the common stock, $1.00 par value per share, of Company.

“Company Covered Person” has the meaning set forth in Section 3.38.

“Company Data Tape” means the information specified in Company Disclosure Schedule 3.24(n)(iii).

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Employees” has the meaning set forth in Section 3.17(a).

“Company Equity Awards” means Company RSUs, Company PRSUs, and/or Company Restricted Shares.

“Company ESOP” means Company’s Employee Stock Ownership Plan.

“Company Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date hereof (and does not relate to a Company Superior Proposal) but becomes known to or by the board of directors of Company prior to obtaining the Requisite Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, terms or existence of any Company Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Company Leased Real Property” has the meaning set forth in Section 3.31(c).

“Company Leases” has the meaning set forth in Section 3.31(c).

“Company Loan Property” has the meaning set forth in Section 3.19(a).

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 6.02(a).

“Company Mortgage Loans” means any mortgage loan originated, purchased, serviced or subserviced by Company or any Company Subsidiary (including Company Bank), including forward and reverse mortgage loans.

“Company Mortgage Servicing Rights” means the rights, title and interest to mortgage servicing rights acquired pursuant to the Company Servicing Agreements or any side or ancillary agreement entered into in connection with any Company Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Company Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Company Servicing Agreement.

“Company Owned Mortgage Loan” means any Company Mortgage Loan for which Company (either on its own or through a Company Subservicer) performs servicing as a result of its ownership of that Company Mortgage Loan and not pursuant to a Company Servicing Agreement.

“Company Owned Real Property” has the meaning set forth in Section 3.31(b).

“Company Pension Plan” has the meaning set forth in Section 3.17(b).

“Company PRSU” means a restricted stock unit with respect to Company Common Stock that vests based on performance-based vesting criteria.

“Company Real Property” has the meaning set forth in Section 3.31(c).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Reports” has the meaning set forth in Section 3.08(a).

“Company Restricted Share” means a share of Company Common Stock subject to vesting or other forfeiture.

“Company RSA” has the meaning set forth in Section 2.07(c).

“Company RSU” means a restricted stock unit with respect to Company Common Stock (other than a Company PRSU).

“Company Serviced Mortgage Loan” means any Company Mortgage Loan serviced or master serviced by Company or a Company Subsidiary (either on its own or through a Company Subservicer) pursuant to a Company Servicing Agreement at any time since December 31, 2019.

“Company Servicing Agreement” means any contract or agreement pursuant to which Company or any of its Subsidiaries (including Company Bank) is obligated to a Governmental Authority or any other third-party person to service and administer Company Mortgage Loans.

“Company Stock Plan” means the Company’s 2017 Equity and Cash Incentive Plan and the Company’s Director Stock Plan.

“Company Subservicer” means any third party engaged to service loans on behalf of Company or any of its Subsidiaries (including Company Bank) pursuant to a Company Servicing Agreement.

“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Company or substantially all of the assets of Company that is (a) on terms which the board of directors of Company determines in good faith after taking into account all the terms and conditions of the Company Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Company Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Company’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Company Third Party Consents” has the meaning set forth in Section 3.13(c).

“Confidentiality Agreement” has the meaning set forth in Section 10.05.

“Consideration” has the meaning set forth in Section 2.01(d).

“Continuing Employees” has the meaning set forth in Section 6.09(a).

“COVID Measures” means any quarantine, “shelter in place,” “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19.

“D&O Insurance” has the meaning set forth in Section 6.08(c).

“Data Vendor Agreement” has the meaning set forth in Section 3.37(d).

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.

“Designated Employees” has the meaning set forth in Section 6.09(c).

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.03(a).

“End Date” has the meaning set forth in Section 8.01(e).

“Enforceability Exceptions” has the meaning set forth in Section 3.06.

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor law, and any implementing regulations, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.17(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or such other exchange agent as may be designated by Buyer and reasonably acceptable to Company to act as agent for purposes of conducting the exchange procedures described in Section 2.05 (which shall be Buyer’s transfer agent).

“Exchange Fund” has the meaning set forth in Section 2.05(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(d).

“Executive Officer” means each officer of Buyer and Company who as of the relevant date files reports with the SEC pursuant to Section 16(a) of the Exchange Act.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“Fannie Mae” has the meaning set forth in Section 3.24(a).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“FHLB” means the Federal Home Loan Bank of Boston.

“FRB” means the Federal Reserve Bank of Boston.

“Freddie Mac” has the meaning set forth in Section 3.24(a).

“GAAP” means accounting principles generally accepted in the United States of America.

“Ginnie Mae” has the meaning set forth in Section 3.24(b).

“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.

“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins and airborne pathogens (naturally occurring or otherwise).

“Holdco Merger” has the meaning set forth in the Background Statements.

“Holdco Merger Effective Time” has the meaning set forth in Section 1.03(b).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.08(a).

“Information Systems Conversion” has the meaning set forth in Section 6.13.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” shall mean trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any reexaminations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

“Interim Surviving Entity” shall have the meaning set forth in Background Statements.

“Intervening Event Notice” has the meaning set forth in Section 6.07(b)(v).

“Intervening Event Notice Period” has the meaning set forth in Section 6.07(b)(v).

“IRS” means the Internal Revenue Service.

“IT Assets” has the meaning set forth in Section 3.37(c).

“Joint Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to Company shareholders and Buyer shareholders in connection with the solicitation of their approval of this Agreement.

“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Company listed on Company Disclosure Schedule 9.01, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Buyer listed on Buyer Disclosure Schedule 9.01. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.

“Lease Options” has the meaning set forth in Section 3.31(c).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to timely consummate the transactions contemplated by this Agreement; provided, however, that for the purposes of clause (a) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities (including the COVID Measures); (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to Company valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of the expenses incurred by Company or Buyer in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (vi) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the written direction of Buyer; (vii) the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (ix) natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events and (x) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (i), (ii), (iv), (viii) or (ix), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate).

“Maximum D&O Tail Premium” has the meaning set forth in Section 6.08(c).

“MBCA” has the meaning set forth in Section 1.01(a).

“Merger” has the meaning set forth in the Background Statements.

“Merger Consideration” has the meaning set forth in Section 2.01(d).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.

“Nasdaq” has the meaning set forth in Section 3.07(a).

“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificates” has the meaning set forth in Section 2.05(a).

“New Plans” has the meaning set forth in Section 6.09(a).

“NHBD” has the meaning set forth in Section 3.07(a).

“Notice Period” has the meaning set forth in Section 6.07(b)(iv).

“Old Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.

“Option” and “Options” mean options to purchase common stock of either Buyer or the Company, as applicable.

“OREO” means any asset that is classified as “other real estate owned”.

“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended.

“Permitted Actions” has the meaning set forth in Section 5.02(c)(ii).

“Permitted Liens” has the meaning set forth in Section 3.31(b).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.

“Personal Data” has the meaning set forth in Section 3.12(a).

“Phase I Assessment” has the meaning set forth in Section 5.02(x).

“Phase II Assessment” has the meaning set forth in Section 6.15(a).

“Plan of Bank Merger” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.

“Privacy Laws” means all applicable Laws and self-regulatory programs relating to the Processing of Personal Data, data privacy, data security, or security breach notification, including, as applicable and without limitation: U.S. state consumer protection Laws; U.S. state data privacy Laws; U.S. state data security Laws; U.S. state breach notification Laws; the Federal Trade Commission Act; U.S. state and federal financial privacy Laws; U.S. state and federal insurance privacy Laws; the Gramm-Leach-Bliley Act and its U.S. state law equivalents; the Massachusetts Insurance Information and Privacy Protection law (Mass. Gen. Laws ch. 175I) and substantially similar U.S. state laws; Massachusetts’ Standards for the

Protection of Personal Information of Residents of the Commonwealth (201 CMR §17.00) and substantially similar U.S. state laws; the California Consumer Privacy Act; the Telephone Consumer Protection Act; the Controlling the Assault of Non-Solicited Pornography And Marketing Act; the Fair Debt Collection Practices Act and its U.S. state law equivalents; the Fair Credit Reporting Act and its U.S. state law equivalents; the Health Insurance Portability and Accountability Act and implementing regulations; and the PCI DSS.

“Privacy Obligations” means all Privacy Laws, contractual obligations relating to the privacy, security, and/or Processing of Personal Data, and privacy and data security policies, procedures, notices, and rules applicable to or binding on Company or Buyer, as applicable.

“Process” or “Processing” means any operation or set of operations performed on data, including Personal Data, whether or not by automated means, such as the creation, receipt, maintenance, transmission, collection, use, disclosure, processing, analysis, retention, storage, protection, transfer or disposal of Personal Data.

“Registration Statement” has the meaning set forth in Section 3.36.

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Release” means, with respect to any Hazardous Substance, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” of any Person means any Affiliate, officer, director, employee, agent or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“Requisite Buyer Shareholder Approval” has the meaning set forth in Section 4.06(a).

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.08(e).

“Scheduled Company PRSU” has the meaning set forth in Section 2.07(b)(iii).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” has the meaning set forth in Section 3.37(c).

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the party. For purposes of this Agreement any reference to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company, and any reference to a Buyer Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Buyer.

“Superior Proposal Notice” has the meaning set forth in Section 6.07(b)(iv).

“Surviving Entity” shall have the meaning set forth in the Background Statements.

“Takeover Restrictions” shall have the meaning set forth in Section 3.34.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties, unemployment, escheat abandoned property or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by a Governmental Authority, together with any interest, additions or penalties, whether disputed or not.

“Tax Returns” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Termination Fee” has the meaning set forth in Section 8.02(a)(i).

“The date hereof” or “the date of this Agreement” shall mean September 19, 2023.

“Transition Period” has the meaning set forth in Section 6.09(c).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.

“Voting Agreement” has the meaning set forth in the Background Statements.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than this Article X, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties executed in the same manner as this Agreement, except that after the receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval, there may not be, without further approval of such shareholders of Company or such shareholders of Buyer, as applicable, no amendment shall be made which by Law requires such further approval without obtaining that approval.

Section 10.03 Expenses. Except as otherwise provided in Section 6.03(f), Section 6.13 and Section 8.02, each party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 10.04 Notices. All notices, requests, and other communications to a party shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to Buyer or to Merger Sub:

Eastern Bankshares, Inc.

265 Franklin Street

Boston, MA 02110

Attention: Kathleen C. Henry, Esq., General Counsel

E-mail: k.henry@easternbank.com

With a copy (which shall not constitute notice) to:

Nutter, McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: Michael K. Krebs, Esq.

E-mail: mkrebs@nutter.com

If to Company:

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Attention: Denis K. Sheahan, Chairman, President and Chief Executive Officer

E-mail: denis.sheahan@cambridgetrust.com

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street, N.W.

Washington, D.C. 20004

Attention: Richard Schaberg, Esq.

E-mail: richard.schaberg@hoganlovells.com

Section 10.05 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the exhibits, the disclosure schedules, and the confidentiality agreement between Company and Buyer, dated June 12, 2023 (the “Confidentiality Agreement”), represents the entire understanding of the parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made, except that the confidentiality agreements between the parties shall remain in full force and effect. Except for the Indemnified Parties’ rights under Section 6.08, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Company Employees who might be affected by Section 6.09), other than the parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in the representations and warranties are subject to waiver by the parties in accordance with Section 10.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.06 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.

Section 10.07 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04.

Section 10.08 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.08.

Section 10.09 Interpretation. When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 10.11 Counterparts; Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine or by email delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 10.12 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Authority by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement in counterparts by their duly authorized officers, all as of the day and year on page one.

EASTERN BANKSHARES, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	Chief Executive Officer

CITADEL MS 2023, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	President

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

CAMBRIDGE TRUST COMPANY

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

Execution Version

VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of September __, 2023, by and among Eastern Bankshares, Inc., a Massachusetts corporation (“Buyer”), Citadel MS 2023, Inc., a Massachusetts corporation (“Merger Sub,” and together with Buyer, “Buyers”) and the undersigned holder (the “Shareholder”) of Common Stock, par value $1.00 per share (the “Common Stock”), of Cambridge Bancorp, a Massachusetts corporation (“Company”).

BACKGROUND STATEMENTS:

A. Concurrently with the execution of this Agreement, Buyer, Merger Sub, Company and Cambridge Trust Company have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Company with and into Merger Sub (the “Merger”);

B. The Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and has sole voting power with respect to the number of shares of Common Stock, and holds stock options or other rights to acquire the number of shares of Common Stock, indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the term “Shares” means all shares of Common Stock, whether such shares of Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2), whether by the exercise of stock options or otherwise);

C. It is a condition to the willingness of Buyer and Merger Sub to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

D. Any capitalized term used in this Agreement without definition herein shall have the meaning ascribed to it in the Merger Agreement.

In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the holders of Common Stock, or any adjournment or postponement thereof, or in connection with the solicitation of one or more written consents from the holders of Common Stock, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any Acquisition Proposal, the Shareholder shall:

(a)	attend such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of Company contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to Company’s and Buyer’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Until the Effective Time, the Shareholder shall retain at all times the right to vote the Shares in the Shareholder’s sole discretion, and without any other limitation on any matters other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) receipt of the Company Shareholder Approval, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (c) any amendment to the Merger Agreement that decreases the amount of, changes the form of, or otherwise adversely affects the Merger Consideration, (d) the board of directors of the Company publicly withdrawing the Company Board Recommendation and instead recommending that Company shareholders do not vote “for” the Merger or alternatively vote “against” the Merger in response to a Company Superior Proposal, or (e) upon mutual written agreement of the parties hereto. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares. Prior to the Expiration Date, the Shareholder shall not, except as expressly contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 4(c))), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (i) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (ii) transfers of Shares in connection with bona fide estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (iii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (iv) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, and (v) as Buyer may otherwise agree in writing in its sole discretion.

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4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to Buyers as follows:

(a)	the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of Buyers) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms, subject to the Enforceability Exceptions;

(c)

the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole, and otherwise unrestricted, voting power with respect to such Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement (the Shareholder agrees to promptly notify Buyers in writing of the nature and amount of any Shares acquired after the date hereof, and such Shares shall be subject to the foregoing representations and warranties);

(d)

the Shareholder understands that, at the Effective Time, each outstanding Share listed on Schedule 1 shall be converted into, as provided in and subject to the limitations set forth in the Merger Agreement, the right to receive the Merger Consideration;

(e)

the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Shareholder; and

(f)

the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by the Shareholder, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his or her obligations under this Agreement in any material respect.

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5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, the Shareholder does hereby appoint Buyers, with full power of substitution to any affiliate of Buyers, as the Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the Shareholder’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his or her obligations under this Agreement, each of such Shares that the Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the holders of Common Stock taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by the Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

6. No Solicitation. Subject to Section 9, from and after the date hereof until the Expiration Date, the Shareholder, in his or her capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any advisor or representative of such Shareholder or any of his or her or its affiliates, other than Company in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his or her advisors or representatives or affiliates, other than Company in accordance with the terms of the Merger Agreement, to) (a) solicit, initiate or knowingly encourage any inquiry with respect to a Company Acquisition Proposal, (b) participate or engage in any negotiations with any person regarding, or furnish any nonpublic information relating to, a Company Acquisition Proposal, (c) engage or participate in any discussions with any person regarding a Company Acquisition Proposal, (d) enter into any agreement, agreement in principle or letter of intent with respect to any Company Acquisition Proposal, (e) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any Company Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to any Company Acquisition Proposal, or (g) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of any Company Acquisition Proposal.

7. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

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8. No Waivers. No waivers of any breach of this Agreement extended by Buyers to the Shareholder shall be construed as a waiver of any rights or remedies of Buyers with respect to any other shareholder of Company who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach of the Shareholder or any other such shareholder of Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

9. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder (a) from exercising his or her duties and obligations as an officer and/or director of Company or otherwise taking any action (or failure to act), subject to the applicable provisions of the Merger Agreement, while acting in such capacity as an officer and/or director of Company or (b) if the Shareholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Shareholder in his or her capacity as an officer and/or director of Company.

10. No General Control Over Common Stock. Nothing contained in this Agreement shall be deemed to vest in Buyers any direct or indirect ownership or incidence of ownership of or with respect to any of the Common Stock. All rights, ownership and economic benefits of and relating to the Common Stock shall remain and belong to the Shareholder, and Buyers shall have no power or authority to direct the Shareholder in the voting of any of the Common Stock or the performance by any Shareholder of its duties or responsibilities as a shareholder of Company, except as otherwise provided herein.

11. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

12. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyers may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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14. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

15. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

16. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of Buyers.

17. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, Buyer or Merger Sub may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

18. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.

19. Dispute Resolution. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts, or if that court does not have jurisdiction, a federal court sitting in the Commonwealth of Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04 of the Merger Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

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21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) Company’s board of directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Articles, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto and delivered by electronic or facsimile signature in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

EASTERN BANKSHARES, INC.

By:
Name:
Title:

CITADEL MS 2023, INC.

By:
Name:
Title:

SHAREHOLDER

By:
Name:

SCHEDULE 1

Shareholder	Shares of Common Stock

Exhibit 99.2

EXECUTIVE SEVERANCE BENEFITS AGREEMENT

This Executive Severance Benefits Agreement (this “Agreement”) is made this 19th day of September 2023, by and between Denis Sheahan (the “Executive”) and Eastern Bank (“Bank”). Each of Bank and the Executive is sometimes referred to in this Agreement as a “Party” and collectively as the “Parties”.

1. Effectiveness of this Agreement; Superseded Cambridge Agreement. This Agreement shall become effective only upon the occurrence of the Cambridge Change in Control. If the Cambridge Merger Agreement is terminated, this Agreement will automatically terminate without any further action by either Party. The Executive acknowledges and agrees that upon the occurrence of the Cambridge Change in Control, this Agreement will automatically supersede that certain agreement between the Executive and Cambridge dated December 21, 2015 (the “Cambridge Change in Control Agreement”) in its entirety, and from and after the Cambridge Change in Control, neither the Executive nor Bank shall have any rights or obligations under the Cambridge Change in Control Agreement.

2. Employment At-Will. Effective as of the Cambridge Change in Control, the Executive will become one of Bank’s senior executive officers, serving as Bank’s chief executive officer, reporting to the executive chair. This Agreement governs the benefits to which the Executive is entitled in the event that his employment is terminated but does not affect the at-will nature of the Executive’s employment. Parties retain the right to terminate the employment relationship at will and without notice, subject to the covenants below.

3. Definitions. Defined terms used in this Agreement and not otherwise defined shall have the respective meanings set forth in this paragraph.

(a) “Bank” means Eastern Bank, a Massachusetts-chartered bank, and shall include its subsidiaries, Parent Company and Bank’s other affiliates, and their respective successors, unless the context otherwise requires.

(b) “Base Compensation” means the Executive’s annual rate of fixed salary as in effect immediately prior to termination of employment (without reduction for salary reduction contributions to any qualified or non-qualified employee benefit plan or fringe benefit plan) plus the Executive’s Incentive Award.

(c) “Cambridge” means Cambridge Bancorp, Inc., a Massachusetts corporation.

(d) “Cambridge Change in Control” means the completion of the merger of Citadel MS 2023, Inc. with and into Cambridge pursuant to the Cambridge Merger Agreement.

(e) “Cambridge Merger Agreement” means that certain Agreement and Plan of Merger dated as of September 19, 2023, by and among Eastern Bankshares, Inc., Citadel MS 2023, Inc., Bank, Cambridge, and Cambridge Trust Company.

(f) “Cause” for termination of the Executive’s employment by Bank means: (1) a material act of willful misconduct by the Executive in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of Bank; (2) the conviction of the Executive for, or plea of nolo contendere by the Executive to, any felony or a

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misdemeanor involving deceit, dishonesty, or fraud; (3) the commission by the Executive of any misconduct, whether or not related to Bank or any of its affiliates, that has caused, or would reasonably be expected to cause, material detriment or damage to Bank’s or any of its affiliates’ reputation, business operation or relation with its employees, customers, vendors, suppliers or regulators; (4) continued, willful and deliberate non-performance by the Executive of his duties (other than by reason of the Executive’s physical or mental illness, incapacity or disability) that has continued for more than thirty (30) days following written notice providing the details of such non-performance from the Chair of Parent Company or the Chair of Parent Company’s Compensation Committee; (5) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Bank to cooperate, or the deliberate destruction of or deliberate failure to preserve documents or other materials that the Executive should reasonably know to be relevant to such investigation, after being instructed by Bank to preserve such documents, or the willful inducement of others to fail to cooperate or to fail to produce documents or other materials; (6) removal or prohibition of the Executive from participating in the conduct of Bank’s affairs by order issued under applicable law and regulations by a federal or state banking agency having authority over Bank.

(g) “Code” means the Internal Revenue Code, as from time to time amended, and includes references to successor provisions thereof.

(h) “Confidential Information,” for purposes of this Agreement, includes without limitation, financial information, business plans, prospects, customer lists, and opportunities (such as lending relationships, financial product developments, or possible acquisition or dispositions of businesses or facilities) which have been discussed or considered by the management of Bank or any of its affiliates, but does not include any information which has become part of the public domain by means other than the Executive’s nonobservance of the Executive’s obligations under this Agreement.

(i) “Date of Termination” means (1) if the Executive’s employment is terminated for Disability, thirty (30) days after the Notice of Termination is given (provided that the Executive has not returned to the performance of his duties on a full-time basis during such thirty (30) day period); (2) if the Executive’s employment is terminated by Bank for Cause, the date specified in the Notice of Termination; (3) if the Executive’s employment is terminated by the Executive for Good Reason, the date on which Executive terminates his employment pursuant to subsection (v) of the “Good Reason Process” definition; and (4) if the Executive’s employment is terminated by the Bank without Cause (other than for Disability) or by the Executive without Good Reason, thirty (30) days after the Notice of Termination is given.

(j) “Disability” means that the Executive (1) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (2) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Bank.

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(k) “Final Average Cambridge Compensation” means the average of the Executive’s highest three (3) consecutive years of annual Cambridge Base Salary and Cambridge Bonus, each as defined in this subparagraph (j). For purposes of calculating the average of the Executive’s highest three (3) consecutive calendar years of Cambridge Base Salary and Cambridge Bonus, (i) the Executive’s separation from service will be deemed to have occurred on the date immediately preceding the Cambridge Change in Control and (ii) Cambridge Base Salary and Cambridge Bonus for the calendar year in which the Cambridge Change in Control occurred shall be annualized. As used in this subparagraph (j), (1) “Cambridge Base Salary” means the annual cash compensation from Cambridge relating to services performed during any calendar year, excluding distributions from nonqualified deferred compensation plans, bonuses, commissions, overtime, fringe benefits, stock options, relocation expenses, incentive payments, non-monetary awards and other fees, and automobile and other allowances paid to the Executive for services rendered (whether or not such allowances are included in the Executive’s gross income), which Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Executive pursuant to all qualified or non-qualified plans of Cambridge and shall be calculated to include amounts not otherwise included in the Executive’s gross income under Code Sections 125, 132(f), 402(e)(3), 402(h) or 403(b) pursuant to plans established by Cambridge, provided, however, that all such amounts will be included in compensation only to the extent that had there been no such plan, the amount would have been payable in cash to the Executive; (2) “Cambridge Bonus” means the short-term incentive cash bonus, if any, awarded to the Executive by Cambridge for services performed during the preceding Cambridge Plan Year, but shall not include any cash or equity signing or retention bonus or any other equity award; and (3) “Cambridge Plan Year” means each twelve (12)-month period commencing on April 1, 2015 and each anniversary of such date thereafter.

(l) “Good Reason” means that the Executive has complied with the “Good Reason Process” following the occurrence of any of the following events: (1) a material diminution, not consented to by the Executive, in the Executive’s responsibilities, authorities or duties, from the responsibilities, authorities or duties exercised by the Executive as of immediately after the Cambridge Change in Control, or as modified thereafter with the Executive’s consent and then in effect; (2) any material reduction in the Executive’s annual compensation or benefits, as in effect immediately after the Cambridge Change in Control or as the same may be increased from time to time thereafter, except for across-the-board reductions similarly affecting all or substantially all Bank executive officers; (3) the relocation of the office at which the Executive is principally employed by Bank immediately after the Cambridge Change in Control (the “Current Offices”) to any other location more than 25 miles from the Current Offices, or the requirement by Bank for the Executive to be based at a location more than 25 miles from the Current Offices, except for required travel on Bank business in the ordinary course of business; or (4) any material breach of this Agreement by Bank, including without limitation the failure of Bank to obtain a satisfactory agreement from any successor to fully assume such entity’s obligations and to perform under this Agreement, as contemplated in paragraph 12(c) of this Agreement hereof, in a form reasonably acceptable to the Executive.

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(m) “Good Reason Process” means that (i) the Executive reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Executive notifies Bank in writing of the occurrence of the Good Reason condition within sixty (60) days of the Executive having a reasonable basis to conclude that a Good Reason condition has occurred; (iii) the Executive cooperates in good faith with Bank’s efforts, for a period not less than thirty (30) days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within sixty (60) days after the end of the Cure Period, provided, however, that if Bank cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(n) “Incentive Award” means the Executive’s annual target award under Bank’s Management Incentive Plan or any plan Bank shall adopt as a successor to that program (the “annual Short Term Incentive Plan”) for the year in which the Executive’s employment is terminated or, if higher, the average of the Executive’s annual incentive awards under the annual Short Term Incentive Plan for the two years prior to the year in which the Executive’s employment is terminated.

(o) “Notice of Termination” means a written notice from one Party to the other Party, which notice shall indicate the specific termination provision in this Agreement relied upon and reasonably summarize in all material respects the principle facts alleged to support the applicability of that specific provision.

(p) “Parent Company” means Bank’s ultimate holding company, if any.

4. Termination for Cause. If Bank terminates the Executive’s employment for Cause, Bank will pay to the Executive within sixty (60) days:

(a) all earned but unpaid salary;

(b) all accrued but unused vacation pay;

(c) vested and accrued bonuses or other incentive compensation as determined by the documents governing any bonus or incentive compensation plans in which the Executive participates during his employment with Bank; and

(d) reimbursements for reasonable, necessary, and properly documented expenses incurred by the Executive on behalf of Bank during the Executive’s employment.

The Executive shall be entitled to no other benefits under this Agreement in the event of a termination for Cause.

5. Termination due to Resignation, Retirement, Death, or Disability. If the Executive voluntarily resigns (other than for “Good Reason”) or retires from his employment with Bank, or in the event of the Executive’s death or Disability, the Executive shall be entitled to the payments specified in paragraph 4 and such benefits as are available to him pursuant to Bank’s then effective retirement, death, disability, or other plans in which the Executive has participated prior to the termination of his employment. The Executive’s entitlement to benefits under this paragraph 5 shall be determined by the terms of the plans in which the Executive has participated as set forth in the documents governing each such plan. In the case of resignation (other than for Good Reason), retirement, death or Disability, the Executive is entitled to no benefits under this Agreement, except those specified in this paragraph 5.

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6. Involuntary Termination by Bank Not for Cause or Termination by Executive for Good Reason. In the case of Bank’s involuntary termination of the Executive’s employment not for Cause, or the Executive’s termination of his Employment for Good Reason, and subject to the Executive signing a separation agreement, in substantially the form attached as Exhibit A (the “Separation Agreement and Release”), and the Separation Agreement and Release becoming irrevocable, all within sixty (60) days after the Date of the Termination, the Executive shall be entitled only to the payments and benefits express provided in paragraph 6(a) or (b), as applicable, subject to reduction as provided in paragraph 6(d). If Notice of Termination under this paragraph 6 is provided on or before the first anniversary of the Cambridge Change in Control, paragraph 6(b) will apply, and in the case of any other Notice of Termination under this paragraph 6, paragraph 6(a) will apply.

(a) After First Anniversary of Cambridge Change in Control. If, after the first anniversary of the Cambridge Change in Control, Bank terminates the Executive’s employment without Cause during the term of this Agreement (including by layoff, reduction in force, or reorganization), or the Executive terminates his employment for Good Reason, the Executive will be entitled to the following payments and benefits:

(1)	A lump sum payment in the gross amount of two hundred percent (200%) of the Executive’s annual Base Compensation, to be paid within sixty (60) days of the Executive’s termination; and

(2)

A lump sum payment in the gross amount of the annual incentive payments for which the Executive would be eligible under the annual Short Term Incentive Plan during the calendar year in which his employment is terminated, divided by the number of complete months that the Executive is employed during the calendar year in which his employment is terminated, to be paid within sixty (60) days of the Executive’s termination; and

(3)	Full vesting of benefits in existing grants under Parent’s 2021 Equity Incentive Plan (or any successor equity plan), as determined by the terms of the plan document; and

(4)

Continued participation in Bank’s group health and dental insurance plans for twenty-four (24) months after the termination of the Executive’s employment or until the Executive commences employment offering such benefits, whichever period is shorter (the “Benefits Period”).

(i)

In order to receive such continued health and dental coverage, the Executive must be eligible for and elect continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) under the terms of the applicable programs.

(ii)

Bank will pay the premiums for the Executive’s participation in its group health and dental insurance plans directly to the insurers offering those plans to the extent permitted by the insurers. Bank shall make payments to insurers for the Executive’s continued participation in its health and dental plans on a regular monthly basis, and those payments are not subject to acceleration or liquidation, except as described in paragraph 6(d)(iii).

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(iii)

To the extent that any of Bank’s group health and dental insurance plans do not allow for Bank’s direct payment of premiums for the Executive after termination of the Executive’s employment, Bank will reimburse the Executive for those insurance premiums, in a lump sum and on a taxable basis if so required, in the gross amount of any monthly premiums remaining in the Benefits Period within sixty (60) days of Bank’s receipt of written notice that the insurers offering Bank’s group health and dental insurance plans will not permit the Executive to participate in Bank’s group health and dental insurance plans as specified in paragraph 6(d)(ii).

(iv)

The Executive agrees to apprise Bank immediately upon commencing subsequent employment offering health and dental insurance benefits. If the Executive commences subsequent employment offering health and dental insurance benefits and Bank has advanced premiums to the Executive pursuant to paragraph 6(d)(iii), the Executive shall repay to Bank the amount of such premiums that has been paid to him in excess of the benefits to which he is entitled under paragraph 6(d); and

(5)	The amounts set forth in paragraph 4 above.

(b) On or Before First Anniversary of Cambridge Change in Control. If, on or before the first anniversary of the Cambridge Change in Control, Bank terminates the Executive’s employment without Cause (including by layoff, reduction in force, or reorganization), or the Executive terminates his employment for Good Reason, the Executive will be entitled to the following payments and benefits:

(1)

Bank shall pay the Executive, in lieu of any further salary or bonus payments to the Executive for periods subsequent to the Date of Termination, a lump sum severance payment (the “Enhanced Severance Payment”) equal to the product of (x) the Executive’s Final Average Cambridge Compensation multiplied by (y) three (3).

(2)	The benefits set forth in paragraph 6(a)(4) above, subject to the terms and conditions therein.

(3)	The amounts set forth in paragraph 4 above.

(c) Timing of Severance Payment. The cash payments under paragraph 6(a)Any (1) and (2), and the Enhanced Severance Payment under paragraph 6(b)(1) shall be made not later than the fifth (5th) day following the Date of Termination; provided, however, that notwithstanding anything contained herein to the contrary, if the Executive is a Specified Employee at the time of his separation from service , Bank shall pay the Executive the Severance Payment in a lump sum on the earlier of (I) the first (1st) business day that is six (6) months and one (1) day following the date of the Executive’s separation from service or (II) the date of the Executive’s death, but only to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2).

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(d) Golden Parachute. If any of the payments provided for in paragraph 6(b) of this Agreement, together with any other payments or benefits that the Executive has the right to receive from Bank or any member of an affiliated group of corporations (as defined in Code Section 1504, without regard to Code Section 1504(b)) of which Bank is a member (together, the “Payments”), would constitute a parachute payment (as defined in Code Section 280G(b)(2)) that is subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”) after taking into account the value to Bank and its subsidiaries and affiliates of the restrictive covenants in paragraph 9 of this Agreement, Bank will cause to be determined, before any Payment is made, which of the following two alternatives would maximize the Executive’s after-tax proceeds: (1) payment in full of the entire amount of the Payments or (2) payment of only a part of the Payments, reduced to the minimum extent necessary so that the Executive receives the largest Payments possible without the imposition of the Excise Tax (“Reduced Payments”). If it is determined that Reduced Payments will maximize the Executive’s after-tax benefit, then (1) cash compensation subject to the six-month delay rule in Code Section 409A(a)(2)(B)(i) shall be reduced first, and then cash payments that are not so subject shall be reduced, (2) the Payments shall be paid only to the extent permitted under the Reduced Payments alternative, and (3) the Executive will have no rights to any additional payments and/or benefits constituting the Payments. Unless Bank and the Executive otherwise agree in writing, any determination required under this paragraph 6(d) shall be made in writing by an Independent Tax Advisor (as defined below), which shall be paid solely by Bank and whose determination shall be conclusive and binding upon Bank and the Executive for all purposes. For purposes of making the calculations required by this paragraph 6(d), the Independent Tax Advisor may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Bank and the Executive shall furnish to the Independent Tax Advisor such information and documents as the Independent Tax Advisor may reasonably request in order to make the required determinations. The term “Independent Tax Advisor” means a nationally recognized accounting firm selected by Bank and reasonably acceptable to Executive, except that if Bank and the Executive are unable to agree on the selection of the Independent Tax Advisor, Bank shall request PricewaterhouseCoopers (United States) (“PwC”) to select a nationally recognized accounting firm to serve as the Independent Tax Advisor, and PwC’s selection of the Independent Tax Advisor will be final and binding on Bank and the Executive for purposes of this Agreement.

7. No Mitigation Required. With the exception of the health and dental insurance benefits described in paragraph 6(a)(4), the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to Bank, or otherwise.

8. Taxes and Withholdings. Bank shall withhold from any payment hereunder such state, federal or local income, employment or other taxes and other legally mandated withholdings as it deems appropriate. Bank makes no representation about the tax treatment or impact of any payments or benefits hereunder.

9. Restrictive Covenants.

(a) The Executive recognizes and agrees that Bank and its affiliates enjoy substantial goodwill in their business (the “Bank’s Business”). The Executive further recognizes that, in the performance of the Executive’s duties and responsibilities, the Executive is expected to have gained extensive and valuable experience and acquaintanceships with Bank’s customers and

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employees, and that the Executive also is expected to have had access to Bank’s Confidential Information relating to its business, operations, and customers. The Executive acknowledges that Confidential Information about Bank’s Business is not generally available to the public and is disclosed to the Executive in confidence; that the Confidential Information about Bank’s Business and its goodwill have been established and maintained by Bank at substantial cost and effort over many years and constitute valuable assets of Bank; and that the use or disclosure of such information or goodwill would cause serious and irreparable injury and harm to Bank. Therefore, the Executive covenants and agrees that the Executive will not, without the express prior written consent of Bank:

(1) During the term of the Executive’s employment with Bank and for a period ending twenty-four (24) months from the Date of the Termination of the Executive’s employment for any reason whatsoever, solicit any officer, trustee, director, or employee of Bank or its affiliates to leave his or her employment, or call upon, solicit, divert, or attempt to solicit or divert from Bank or its affiliates any of its customers of which the Executive was aware, or should have been aware, during the term of the Executive’s employment with Bank; and

(2) During the term of the Executive’s employment with Bank and thereafter, disclose to any other person (except as required by applicable law or in the good faith performance of the Executive’s duties and responsibilities pursuant to and during the Executive’s employment with Bank) or use for the Executive’s own benefit or gain, or the benefit or gain of any entity other than Bank or any of its affiliates, any Confidential Information of Bank.

(b) If, and only if, the Executive receives the Enhanced Severance Payment hereunder, then, in addition to the Executive’s obligations under paragraph 8(a) of this Agreement, the Executive shall not, directly or indirectly, as an executive of any person or entity (whether or not engaged in business for profit), for a period of one (l) year following the Date of Termination, individual proprietor, partner, stockholder, director, officer, joint venturer, investor, lender or in any other capacity whatever (otherwise than as holder of less than ten percent (10%) of any securities publicly traded in the market) compete with Bank and any subsidiary or affiliate of Bank in any city or town in which Bank or such subsidiary or affiliate operates at any time during the term of this Agreement, and any contiguous city or town.

(c) The Executive agrees that the Executive’s services and the Executive’s covenants under paragraph 8 of this Agreement, as well as any confidential and proprietary information which the Executive acquires while employed by Bank, are unique, that Bank will not be adequately compensated by monetary damages for the Executive’s breach of this Agreement, and accordingly that Bank shall be entitled to seek equitable relief for such breach in court by injunction or otherwise, in addition to any other remedies available to it, without the necessity of proving actual damages or posting a bond.

10. Conflicting Agreements. The Executive hereby represents and warrants that neither his execution of and performance of this Agreement nor his employment as described in paragraph 2 will not be in breach of, or in conflict with, any other agreement or covenant to which he is a party or by which he is bound.

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11. Compliance with Code Section 409A. To the extent necessary to ensure compliance with Code Section 409A (“Section 409A”), the provisions of this Paragraph 11 shall govern in all cases over any contrary or conflicting provision in this Agreement.

(a) If at the time of the Executive’s “separation from service” within the meaning of Section 409A, Bank determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the twenty percent (20%) additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one (1) day after the Executive’s separation from service, and (ii) the Executive’s death.

(b) The Parties intend that this Agreement will be administered in accordance with Section 409A. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A. The parties agree that this Agreement may be amended, as reasonably requested by either Party, and as may be necessary to fully comply with Section 409A and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either Party.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by Bank or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(e) Bank and its affiliates do not assume any economic burden associated with Section 409A. Although Bank and its affiliates intend to administer this Agreement to prevent taxation under Section 409A, Bank does not represent or warrant that this Agreement complies with any provision of federal, state, local, or non-United States law. Bank, any affiliate of Bank, and their respective directors, officers, employees and advisers will not be liable to the Executive (or any other individual claiming a benefit through the Executive) for any tax, interest, or penalties the Executive may owe as a result of this Agreement. Neither Bank nor any affiliate of Bank has any obligation to indemnify or otherwise protect the Executive from any obligation to pay taxes under Section 409A.

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12. Assignment; Successors and Assigns.

(a) The Executive may not make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of Bank.

(b) This Agreement shall inure to the benefit of and be binding upon Bank and the Executive, their respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death prior to the completion by Bank of all payments due to the Executive under this Agreement, Bank shall continue such payments to the Executive’s beneficiary designated in writing to Bank prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

(c) Each of Bank and its Parent Company, if any, shall require its successors (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of its business and/or assets to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Bank would be required to perform it if no such succession had taken place. Failure by one or more of Bank or its holding company to obtain such assumption and agreement immediately prior to the effectiveness of any such succession shall constitute a breach of this Agreement and the provisions of paragraph 3(i) of this Agreement shall apply. As used in this Agreement, the respective terms “Parent Company” and “Bank” shall mean any successor to their respective businesses and/or assets that assumes, by operation of law or otherwise, their respective obligations under this Agreement.

13. Integration; Bank Change in Control Agreement.

(a) This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and restates and supersedes all prior agreements with respect thereto. The Executive agrees that, during the term of this Agreement, the Executive shall not be eligible for any severance compensation or benefits in respect of the Executive’s termination of employment for any reason under any severance plan, practice, program, or policy of Bank, whether now in effect or implemented in the future, except as the Parties may expressly agree in writing. The Parties acknowledge that no statement, representation, warranty or covenant has been made by either Party with respect to the terms of the Agreement except as expressly set forth herein.

(b) If, on or before the first anniversary of the Cambridge Change in Control, Bank terminates the Executive’s employment without Cause (including by layoff, reduction in force, or reorganization), or the Executive terminates his employment for Good Reason, after the occurrence of a “Potential Change in Control” or a “Change in Control,” as those terms are defined in the Change in Control Agreement dated as of the date of this Agreement, by and among Parent Company, Bank and the Executive (the “Bank Change in Control Agreement”), the Bank Change in Control Agreement shall govern, and the Executive shall have no right to any payment or benefit under this Agreement.

14. Amendment. This agreement may be amended or modified only by a written instrument signed by the Executive and a duly authorized representative of Bank.

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15. Waiver. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving Party. The failure of either Party to require the performance of any term or obligation of this Agreement, or the waiver by either Party of any breach of this Agreement, shall not prevent or serve as a defense to any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16. Severability. If any provision of this Agreement shall be declared illegal or unenforceable by a court of competent jurisdiction, the remainder of this Agreement or the application of such provision in circumstances other than those as to which it is declared illegal or unenforceable, shall not be affected thereby, and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

17. Notices. Any notices or other communications to Bank pursuant to this Agreement shall be deemed sufficient if made in writing and delivered personally or by overnight or two-day courier service or mailed with proper return-receipt received by the sender, to Bank’s Corporate Secretary by mail to k.henry@easternbank.com, or to the Executive at the last residential address the Executive provided to Bank.

18. Governing Law; Regulatory Restrictions. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard for the conflicts of law principles thereof, and by and subject to any federal law to which Bank or Parent Company is subject as an FDIC-insured depository institution or a depository institution holding company. In addition to the foregoing:

(a) In no event shall Bank be obligated to make any payment pursuant to this Agreement that is prohibited by Section 18(k) of the Federal Deposit Insurance Act (codified at 12 U.S.C. sec. 1828(k)), 12 C.F.R. Part 359, or any other applicable law.

(b) In no event shall Bank be obligated to make any payment pursuant to this Agreement if:

(1) Parent Company or Bank is in default as defined in Section 3(x) (12 U.S.C. sec. 1818(x)(1)) of the Federal Deposit Insurance Act, as amended; or

(2) the FDIC enters into an agreement to provide assistance to or on behalf of Parent Company or Bank under the authority contained in Section 13(c) (12 U.S.C. sec. 1823(c)) of the Federal Deposit Insurance Act, as amended.

19. Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by each Party and their respective attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

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20. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claim of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the Parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. Bank shall be fully responsible for paying all filing costs, fees and expenses of the AAA and the arbitrator(s). In the event that any person or entity other than the Executive or Bank may be a Party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This paragraph 20 shall be specifically enforceable. Notwithstanding the foregoing, this paragraph 20 shall not preclude either Party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this paragraph 20.

21. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce paragraph 20 of this Agreement, the Parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

22. Counterparts; Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendment or waiver hereto or thereto, may be executed by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file and in one or more counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

23. Allocation of Obligations of Bank and Parent Company. The obligations of Bank and Parent Company under this Agreement are intended to be the joint and several obligations of Bank and Parent Company, which shall allocate these obligations with each other in a manner agreed upon by them.

24. Acknowledgments of Executive. The Executive acknowledges that the Executive has carefully read this Agreement and understands and agrees to all its terms. The Executive further acknowledges that the Executive has voluntarily entered into this Agreement, that the Executive has not relied upon any representation or statement, written or oral, other than those set forth in this Agreement, and that the Executive has been advised that the Executive should consult with an attorney before signing this Agreement and has had an opportunity to consult with an attorney if the Executive wished to do so.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

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Bank	Executive

EASTERN BANK

By: /s/ Robert F. Rivers	/s/ Denis K. Sheahan

Name: Robert F. Rivers	Name: Denis K. Sheahan

Title: Chief Executive Officer

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EXHIBIT A

SEPARATION AGREEMENT AND RELEASE

(Executive Severance Benefits Agreement)

This Separation Agreement and Release (this “Agreement”) is entered into as of [•], 2023 by and among Eastern Bankshares, Inc. (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank (the “Bank”), and Denis Sheahan (the “Executive”). Eastern Bankshares and the Bank are sometimes referred to collectively in this Agreement as “Eastern”. Eastern and the Executive are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties”. Any capitalized term used in this Agreement and not otherwise defined shall have the meaning set forth in the Executive Severance Benefits Agreement (as defined below). For purposes of this Agreement, the term “Eastern” shall also include the Parent Company (as defined in the Executive Severance Benefits Agreement) and each of its affiliates, subsidiaries, and each of their predecessors.

Recitals

WHEREAS, the Executive is as of the date hereof [insert title];

WHEREAS, the Executive and Eastern entered into a Executive Severance Benefits Agreement, effective as of September 19, 2023 (the “Executive Severance Benefits Agreement”);

WHEREAS, the Executive’s employment with Eastern will terminate as of [                 ] (such date, the “Separation Date”); and

WHEREAS, the Executive and Eastern desire to enter into this Agreement to set forth the terms and conditions of the Executive’s employment termination.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Agreement

1. Resignation; Return of Property.

1.1 Resignation. The Executive hereby resigns from Eastern (i) as an employee of Eastern, (ii) as [insert title], and (iii) in any and all other positions that the Executive may hold with any parent, subsidiary, affiliate, or related party of Eastern, in each case, effective as of the Separation Date.

1.2 Return of Property. The Executive represents that the Executive has returned, or will within ten (10) business days of the Separation Date return, to Eastern, as applicable, all property belonging to Eastern, including but not limited to any leased vehicle, laptop, cell phone, keys, access cards, phone cards and credit cards.

2. Separation Terms. If: (i) the Executive timely enters into this Agreement and a Release in substantially the form attached hereto as Exhibit AA (the “Release”) and the Executive does not revoke the Release, then in consideration of the Executive entering into this Agreement and the Release (and not revoking it) and agreeing to fully abide by their terms, and in full satisfaction of any and all obligations of Eastern to the Executive, except for those provisions of the Executive Severance Benefits Agreement and any other agreements or plans that shall survive after the Separation Date, as described in Section 4.2 hereof, Eastern shall provide to the Executive the compensation set forth in Section 4 of the Executive Severance Benefits Agreement, in accordance with its terms.

3. Restrictive Covenants.

3.1 Paragraph 9 of Executive Severance Benefits Agreement. Subject to the Executive’s receipt of the compensation set forth in paragraph 6 of the Executive Severance Benefits Agreement, the Executive agrees not to engage, directly or indirectly, in any action that is prohibited by the terms of paragraph 9 of the Executive Severance Benefits Agreement, which terms are hereby incorporated by reference in to this Agreement as if set forth verbatim.

3.2 Reasonableness of Restrictions. Executive acknowledges and agrees that (i) the Executive’s services to Eastern are unique and extraordinary; (ii) the restrictive covenants in paragraph 9 of the Executive Severance Benefits Agreement are essential elements of this Agreement and are reasonable given Executive’s access to Eastern’s Confidential Information and the substantial knowledge and goodwill the Executive has acquired with respect to the business of Eastern as a result of her employment with Eastern, and the unique and extraordinary services provided by the Executive to Eastern; (iii) the restrictive covenants contained in this Agreement are reasonable in time, territory, and scope, and in all other respects; and (iv) enforcement of the restrictions contained herein and therein will not deprive the Executive of the ability to earn a reasonable living.

3.3 Judicial Modification. Should any part or provision of this Section 3 (including paragraph 9 of the Executive Severance Benefits Agreement incorporated herein) be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement. The Parties further agree that if any portion of paragraph 9 of the Executive Severance Benefits Agreement incorporated herein is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, or other restrictions are deemed to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be replaced by terms that are valid and enforceable and that come closest to expressing the intention of such invalid or unenforceable terms.

3.4 Enforcement. The Executive acknowledges and agrees that Eastern will suffer irreparable harm in the event that the Executive breaches any of the Executive’s obligations under this Section 3 and that monetary damages would be inadequate to compensate Eastern for such breach. Accordingly, the Executive agrees that, in the event of a breach by the Executive of any of the Executive’s obligations under this Section 3, Eastern will be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief, and expedited discovery for the purpose of seeking relief, in order to prevent or to restrain any such breach. The Executive agrees to waive any requirement for the securing or posting of any bond in connection with such remedies.

4. General Provisions.

4.1 No Admission of Liability. No action taken by Eastern or the Executive hereto, either previously or in connection with this Agreement, shall be deemed or construed to be an acknowledgment or admission by any party of any fault or liability whatsoever to the other party or to any third party.

4.2 Integration. This Agreement, including all documents referenced herein, contains the complete, final, and exclusive agreement of the Parties relating to the terms and conditions of the Executive’s service and the termination of that service, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties; provided, however, that Sections 6, 7, 8, 9, 10, and 11-24 of the Executive Severance Benefits Agreement shall survive in accordance with the terms thereof after the Separation Date and are hereby incorporated by reference; and provided further that [                             ]1 shall survive after the Separation Date.

[remainder of page left intentionally blank; signature page follows]

[1]	NTD: This section will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

IN WITNESS WHEREOF, Eastern and the Executive have executed this Agreement to be effective as of the date set forth above.

EASTERN BANKSHARES, INC.

By:

Name:

Title:

EASTERN BANK

By:

Name:

Title:

EXECUTIVE

By:

Name:	Denis Sheahan

[Signature Page to Separation Agreement and Release]

EXHIBIT AA

RELEASE

Pursuant to Section 2 of the Separation and Release Agreement (the “Agreement”) by and between Eastern Bankshares, Inc. (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank (the “Bank”), and Denis Sheahan (the “Executive”) as a condition to receiving the payment referenced in Section 2 of the Agreement (the “Payment”), the Executive has agreed to execute this Release in accordance with the terms and conditions below. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.

In consideration of the receipt of the Payment, the Executive, on behalf of the Executive’s heirs, executors, administrators, successors and assigns, hereby fully, finally and forever releases and discharges Eastern, all parent, subsidiary, related and affiliated companies, as well as its and their successors and predecessors, assigns, officers, owners, directors, agents, representatives, attorneys, and employees (all of whom are referred to throughout this Release as the “Parties”), of and from all claims, demands, actions, causes of action, suits, damages, losses, and expenses, of any and every nature whatsoever, as a result of actions or omissions occurring through the execution date of this Release. Specifically included in this waiver and release are, among other things, any and all claims of alleged employment discrimination, either as a result of the separation of the Executive’s employment or otherwise, under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Family and Medical Leave Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, any other federal, state or local statute, rule, ordinance, or regulation, as well as any claims for alleged wrongful discharge, negligent or intentional infliction of emotional distress, breach of contract, fraud, defamation, or any other unlawful behavior, the existence of which is specifically denied by the Parties. The foregoing list is intended to be illustrative rather than inclusive. The Executive waives the rights and claims to the extent set forth above, and the Executive also agrees not to institute, or have instituted, a lawsuit against the Parties based on any such waived claims or rights.

Nothing in this Release, however, shall be construed to prohibit the Executive from filing a charge or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission or comparable state or local agency. Notwithstanding the foregoing, the Executive waives her right to recover monetary or other damages as a result of any charge or lawsuit filed by the Executive or by anyone else on the Executive’s behalf, including a class or collective action, whether or not the Executive is named in such proceeding. Further, nothing in this Release is intended to waive the Executive’s entitlement to: (1) any payments or benefits described in Section 2 of the Agreement; (2) any payments, benefits or other rights provided for in the Executive Severance Benefits Agreement, (3) any earned but unpaid compensation or benefits from Eastern or any of its affiliates; and (4) vested or accrued benefits under any tax-qualified or nonqualified employee benefit plan sponsored by Eastern or any of its affiliates, or shares or other equity awards (vested or unvested) under Eastern’s stock plans.2 Finally, this Release does not waive claims that the Executive could make, if available, for unemployment or workers’ compensation.

[2]	NTD: This Release will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

The Executive acknowledges and represents that, other than the consideration set forth in the Agreement and the payments and benefits provided for in the Executive Severance Benefits Agreement, Eastern has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to the Executive through the Separation Date.3 In addition, the Executive acknowledges and agrees that except as set forth in the Agreement or the Executive Severance Benefits Agreement, her participation in all benefits and incidents of employment, including, but not limited to, the accrual of bonuses, vacation, and paid time off, will cease as of the Separation Date.

The Executive fully understands the meaning and intent of this Release, including but not limited to, its final and binding effect.

The Executive acknowledges that she has carefully read and reviewed this Release and has been advised to seek the advice of an attorney, or other counsel, and she has had an opportunity to consult with and receive counsel from an attorney concerning the terms of this Release.

The Executive understands and is satisfied with the terms and contents of this Release and knowingly and voluntarily has signed her name to the same as a free act and deed, and no promises or representations have been made to the Executive by any person to induce the Executive to sign this Release other than the express terms set forth herein, in the Agreement, and in the Executive Severance Benefits Agreement. The Executive agrees that this Release shall be binding upon the Executive and her agents, attorneys, personal representatives, heirs, and assigns. The Executive acknowledges that the Executive has been given a period of at least 45 days from date of receipt within which to consider and sign this Release. To the extent the Executive has executed this Release less than 45 days after its delivery to the Executive, the Executive hereby acknowledges that the Executive’s decision to execute this Agreement prior to the expiration of such 45-day period was entirely voluntary.

The Executive acknowledges that she will be given seven (7) days from the date the Executive signs this Release to change her mind and revoke the Release. If the Executive does not revoke this Release within seven (7) days of the Executive’s signing, this Release will become final and binding on the day following such seven (7) day period.

The Executive acknowledges that the Release will not be effective, and no benefits shall be provided hereunder, until the seven (7) day revocation period described herein has expired.

[3]	NTD: This language to be revised to carve out any other final compensation owed to Executive that will not have been paid by the Separation Date.

Any notice to revoke this Release will be deemed properly given or made if personally delivered or, if mailed, when mailed by registered or certified mail, postage prepaid to Eastern at its principal business office, to the attention of the President and Chief Executive Officer.

By executing this Release, I acknowledge that I have had the opportunity to consult with an attorney of my choice; that I have carefully reviewed and considered this Release; that I understand the terms of the Release; and that I voluntarily agree to them.

Date	Denis Sheahan

Exhibit 99.3

Execution Version

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement (this “Agreement”) is made as of the 19th day of September, 2023, by and among Eastern Bankshares, Inc. (“Eastern Bankshares”), its wholly owned subsidiary, Eastern Bank (the “Bank”), and Denis Sheahan (the “Executive”), a resident of Massachusetts. Eastern Bankshares and the Bank are sometimes referred to collectively in this Agreement as “Eastern”. Eastern and the Executive are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties”.

1. Purpose. The Parties contemplate that upon the merger of Cambridge Bancorp, Inc. (“Cambridge”) with and into Eastern Bankshares pursuant to that certain Agreement and Plan of Merger dated as of the date of this Agreement by and among Eastern Bankshares, Citadel MS 2023, Inc., the Bank, Cambridge, and Cambridge Trust Company (the “Cambridge Merger Agreement”), the Executive will become the Chief Executive Officer of the Bank. Eastern considers it essential to the best interests of its shareholders to promote and preserve the continuous employment of key management personnel. The boards of directors of the Bank and Eastern Bankshares (collectively, the “boards”) recognize that, as is the case with many corporations, the possibility of a Change in Control (as defined in Section 2 hereof) exists and that such possibility, and the uncertainty and questions that it may raise among management, may result in the departure or distraction of key management personnel to the detriment of Eastern and the shareholders of Eastern Bankshares. Therefore, the boards have determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of Eastern’s key management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control. Nothing in this Agreement shall be construed to alter any at-will employment relationship or to create an express or implied contract of employment for a particular term. Except as otherwise agreed in writing between the Executive and Eastern, the Executive shall not have any right to be retained in the employ of Eastern for any particular term.

2. Change in Control; Potential Change in Control. As used in this Agreement:

(a) the term “Parent Company” means Eastern Bankshares, Inc. or any other entity that is the ultimate holding company of the Bank, controlling, directly or indirectly through one or more intermediaries, a majority of the Voting Securities (as defined below) issued by the Bank.

(b) the term “Combination Counterparty” means Parent Company, or if there is no Parent Company, the term “Combination Counterparty” means the Bank.

(c) the term “Change in Control” means the consummation by Eastern, in a single transaction or series of related transactions, of any of the following events:

(i) the merger, consolidation or other business combination or similar reorganization of Parent Company or the Bank, whether in one or a series of related steps (the “Combination”), if, immediately following the effectiveness of the Combination, either (A) less than two-thirds of the board of directors or other governing body (the “Surviving Board”) of the entity paying the transaction consideration in such Combination, whether cash and/or securities, is composed of individuals who, immediately prior to effectiveness of the Combination, were serving on the board of directors or other governing body of the Combination Counterparty, or (B) less than sixty percent (60%) of the combined voting power of the securities having the right to vote in an election of the Surviving Board is beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, by persons who, immediately prior to effectiveness of such Combination, were shareholders of the Combination Counterparty; or

(ii) a person or persons acting in concert, other than Parent Company, has or have become the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of twenty-five percent (25%) or more of the combined voting power of the securities having the right to vote in an election of the board of directors of Parent Company or the Bank (“Voting Securities”); provided, however, that this clause (ii) shall not apply to beneficial ownership of Eastern Bankshares’s or the Bank’s Voting Securities held by an entity of which Parent Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding Voting Securities; or

(iii) during any period of two consecutive years, individuals who constitute the board of directors of Parent Company (or, if Parent Company ceases to be the beneficial owner (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of a majority of the Voting Securities of the Bank, the Bank) at the beginning of such two-year period cease for any reason to constitute at least a majority of the board of directors of Parent Company or the Bank, as applicable; provided, however, that for purposes of this sentence, an individual shall be deemed to have been a trustee or director at the beginning of such period if such individual was elected, or nominated for election, by the board of directors of Parent Company or the Bank, as applicable, by a vote of at least two-thirds of the directors who were directors at the beginning of the two-year period or were so elected or nominated by such directors; or

(iv) the sale of all or substantially all of the assets of Parent Company or the Bank to any person, group or entity; or

(v) any other transaction that the board of directors or other governing body of Parent Company or, if there is no Parent Company, the Bank determines, whether before or after a Potential Change in Control, constitutes a Change in Control for purposes of this Agreement.

(d) the term “Potential Change in Control” means the occurrence of any of the following events:

(i) Parent Company or the Bank enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; or

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(ii) the board of directors or other governing body of Parent Company or, if there is no Parent Company, the Bank adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

3. Terminating Event; Cause; Good Reason; Disability. As used in this Agreement:

(a) the term “Terminating Event” means the occurrence, (x) if a Potential Change in Control has occurred and is continuing, or (y) within eighteen (18) months after a Change in Control, of (i) termination of the Executive’s employment by Eastern for any reason other than death, Disability (as defined in this Section), or Cause (as defined in this Section), or (ii) resignation of the Executive from the employ of Eastern for Good Reason (as defined in this Section);

(b) the term “Cause” means any one or more of the following:

(i) a material act of willful misconduct by the Executive in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of Eastern; or

(ii) the conviction of the Executive for, or plea of nolo contendere by the Executive to, any felony or a misdemeanor involving deceit, dishonesty, or fraud; or

(iii) the commission by the Executive of any misconduct, whether or not related to Eastern or any of its affiliates, that has caused, or would reasonably be expected to cause, material detriment or damage to Eastern’s or any of its affiliates’ reputation, business operation or relation with its employees, customers, vendors, suppliers or regulators; or

(iv) continued, willful and deliberate non-performance by the Executive of his duties (other than by reason of the Executive’s physical or mental illness, incapacity or disability) that has continued for more than thirty (30) days following written notice providing the details of such non-performance from the Chairman or the Chief Executive Officer of Parent Company or the Bank, as the case may be; or

(v) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Eastern to cooperate, or the deliberate destruction of or deliberate failure to preserve documents or other materials that the Executive should reasonably know to be relevant to such investigation, after being instructed by Eastern to preserve such documents, or the willful inducement of others to fail to cooperate or to fail to produce documents or other materials; or

(vi) removal or prohibition of the Executive from participating in the conduct of Eastern’s affairs by order issued under applicable law and regulations by a federal or state banking agency having authority over Eastern;

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(c) the term “Good Reason” means that an Executive has complied with the “Good Reason Process” following the occurrence of any of the following events:

(i) a material diminution, not consented to by the Executive, in the Executive’s responsibilities, authorities or duties, from the responsibilities, authorities or duties exercised by the Executive as of immediately prior to a Potential Change in Control; or

(ii) any material reduction in the Executive’s annual compensation or benefits, as in effect immediately prior to a Potential Change in Control or as the same may be increased from time to time thereafter, except for across-the-board reductions similarly affecting all or substantially all of Eastern’s executive officers; or

(iii) the relocation of the Eastern offices at which the Executive is principally employed as of the date hereof (the “Current Offices”) to any other location more than 25 miles from the Current Offices, or the requirement by Eastern for the Executive to be based at a location more than 25 miles from the Current Offices, except for required travel on Eastern’s business to an extent substantially consistent with the Executive’s business travel obligations during the twelve (12)-month period immediately preceding the Change in Control; or

(iv) any material breach of this Agreement by Eastern, including without limitation the failure of Parent Company or the Bank to obtain a satisfactory agreement from any successor to fully assume such entity’s obligations and to perform under this Agreement, as contemplated in Section 15(c) hereof, in a form reasonably acceptable to the Executive;

(d) the term “Good Reason Process” means that (i) the Executive reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Executive notifies Eastern in writing of the occurrence of the Good Reason condition within sixty (60) days of the Executive having a reasonable basis to conclude that a Good Reason condition has occurred; (iii) the Executive cooperates in good faith with Eastern’s efforts, for a period not less than thirty (30) days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within sixty (60) days after the end of the Cure Period, provided, however, that if Eastern cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred; and

(e) the term “Disability” means any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months that renders the Executive unable to engage in any substantial gainful activity.

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4. Change in Control Payment. If a Terminating Event occurs, subject to the Executive signing a separation agreement, in substantially the form attached as Exhibit A (the “Separation Agreement and Release”), and the Separation Agreement and Release becoming irrevocable, all within sixty (60) days after the Date of the Termination, then the following shall occur:

(a) Eastern shall pay to the Executive an amount equal to the sum of three (3) times (i) the Executive’s annual base salary in effect immediately prior to the Terminating Event (or the Executive’s annual base salary in effect immediately prior to the Change in Control, if greater), plus (ii) the greater of (x) the Executive’s targeted annual bonus for the year in which the Termination Event occurs and (y) the average of the Executive’s bonuses for the three (3) years immediately preceding the year in which the Termination Event occurs, payable in one lump-sum payment, less applicable tax withholdings, within sixty (60) days following the Date of Termination (as hereinafter defined); and

(b) if the Executive was participating in Eastern’s group health and dental plans immediately prior to the Executive’s termination and elects COBRA health continuation, then Eastern shall pay to the Executive a monthly cash payment for eighteen (18) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that Eastern would have made to provide health and dental insurance to the Executive if the Executive had remained employed by Eastern. Eastern shall use commercially reasonable efforts to provide for such payments in a manner that allows the Executive to exclude such payments from income, unless the Executive’s COBRA health continuation period ends prior to the end of the eighteen-month payment period or Eastern reasonably determines such payment to be discriminatory under Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”).

Notwithstanding the foregoing, if a court of competent jurisdiction or an arbitrator determines that during his employment or within twenty-four (24) months thereafter, the Executive willfully and materially failed to substantially comply with any restrictive covenant contained in the Separation Agreement and Release or willfully and materially failed to substantially comply with any material obligation under this Agreement, the Executive shall be obligated promptly to refund the net amount of any payments or benefits paid or provided under the terms of this Agreement after payment of all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the payments, such net amount to be determined by taking into account any federal, state, or local income, excise, or employment tax benefits or relief available to the Executive as a result of such repayment. Eastern may take appropriate legal action to seek to recover any such payments and benefits from the Executive or his estate.

5. Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment, or distribution by Eastern to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”),

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would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from the consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b) For purposes of this Section 5, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(c) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(a) shall be made by a nationally recognized accounting firm selected by Eastern (the “Accounting Firm”), which shall provide detailed supporting calculations both to Eastern and the Executive within fifteen (15) business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by Eastern or the Executive. Any determination by the Accounting Firm shall be binding upon Eastern and the Executive.

6. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, Eastern determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the twenty percent (20%) additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one (1) day after the Executive’s separation from service, and (ii) the Executive’s death.

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(b) The Parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Parties agree that this Agreement may be amended, as reasonably requested by either Party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either Party.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by Eastern or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(e) Eastern makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute non-qualified deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7. Term. This Agreement shall take effect on the date first set forth above and shall terminate on the earliest of (i) the termination of the Cambridge Merger Agreement prior to the occurrence of the Effective Time (as defined therein); (ii) the termination of the Executive’s employment prior to a Change in Control for any reason other than the occurrence of a Terminating Event, (iii) the termination of the Executive’s employment after a Change in Control for any reason other than the occurrence of a Terminating Event, and (iv) the date which is eighteen (18) months after a Change in Control if the Executive is then still employed by Eastern. For purposes of this Section, notification via email shall constitute written notification.

8. Withholding. All payments made by Eastern to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by Eastern under applicable law.

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9. Notice and Date of Termination.

(a) Notice of Termination. During the term of this Agreement, any purported termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one Party hereto to the other Party hereto in accordance with this Section 9. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of the Executive’s Disability or by Eastern with Cause, the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Executive without Good Reason or by Eastern without Cause, thirty (30) days after the date on which a Notice of Termination is given, and (iv) if the Executive’s employment is terminated by the Executive with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to Eastern, Eastern may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by Eastern for purposes of this Agreement.

10. No Mitigation. Eastern agrees that, if the Executive’s employment by Eastern is terminated during the term of this Agreement, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by Eastern pursuant to Section 4 hereof. Further, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to Eastern, or otherwise.

11. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claim of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the Parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. Eastern shall be fully responsible for paying all filing costs, fees and expenses of the AAA and the arbitrator(s). In the event that any person or entity other than the Executive or Eastern may be a Party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 11 shall be specifically enforceable. Notwithstanding the foregoing, this Section 11 shall not preclude either Party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 11.

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12. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 11 of this Agreement, the Parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

13. Entire Agreement. Except for the agreements and plans referenced in Section 20 below, which shall continue in full force and effect, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes in all respects all prior agreements between the Parties concerning such subject matter.

14. Cooperation Covenant. Both during and after the Executive’s employment, the Executive shall cooperate fully with Eastern and with any legal counsel, expert or consultant Eastern may retain to assist in connection with any judicial proceedings, arbitration, administrative proceeding, governmental investigation, examination, inquiry or internal audit in which Eastern or any of its affiliates, may be or become involved, including full disclosure of all relevant information and truthfully testifying on Eastern’s behalf (or, at the request of Eastern, on behalf of any such affiliate of Eastern) in connection with any such proceeding or investigation. Eastern shall pay all of the Executive’s travel and other reasonable expenses associated with such cooperation, and, in the event the Executive is then no longer employed with Eastern, shall use all commercially reasonable efforts to schedule such cooperation such that it does not conflict with the Executive’s professional or personal commitments. In addition, in the event Executive is no longer employed by Eastern and did not receive payment under this Agreement, Eastern shall pay Executive a reasonable hourly rate for any such cooperation.

15. Assignment; Successors and Assigns.

(a) The Executive may not make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of Eastern.

(b) This Agreement shall inure to the benefit of and be binding upon Eastern and the Executive, their respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death prior to the completion by Eastern of all payments due to the Executive under this Agreement, Eastern shall continue such payments to the Executive’s beneficiary designated in writing to Eastern prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

(c) Each of Parent Company, Eastern Bankshares and the Bank shall require its successors (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of its business and/or assets to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Eastern would be required to perform it if no such succession had taken place. Failure by one or more of Parent Company, Eastern Bankshares and the Bank to obtain such assumption and agreement

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immediately prior to the effectiveness of any such succession shall constitute a breach of this Agreement and the provisions of Section 3(c)(iv) hereof shall apply. As used in this Agreement, the respective terms “Parent Company”, “Eastern Bankshares” and “the Bank” shall mean any successor to their respective businesses and/or assets that assumes, by operation of law or otherwise, their respective obligations under this Agreement.

16. Enforceability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. The agreement of the Executive contained in Section 14 hereof is of a special, unique and extraordinary character, and the obligations of the Executive set forth therein shall therefore be enforceable both at law and in equity, by injunction or otherwise. The rights and remedies of the Parties hereunder shall be cumulative and not alternative and shall not be exhausted by any one or more uses thereof.

17. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving Party. The failure of any Party to require the performance of any term or obligation of this Agreement, or the waiver by any Party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18. Notices. Any notices, requests, demands, and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight currier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with Eastern, or to Eastern at its main office, attention of Chief Executive Officer of the Bank.

19. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by duly authorized representatives of Eastern.

20. Effect on Other Plans and Agreements.

(a) An election by the Executive to resign after a Change in Control under the provisions of this Agreement shall not be deemed a voluntary termination of employment by the Executive for the purpose of interpreting the provisions of any of Eastern’s benefit plans, programs, or policies. Nothing in this Agreement shall be construed to limit the rights of the Executive under Eastern’s benefit plans, programs or policies except as otherwise provided in Section 4 hereof, and except that the Executive shall have no rights to any severance benefits under any severance pay plan of Parent Company, Eastern Bankshares, or the Bank.

(b) If Eastern terminates the Executive’s employment without Cause, or the Executive terminates his employment for Good Reason, after the occurrence of a Potential Change in Control or a Change in Control, the terms and conditions of this Agreement shall govern, and the Executive shall have no right to any payment or benefit under the Executive Severance Benefits Agreement, dated as of the date of this Agreement, by and between the Executive and the Bank (the “Executive Severance Benefits Agreement”).

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(c) If the Executive is party to an agreement with Eastern, other than the Executive Severance Benefits Agreement, providing for change in control payments or severance benefits, the Executive may receive payment under this Agreement or such other agreement, but not both. The Executive shall elect the agreement under which the Executive desires to receive severance payments and benefits in the event of a Change in Control.

21. Governing Law; Regulatory Restrictions. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard for the conflicts of law principles thereof, and by and subject to any federal law to which Parent Company, Eastern Bankshares or the Bank is subject as an FDIC-insured depository institution or a depository institution holding company. In addition to the foregoing:

(a) In no event shall Eastern be obligated to make any payment pursuant to this Agreement that is prohibited by Section 18(k) of the Federal Deposit Insurance Act (codified at 12 U.S.C. sec. 1828(k)), 12 C.F.R. Part 359, or any other applicable law.

(b) In no event shall Eastern be obligated to make any payment pursuant to this Agreement if:

(i) Parent Company or the Bank is in default as defined in Section 3(x) (12 U.S.C. sec. 1818(x)(1)) of the Federal Deposit Insurance Act, as amended; or

(ii) the FDIC enters into an agreement to provide assistance to or on behalf of Parent Company or the Bank under the authority contained in Section 13(c) (12 U.S.C. sec. 1823(c)) of the Federal Deposit Insurance Act, as amended.

22. Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by each Party and their respective attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

23. Counterparts; Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendment or waiver hereto or thereto, may be executed by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file and in one or more counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No Party hereto or to any such agreement or instrument shall raise the

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use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

24. Allocation of Obligations of Eastern. The obligations of Eastern under this Agreement are intended to be the joint and several obligations of the Bank, Eastern Bankshares and Parent Company, which shall allocate these obligations with each other in a manner agreed upon by them.

25. Acknowledgments of Executive. The Executive acknowledges that the Executive has carefully read this Agreement and understands and agrees to all its terms. The Executive further acknowledges that the Executive has voluntarily entered into this Agreement, that the Executive has not relied upon any representation or statement, written or oral, other than those set forth in this Agreement, and that the Executive has been advised that the Executive should consult with an attorney before signing this Agreement and has had an opportunity to consult with an attorney if the Executive wished to do so.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

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IN WITNESS WHEREOF, the Parties have executed this Agreement effective on the date and year first above written.

EASTERN BANKSHARES, INC.

By:	/s/ Robert F. Rivers

Name:	Robert F. Rivers
Title:	Chief Executive Officer

EASTERN BANK

By:	/s/ Robert F. Rivers

Name:	Robert F. Rivers
Title:	Chief Executive Officer

EXECUTIVE

By:	/s/ Denis Sheahan

Name:	Denis Sheahan

[Change in Control Agreement Signature Page]

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EXHIBIT A

SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release (this “Agreement”) is entered into as of ___________ __, 2023 by and among Eastern Bankshares, Inc. (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank (the “Bank”), and Denis Sheahan (the “Executive”). Eastern Bankshares and the Bank are sometimes referred to collectively in this Agreement as “Eastern”. Eastern and the Executive are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties”. Any capitalized term used in this Agreement and not otherwise defined shall have the meaning set forth in the Change in Control Agreement (as defined below). For purposes of this Agreement, the term “Eastern” shall also include the Parent Company (as defined in the Change in Control Agreement) and each of its affiliates, subsidiaries, and each of their predecessors.

Recitals

WHEREAS, the Executive is as of the date hereof [insert title];

WHEREAS, Executive and Eastern entered into a Change in Control Agreement, effective as of September 19, 2023 (the “Change in Control Agreement”);

WHEREAS, in connection with [describe change in control transaction and agreement] [(the “Transaction Agreement”) (the “Transaction”),] the Executive’s employment with Eastern will terminate as of [______] (such date, the “Separation Date”); and

WHEREAS, the Executive and Eastern desire to enter into this Agreement to set forth the terms and conditions of the Executive’s employment termination.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Agreement

1. Resignation; Return of Property.

1.1 Resignation. The Executive hereby resigns from Eastern (i) as an employee of Eastern, (ii) as [insert title], and (iii) in any and all other positions that the Executive may hold with any parent, subsidiary, affiliate, or related party of Eastern, in each case, effective as of the Separation Date.

1.2 Return of Property. The Executive represents that the Executive has returned, or will within ten (10) business days of the Separation Date return, to Eastern, as applicable, all property belonging to Eastern, including but not limited to any leased vehicle, laptop, cell phone, keys, access cards, phone cards and credit cards.

2. Separation Terms. If: (i) the Executive timely enters into this Agreement and a Release in substantially the form attached hereto as Exhibit AA (the “Release”) and the Executive does not revoke the Release, then in consideration of the Executive entering into this Agreement and the Release (and not revoking it) and agreeing to fully abide by their terms, and in full satisfaction of any and all obligations of Eastern to the Executive, except for those provisions of the Change in Control Agreement and any other agreements or plans that shall survive after the Separation Date, as described in Section 4.2 hereof, Eastern shall provide to the Executive the compensation set forth in Section 4 of the Change in Control Agreement, in accordance with its terms.

3. Restrictive Covenants.

3.1 Non-Competition.

3.1.1 For twelve (12) months after the Separation Date, the Executive shall not, directly or indirectly, become a director, trustee, officer, employee, principal, agent, consultant or independent contractor of a Competing Business (as defined below), subject to Section 3.1.3 hereof.

3.1.2 As used in this Agreement, the term “Competing Business” means any bank or other FDIC-insured depository institution, credit union, mortgage or finance company, or any other entity engaged in a business that offers one or more products or services that, as of the Separation Date, compete with one or more products or services then offered, or one or more proposed products or services then under active development, by Eastern (the “Competitive Products or Services”), provided that the Executive was actively involved at any time during the two years preceding the Transaction in the development, delivery, supervision or oversight of the Competitive Products or Services, including by providing senior administrative support or supervision (the “Designated Services”), if such entity’s executive headquarters or main office is located in any of the following counties (collectively, the “Designated Region”): the Massachusetts counties of Suffolk, Essex, Middlesex, Norfolk, Plymouth, Worcester, Bristol and Barnstable; the New Hampshire counties of Hillsborough, Merrimack, Rockingham and Stratford; and Providence County, Rhode Island.1 For avoidance of doubt, “Competing Business” shall not include any business that primarily engages in providing asset manager services or underwrites insurance products.

3.1.3 Nothing in this Agreement shall prohibit the Executive from (x) owning bonds, non-voting preferred stock or less than one percent (1%) of the outstanding common stock of any Competing Business (or the holding company thereof) if the common stock of such entity is publicly traded; (y) serving on the board of directors of or providing employment or consulting services to a business that is not a Competing Business; or (z) providing services to a business that is a Competing Business, whether as an employee or consultant, if (i) the Executive provides Designated Services from an office located outside of the Designated Region; (ii) the services provided by the Executive for the Competing Business do not relate primarily to the delivery of Competitive Products or Services in the Designated Region that would reasonably be expected to

[1]

NTD. Eastern may expand the Designated Region in this Agreement to include any metropolitan statistical area (MSA) from which the Parent Company’s depository subsidiaries, on a consolidated basis, obtain more than 20% of their total deposits as of the end of the fiscal quarter immediately preceding the Separation Date.

utilize the Executive’s knowledge of the market in the Designated Region, or of existing or prospective customers of Eastern, gained while the Executive provided Designated Services to Eastern; and (iii) the Executive is and remains in compliance with the provisions of Section 3.2 of this Agreement.

3.2 Non-Solicitation. For twenty-four (24) months after the Separation Date, the Executive shall not hire or attempt to hire any employee of Eastern, assist in such hiring by any other person or entity, encourage any such employee to terminate her relationship with Eastern, or call upon, solicit, divert, or attempt to solicit or divert from Eastern any of its customers of which Executive was aware, or should have been aware, during the term of Executive’s employment with Eastern.

3.3 Confidentiality. At all times after the Separation Agreement, the Executive may not disclose Confidential Information of Eastern, except for purposes consistent with the administration and performance of the Executive’s obligations hereunder, or as required by law, provided that written notice of any legally required disclosure shall be given to Eastern, to the extent legally permissible, as soon as reasonably practicable prior to any such disclosure and the Executive shall reasonably cooperate with Eastern to protect the confidentiality thereof pursuant to applicable law or regulation. For purposes of this Agreement, “Confidential Information” includes all confidential and proprietary information of Eastern, including without limitation, financial information, business plans, prospects, customer lists, and opportunities (such as lending relationships, financial product developments, or possible acquisition or dispositions of businesses or facilities) which have been discussed or considered by the management of Eastern or any of its affiliates, but does not include any information which has become part of the public domain by means other than Executive’s nonobservance of Executive’s obligations under this Agreement.

3.4 Reasonableness of Restrictions. Executive acknowledges and agrees that (i) the Executive’s services to Eastern are unique and extraordinary; (ii) the restrictive covenants in this Agreement are essential elements of this Agreement and are reasonable given Executive’s access to Eastern’s Confidential Information and the substantial knowledge and goodwill the Executive has acquired with respect to the business of Eastern as a result of her employment with Eastern, and the unique and extraordinary services provided by the Executive to Eastern; (iii) the restrictive covenants contained in this Agreement are reasonable in time, territory, and scope, and in all other respects; and (iv) enforcement of the restrictions contained herein and therein will not deprive the Executive of the ability to earn a reasonable living.

3.5 Judicial Modification. Should any part or provision of this Section 3 be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement. The Parties further agree that if any portion of this Section 3 is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, or other restrictions are deemed to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be replaced by terms that are valid and enforceable and that come closest to expressing the intention of such invalid or unenforceable terms.

3.6 Enforcement. The Executive acknowledges and agrees that Eastern will suffer irreparable harm in the event that the Executive breaches any of the Executive’s obligations under this Section 3 and that monetary damages would be inadequate to compensate Eastern for such breach. Accordingly, the Executive agrees that, in the event of a breach by the Executive of any of the Executive’s obligations under this Section 3, Eastern will be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief, and expedited discovery for the purpose of seeking relief, in order to prevent or to restrain any such breach. The Executive agrees to waive any requirement for the securing or posting of any bond in connection with such remedies.

4. General Provisions.

4.1 No Admission of Liability. No action taken by Eastern or the Executive hereto, either previously or in connection with this Agreement, shall be deemed or construed to be an acknowledgment or admission by any party of any fault or liability whatsoever to the other party or to any third party.

4.2 Integration. This Agreement, including all documents referenced herein, contains the complete, final, and exclusive agreement of the Parties relating to the terms and conditions of the Executive’s service and the termination of that service, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties; provided, however, that (a) Sections 4, 5, 6, 8, 10, 11, 12, and 14-25 of the Change in Control Agreement shall survive in accordance with the terms thereof after the Separation Date and are hereby incorporated by reference; and provided further that [_______________]2 shall survive after the Separation Date.

[remainder of page left intentionally blank; signature page follows]

[2]	NTD. This section will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

IN WITNESS WHEREOF, Eastern and the Executive have executed this Agreement to be effective as of the date set forth above.

EASTERN BANKSHARES, INC.

By:

Name:
Title:

EASTERN BANK

By:

Name:
Title:

EXECUTIVE

By:

Name: Denis Sheahan

[Signature Page to Separation Agreement and Release]

EXHIBIT AA

RELEASE

Pursuant to Section 2 of the Separation and Release Agreement (the “Agreement”) by and between Eastern Bankshares, Inc. (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank (the “Bank”), and Denis Sheahan (the “Executive”) as a condition to receiving the payment referenced in Section 2 of the Agreement (the “Payment”), the Executive has agreed to execute this Release in accordance with the terms and conditions below. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.

In consideration of the receipt of the Payment, the Executive, on behalf of the Executive’s heirs, executors, administrators, successors and assigns, hereby fully, finally and forever releases and discharges Eastern, all parent, subsidiary, related and affiliated companies, as well as its and their successors and predecessors, assigns, officers, owners, directors, agents, representatives, attorneys, and employees (all of whom are referred to throughout this Release as the “Parties”), of and from all claims, demands, actions, causes of action, suits, damages, losses, and expenses, of any and every nature whatsoever, as a result of actions or omissions occurring through the execution date of this Release. Specifically included in this waiver and release are, among other things, any and all claims of alleged employment discrimination, either as a result of the separation of the Executive’s employment or otherwise, under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Family and Medical Leave Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, any other federal, state or local statute, rule, ordinance, or regulation, as well as any claims for alleged wrongful discharge, negligent or intentional infliction of emotional distress, breach of contract, fraud, defamation, or any other unlawful behavior, the existence of which is specifically denied by the Parties. The foregoing list is intended to be illustrative rather than inclusive. The Executive waives the rights and claims to the extent set forth above, and the Executive also agrees not to institute, or have instituted, a lawsuit against the Parties based on any such waived claims or rights.

Nothing in this Release, however, shall be construed to prohibit the Executive from filing a charge or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission or comparable state or local agency. Notwithstanding the foregoing, the Executive waives her right to recover monetary or other damages as a result of any charge or lawsuit filed by the Executive or by anyone else on the Executive’s behalf, including a class or collective action, whether or not the Executive is named in such proceeding. Further, nothing in this Release is intended to waive the Executive’s entitlement to: (1) any payments or benefits described in Section 2 of the Agreement; (2) any payments, benefits or other rights provided for in the Change in Control Agreement, (3) any earned but unpaid compensation or benefits from Eastern or any of its affiliates; and (4) vested or accrued benefits under any tax-qualified or nonqualified employee benefit plan sponsored by Eastern or any of its affiliates, or shares or other equity awards (vested or unvested) under Eastern’s stock plans.3 Finally, this Release does not waive claims that the Executive could make, if available, for unemployment or workers’ compensation.

[3]	NTD. This Release will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

The Executive acknowledges and represents that, other than the consideration set forth in the Agreement and the payments and benefits provided for in the Change in Control Agreement, Eastern has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to the Executive through the Separation Date.4 In addition, the Executive acknowledges and agrees that except as set forth in the Agreement or the Change in Control Agreement, her participation in all benefits and incidents of employment, including, but not limited to, the accrual of bonuses, vacation, and paid time off, will cease as of the Separation Date.

The Executive fully understands the meaning and intent of this Release, including but not limited to, its final and binding effect.

The Executive acknowledges that she has carefully read and reviewed this Release and has been advised to seek the advice of an attorney, or other counsel, and she has had an opportunity to consult with and receive counsel from an attorney concerning the terms of this Release.

The Executive understands and is satisfied with the terms and contents of this Release and knowingly and voluntarily has signed her name to the same as a free act and deed, and no promises or representations have been made to the Executive by any person to induce the Executive to sign this Release other than the express terms set forth herein, in the Agreement, and in the Change in Control Agreement. The Executive agrees that this Release shall be binding upon the Executive and her agents, attorneys, personal representatives, heirs, and assigns. The Executive acknowledges that the Executive has been given a period of at least 45 days from date of receipt within which to consider and sign this Release. To the extent the Executive has executed this Release less than 45 days after its delivery to the Executive, the Executive hereby acknowledges that the Executive’s decision to execute this Agreement prior to the expiration of such 45-day period was entirely voluntary.

The Executive acknowledges that she will be given seven (7) days from the date the Executive signs this Release to change her mind and revoke the Release. If the Executive does not revoke this Release within seven (7) days of the Executive’s signing, this Release will become final and binding on the day following such seven (7) day period.

The Executive acknowledges that the Release will not be effective, and no benefits shall be provided hereunder, until the seven (7) day revocation period described herein has expired.

Any notice to revoke this Release will be deemed properly given or made if personally delivered or, if mailed, when mailed by registered or certified mail, postage prepaid to Eastern at its principal business office, to the attention of the President and Chief Executive Officer.

[4]	NTD: This language to be revised to carve out any other final compensation owed to Executive that will not have been paid by the Separation Date.

By executing this Release, I acknowledge that I have had the opportunity to consult with an attorney of my choice; that I have carefully reviewed and considered this Release; that I understand the terms of the Release; and that I voluntarily agree to them.

Date	Denis Sheahan

Exhibit 99.4

Eastern Bankshares, Inc. Announces Agreement to Sell the Insurance Operations of Eastern Insurance Group, LLC to Arthur J. Gallagher & Co. and Enters Into Definitive Agreement to Merge with Cambridge Bancorp

Strategic Repositioning Strengthens Market Position

as Greater Boston’s Leading Community Bank

BOSTON, MA, September 19, 2023 – Eastern Bankshares, Inc. (“Eastern” or the “Company”) (NASDAQ Global Select Market: EBC), the stock holding company for Eastern Bank, announced that its wholly owned subsidiary Eastern Insurance Group, LLC (“Eastern Insurance”) today entered into a definitive agreement to sell its insurance operations to Arthur J. Gallagher & Co. (NYSE: AJG) (“Gallagher”) for approximately $510 million (“the insurance transaction”). Also today, Eastern and Cambridge Bancorp (NASDAQ: CATC) (“Cambridge”), the parent company of Cambridge Trust Company, announced they have entered into a definitive merger agreement pursuant to which Cambridge will merge with and into Eastern in an all-stock transaction valued at approximately $528 million (“the merger”).

Key Highlights:

•	Merger will create a $27 billion combined franchise and further solidify Eastern as the largest Boston-based community bank by deposits[1]

•

Sale of Eastern Insurance, the third largest bank-affiliated insurance brokerage in the country, will allow Eastern to benefit from valuation premium and redeploy capital for in-market strategic growth opportunity

•	Combined transactions are financially compelling with estimated 20% earnings per share accretion, 7.5% tangible book value per share* dilution and a 2.75 year earnback

•	Merger will create the largest bank-owned Independent Investment Advisor in Massachusetts and the tenth largest overall in Massachusetts[2]

•	Eastern plans to welcome Denis Sheahan, Cambridge CEO, to its executive team as CEO

Investor call at 9:00 a.m. ET September 20, 2023

Eastern and Cambridge Merger

Under the terms of the merger agreement, which has been unanimously approved by both boards of directors, each share of Cambridge common stock will be exchanged for 4.956 shares of Eastern common stock. Eastern anticipates issuing approximately 39.4 million shares of its common stock in the merger. Based upon Eastern’s $13.41 per share closing price on September 18, 2023, the transaction is valued at approximately $528 million and the aggregate consideration represents 114% of Cambridge’s tangible book value* and a 24% premium to Cambridge’s thirty-day volume weighted average price.

[1]	Source: S&P Global Market Intelligence; FDIC Summary of Deposit Survey (2022). Excludes trust banks.
[2]	Boston Business Journal

Upon closing, Denis Sheahan, Chairman, President and CEO of Cambridge, will become the CEO of Eastern and will join Eastern’s Board of Directors. Eastern’s President Quincy Miller will be promoted to Vice Chair, President, and Chief Operating Officer. Both Mr. Sheahan and Mr. Miller will report directly to Bob Rivers, who will serve as Executive Chair and Chair of the Board of Directors. In addition to Mr. Sheahan, three Cambridge directors are expected to be elected to Eastern’s Board of Directors in connection with the closing.

Given the distinction of the Cambridge Trust brand in the banks’ shared local markets, the combined wealth management and private banking divisions will operate under the Cambridge Trust brand and leadership.

As of June 30, 2023, Cambridge had approximately $5.5 billion of total assets, $4.0 billion of total loans, $4.4 billion of deposits and $4.4 billion of client assets under management and administration (“AUMA”). Upon completion of the merger, the combined company is expected to have approximately $27.1 billion in total assets, $18.0 billion of total loans, $22.6 billion of deposits and $7.6 billion of AUMA.

“I’ve long admired the success of Cambridge Trust under Denis’s leadership, and I’m excited to welcome Denis and the Cambridge team to Eastern,” said Bob Rivers, Chief Executive Officer and Chair of the Board of Eastern Bankshares, Inc. and Eastern Bank. “As we set our sights on the future, the enhanced capabilities and financial strength created by this merger will allow us to further position Eastern as the region’s local financial partner of choice, delivering enhanced value for our customers and shareholders, greater support for our communities, and increased opportunities for our colleagues.”

Sheahan commented, “I am delighted to be a part of bringing together two terrific companies who share common values and vision. I know the Cambridge Trust team will rise to the opportunity ahead and I look forward to working with our colleagues at Eastern as we integrate and deliver exceptional service to our clients.”

The merger is expected to be completed during the first quarter of 2024, subject to certain conditions, including the receipt of required regulatory approvals, and approval by Eastern and Cambridge shareholders. All Cambridge directors and executive officers and their affiliates with voting power have agreed to vote in favor of the merger.

Sale of Eastern Insurance Group, LLC

Also today, Eastern announced that Eastern Insurance has entered into a definitive agreement to sell its insurance operations to Arthur J. Gallagher & Co., for approximately $510 million in cash consideration. On an after-tax basis, the net gain on sale is expected to be approximately $260 million.

“For more than 20 years, the dedicated team at Eastern Insurance has grown the agency into what is now the third largest bank-affiliated insurance brokerage in the country and a top 50 agency overall,” said Rivers. “The growth and success of Eastern Insurance was made possible by the leadership of CEO Tim Lodge and the dedicated team who have built the agency into one of the premier insurance brokerage firms in the country. For that and more, I am grateful to each and every one of my colleagues at Eastern Insurance. On behalf of all of their colleagues at Eastern, they will be greatly missed.”

After careful consideration of Eastern’s long-term goals, the transaction is being made to recognize the valuation premium of Eastern Insurance, while allowing Eastern to focus on the growth and strategic initiatives of its core banking business, including the announced merger with Cambridge.

Rivers commented, “Gallagher is a proven insurance leader, and I have full confidence that they will continue the strong level of service our insurance customers have come to expect. We look forward to continuing our relationship with Gallagher as our insurance brokerage partner.”

Eastern anticipates that the insurance transaction, which is subject to standard closing conditions, will close in the fourth quarter of 2023. In connection with the sale, current leadership and employees of Eastern Insurance are expected to join Gallagher.

Eastern Insurance acts as an agent in offering property and casualty as well as life and health insurance to both personal and commercial customers and operates through 22 non-branch offices located primarily in eastern Massachusetts. Eastern Bank acquired Allied American Insurance Agency, Inc. in 2002, creating Eastern Insurance Group, LLC, and has since acquired 36 insurance agencies, growing revenue from approximately $28.2 million in 2003 to $99.2 million in 2022.

Financially Compelling Transactions

On a combined basis, the merger and the insurance transaction are expected to be approximately 20% accretive to Eastern’s 2024 earnings per share and approximately 7.5% dilutive to tangible book value per share* with an expected earnback period of approximately 2.75 years and an internal rate of return of approximately 20%.

On a pro forma basis for December 31, 2023, Eastern expects to maintain robust capital levels with a forecasted common equity tier 1 ratio of approximately 14.5%.

A presentation with additional information can be accessed by visiting Eastern’s investor relations website at investor.easternbank.com.

Advisors

Regarding the Eastern and Cambridge merger, J.P. Morgan Securities LLC served as financial advisor and Nutter McClennan & Fish LLP provided legal counsel to Eastern. BofA Securities, Inc. served as financial advisor and Hogan Lovells US LLP provided legal counsel to Cambridge.

Regarding the Eastern Insurance transaction, Piper Sandler & Co. served as financial advisor and Nutter McClennen & Fish LLP provided legal counsel to Eastern.

Conference Call

Bob Rivers, Denis Sheahan, and Jim Fitzgerald, Eastern’s Chief Administrative Officer, Chief Financial Officer and Treasurer, will hold a conference call for investors on September 20, 2023 at 9:00 a.m. Eastern Time. The conference call will be simultaneously webcast. Participants may join the webcast on the Company’s Investor Relations website at investor.easternbank.com. A replay of the webcast will be made available on demand on this site.

To join by telephone, participants can call the toll-free dial-in number (888) 259-6580 and reference conference ID 02238000. Please dial five to ten minutes prior to the start time to allow time for registration. In order to bypass speaking to the operator on the day of the call (recommended), please pre-register at: https://emportal.ink/3Zrrp19. Pre-registration will be active 1 hour prior to the start time.

About Eastern Bankshares, Inc. and Eastern Bank

Eastern Bankshares, Inc. is the stock holding company for Eastern Bank. Founded in 1818, Boston-based Eastern Bank has more than 120 locations serving communities in eastern Massachusetts, southern and coastal New Hampshire, and Rhode Island. As of June 30, 2023, Eastern Bank had approximately $22 billion in total assets. Eastern provides banking, investment and insurance products and services for consumers and businesses of all sizes, including through its Eastern Wealth Management division and its Eastern Insurance Group LLC subsidiary. Eastern takes pride in its outspoken advocacy and community support that includes $240 million in charitable giving since 1994. An inclusive company, Eastern employs approximately 2,100 deeply committed professionals who value relationships with their customers, colleagues, and communities. For investor information, visit investor.easternbank.com.

About Cambridge Bancorp

Cambridge Bancorp, the parent company of Cambridge Trust Company, is based in Cambridge, Massachusetts. Cambridge Trust Company is a 133-year-old Massachusetts chartered commercial bank with approximately $5.49 billion in assets at June 30, 2023, and a total of 22 Massachusetts and New Hampshire branch locations. Cambridge Trust Company is one of New England’s leaders in private banking and wealth management with $4.4 billion in client assets under management and administration at June 30, 2023. The Wealth Management group maintains offices in Boston and Wellesley, Massachusetts and Concord, Manchester, and Portsmouth, New Hampshire.

About Eastern Insurance Group LLC

Eastern Insurance Group LLC, headquartered in Natick, Massachusetts, is a wholly-owned subsidiary of Eastern Bank. Licensed to do business in every state, Eastern Insurance serves more than 75,000 individuals and businesses and provides a full range of personal and commercial insurance products, as well as employee benefits services. Representing more than 50 national and regional insurance carriers, Eastern Insurance is recognized as one of the largest insurance agencies headquartered in Massachusetts. For more information, visit www.easterninsurance.com.

About Arthur J. Gallagher & Co.

Arthur J. Gallagher & Co. (NYSE:AJG), a global insurance brokerage, risk management and consulting services firm, is headquartered in Rolling Meadows, Illinois. Gallagher provides these services in approximately 130 countries around the world through its owned operations and a network of correspondent brokers and consultants.

Non-GAAP Financial Measures

*Denotes a non-GAAP financial measure used in this press release.

This press release contains both financial measures based on accounting principles generally accepted in the United States (“GAAP”) and non-GAAP based financial measures. Management believes that providing certain non-GAAP financial measures provides investors with information useful to their understanding financial performance, performance trends and financial position. Management utilizes these measures for internal planning and forecasting purposes, and management, as well as securities analysts, investors, and other interested parties, also use these measures to compare peer company operating performance. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. A reconciliation of tangible book value for Cambridge is included in a table at the end of the press release.

This press release also includes certain forward-looking modeled projections and estimates, including estimates of the combined proforma company’s tangible book value per share. These metrics are dependent on variable factors, including management’s assumptions and modeling inputs as well as market driven factors such as interest rates, over which the Company cannot exercise control. Accordingly, reconciliations of the Company’s outlook on these items cannot be readily determined in a format useful for investors and could not be made readily available.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed transactions that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of one or both transactions may not materialize in the timeframe expected or at all, or may be more costly to achieve; that one or both transactions may not be timely completed, if at all; that prior to the completion of the transactions or thereafter, Eastern or Cambridge may not perform as expected due to transaction-related uncertainty or other factors; that Eastern is unable to successfully implement its integration or disposition strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all for one or both transactions; that the timing of completion of the proposed mergers are each dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to one or both transactions; the inability to implement onboarding or transition plans and other consequences associated with the mergers; continued pressures and uncertainties within the banking industry and Eastern and Cambridge’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Eastern’s and Cambridge’s 2022 Annual Reports on Form 10-K. Eastern’s and Cambridge’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at investor.easternbank.com and ir.cambridgetrust.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Eastern and Cambridge claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Additional Information and Where to Find It

In connection with the proposed merger transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of the Company and Cambridge and a Prospectus of the Company (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Company and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations via email at Joseph.Sapienza@cambridgetrust.com or by telephone at (617) 520-5520.

Participants in the Solicitation

The Company, Cambridge, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and/or Cambridge in connection with the proposed transaction under the rules of the SEC. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Commission on February 24, 2023, and other documents filed by the Company with the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023, and other documents filed by Cambridge with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Reconciliation of Non-GAAP Financial Measure:

Cambridge Bancorp and Subsidiaries

(unaudited, dollars in thousands)	As of: June 30, 2023
Tangible book value:
Total shareholders’ equity (GAAP):	$527,004
Less: Goodwill & other intangibles	(71,535)

Tangible book value (non-GAAP)	$455,469

Eastern Bankshares, Inc. and Eastern Bank:

Investor contact:

Jill Belliveau

Eastern Bankshares, Inc.

InvestorRelations@easternbank.com

781-598-7920

Media contact:

Andrea Goodman

Eastern Bank

a.goodman@easternbank.com

781-598-7847

Cambridge Bancorp

Investor contact:

Joseph P. Sapienza

Joseph.Sapienza@cambridgetrust.com

617-520-5520

Media contact:

Danielle Remis Hackel

Danielle.remis@cambridgetrust.com

617-441-1421

Arthur J. Gallagher & Co.

Investor contact:

Ray Iardella

ray_iardella@ajg.com

630-285-3661

Media contact:

Paul Day

paul_day1@ajg.com

630-285-5946

Exhibit 99.5

SAVINGS

Merger with CAMBRIDGE BANCORP and sale of Eastern insurance

Eastern Bankshares, Inc.

September 19, 2023

Exhibit 99.5 Merger with and sale of September 19, 2023

Forward-looking statements This presentation contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. Factors relating to the proposed transactions that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of one or both transactions may not materialize in the timeframe expected or at all, or may be more costly to achieve; that one or both transactions may not be timely completed, if at all; that prior to the completion of the transactions or thereafter, Eastern or Cambridge may not perform as expected due to transaction-related uncertainty or other factors; that Eastern is unable to successfully implement its integration or disposition strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all for one or both transactions; that the timing of completion of the proposed mergers are each dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to one or both transactions; the inability to implement onboarding or transition plans and other consequences associated with the mergers; continued pressures and uncertainties within the banking industry and Eastern and Cambridge’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues. These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Eastern’s and Cambridge’s 2022 Annual Reports on Form 10-K. Eastern’s and Cambridge’s SEC filings are accessible on the SEC's website at www.sec.gov and on their respective corporate websites at investor.easternbank.com and ir.cambridgetrust.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this presentation, Eastern and Cambridge claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation. 2

Non-GAAP financial measures *Denotes a non-GAAP financial measure used in this presentation. This presentation contains both financial measures based on accounting principles generally accepted in the United States (“GAAP”) and non-GAAP based financial measures. Management believes that providing certain non-GAAP financial measures provides investors with information useful to their understanding financial performance, performance trends and financial position. Management utilizes these measures for internal planning and forecasting purposes, and management, as well as securities analysts, investors, and other interested parties, also use these measures to compare peer company operating performance. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. A reconciliation of tangible common equity and tangible common equity to tangible assets for Cambridge Bancorp is included on pages 29 of the presentation. This presentation also includes certain forward-looking modeled projections and estimates, including estimates of the combined proforma company’s tangible book value and tangible book value per share. These metrics are dependent on variable factors including management’s assumptions and modeling inputs as well as market driven factors such as interest rates, over which the Company cannot exercise control. Accordingly, reconciliations of the Company’s outlook on these items cannot be readily determined in a format useful for investors and could not be made readily available. The Company has provided a summary on page 24 of the presentation that sets forth key expectations and assumptions regarding the estimated tangible book value per share impact of the proposed merger transaction. 3

Additional information Additional Information and Where to Find It In connection with the proposed merger transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of the Company and Cambridge and a Prospectus of the Company (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Company and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations via email at Joseph.Sapienza@cambridgetrust.com or by telephone at (617) 520-5520. Participants in the Solicitation The Company, Cambridge, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and/or Cambridge in connection with the proposed transaction under the rules of the SEC. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Commission on February 24, 2023, and other documents filed by the Company with the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023, and other documents filed by Cambridge with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph. 4

Today’s presenters Presenter Bob Rivers Chief Executive Officer and Chair of the Board of Eastern Bankshares Denis Sheahan Chief Executive Officer, President and Chair of the Board of Cambridge Bancorp Jim Fitzgerald Chief Administrative Officer, Chief Financial Officer and Treasurer of Eastern Bankshares 5

The next step in our journey

Eastern Bank
JOIN US FOR GOOD

Eastern insurance

SALE TO

Arthur J. Gallagher & Co.

$510mm

Eastern

TO MERGE WITH

CAMBRIDGE BANCORP
CAMBRIDGE TRUST
PRIVATE BANKING · WEALTH MANAGEMENT

$528mm

6

The next step in our journey TO MERGE WITH SALE TO $510mm $528mm Opportunistically Strategically Bolsters premier Financially Low risk, in-market monetize value redeploy capital to Boston franchise attractive, creating transaction that created in insurance enhance core and expands wealth long-term improves balance brokerage banking franchise business shareholder value sheet flexibility 6

Strategically compelling and financially attractive transactions

Eastern Bank
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Opportunistically monetize value created in insurance brokerage

- ✓ Built leading insurance brokerage business
- ✓ Sale price represents significant value creation

~$260mm	~5.0x	~35.0x
After-tax gain on sale	Price / revenue	Price / earnings

Strategically redeploy capital to enhance core banking franchise

CAMBRIDGE	CAMBRIDGE TRUST (PRIVATE BANKING · WEALTH MANAGEMENT)
$5.5bn	$4.4bn
Total assets	Total AUM/A

Bolsters premier Boston franchise and expands wealth business

- ✓ Scales and densifies Boston presence
- ✓ Doubles size of wealth business

#1	#4	$7.6bn
Mid-sized bank in Boston MSA[1]	Overall deposit market share[1]	Pro forma AUM/A[2]

Financially attractive, creating long-term shareholder value

- ✓ Significant EPS accretion
- ✓ Manageable TBVPS dilution with short earnback

20%+	~7.5% / ~2.75 yrs	~11.0%
EPS accretion	TBVPS dilution / earnback (yrs)	TBVPS accretion without rate marks

Improves scale and profitability

- ✓ Second largest mid-sized bank in New England[1]
- ✓ Rate marks unlock Cambridge earnings potential

~$27bn	~$290–$295mm	~13.5%
Pro forma assets	Run-rate earnings	Run-rate ROATCE

~14.5%	~80%
Pro forma CET1	Loans to deposits

7

Strategically compelling and financially attractive transactions Opportunistically monetize value created Strategically redeploy capital to enhance Bolsters premier Boston franchise and in insurance brokerage core banking franchise expands wealth business ✓ Built leading insurance brokerage business✓ Merge with top wealth-focused Boston bank✓ Scales and densifies Boston presence ✓ Sale price represents significant value creation✓ Loyal, affluent customer base in attractive markets✓ Doubles size of wealth business ~$260mm ~5.0x ~35.0x #1 #4 $7.6bn $5.5bn $4.4bn After-tax gain Price / Price / Mid-sized bank Overall deposit Pro forma Total Total on sale revenue earnings in Boston MSA¹ market share¹ AUM/A² assets AUM/A Financially attractive, creating long-term Low risk, in-market transaction that Improves scale and profitability shareholder value improves balance sheet flexibility ✓ Significant EPS accretion✓ Second largest mid-sized bank in New England¹✓ Robust due diligence; Low risk balance sheet ✓ Manageable TBVPS dilution with short earnback✓ Rate marks unlock Cambridge earnings potential✓ Marked assets provide a source of liquidity 20%+ ~7.5% / ~2.75 yrs ~11.0% ~$27bn ~$290–$295mm ~13.5% ~14.5% ~80% EPS TBVPS dilution / TBVPS accretion Pro forma Run-rate Run-rate Pro forma Loans to accretion earnback (yrs) without rate assets earnings ROATCE CET1 deposits marks Source: FactSet, S&P Global Market Intelligence; Note: Market data as of September 18, 2023; Metrics reflect returns from both transactions ¹ Excludes trust banks; Mid-sized bank defined as <$100bn in total assets; Based on FDIC Summary of Deposits Survey (2022) 7 ² For Eastern represents assets under supervision in a fiduciary, custodial or agency capacity for customers; For Cambridge represents assets under management and custody assets

Eastern insurance

Eastern Bank
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Business overview

Strategic rationale

- Unique opportunity to realize significant value
- Growth requires additional investments and acquisitions have become increasingly competitive
- Operates as a standalone business within Eastern
- Greater growth opportunity when combined with Gallagher resources

Asset sale

Post-closing relationship

Eastern insurance Contribution to Eastern Bankshares

% of total revenue
14%
~$104mm
86%
% of operating net income*
7%
~$14mm
93%

Insurance commissions ($mm)

$62
$66
$70
$74
$83
$92
$91
$94
$95
$99
$104
$59
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023 Proj.

8

is a leading insurance agency with a strong regional presence in the Northeast Contribution to Eastern Bankshares ◼ Eastern acquired insurance brokerage unit in 2002 and grew it into the 3rd largest bank-affiliated insurance brokerage and top 50 overall % of total revenue % of operating net income* Business ◼ Provides commercial, personal and employee benefits insurance overview products to middle market and retail customers 7% 14% ◼ Sales-focused culture led by President and CEO Tim Lodge ◼ Unique opportunity to realize significant value ~$104mm ~$14mm ◼ Growth requires additional investments and acquisitions have become Strategic increasingly competitive rationale ◼ Operates as a standalone business within Eastern 86% 93% ◼ Greater growth opportunity when combined with Gallagher resources Insurance commissions ($mm) ◼ Sale of assets from Eastern Insurance Group LLC subsidiary Asset ◼ ~415 employees sale $104 ◼ $104mm of revenue and $86mm of expenses included in perimeter $99 $94 $95 $92 $91 $83 $74 $70 $66 $62 $59 ◼ Gallagher to remain insurance brokerage partner to Eastern Post-closing relationship ◼ Transition services agreement with Gallagher through early 2024 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Proj. Source: S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; * Non-GAAP Financial Measure. Please refer to page 3 for additional information. 8

CAMBRIDGE is the leading wealth-focused Boston bank

Eastern Bank
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Company overview

- Founded in 1890 and headquartered in Harvard Square, Cambridge, MA
- Differentiated Private Banking and Wealth Management focus
- Twenty-two branches and five wealth offices across highly affluent Boston and southern New Hampshire markets
- Pristine credit quality through multiple economic cycles
- Stable, high-quality deposit base

Key metrics

$397mm Market cap	**$5.5bn** Total assets	**12th** Overall deposit share in Boston MSA[1]
$4.4bn AUM/A	**25%** Fee income ratio	**1bp** 10-year average NCOs / avg. loans (vs. 0.13% for KRX)[2]

Seasoned management team

Branch footprint

Concord
Winchester
Lexington
Weston
Cambridge
Boston
Wellesley
Newton
Needham
Dover
Stratham
Portsmouth
North Hampton
Manchester
Bedford
North Andover
Lowell
Andover
Salem
Worcester

Loan and deposit composition (GAAP)

Balanced loan portfolio

Consumer: 42%
Commercial: 58%
$4.0bn
3%
4%
19%
39%
22%
9%
4%
C&D
Multifamily
NOOCRE
OOCRE
C&I
1-4 family
Other Consumer

High-quality deposit base

$4.4bn
14%
24%
22%
26%
13%
NIB
IB checking
Savings
Money market
Time

Yield on loans: 4.80% | **91% loans / deposits ratio** | *Cost of deposits: 1.78%*

9

is the leading wealth-focused Boston bank Company overview Branch footprint ⚫ Founded in 1890 and headquartered in Harvard Square, Cambridge, MA Concord Winchester Dover ⚫ Differentiated Private Banking and Wealth Management focus Lexington Stratham Portsmouth Manchester North Hampton ⚫ Twenty-two branches and five wealth offices across highly affluent Boston Bedford and southern New Hampshire markets Weston North Andover ⚫ Pristine credit quality through multiple economic cycles Cambridge Andover Newton ⚫ Stable, high-quality deposit base Wellesley Key metrics Needham 12th $397mm $5.5bn Cambridge 22 branches in MA and NH Cambridge HQ Cambridge Trust Wealth Offices Overall deposit share Market cap Total assets in Boston MSA¹ Loan and deposit composition (GAAP) Balanced loan portfolio High-quality deposit base 1bp $4.4bn 25% Consumer: Commercial: 10-year average NCOs / avg. 4% 42% 3% 58% AUM/A Fee income ratio loans (vs. 0.13% for KRX)² 14% C&D 24% NIB 19% Multifamily IB checking 39% NOOCRE Seasoned management team Savings $4.0bn 22% $4.4bn OOCRE Money market 22% C&I 26% Time Denis Sheahan, Chief Executive Officer, President and Chair of 13% 1-4 family 9% 4% Other Consumer the Board of Cambridge Bancorp, will become CEO of Eastern, reporting to Bob Rivers, who will become Executive Chair Yield on loans: 4.80% Cost of deposits: 1.78% 91% loans / deposits ratio Source: FactSet; S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Market data as of September 18, 2023; Figures may not total to 100% due to rounding ¹ Excludes trust banks; Mid-sized bank defined as <$100bn in total assets; Based on FDIC Summary of Deposits Survey (2022) 9 ² Represents ten-year average net charge-offs for the years 2013–2022 relative to the Nasdaq Regional Banking Index

Scales and enhances wealth management offering

Eastern Bank
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Wealth management – Key metrics

■ EBC ■ CATC

AUM/A ($bn)

$7.6
4.4
3.2

Fee revenue (LTM, $mm)

$56
32
23

Pre-tax income (LTM, $mm)[1]

$24
13
11

Pre-tax income margin (LTM)[1]

41%

Reorienting to more scalable fee income business

CAMBRIDGE TRUST
PRIVATE BANKING WEALTH MANAGEMENT

Cambridge executives to lead pro forma wealth segment

Meaningfully scales franchise

- **$7.6bn** pro forma Assets Under Management and Administration
- **Largest** bank-owned Independent Investment Adviser in Massachusetts (#10 overall)[2]

Comprehensive, relationship-based platform

- Extensive investment management solutions
- Personal trust and estate management services
- Full-service solutions for high-net-worth clients in affluent markets of Boston and southern New Hampshire

Full suite of products & services

	Eastern	Cambridge
Wealth planning	✓	✓
Investment strategies	✓	✓
Trust & Estate	✓	✓
Philanthropic & Charitable Giving	✓	✓
Cash Management	✓	✓
Tax Strategies	✓	✓

Source: S&P Global Market Intelligence; Note: Financial data as of June 30, 2023
[1] Includes net interest income and noninterest income
[2] Boston Business Journal

10

Scales and enhances wealth management offering Wealth management – Key metrics Retaining the prominent Cambridge Trust brand for EBC CATC wealth management and private banking offerings AUM/A ($bn) Fee revenue (LTM, $mm) Cambridge executives to lead pro forma wealth segment $56 Meaningfully scales franchise Full suite of products & services $7.6 ⚫$7.6bn pro forma Assets Under 32 4.4 Management and Administration Wealth planning ✓✓ ⚫Largest bank-owned Independent 23 Investment Adviser in Massachusetts 3.2 Investment (#10 overall)² ✓✓ strategies Pre-tax income (LTM, $mm)¹ Pre-tax income margin (LTM)¹ Comprehensive, relationship- Trust & Estate ✓✓ based platform $24 41% ⚫Extensive investment management Philanthropic & 13 solutions ✓✓ Charitable Giving ⚫Personal trust and estate management Cash services 11 ✓✓ Management ⚫Full-service solutions for high-net-worth clients in affluent markets of Boston and Tax Strategies Reorienting to more scalable fee income business ✓✓ southern New Hampshire Source: S&P Global Market Intelligence; Note: Financial data as of June 30, 2023 10 ¹ Includes net interest income and noninterest income ² Boston Business Journal

Eastern Bank
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Enhances presence in affluent Boston markets

ME
NH
Concord
Manchester
Andover
Salem
Boston
Worcester
MA
Providence
RI
CT
New Bedford
Newport
New London
Beverly
Lynnfield
Peabody
Salem
Reading
Woburn
Marblehead
Lynn
Concord
Lexington
Malden
Arlington
Medford
Revere
Waltham
Cambridge
Chelsea
Watertown
Newton
Brookline
Boston
Dorchester
Needham
Quincy
Dedham
Hingham
Braintree
Branch overlap¹
1-mile: 50%
Eastern Bank Corporate HQ
Eastern Bank 97 branches in MA and NH
Cambridge Corporate HQ
Cambridge 22 branches in MA and NH
Cambridge Trust Wealth Offices

Deposits in the Boston MSA
Bank of America $103.1
Citizens $53.2
Santander $23.9
Eastern Cambridge $23.1
JPMorgan Chase $19.6
Eastern $18.5
TD $18.3
Independent $12.7
M&T $6.7
First Citizens $5.5
Middlesex $4.9
Salem Five $4.8
Cambridge $4.6
Brookline $4.4
Cambridge Financial $4.4
Inst. for Savings $3.8
Dedham Savings $3.6
Leader $3.5
Enterprise $3.3
HarborOne $2.7
NB Financial $2.7
#1
Mid-sized bank in Boston
>$10bn
Gap to next closest mid-sized bank

11

Bolsters premier Boston franchise with density in highly attractive market Enhances presence in affluent Boston markets Solidifies position as largest Boston mid-sized bank by deposits² Deposits in the Boston MSA Beverly $103.1 Bank of America Lynnfield Peabody Reading Citizens $53.2 93 Salem Marblehead Santander $23.9 Woburn Concord Lynn $23.1 95 Concord Lexington Malden JPMorgan Chase $19.6 Manchester Medford 93 $18.5 Revere Arlington Chelsea TD $18.3 Waltham Cambridge Branch Watertown overlap¹ $12.7 Independent 1-mile: 50% Andover Newton Brookline M&T $6.7 495 Salem Dorchester Needham $5.5 First Citizens $4.9 Middlesex Boston #1 Quincy $4.8 Salem Five Mid-sized bank Dedham Hingham $4.6 in Boston 495 95 $4.4 Braintree Brookline Cambridge Financial $4.4 >$10bn Inst. for Savings $3.8 Gap to next closest Eastern Bank Cambridge Corporate HQ Corporate HQ Dedham Savings $3.6 495 mid-sized bank Eastern Bank Cambridge Leader $3.5 97 branches 22 branches in MA and NH in MA and NH Enterprise $3.3 Cambridge Trust Wealth HarborOne $2.7 Offices NB Financial $2.7 Source: S&P Global Market Intelligence ¹ Percent of Cambridge branches within one mile of an Eastern branch 11 ² Excludes trust banks; Mid-sized bank defined as <$100bn in total assets; Based on FDIC Summary of Deposits Survey (2022)

Financially compelling

Eastern Bank
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Strong returns

Meaningful EPS accretion with manageable TBV dilution

20%+
2024E EPS accretion[1]

~7.5% / ~2.75
TBVPS dilution / earnback (yrs)
~11.0% **accretive** without rate marks

~20%
IRR

Enhanced profitability

Increased earnings generation and profitability

~3.05%
+25bps
Net interest margin

~50%
(~10%)
Efficiency ratio[1]

~13.5%
+350bps
ROATCE[1]

~$290–$295mm
+50%
Net income[1]

Fortress balance sheet

~14.5%
CET1

~80%
Loans / deposits

~27%
Cash and securities / assets

12

Financially compelling Fortress balance Strong returns Enhanced profitability sheet Meaningful EPS accretion with Increased earnings generation and Ample capital and liquidity with flexibility to manageable TBV dilution profitability restructure Cambridge’s balance sheet ~50% ~3.05% 20%+ ~14.5% (~10%) +25bps 2024E EPS accretion¹ CET1 Efficiency ratio¹ Net interest margin ~7.5% / ~2.75 ~80% TBVPS dilution / earnback (yrs) Loans / deposits ~11.0% accretive without rate marks ~13.5% ~$290–$295mm ~20% +50% +350bps ~27% IRR Net income¹ ROATCE¹ Cash and securities / assets Source: S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Market data as of September 18, 2023; Metrics reflect returns from both transactions; ¹ Fully-synergized 12

Summary of transaction terms

Eastern Bank
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	Sale of Eastern insurance	Merger with CAMBRIDGE
Consideration and structure	• Transaction value of $510mm • Consideration: 100% cash • TSA agreement in place through early 2024	• Transaction value of $528mm • Consideration: 100% stock • Fixed exchange ratio: 4.9560x of EBC stock • Pro forma ownership: 82% EBC / 18% CATC
Change in management and Board	• Tim Lodge and 5 other EIG executives joining Gallagher • ~415 EIG employees joining Gallagher	• Bob Rivers to become Executive Chair • Denis Sheahan to become CEO, reporting to Executive Chair • Quincy Miller adding COO role, reporting to Executive Chair • Denis Sheahan and three other board members from CATC to join EBC Board
Approvals and anticipated closing	• Hart-Scott-Rodino approval • No EBC shareholder approval required • Expected closing in the fourth quarter of 2023	• Customary bank regulatory approvals • EBC and CATC shareholder approval • Expected closing in the first quarter of 2024

13

Summary of transaction terms Sale Merger of with ⚫ Transaction value of $528mm ⚫ Transaction value of $510mm ⚫ Consideration: 100% stock Consideration ⚫ Consideration: 100% cash and structure ⚫ Fixed exchange ratio: 4.9560x of EBC stock ⚫ TSA agreement in place through early 2024 ⚫ Pro forma ownership: 82% EBC / 18% CATC ⚫ Bob Rivers to become Executive Chair ⚫ Denis Sheahan to become CEO, reporting to Executive Chair Change in ⚫ Tim Lodge and 5 other EIG executives joining Gallagher management ⚫ Quincy Miller adding COO role, reporting to Executive Chair ⚫ ~415 EIG employees joining Gallagher and Board ⚫ Denis Sheahan and three other board members from CATC to join EBC Board ⚫ Hart-Scott-Rodino approval⚫ Customary bank regulatory approvals Approvals and anticipated ⚫ No EBC shareholder approval required⚫ EBC and CATC shareholder approval closing ⚫ Expected closing in the fourth quarter of 2023⚫ Expected closing in the first quarter of 2024 13 Source: FactSet; S&P Global Market Intelligence; Note: Market data as of September 18, 2023

Eastern Bank
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Highly attractive relative pricing

	Sale of Eastern insurance	Merger with CAMBRIDGE
Deal Value	**$510mm**	**$528mm**
Premium (30-day VWAP)	—	24%[1]
Price / Revenue	~5.0x	3.3x
Price / Earnings	~35.0x	14.7x
Price / Fully-synergized earnings[2]	—	5.3x
Price / TBV	—	1.14x
2024E net income	$14mm	$36mm[4]
2024E fully-synergized net income[2]	—	~$100mm
Historical context		

Insurance brokerage industry NTM P/E³
~35.0x
23.7x
16.6x
2013
2015
2017
2019
2021
2023

Cambridge P/TBV
1.49x
1.14x
0.86x
2013
2015
2017
2019
2021
2023

For reference

Eastern

11.5x
Price / Earnings

1.27x
Price / TBV

14

Highly attractive relative pricing Merger with Sale of Deal Value $510mm $528mm For reference Premium (30-day VWAP) — 24%¹ Price / Revenue ~5.0x 3.3x Price / Earnings ~35.0x 14.7x Price / Fully-synergized earnings² — 5.3x 11.5x Price / Earnings Price / TBV — 1.14x 2024E net income $14mm $36mm⁴ 1.27x 2024E fully-synergized net income² — ~$100mm Price / TBV Insurance brokerage industry NTM P/E³ Cambridge P/TBV ~35.0x 23.7x Historical context 1.49x 1.14x 16.6x 0.86x 2013 2015 2017 2019 2021 2023 2013 2015 2017 2019 2021 2023 Source: Bloomberg, FactSet, S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Market data as of September 18, 2023 ¹ Represents price per share of $67.73 based on a 4.9560x exchange ratio and Eastern’s 30-day VWAP of $13.67 as of September 18, 2023 relative to Cambridge’s 30-day VWAP of $54.53 as of September 18, 2023 ² Cambridge fully-synergized figures include standalone Cambridge earnings, AOCI accretion, Durbin impacts, fully-phased cost synergies, intangible amortization, opportunity cost of cash and rate mark accretion 14 ³ Represents the median multiple of publicly traded insurance brokers: AJG, AON, BRO, BRP, MMC, RYAN and WTW ⁴ Reflects consensus estimates

Eastern Bank
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Strategic redeployment of capital

CET1 transactions impacts

Accretable fair value marks
With fair value marks
~16.0%
~2.5%
(~1.5%)
(~2.5%)
~17.0%
~14.5%
~5.0%
~2.5%
~$500mm+
Excess capital excluding capital from mark accretion
~12.0%
~11.0%
Eastern standalone CET1 (Est. at close)
EIG sale¹
Cambridge acquisition (excl. rate marks²)
Accretable rate marks from Cambridge acquisition
Pro forma CET1 (Est. at close)
Excess capital
Medium term CET1 target
KRX³ median (2023Q2)

Source: S&P Global Market Intelligence
[1] Includes capital impact from the sale of Eastern Insurance Group LLC
[2] Excludes fair value rate mark accretion and amortization related to HTM securities, net loans, time deposits, borrowings and AOCI
[3] Nasdaq Regional Banking Index

15

Strategic redeployment of capital CET1 transactions impacts / / Accretable fair value marks / With fair value marks ~2.5% ~17.0% ~5.0% ~16.0% (~1.5%) (~2.5%) ~2.5% ~12.0% ~11.0% ~$500mm+ Excess capital excluding capital from mark accretion ~14.5% Eastern standalone EIG sale¹ Cambridge Accretable rate Pro forma CET1 Excess capital Medium term KRX³ median CET1 acquisition marks from (Est. at close) CET1 target (2023Q2) (Est. at close) (excl. rate marks²) Cambridge acquisition Capital target Dividend payout Share buybacks Organic loan growth ~12% CET1 medium term ~30–45% Opportunistic Mid-single-digits Source: S&P Global Market Intelligence ¹ Includes capital impact from the sale of Eastern Insurance Group LLC ² Excludes fair value rate mark accretion and amortization related to HTM securities, net loans, time deposits, borrowings and AOCI 15 ³ Nasdaq Regional Banking Index

Unlocks earnings potential and enhances returns

Eastern Bank
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Transaction results in meaningful EPS accretion post-close

2024E fully-synergized net income, $mm

A
B
C
$189
($14)
$36
$63
$29
($9)
~$295
~$290
Eastern consensus
Foregone EIG income
Cambridge consensus
Fair value mark accretion
Cost savings
Other
Pro forma

EPS $1.17 — *20%+ accretion* — $1.44–$1.46

ROATCE ~10% — *~350bps improvement* — ~13.5%

Confident in ability to deliver on financial targets

(A) Reset earnings / fair value marks

(B) Cost savings

(C) Other EIG and merger impacts

16

Unlocks earnings potential and enhances returns Confident in ability to Transaction results in meaningful EPS accretion post-close deliver on financial targets 2024E fully-synergized net income, $mm B C A • Reset earnings / fair value marks A $29 • Represents sustainable earnings in current ~$295 rate environment ($9) $63 ~$290 • New originations at marked yields • Optionality to restructure balance sheet and lock in current economics $36 $189 B • Cost savings ($14) • 34% of 2024E Cambridge cash expenses • In-market footprint; Low execution risk C• Other EIG and merger impacts • Amortization of CDI and wealth intangible • Lost interchange fees: $1mm pre-tax Foregone Fair value Cost savings Other Pro forma consensus EIG income consensus mark accretion • Reinvestment of EIG cash proceeds • Yield on cash: ~5.0% in 2024 EPS $1.17 20%+ accretion $1.44–$1.46 ROATCE ~10% ~350bps improvement ~13.5% Source: S&P Global Market Intelligence; Note: Market data as of September 18, 2023 16

Enhanced profitability

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Eastern (Standalone)
Eastern (Pro forma)[1]
Net interest margin
~2.80%
~3.05%
Efficiency ratio
~60%
~50%
ROAA
~0.90%
~1.05%
ROATCE
~10.0%
~13.5%
2Q'23
2024E
2Q'23
2024E
2Q'23
2024E
2Q'23
2024E

17

Enhanced profitability (Standalone) (Pro forma)¹ ✓✓✓ Net interest margin Efficiency ratio✓ ROAA ROATCE ~13.5% ~60% ~3.05% ~1.05% ~0.90% ~2.80% ~10.0% ~50% 2Q’23 2024E 2Q’23 2024E 2Q’23 2024E 2Q’23 2024E Source: FactSet, S&P Global Market Intelligence; Note: Financial data as of June 30, 2023; Market data as of September 18, 2023; ¹ Fully-synergized 17

Summary highlights Opportunistically monetize value created in insurance brokerage Strategically redeploy capital to enhance core banking franchise Bolsters premier Boston franchise and expands wealth business Financially attractive, creating long-term shareholder value Low risk, in-market transaction that improves balance sheet flexibility 18

Appendix

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Key changes to executive leadership

Bob Rivers
Executive Chair

- Current Chair & Chief Executive Officer of Eastern Bank since 2017
- President of Eastern Bank (2006–2016), & Chief Banking Officer (2006–2017)

Denis Sheahan
Chief Executive Officer

Quincy Miller
Vice Chair, President, & COO

- Current President & Vice Chair of Eastern Bank since 2016
- Previous President of Citizens Bank (MA)

20

Key changes to executive leadership Bob Rivers Denis Sheahan Quincy Miller Executive Chair Chief Executive Officer Vice Chair, President, & COO • Current Chair & Chief • Current Chief Executive • Current President & Vice Chair Executive Officer of Eastern Officer, President and Chair of of Eastern Bank since 2016 Bank since 2017 the Board of Cambridge Bancorp, joining in 2015 • Previous President of Citizens • President of Eastern Bank Bank (MA) (2006–2016), & Chief Banking • 19-year career at Independent Officer (2006–2017) Bank Corp., holding CFO & COO roles 20

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Supporting our communities, customers and employees

Communities

- Deep commitment to support our local communities, with a focus on:
  - Affordable housing
  - Workforce development
  - Early childhood development
  - Equity in the small business ecosystem
- Dedication to community partners, donating to >1,500 organizations annually
- Well funded foundations focused on communities:

Eastern Bank Foundation

CAMBRIDGE TRUST CHARITABLE FOUNDATION

CORPORATE CITIZENSHIP

Customers

- A customer-centric bank focused on improving our communities, one relationship at a time
- Enhanced offerings of banking and wealth management products
- Greater scale enables further investment in technology, products and service capabilities
- Larger balance sheet to support client growth
- #1 U.S. SBA lender in Massachusetts for 14 consecutive years

#1 SBA LENDER IN MASSACHUSETTS 14 YEARS RUNNING

Employees

- Shared values and vision
- Strong cultural fit
- “People first” philosophy supports our long-standing commitment to diversity, equity, inclusion and employee wellness
- Strong credit and risk management culture
- Expanded career opportunities within larger institution
- Recognized as one of the best places to work for LGBTQ+ equality for 9 consecutive years:

BEST PLACES TO WORK for LGBTQ+ Equality 2022 100% CORPORATE EQUALITY INDEX

21

Supporting our communities, customers and employees Communities Customers Employees • Deep commitment to support our local • A customer-centric bank focused on • Shared values and vision communities, with a focus on: improving our communities, one relationship at a time • Affordable housing • Strong cultural fit • Workforce development • Enhanced offerings of banking and wealth • “People first” philosophy supports our long- • Early childhood development management products standing commitment to diversity, equity, • Equity in the small business ecosystem inclusion and employee wellness • Greater scale enables further investment • Dedication to community partners, in technology, products and service • Strong credit and risk management culture donating to >1,500 organizations annually capabilities • Well funded foundations focused on • Expanded career opportunities within • Larger balance sheet to support client communities: larger institution growth • Recognized as one of the best places to • #1 U.S. SBA lender in Massachusetts for work for LGBTQ+ equality for 9 14 consecutive years • Recognized for commitment to community consecutive years: as a top charitable contributor in MA: 21

Key transaction assumptions ⚫ 34% of Cambridge’s operating non-interest expense base ($37mm pre-tax) Synergies⚫ Phase-in of 50% in 2024 and 100% thereafter ⚫ Revenue synergies have been identified, but not modeled ⚫ Gross credit mark equal to 1.09% of total loans ($44mm) ⚫ 30% of the mark on PCD loans and 70% of the mark on non-PCD loans Credit mark ⚫ Non-PCD mark is accreted back into earnings ⚫ PCD mark is not accreted into earnings ⚫ Day two CECL reserve of 1.0x non-PCD credit mark ($24mm after-tax); for illustrative purposes, fully reflected in pro forma capital CECL Reserves at closing ⚫ $172mm pre-tax securities write-down, accreted over 7 years, straight-line methodology ⚫ $413mm pre-tax net loan write-down, accreted over 7 years, straight-line methodology Fair value marks ⚫ $8mm pre-tax deposits write-down, amortized over 1 year $2mm pre-tax borrowings write-down, amortized over 1 year ⚫ One-time merger charges⚫ Approximately $70mm pre-tax ($57mm after-tax) ⚫ CDI: 4.00% of all non-time deposits, amortized over 10 years, sum-of-year-digits methodology Intangibles assets ⚫ Wealth management relationship intangible: 1.0x LTM wealth revenues, amortized over 10 years, sum-of-year-digits methodology Other adjustments⚫ Cambridge Durbin dis-synergy of $1mm pre-tax annually ⚫ EIG to be moved to discontinued operations in Q3 and associated revenue and expenses to be removed from prior operating results EIG accounting implications ⚫ Gain on sale will eliminate income tax valuation allowance from the securities sale in Q1 (estimated impact of $15mm) Source: FactSet; S&P Global Market Intelligence 22

Summary of fair value marks Impact to equity $mm Carrying value Fair value Pre-tax After-tax Amortization term Assets Total investment securities $1,152 $980 ($172) ($133) 7 years Net loans 3,987 3,574 (413) (320) 7 years Total $5,139 $4,554 ($585) ($454) Liabilities Deposits $4,443 $4,451 $8 $6 1 year Borrowings 409 411 2 1 1 year Total $4,852 $4,861 $10 $8 Total impact to equity ($575) ($446) Accum. other comprehensive income ($19) 7 years 23

Purchase accounting summary Tangible book value per share impact Eastern $ millions Shares (mm) $ per share Standalone tangible book value (estimated at close) $1,938 176.4 $10.99 Pro forma Standalone Eastern tangible book value at close $1,938 176.4 (+) Impacts of Eastern Insurance Group sale including tax pickup 365 (=) Pro forma Eastern for insurance sale tangible book value at close $2,303 176.4 $13.06 (+) Estimated standalone Cambridge tangible book value at close 463 (–) Reversal of Cambridge equity capital and intangibles (463) (+) Merger consideration for accounting purposes 528 39.4³ (–) Goodw ill and other intangibles created¹ (557) (–) After-tax restructuring expenses (57) (–) CECL double count on non-PCD loans² (24) (=) Pro forma Eastern tangible book value at close $2,193 215.8 $10.16 $ accretion to Eastern ($0.82) % accretion to Eastern (7.5%) Pro forma TBVPS adjusted for accretable items Pro forma Eastern tangible book value at close $2,193 215.8 $10.16 (+) Eastern accumulated other comprehensive income 688 (+) Cambridge accretable yield on legacy AFS securities 19 (+) Fair value interest rate marks 446 (=) Pro forma Eastern TBVPS adjusted for accretable items $3,346 215.8 $15.51 Source: S&P Global Market Intelligence ¹ Based on expectations and assumptions as of announcement date; subject to change at transaction closing ² Based on $31mm pre-tax reserve allocated to non-PCD loans (70%) 24 ³ Based on 4.9560x shares of Eastern stock exchanged for each Cambridge share outstanding

CAMBRIDGE BANCORP historical financials

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$mm		Fiscal year ended 12/31/2019	12/31/2020	12/31/2021	12/31/2022	Fiscal quarter ended 3/31/2023	6/30/2023
Balance sheet	Total assets	$2,856	$3,949	$4,892	$5,560	$5,529	$5,490
	Gross loans	2,227	3,154	3,319	4,063	4,018	4,025
	Total deposits	2,359	3,403	4,331	4,815	4,657	4,443
	Shareholders' equity	287	402	438	518	526	527
	Tangible common equity*	252	347	383	446	454	455
	Loans / deposits	94%	93%	77%	84%	86%	91%
	AUM/A	3,453	4,168	4,853	4,060	4,267	4,359
Profitability	Net income	$25.3	$32.0	$54.0	$52.9	$12.4	$7.1
	ROAA[1]	0.97%	0.91%	1.24%	1.03%	0.91%	0.52%
	ROAE[1]	11.4%	9.1%	12.9%	11.6%	9.7%	5.4%
	NIM[1]	3.22%	3.65%	3.12%	2.92%	2.63%	2.26%
	Efficiency ratio	68%	61%	58%	59%	63%	76%
	Fee income	32%	25%	26%	23%	24%	25%
	Cost of deposits[1]	0.70%	0.25%	0.13%	0.32%	1.36%	1.78%
	Yield on loans[1]	4.32%	4.22%	3.75%	3.83%	4.55%	4.80%
Asset quality	NPLs / total loans	0.25%	0.28%	0.16%	0.16%	0.18%	0.18%
	Reserves / loans	0.82%	1.14%	1.04%	0.93%	0.95%	0.95%
	NCOs / average loans[1]	0.08%	0.02%	(0.00%)	(0.00%)	(0.00%)	0.00%
Capital	Equity / assets	10.0%	10.2%	9.0%	9.3%	9.5%	9.6%
	TCE / TA*	8.9%	8.9%	7.9%	8.1%	8.3%	8.4%
	CET1	12.7%	12.7%	12.4%	12.5%	12.8%	13.0%

25

historical financials Fiscal year ended Fiscal quarter ended $mm 12/31/2019 12/31/2020 12/31/2021 12/31/2022 3/31/2023 6/30/2023 Total assets $2,856 $3,949 $4,892 $5,560 $5,529 $5,490 Gross loans 2,227 3,154 3,319 4,063 4,018 4,025 Total deposits 2,359 3,403 4,331 4,815 4,657 4,443 Shareholders' equity 287 402 438 518 526 527 Tangible common equity* 252 347 383 446 454 455 Loans / deposits 94% 93% 77% 84% 86% 91% AUM/A 3,453 4,168 4,853 4,060 4,267 4,359 Net income $25.3 $32.0 $54.0 $52.9 $12.4 $7.1 ROAA¹ 0.97% 0.91% 1.24% 1.03% 0.91% 0.52% ROAE¹ 11.4% 9.1% 12.9% 11.6% 9.7% 5.4% NIM¹ 3.22% 3.65% 3.12% 2.92% 2.63% 2.26% Efficiency ratio 68% 61% 58% 59% 63% 76% Fee income 32% 25% 26% 23% 24% 25% Cost of deposits¹ 0.70% 0.25% 0.13% 0.32% 1.36% 1.78% Yield on loans¹ 4.32% 4.22% 3.75% 3.83% 4.55% 4.80% NPLs / total loans 0.25% 0.28% 0.16% 0.16% 0.18% 0.18% Reserves / loans 0.82% 1.14% 1.04% 0.93% 0.95% 0.95% NCOs / average loans¹ 0.08% 0.02% (0.00%) (0.00%) (0.00%) 0.00% Equity / assets 10.0% 10.2% 9.0% 9.3% 9.5% 9.6% TCE / TA* 8.9% 8.9% 7.9% 8.1% 8.3% 8.4% CET1 12.7% 12.7% 12.4% 12.5% 12.8% 13.0% Source: S&P Global Market Intelligence; * Non-GAAP Financial Measure. Please refer to page 29 for the applicable reconciliation; ¹ Quarterly metrics shown as annualized figures 25 Asset Capital Profitability Balance sheet quality

Comprehensive due diligence and integration plan

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Diligence focus areas

Credit	Commercial Banking
Legal, Risk, BSA and Compliance	Retail Banking
Information Technology	Private Banking
Human Resources	Wealth Management
Finance & Accounting	Tax

Process and integration timeline

Low integration risk

26

Comprehensive due diligence and integration plan Diligence focus areas Process and integration timeline ⚫Due diligence Commercial Credit Banking ◼ 60+ employees, business leaders, advisors and specialists participated ◼ In-depth review of Lending and Credit: Review of over 45% of the commercial loan portfolio outstanding, with a focus on the larger credits and CRE Legal, Risk, BSA Retail Banking and Compliance ◼ Extensive work on combining branch networks. EBC increasing network by 11 branches although retaining significant number of Cambridge locations ◼ Operations and Compliance review covering Cyber Security, AML/BSA Information Private Banking Technology ⚫Bank systems integration planned for Q2 2024 and wealth systems integration planned for Q3 2024 ◼ Continued involvement of senior management Wealth ◼ Same core processor used and high degree of overlap in technology solutions overall, Human Resources Management streamlining integration efforts ◼ Lean on extensive acquisition experience to unify operations Finance & ◼ Proactively reach out to clients and minimize business disruption Tax Accounting ⚫Eastern has a proven track record of integration, having integrated 8 bank acquisitions since 1999 Low integration risk 26

Pro forma loans

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3%
9%
18%
23%
$14.0bn
10%
6%
32%

Yield on loans: 4.78%

CAMBRIDGE

4%
19%
39%
$4.0bn
22%
9%
3%
4%

Yield on loans: 4.80%

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CAMBRIDGE

3%
11%
23%
23%
$18.0bn¹
9%
6%
27%

Yield on loans: 4.78%

27

Pro forma loans 1-4 family Other consumer C&I OOCRE NOOCRE Multifamily C&D 3% 4% 3% 9% 11% 18% 23% 19% 39% 23% 10% 23% $14.0bn $4.0bn $18.0bn¹ 9% 22% 6% 6% 32% 27% 9% 3% 4% Yield on loans: 4.78% Yield on loans: 4.80% Yield on loans: 4.78% Note: Financial data as of June 30, 2023; Figures may not total to 100% due to rounding 27 ¹ Excludes purchase accounting adjustments

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Pro forma deposits

■ Noninterest-bearing ■ Interest-bearing checking ■ Savings ■ Money market ■ Time

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13%
29%
26%
$18.2bn
8%
23%

Cost of deposits: 1.22%

CAMBRIDGE

14%
24%
22%
$4.4bn
13%
26%

Cost of deposits: 1.78%

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CAMBRIDGE

13%
28%
26%
$22.6bn¹
9%
24%

Cost of deposits: 1.32%

28

Pro forma deposits Noninterest-bearing Interest-bearing checking Savings Money market Time 13% 14% 13% 24% 29% 28% 22% $18.2bn $4.4bn $22.6bn¹ 26% 26% 26% 24% 23% 8% 9% 13% Cost of deposits: 1.22% Cost of deposits: 1.78% Cost of deposits: 1.32% Note: Financial data as of June 30, 2023; Figures may not total to 100% due to rounding 28 ¹ Excludes purchase accounting adjustments

Reconciliation of non-GAAP capital metrics Cambridge Bancorp Fiscal year ended Fiscal quarter ended $000s 12/31/2019 12/31/2020 12/31/2021 12/31/2022 3/31/2023 6/30/2023 Tangible common equity Total Shareholders' equity (GAAP) $286,561 $401,732 $437,837 $517,552 $525,949 $527,004 Less: Goodwill and other intangibles (34,544) (54,889) (54,529) (71,982) (71,758) (71,535) Tangible common equity (non-GAAP) $252,017 $346,843 $383,308 $445,570 $454,191 $455,469 Tangible assets Assets (GAAP) $2,855,563 $3,949,297 $4,891,544 $5,559,737 $5,528,584 $5,489,622 Less: Goodwill and other intangibles (34,544) (54,889) (54,529) (71,982) (71,758) (71,535) Tangible assets (non-GAAP) $2,821,019 $3,894,408 $4,837,015 $5,487,755 $5,456,826 $5,418,087 Equity / Assets (GAAP) 10.0% 10.2% 9.0% 9.3% 9.5% 9.6% Tangible common equity/tangible assets (TCE/TA) (non-GAAP) 8.9% 8.9% 7.9% 8.1% 8.3% 8.4% 29

GOOD INVESTS. GOOD ADVISES. GOOD LENDS. GOOD HELPS FEED HUNGRY KIDS. GOOD FUELS THE HUNGRY STARTUP. GOOD HELPS KIDS LEARN TO PAINT. AND DANCE. AND REALIZE HOW SPECIAL THEY ARE. GOOD BUILDS PLAYGROUNDS. AND REBUILDS LIVES. GOOD INSURES. GOOD ENDURES. GOOD FIGHTS DISCRIMINATION. GOOD STANDS UP FOR EQUAL OPPORTUNITY. GOOD INNOVATES. GOOD EDUCATES. GOOD ADVOCATES. GOOD HELPS PEOPLE BEAT ADDICTIONS. GOOD PAYS CLOSE ATTENTION. GOOD PAYS IT FORWARD. 30